2022

TPG Inc.
Annual Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number 001-04321

TPG Inc.
(Exact name of registrant as specified in its charter)

Delaware	**87-2063362**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
301 Commerce Street, Suite 3300	**76102**
Fort Worth, TX	(Zip Code)

(817) 871-4000
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock	**TPG**	**The Nasdaq Stock Market LLC**

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of the common stock of the Registrant held by non-affiliates as of June 30, 2022 was $1,415.6 million.

As of February 21, 2023, there were 71,233,826 shares of the registrant's Class A common stock, 8,258,901 shares of the registrant's nonvoting Class A common stock and 229,652,641 shares of the registrant's Class B common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement relating to its 2023 annual meeting of the shareholders (the "2023 Proxy Statement") are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. The 2023 Proxy Statement will be filed with the U.S. Securities and Exchange Commission within 120 days after the end of the fiscal year to which this report relates.

TABLE OF CONTENTS

		Page
PART I		
Item 1.	Business	3
Item 1A.	Risk Factors	23
Item 1B.	Unresolved Staff Comments	84
Item 2.	Properties	84
Item 3.	Legal Proceedings	85
Item 4.	Mine Safety Disclosures	85
PART II		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	85
Item 6.	[Removed and Reserved]	87
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	88
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	153
Item 8.	Financial Statements and Supplementary Data	155
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosures	213
Item 9A.	Controls and Procedures	213
Item 9B.	Other Information	214
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	214
PART III		
Item 10.	Directors, Executive Officers and Corporate Governance	214
Item 11.	Executive Compensation	214
Item 12.	Security Ownership of Certain Beneficial Owner and Management and Related Stockholder Matters	214
Item 13.	Certain Relationships and Related Transactions, and Director Independence	214
Item 14.	Principal Accounting Fees and Services	214
PART IV		
Item 15.	Exhibits, Financial Statement Schedules	215
Item 16.	Form 10-K Summary	217
Signatures		218

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements. Forward-looking statements can be identified by words such as "anticipates," "intends," "plans," "seeks," "believes," "estimates," "expects" and similar references to future periods, or by the inclusion of forecasts or projections. Examples of forward-looking statements include, but are not limited to, statements we make regarding the outlook for our future business and financial performance, estimated operational metrics, business strategy and plans and objectives of management for future operations, including, among other things, statements regarding the expected filing of our amended and restated certificate of incorporation, the expected growth, future capital expenditures, fund performance, dividends and dividend policy and debt service obligations, such as those contained in "Item 7.—Management's Discussion and Analysis of Financial Condition and Results of Operations."

Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. As a result, our actual results may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include regional, national or global political, economic, business, competitive, market and regulatory conditions, including, but not limited to, those described in "Item 1A.—Risk Factors" and "Item 7.—Management's Discussion and Analysis of Financial Condition and Results of Operations."

For the reasons described above, we caution you against relying on any forward-looking statements, which should also be read in conjunction with the other cautionary statements that are included elsewhere in this report. Any forward-looking statement made by us in this speaks only as of the date on which we make it. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Risk Factor Summary

The following is only a summary of the principal risks that may materially adversely affect our business, financial condition, results of operations and cash flows. The following should be read in conjunction with the more complete discussion of the risk factors we face, which are set forth more fully in "Part I. Item 1A. Risk Factors."

- our dependence on our senior leadership and key investment and other professionals;

- our ability to attract, retain and motivate investment and other key professionals;

- the performance of our funds;

- our ability to raise new funds or capital for our funds and obtain favorable economic terms;

- our execution of new investment strategies or expansion into new markets and businesses;

- increasing scrutiny from fund investors and regulators on ESG (as defined herein) matters;

- the variability of part of our revenue, earnings and cash flow;

- our funds' historical returns not being indicative of returns on investing in our Class A common stock;

- the performance of our funds' portfolio companies;

- our investment in companies based outside of the United States;

- changes in China's governmental policies and interventions by China's government in industries in which we are invested;

- our ability to maintain the security of our information and technology networks;

- our ability to manage conflicts of interest, including conflicts of interests relating to our funds' investment activities, conflicts of interest with our partners, directors and senior advisors, and conflicts of interest that may arise between our public stockholders and our management and certain other affiliates;

- the potential misconduct, fraud or other deceptive practices of our employees, advisors or third-party service providers or our funds' portfolio companies;

- pending and future litigation and related liabilities and reputational harm;

- clawback or contingent repayment obligations if and when triggered under our funds' governing agreements;

- the historical pro forma financial information in this report not being predictive of future performance;

- our reliance on exemptions from certain governance requirements as a "controlled company" within the meaning of Nasdaq listing standards;

- our status as a holding company, with our only material asset being our interest in the TPG Operating Group (as defined herein);

- us potentially being deemed an "investment company" under the Investment Company Act (as defined herein);

- the disparity in the voting rights among the classes of our common stock;

- our ability to pay dividends;

- the effect on our share price of the large number of shares eligible for future sale and exchange;

- the acceleration of payments under the Tax Receivable Agreement (as defined herein);

- changes in the debt financing markets or higher interest rates;

- the intense competition in the investment management business;

- climate change and related regulations;

- difficult economic and market conditions;

- the extensive regulation of our businesses and increased regulatory focus on our industry, including proposed legislative changes that would modify the tax treatment of performance allocations or otherwise adversely impact our business model;

- changes in the U.S. political and financial regulatory environment; and

- our structure, which involves complex provisions of U.S. federal tax law.

TERMS USED IN THIS REPORT

As used in this Annual Report on Form 10-K, unless the context otherwise requires, references to:

- "TPG," "the Company," "we," "our," and "us," or like terms, refer to TPG Inc. and its consolidated subsidiaries taken as a whole.

- "Class A common stock" refers to Class A common stock of TPG Inc., which entitles the holder to one vote per share. When we use the term "Class A common stock" in this Annual Report on Form 10-K, we are referring exclusively to such voting Class A common stock and not to "nonvoting Class A common stock."

- "Class B common stock" refers to Class B common stock of TPG Inc., which entitles the holder to ten votes per share until the Sunset but carries no economic rights.

- "Co-Invest Leverage Facility" refers to the agreement whereby TPG Holdings II Sub, L.P., TPG Holdings I, L.P., TPG Holdings II, L.P., TPG Holdings III, L.P. and certain of our other subsidiaries agreed to guarantee then existing and future secured recourse loans made to eligible employees and certain other participants.

- "Common Unit" refers to a common unit in each of the TPG Operating Group partnerships (or, depending on the context, a common unit in a TPG Operating Group partnership).

- "Excluded Assets" refers to the assets and economic entitlements transferred to RemainCo listed in Schedule A to the master contribution agreement entered into in connection with the Reorganization (as defined herein), which primarily include (i) minority interests in certain sponsors unaffiliated with TPG, (ii) the right to certain performance allocations in TPG funds, (iii) certain co-invest interests and (iv) cash.

- "Founders" refers to David Bonderman and James G. ("Jim") Coulter.

- "GP LLC" refers to TPG GP A, LLC, the owner of the general partner of TPG Group Holdings.

- "GP Services Credit Facility" refers to the agreement whereby TPG Holdings I, L.P., TPG Holdings II Sub, L.P., TPG Holdings II, L.P., TPG Holdings III, L.P. and certain of our other wholly-owned subsidiaries agreed to guarantee the revolving credit facility entered into between GP Services (as defined herein) and a financial institution.

- "IPO" refers to our initial public offering of Class A common stock of TPG Inc. that was completed on January 18, 2022.

- "nonvoting Class A common stock" refers to the nonvoting Class A common stock of TPG Inc., which has no voting rights and is convertible into shares of Class A common stock upon transfer to a third party as and when permitted by the Investor Rights Agreement.

- "Pre-IPO Investors" refers to certain sovereign wealth funds, other institutional investors and certain other parties that entered into a strategic relationship with us prior to the Reorganization.

- "Promote Unit" refers to a promote unit in each of the TPG Operating Group partnerships, which entitles the holder to certain distributions of performance allocations received by the TPG Operating Group (or, depending on the context, a promote unit in each TPG Operating Group partnership).

- "Public SPACs" refers to Pace Holdings Corp., TPG Pace Holdings Corp., TPG Pace Tech Opportunities Corp., TPG Pace Beneficial Finance Corp., TPG Pace Energy Holdings Corp., TPG Pace Solutions Corp., TPG Pace Beneficial II Corp. and AfterNext HealthTech Acquisition Corp.

- "RemainCo" refers to, collectively, Tarrant Remain Co I, L.P., a Delaware limited partnership, Tarrant Remain Co II, L.P., a Delaware limited partnership, and Tarrant Remain Co III, L.P., a Delaware limited partnership, which owns the Excluded Assets, and Tarrant Remain Co GP, LLC, a Delaware limited liability company serving as their general partner.

- "Specified Company Assets" refers to TPG general partner entities from which holders of Common Units (including us) received an estimated 20% performance allocation after giving effect to the Reorganization.

- "Sunset" refers to the event that will occur on the date that a majority of the independent directors are elected at the first annual meeting of stockholders (or pursuant to a consent of stockholders in lieu thereof) after the earlier of (i) the earliest date specified in a notice delivered to the Company by GP LLC and its members pursuant to that certain GP LLC limited liability company agreement promptly following the earliest of: (a) the date that is three months after the date that neither Founder continues to be a member of GP LLC, (b) a vote of GP LLC to trigger the Sunset and (c) upon 60-days advance notice, the date determined by either Founder who is then a member of the Control Group to trigger the Sunset, if, following a period of at least 60 days, the requisite parties are unable to agree on the renewal of Mr. Winkelried's employment agreement or the selection of a new CEO in the event that Mr. Winkelried ceases to serve as our CEO, and (ii) the first day of the quarter immediately following the fifth anniversary of the IPO.

- "TPG general partner entities" refers to certain entities that (i) serve as the general partner of certain TPG funds and (ii) are, or historically were, consolidated by TPG Group Holdings.

- "TPG Group Holdings" refers to TPG Group Holdings (SBS), L.P., a Delaware limited partnership that is considered our predecessor for accounting purposes and is a TPG Partner Vehicle and direct owner of certain Common Units and Class B common stock.

- "TPG Operating Group" refers (i) for periods prior to giving effect to the Reorganization, to the TPG Operating Group partnerships and their respective consolidated subsidiaries and (ii) for periods beginning after giving effect to the Reorganization, (A) to the TPG Operating Group partnerships and their respective consolidated subsidiaries and (B) not to RemainCo.

- "TPG Operating Group partnerships" refers to TPG Operating Group I, L.P., a Delaware limited partnership formerly named TPG Holdings I, L.P., TPG Operating Group II, L.P., a Delaware limited partnership formerly named TPG Holdings II, L.P., and TPG Operating Group III, L.P., a Delaware limited partnership formerly named TPG Holdings III, L.P.

- "TPG Partner Holdings" refers to TPG Partner Holdings, L.P., a Delaware limited partnership, which is a TPG Partner Vehicle that indirectly owns substantially all of the economic interests of TPG Group Holdings, a TPG Partner Vehicle.

- "TPG Partner Vehicles" refers to, collectively, the vehicles through which the Founders and current and former TPG partners (including such persons' related entities and estate planning vehicles) hold their equity in the TPG Operating Group, including TPG Group Holdings and TPG Partner Holdings.

In addition, for definitions of "Gross IRR," "Net IRR," "Gross MoM" and related terms, see "Item 7.—Management's Discussion and Analysis of Financial Condition and Results of Operations—Net Accrued Performance Allocations—Fund Performance Metrics."

Item 1. Business

Overview

TPG is a leading global alternative asset manager with $135.0 billion in assets under management ("AUM") as of December 31, 2022. We have built our firm through over 30 years of successful innovation and organic growth, and we believe that we have delivered attractive risk-adjusted returns to our clients and established a premier investment business focused on the fastest-growing segments of both the alternative asset management industry and the global economy. We believe that we have a distinctive business approach as compared to other alternative asset managers and a diversified, innovative array of investment platforms that position us well to continue generating sustainable growth across our business. From inception through December 31, 2022, our traditional private equity funds have generated a 22% gross IRR and a 14% net IRR.

We primarily invest in complex asset classes such as private equity, real estate and public market strategies, which is distinct from most other asset managers that invest only in traditional asset classes such as stocks, bonds or commodities. We have constructed a high-quality base of assets under management within highly attractive sub-segments of the alternative asset management industry. The strength of our investment performance and our ability to innovate within our business have led to consistent historical growth in our assets under management, all on a scaled infrastructure that gives our business a high degree of operating leverage. From 2018 to December 31, 2022, our assets under management have grown 68.8% from $80.0 billion to $135.0 billion. The following table presents AUM over the last five years:

	Assets Under Management
	($ in Billions)
2018	$ 80
2019	85
2020	90
2021	114
2022	135

As of December 31, 2022, we employed approximately 1,110 people, including more than 380 investment and operations professionals, in offices across 8 countries providing us with a substantial global footprint and network. Our investment and operations professionals are organized into industry sector teams, which share investment themes across platforms to drive firmwide pattern recognition. Through multiple decades of experience, we have developed an ecosystem of insight, engagement and collaboration across our platforms and products, which currently include more than 300 active portfolio companies headquartered in more than 30 countries.

Our firm consists of five multi-product investment platforms: (1) Capital, (2) Growth, (3) Impact, (4) Real Estate and (5) Market Solutions. We have developed our investment platforms organically over time as we have identified areas where our track record and thematic depth provide opportunities to create differentiated solutions to address market needs.

	Capital	Growth	Impact	Real Estate	Market Solutions
Platforms	Large-scale, control-oriented private equity investing platform	Growth equity and middle market private equity investing platform	Private equity investing platform focused on achieving both societal and financial outcomes	Real estate investing platform	Differentiated strategies built to address specific market opportunities
	$66.4 Billion AUM	**$23.1 Billion** AUM	**$16.4 Billion** AUM	**$19.5 Billion** AUM	**$9.6 Billion** AUM
Products	TPG Capital TPG Asia TPG Healthcare Partners Continuation Vehicles	TPG Growth TPG Tech Adjacencies TPG Digital Media	The Rise Funds TPG Rise Climate Evercare TPG NEXT	TPG Real Estate Partners Real Estate Thematic Advantage Core Plus TPG RE Finance Trust (TRTX)	Public Market Investing Capital Markets Private Market Solutions SPACs

_____
Note: AUM as of December 31, 2022.

Platforms

Platform: Capital

Our Capital platform is focused on large-scale, control-oriented private equity investments. Since inception, our Capital platform has invested over $87 billion and has created more than $80 billion of value, achieving a gross IRR of 23% and a net IRR of 15%. In the last 12 months, the platform has generated value creation of 12%. Our Capital platform funds are organized in four primary products: (1) TPG Capital, (2) TPG Asia, (3) TPG Healthcare Partners and (4) Continuation Vehicles.

Product: TPG Capital

TPG Capital is our North America and Europe-focused private equity investing business, with $37.2 billion in assets under management and 78 investment professionals around the world. TPG Capital seeks to invest through leveraged buyouts and large-scale growth equity investments in market leaders with fundamentally strong business models which are expected to benefit from long-term secular growth trends. We also seek to help our portfolio companies accelerate their growth under our ownership through operational improvements, by investing in organic and inorganic growth, and by leveraging our human capital team to upgrade or enhance our management teams and boards. Since inception, TPG Capital has deployed $69.2 billion across ten funds, achieving a gross IRR of 23% and a net IRR of 15%. In the last 12 months, the product has generated value creation of 16%.

Product: TPG Asia

TPG Asia consists of 48 investment professionals focused on pursuing investments in Australia, China, India, Korea and Southeast Asia, with $21.2 billion in assets under management. Our distributed regional footprint has provided a foundation to pursue the region's highly attractive investing opportunities with both new and existing products and strategies. We invest through a variety of transaction structures, including through partnerships with governments, families and large corporations. Since inception, TPG Asia has deployed $14.2 billion across eight funds, achieving a gross IRR of 21% and a net IRR of 15%. In the last 12 months, the product has experienced value loss of 1%.

Product: TPG Healthcare Partners

We established TPG Healthcare Partners, or "THP", in 2019 to pursue healthcare-related investments, primarily in partnership with other TPG funds. THP provides our limited partners with a dedicated healthcare investment platform that touches all areas of healthcare, including providers, payors, pharmaceuticals, medical devices and healthcare technology. THP has deployed $2.7 billion across two funds since inception and, in the last 12 months, has generated value creation of 4%.

Product: Continuation Vehicles

Periodically, across our platforms, we identify portfolio companies in which certain of our limited partners would like to remain invested but which we own in a fund nearing the end of its life. In these situations, we have utilized single-asset continuation vehicles ("CVs") managed by TPG that allow the limited partners who choose to do so to remain invested in a portfolio company beyond the life of the TPG fund that initially invested in the company. CVs are attractive for both our limited partners, who retain ongoing exposure to strong assets, and for TPG, as these vehicles extend the duration of our capital. CVs provide opportunities for TPG to continue creating value for our investors and earning management and performance fees.

Platform: Growth

TPG Growth is our dedicated growth equity and middle market investing vehicle. Our Growth platform provides us with a flexible mandate to capitalize on investment opportunities that are earlier in their life cycle, are smaller in size and/ or have different profiles than would be considered for our Capital platform. Our family of growth funds now accounts for $23.1 billion in assets under management. Since its inception in 2007, our Growth platform has invested over $16 billion and created more than $13 billion of value, achieving a gross IRR of 21% and a net IRR of 15%. In the last 12 months, the platform has generated value creation of 3%. Our Growth funds are organized in three primary products: (1) TPG Growth, (2) TPG Tech Adjacencies and (3) TPG Digital Media.

Product: TPG Growth

TPG Growth is our dedicated growth equity and middle market investing product, with $14.5 billion in assets under management and 44 dedicated investment professionals. TPG Growth seeks to make growth buyout and growth equity investments, primarily in North America and India. Since inception, TPG Growth has deployed $13.4 billion across six funds and related vehicles, achieving a gross IRR of 21% and a net IRR of 15%. In the last 12 months, the product has generated value creation of 4%.

Product: TPG Tech Adjacencies

TPG Tech Adjacencies, or "TTAD", is a product we developed organically to pursue minority structured investments in internet, software, digital media and other technology sectors. Specifically, TTAD aims to provide flexible capital for founders, employees and early investors looking for liquidity, as well as primary structured equity solutions for companies looking for additional, creative capital for growth. Since inception, TTAD has deployed $3.1 billion across two funds, achieving a gross IRR of 33% and a net IRR of 25%. In the last 12 months, the product has generated value creation of 1%.

Product: TPG Digital Media

TPG Digital Media, or "TDM", is a flexible source of capital to pursue opportunities to invest in digital media. With $1.9 billion in assets under management, TDM seeks to pursue investments in businesses in which we have the opportunity to capitalize on our long history of studying and pursuing content-centric themes. Since inception, TDM has deployed $0.4 billion, achieving a gross IRR of 28% and a net IRR of 23%. In the last 12 months, the product has generated value creation of 21%.

Platform: Impact

Our multi-fund Impact platform pursues both competitive financial returns and measurable societal benefits at scale, harnessing the diverse skills of a differentiated group of stakeholders:

• *Y Analytics:* A public benefit organization that is wholly owned by TPG and which we founded to provide impact research and rigorous assessment measures for impact investments, and today functions as TPG's firm-wide ESG and impact performance arm

• *The Global Advisory Board (Founders Board):* A group of experienced investors and global thought leaders with a deep personal and professional commitment to driving social and environmental change

• *The Climate Coalition:* A partnership between TPG and 28 leading global corporations to identify and share best practices for considering climate solutions investment opportunities through TPG Rise Climate

Based on our investment strategy, we believe our impact investments can deliver profit and positive impact in tandem. Since inception, our Impact platform has invested over $6 billion and has created more than $2 billion in value, achieving a gross IRR of 25% and a net IRR of 15%. In the last 12 months, the platform has generated value creation of 3%. Our Impact platform has $16.4 billion in assets under management. Our Impact funds are organized in four primary products: (1) The Rise Fund, (2) TPG Rise Climate, (3) Evercare and (4) TPG NEXT.

Product: The Rise Funds

The Rise Funds are our dedicated vehicles for investing in companies that generate a demonstrable and significant positive societal impact alongside business performance and strong returns, with approximately $7.5 billion in assets under management and 27 dedicated investment professionals. The Rise Fund's core areas of focus include climate and conservation, education, financial inclusion, food and agriculture, healthcare and impact services, and invest globally. Since inception, The Rise Funds have deployed $4.1 billion across three funds, achieving gross IRR of 26% and a net IRR of 17%. In the last 12 months, the product has generated value creation of 2%.

Product: TPG Rise Climate

TPG Rise Climate is our dedicated climate impact investing product. TPG Rise Climate has raised $7.3 billion in total commitments, and is innovative in matching significant capital from traditional limited partners with over $2.4 billion in commitments from 28 leading global corporations. In addition to committing capital to the fund, the companies joined TPG in forming the TPG Rise Climate Coalition, an effort focused on identifying and sharing best practices for considering investment opportunities, among the corporate group and more broadly across the TPG Impact platform. TPG Rise Climate's core areas of focus include clean energy, enabling climate-related solutions, decarbonized transport, greening industrials and agriculture and natural solutions.

Product: Evercare

The Evercare Health Fund ("Evercare") is an emerging markets healthcare fund with $0.7 billion in assets under management that is striving to provide affordable, high-quality healthcare in emerging markets. Evercare's investments are integrated under a common operating platform, The Evercare Group, an integrated healthcare delivery platform in emerging markets across Africa and South Asia, including India, Pakistan, Bangladesh, Kenya and Nigeria.

Product: TPG NEXT

TPG NEXT is designed to support the next generation of diverse alternative asset managers. TPG announced the launch of the TPG NEXT fund in 2023 to seed new managers, strengthen their access to capital, offer business building expertise and provide strategic advisory support to talent that is chronically underrepresented in alternative asset management. TPG NEXT aims to increase the number of diverse-led firms in alternative assets, furthering an effort we began in 2019 with our investments in Harlem Capital, VamosVentures and Landspire. As of December 31, 2022, TPG NEXT has total commitments of $0.5 billion from an anchor investor.

Platform: Real Estate

We established our real estate investing practice in 2009 to pursue real estate investments systematically and build the capabilities to do so at significant scale. Since inception, our Real Estate platform has grown to $19.5 billion of assets under management, invested over $8.0 billion and created more than $3.0 billion in value, achieving a gross IRR of 24% and a net IRR of 16%. In the last 12 months, the platform has generated value creation of 2%. Today, we are investing in real estate through three primary products: (1) TPG Real Estate Partners, (2) TPG Real Estate Thematic Advantage Core-Plus and (3) TPG RE Finance Trust, Inc.

Product: TPG Real Estate Partners

TPG Real Estate Partners ("TREP") focuses on acquiring and building platforms rather than investing on a property-by-property basis, which we believe creates more efficient operating structures and ultimately results in scaled investments that may trade at premium entity-level pricing in excess of the net asset value of individual properties. TREP utilizes a distinct theme-based strategy for sourcing and executing proprietary investments and, over time, many of these themes have aligned with TPG's broader thematic sector expertise, particularly those pertaining to the healthcare and technology sectors. Since inception, TREP has invested $7.3 billion, achieving a gross IRR of 24% and a net IRR of 17%. In the last 12 months, the product has generated value creation of 1%.

Product: TPG Real Estate Thematic Advantage Core-Plus

TPG Real Estate Thematic Advantage Core-Plus ("TAC+") is an extension of our opportunistic real estate investment program. TAC+ targets investments in stabilized (or near stabilized) high-quality real estate, particularly in thematic sectors where we have gained significant experience and conviction. The investment strategy is designed to enhance traditional core-plus objectives of capital preservation and reliable current income generation by applying our differentiated thematic approach, strategy and skillset. Since inception, TAC+ has invested $0.9 billion, achieving a gross IRR of 5% and a net IRR of 1%. In the last 12 months, the product has generated value creation of 7%.

Product: TPG RE Finance Trust, Inc.

TPG RE Finance Trust, Inc. (NYSE: TRTX) ("TRTX") is externally-managed by an affiliate of TPG and directly originates, acquires and manages commercial mortgage loans and other commercial real estate-related debt instruments in North America for its balance sheet. The platform's objective is to provide attractive risk-adjusted returns to its stockholders over time through cash distributions. As of December 31, 2022, the TRTX loan investment portfolio consisted of 70 first mortgage loans (or interests therein) and total loan commitments of $5.4 billion.

Platform: Market Solutions

Our Market Solutions platform leverages the broader TPG ecosystem to create differentiated products in order to address specific market opportunities.

Product: Public Market Investing

Our Public Market Investing business consists of two different funds, TPG Public Equities ("TPEP") and TPG Strategic Capital Fund ("TSCF").

TPG Public Equities

TPEP seeks to generate superior risk-adjusted returns through deep, fundamental private equity-style research in the public markets. TPEP is not siloed from our private investment businesses from an information perspective, which allows TPEP to collaborate with sector-focused teams across the rest of our firm and leverage TPG's full intellectual capital and resources. TPEP currently manages a $2.2 billion long / short fund and a $1.7 billion long-only fund, both of which are managed with broad, opportunistic mandates. As of December 31, 2022, TPEP has generated an approximately 18,750 basis point positive spread between the return on invested capital on long positions relative to short positions, while capturing 154% of the MSCI World return with an average net exposure of 42%, achieving a total return before management fees, performance allocations and non-trading expenses of 168%.

TPG Strategic Capital Fund

TSCF is a product we created in 2020 in response to an opportunity we saw to combine the expertise of our private equity business to build long-term equity value with the firm's public equity investing capabilities. TSCF aims to make concentrated investments in public companies where we can work constructively with management and boards through meaningful strategic and operational transitions, leveraging the governance expertise and operational capabilities of the broader TPG platform.

Product: Capital Markets

Our dedicated capital markets group centralizes our in-house debt and equity advisory expertise and optimizes capital solutions for our investment professionals and portfolio companies. Primary activities include:

• *Debt Capital Markets:* (i) Structure and execute new deal and acquisition financings across leveraged loans, high yield bonds and mezzanine debt (privately placed and syndicated) and (ii) manage capital structures on an ongoing basis, including re-financings, re-pricings, hedging, amendments and extensions and other services.

• *Equity Capital Markets:* (i) Act as lead advisor and underwriter on capital raises and the monetization of our ownership stakes in the public equity markets, including initial public offerings, SPACs, follow-on offerings, equity-linked products and subsequent realizations and (ii) provide dual-track and structured equity solutions advisory, among other services.

Through our capital markets activities, we generate underwriting, placement, arrangement, structuring and advisory fee revenue. In 2022 and 2021, our capital markets business drove $106.0 million and $91.0 million in transaction revenue, respectively. We believe that the high margin profile of our business coupled with our consistent ability to deliver superior financing outcomes drives significant value to our portfolio companies and our stockholders.

Product: Private Markets Solutions

Our private markets solutions business is focused on pursuing investments in high-quality, stable private equity assets, alongside third-party sponsors, typically through continuation vehicles, funds or underlying third-party investment managers who will continue to control such assets in which the funds invest. Our private markets solutions business is organized into two businesses: (1) NewQuest and (2) TPG GP Solutions ("TGS").

NewQuest Capital Partners

NewQuest seeks to acquire private equity positions on a secondary basis in underlying portfolio companies whose businesses are substantially based in the Asia Pacific region. With an investment team of approximately 30 professionals and $2.9 billion in assets under management, NewQuest is principally focused on complex secondary transactions.

TPG GP Solutions

Established in 2021, TGS was created to invest in high-quality private equity assets, which are principally based in North America and Europe, in partnership with third-party general partners. TGS brings a primary private equity approach to the general partner-led secondaries market that leverages the TGS team's deep investing experience and the insights and expertise of the broader TPG ecosystem.

Product: SPACs

TPG Pace Group

We established TPG Pace in 2015 to sponsor SPACs (as defined herein), and have raised seven TPG Pace vehicles for over $4 billion in initial public offering proceeds. TPG Pace's dedicated SPAC team has delivered value to its business combinations by leveraging insights and skillsets from across the firm, including Capital Markets, Y Analytics and TPG Ops.

AfterNext HealthTech Acquisition Corp.

In 2021, we helped establish AfterNext HealthTech Acquisition Corp. ("AFTR"), a SPAC focused on the intersection of healthcare and technology. AFTR intends to acquire an innovative company that seeks access to the public equity markets and the intellectual capital of the AFTR team to help propel and accelerate the adoption of technologies across healthcare.

Organizational Structure

Historical Ownership Structure

Prior to our Reorganization (as defined herein) and IPO, the partners of the TPG Operating Group consisted of:

• Certain members of management, employees and former employees; and

• Certain Pre-IPO Investors

The following diagram provides a simplified illustration of our historical ownership structure (excluding various intermediate entities):



Current Ownership Structure

The following diagram provides a simplified illustration of our organizational structure as of December 31, 2022. Certain entities depicted below may be held through intervening entities not shown in the diagram.


TPG Partners / TPG Partner Vehicles / GP LLC(1)
Public Shareholders
Certain Pre-IPO Investors
Voting and Nonvoting Class A Common Stock
Class A and Class B Common Stock
TPG Inc. (NASDAQ: TPG)
Wholly-Owned Subsidiaries
Common and Promote Units
Common Units
Common Units
TPG Operating Group(2)

(1) GP LLC (as defined herein) is owned by entities owned by Messrs. Bonderman, Coulter and Winkelried. GP LLC owns the entity that serves as the general partner of the entity that holds 100% of the shares of Class B common stock outstanding.

(2) Consists of three limited partnerships. One unit of the TPG Operating Group represents one unit of each of such three limited partnerships.

Competitive Strengths

Purpose-Built Investing Franchise with Optimal Mix of Scale and Growth

We are a longstanding leader in alternative asset management, with a strong brand that we have developed over multiple decades of successful investing and purposeful exposure to the fastest-growing areas of alternative asset management. Today, our ecosystem is distributed across more than 30 countries, 18 active products and five growing platforms, providing us with multiple and diverse vectors for substantial growth. At our current scale, we benefit from having significant resources, capabilities and pattern recognition yet being of a size from which we can continue to grow rapidly.

This growth potential is apparent in the character of our assets under management; approximately $85 billion, representing 63% of our total of $135.0 billion, is attributable to funds raised since 2018. Furthermore, our newer platforms have been strong contributors to our growth, with Impact and Market Solutions fee-related revenue growing from 7% and 6% of our total fee-related revenues, respectively, for the year ended December 31, 2018 to 17% and 15%, respectively, for the year ended December 31, 2022.

Differentiated Operating Model that Utilizes Shared Themes Across Platforms

Our platform-based investment and operations professionals are organized into industry sector teams, which share investment themes across platforms to drive firmwide knowledge. Sector-focused investment and operating teams collaborate frequently on a formal and informal basis across deal sourcing, execution and value creation, which has contributed to a pattern of unique transactions and differentiated outcomes for our investments. Our professionals are encouraged to identify and pursue compelling thematic investment opportunities unencumbered by specific capital requirements or transaction structures, and regardless of the platform in which they may ultimately fit. This approach results in a broad and efficient firmwide, sector-enabled sourcing funnel. Furthermore, cross-platform collaboration is supported and incentivized through the use of shared resources and compensation frameworks.

Platform Levered to the Highest-Growth Sectors of the Global Economy

We have built our platforms purposefully, with a focus on the most attractive sectors, geographies and products of alternative asset management. The technology and healthcare sectors account for 37% and 25% of our invested capital since the start of 2018, respectively. We believe our early specialization in these sectors positions us to capitalize on the powerful secular tailwinds in these industries, which we expect to continue to accelerate in the years ahead.

Similarly, impact funds have benefited from strong momentum in recent years, as U.S. ESG-focused AUM grew to $8.4 trillion in 2022 representing 12.6% of total U.S. assets under professional management, according to the US Sustainable and Impact Financings Report. We believe we are the largest private equity impact investing platform, with $16.4 billion in assets under management.

We were one of the first alternative asset managers to establish a sizeable Asia franchise, which we formed in 1994. We have since organically grown our total AUM in Asia to approximately $24 billion across products. The Asia market is one of the highest-growth areas of alternative asset management, exhibiting a compound annual growth rate of 23% in AUM from 2010 to 2022, according to Preqin Ltd. ("Preqin").

Value-Added Operations Approach

TPG established an in-house operations group, TPG Ops, in 1995. As of December 31, 2022, TPG Ops consists of 53 operations professionals who have substantial specialized sector knowledge and functional experience. TPG Ops professionals are fully integrated into our deal teams and incentivized in portfolio company performance, with an opportunity to share in the same investment-specific performance fees as our investment professionals. We believe that our operations team is a core differentiator in our ability to drive strong growth in our portfolio companies and the resulting strong performance in our funds. Further, TPG Ops enables us to underwrite investments that would be challenging for investors without our operational sophistication, providing us with a distinct advantage in sourcing, executing and managing complex but value-generative transactions.

Partnership Model Aligned with Our Strong and Growing Limited Partner Base

Our relationships with our limited partners have been fundamental to our ability to grow our firm and continue to innovate, both through existing and new products. We are backed by approximately 550 institutional limited partners, with whom we have direct relationships. Our committed capital as of December 31, 2022 is diversified across geographies and investor types. By geography, 56% of our capital is from the United States, 18% is from Asia, 17% is from EMEA, 8% is from Canada and 1% is from Latin America. By investor type, 45% of our capital is from pensions, 18% is from sovereign wealth funds, 17% is from fund of funds, 7% is from private wealth, 4% is from insurance, 4% is from financial institutions, 3% is from endowments and 2% is from other sources.

Experienced Team and Commitment to Good Governance

We believe that our people and the differentiated culture they create are fundamental drivers of our success. Since our firm's inception, we have focused on recruiting, developing and retaining exceptional talent. As of December 31, 2022, of our approximately 1,110 employees, over 380 are investment and operations professionals and over 500 are functional professionals. Of our investment, operational and functional professionals, approximately 130 are senior professionals leading sourcing, investment management and execution.

Consistent with our institutional commitment to good governance, we have established a clear and definite path for both founder succession and long-term governance of our company by an independent board of directors. This plan will ensure both an increasing role in the governance and long-term strategic development of our company by our next generation of leaders, who are generally internally developed, and an orderly transition to permanent governance by a board elected by our company's stockholders.

Growth Strategy

We will continue to drive value for our stockholders by pursuing multi-dimensional growth strategies.

Deploy Currently Committed Capital and Accelerate Embedded Operating Leverage

We have significant embedded growth in our platform due to our $43.0 billion of capital that is committed but not deployed, which accounts for 55% of our fee earning assets under management, and our $13.0 billion of assets under management that is subject to fee earning growth as of December 31, 2022. As our platform grows, our firm benefits from economies of scale as we realize operating leverage.

Grow and Extend Existing Platforms

We have built a scaled, global and diversified investing franchise by expanding our platforms. Across each of our fund platforms, we have continued to see meaningful increases relative to preceding fund cycles. The current generation of funds in our Capital platform in aggregate is 37% larger than the previous one. Similarly, our Growth and Real Estate Partners products have grown by 39% and 132%, respectively, since their prior cycles. Across our existing platforms, we have developed $86 billion of assets under management through vintages raised since the start of 2018, which represents 63% of our December 31, 2022 assets under management. In addition to our investing activity, our Capital Markets business has proved to be a strong contributor to our firm's growth and profitability in recent years as we continue to expand our capabilities and build our team.

Develop New Products

In addition to the vertical expansion of our existing products, throughout our 30-year history we have built our business by incubating new platforms organically to expand our investment franchise horizontally into new product categories. Our Growth platform is a strong example of our organic innovation playbook. After many years of success investing with a growth-oriented mindset, we raised a dedicated growth fund in 2007. As our successor growth funds have continued to scale, teams across our platforms have also identified and executed on opportunities adjacent to our dedicated growth products, including professionals from our Capital platform developing TPG Tech Adjacencies and TPG Digital Media. We have also launched new funds and strategies from our Capital platform, including our Real Estate platform, and, more recently, TPG Healthcare Partners in 2019. Since the start of 2018, our client and capital formation team has raised over $23 billion for nine new products.

In January 2023, TPG launched the TPG NEXT fund, a strategy designed to support the next generation of diverse alternative asset managers. TPG launched TPG NEXT to seed new managers, strengthen their access to capital, offer business building expertise and provide strategic advisory support to talent that is chronically underrepresented in alternative asset management. TPG NEXT aims to increase the number of diverse-led firms in alternative assets, furthering an effort we began in 2019 with our investments in Harlem Capital, VamosVentures and Landspire. As of December 31, 2022, TPG NEXT has total commitments of $0.5 billion from an anchor investor.

We intend to continue our deliberate strategy of innovation and development of products to accelerate growth. We believe that there are a number of highly attractive expansion opportunities for our business, including additional sector-specific products, asset classes and channels for capital raising.

Selectively Pursue Strategic Partnerships and M&A

We believe we are well-positioned to pursue inorganic growth opportunities in significant sub-sectors of alternative asset management which are complementary to our existing platform but which we do not address today. As an example, in 2018, we began a strategic partnership with NewQuest, a private equity secondaries platform focused on the Asia Pacific region. Following that initial minority investment, we utilized our people, resources and insight to support the business' growth, which ultimately led to the platform scaling from approximately $0.9 billion in assets under management as of

June 30, 2018 to $2.4 billion in assets under management as of December 31, 2022. On the back of our successful initial partnership, we launched a U.S. and European secondaries business in 2020, and in 2021 we acquired a majority interest in NewQuest. In January 2022, we closed the transaction to acquire an additional 33% interest in exchange for equity interests in the Company, which resulted in us owning 100% of the NewQuest management company. These steps have created a global private market solutions practice that is a key contributor to our growing Market Solutions platform.

Recruit, Retain and Develop World-Class Talent

Attracting, retaining and developing world-class talent is fundamental to our business and is a strategic priority for our leadership team. We utilize a highly disciplined recruiting strategy that is focused on identifying and attracting talented individuals from diverse backgrounds; for the year ended December 31, 2022, 69% of new hires self-identified as diverse. Our people are equipped with the tools that they need to succeed and grow professionally through ongoing training and a cultural emphasis on collaboration and mentorship. Our ability to retain our professionals and cultivate their success within our firm is evidenced by the over 37% of our investment partners who joined the firm as junior professionals. We are highly focused on ensuring that we continue to make TPG a coveted place to work and grow for our people.

Environmental, Social and Governance ("ESG") Action

We have a longstanding commitment to fostering strong ESG performance as a firm and in our investment practices. Reflecting an enduring commitment to build strong, sustainable companies, we first adopted our Global ESG Performance Policy in 2012, became a signatory to the UN Principles for Responsible Investment in 2013, became a supporter of the Taskforce on Climate-Related Financial Disclosures in 2019, and are a supporter of the Sustainability Accounting Standards Board (SASB, now part of IFRS Foundation). In 2018, we elected to build an innovative capability focused on data-driven decision-making relating to the environmental and social impacts of our deployed capital, Y Analytics. Y Analytics is our dedicated impact assessment and ESG performance arm, whose mission is to increase the amount and improve the effectiveness of capital allocation for the greater good. Each year, we seek to continue to strengthen and deepen the integration of ESG performance throughout the firm in various ways.

Y Analytics provides leadership and support to our investment professionals on ESG topics throughout the lifecycle of investments. ESG performance considerations are reflected in a variety of components of our investment due diligence processes. Our goal in conducting ESG assessments is to use material, investment-specific sustainability risk and performance factors and indicators to determine the potential for ESG-related risk and value creation, and to support a holistic understanding and appropriate discussion of these findings during investment decision-making and post-closing.

In addition to investment-specific support, Y Analytics leads our ESG Strategy Council, which is comprised of senior members from multiple functions that touch ESG issues, including Legal and Compliance, Human Capital and Operations. Our ESG objectives are also supported by our cross-functional Diversity, Equity and Inclusion Council and Cybersecurity Steering Committee. ESG matters are brought before our board of directors on a periodic basis. We also advance ESG and impact-related priorities through firm initiatives and investment-related actions, including:

Portfolio Board Diversity: Consistent with our core value of promoting diversity, equity and inclusion, we have advanced the diversity of our portfolio company boards in terms of gender, race, ethnicity and sexual orientation. Currently, 87% of our portfolio company boards globally have gender diversity, 84% of our U.S.-headquartered portfolio companies' boards have racial/ethnic diversity, and 217 gender or race/ethnicity diverse directors (excluding TPG professionals) have joined our portfolio company boards since the start of 2017.

Employee Ownership: Across our investing platforms, a range of our portfolio companies have established incentive profit-sharing programs to create economic opportunity for employees and deliver recruiting, retention and productivity benefits to companies. In 2022, we became a founding member of Ownership Works, a non-profit advancing and implementing shared ownership programs.

Climate Change Action: We have long recognized the importance of considering the opportunities and financially material risks posed by climate change. Our climate strategy includes understanding our firm-wide operational and financed emissions and physical and transition-related risks in our portfolio.

We have analyzed, verified and publicly reported our firm-wide operational emissions for 2019, 2020, and 2021, purchased high-quality carbon credits to offset our emissions in each verified year, including for 2022, which are subject to ongoing verification. We do not deduct these purchased credits from our reported emissions.

We also provide support to investment professionals and certain portfolio companies regarding climate resilience and decarbonization aligned with their business strategies – either through direct advisory support or through reference to our external network of advisors and consultants.

Creating Innovative Platforms: A key reflection of our commitment to environmental and social impact has been our creation of leading platforms for pursuing investments in companies that deliver a positive impact in addition to financial returns. These have included: The Rise Fund, which launched in 2016 and raised its successor fund in 2020; TPG Rise Climate, which launched in 2021; Evercare, which has been part of TPG since 2019; and TPG NEXT, which made its first balance sheet investments in 2019 and launched in 2023. This work plays an important role in seeking to bring scaling capital to environmentally and socially beneficial solutions beyond the venture stage.

See "—Platforms—Platform: Impact" for further discussion of these platforms.

Continuing Commitment to Civic Engagement

We have always been engaged in our communities, supporting volunteerism and charitable donations. At a firm level, we have focused much of our civic engagement on our commitment to equality. We engage on public issues to advance equality, such as immigration, gender and racial discrimination, women's issues and access to education. For example, in 2017, we authored guidance for our portfolio companies encouraging preservation of Deferred Action for Childhood Arrivals (DACA) and providing support and financial resources to those impacted. In 2018, we joined the Business Coalition for the Equality Act. In 2019, we were the only private equity firm to sign an amicus brief to the U.S. Supreme Court in support of non-discrimination protections for LGBTQ+ people in federal civil rights law.

Human Capital Resources

The quality of our investments and our ability to build great companies depends on the caliber of our people. Our people are one of our core strengths and principal reasons for our success. They are the key to our culture of integrity, innovation and collaboration. We aim to foster a welcoming and inclusive work environment with opportunities for growth and development to attract and retain a high-performing team. As of December 31, 2022, we have approximately 1,110 full-time employees, including over 380 investment and operations professionals, over 500 non-investment and fundraising professionals, and more than 170 support staff, located in offices across Asia, Australia, Europe and North America.

Talent Development and Retention

We believe our culture, the breadth of our platforms and our track record for strong investment performance help us attract, develop and retain the best talent in our industry. We regularly review and evaluate our internal processes for ways to improve employee engagement, productivity and efficiency.

Recognizing that feedback is critical to driving career development and growth, as well as overall employee engagement, we have developed a robust feedback framework, which includes opportunities for all employees to both provide and receive feedback through our annual 360 degree review process. In addition, our employees set goals at the beginning of the year in partnership with their managers and receive feedback throughout the year. Our annual review process is a competency-based assessment, including "core" competencies that are consistent across the firm regardless of function or title. These competencies are aligned with the firm's values and are attributes that we believe are important to the success of all employees.

Our year end 360 degree review process is designed to encourage feedback from employees of all levels and includes a self-assessment, which summarizes key accomplishments, development areas and status of the goals set earlier in the year. All employees measure themselves and their colleagues based on firmwide and business-unit specific competencies, which are customized by function and level. In addition, select employees receive a Manager Effectiveness evaluation, which measures managers on key attributes of effective management and leadership skills. We offer training and resources at each stage of the process to help ensure that employees have productive, thoughtful and candid performance conversations.

In order to invest in our people and to foster community, we continue to expand our employee and manager training programs, as described in detail under "—Learning and Engagement Initiatives" below.

Learning and Engagement Initiatives

Employee Training and Mentorship: We have instituted various "learning initiatives" as a part of our commitment to invest in the development of our employees. These learning initiatives focus on a variety of areas, including culture, diversity, equity and inclusion ("DEI"), functional and technical knowledge, leadership and management and professional growth. We have tailored learning initiatives for our new employees to facilitate their integration into the firm.

In addition to our learning initiatives, we provide our employees access to e-learning resources that have been curated based on our analysis of performance review data. These curated learning paths align with our internal performance management competencies, including risk management, DEI and specific functional knowledge. In furtherance of our goal of developing an inclusive workforce, over the past few years we have held firmwide training on unconscious bias, allyship, harassment awareness and prevention. Our harassment awareness and prevention training also covers protocols for bystander intervention.

We believe that external learning opportunities also benefit our employees and foster our culture of continuous learning. We offer our employees a learning reimbursement stipend to encourage them to apply for certifications and attend classes or conferences related to their role to further their professional growth.

We believe our culture of apprenticeship also helps to ensure our employees feel connected to the greater firm as they learn, grow and develop by partnering with their colleagues. For example, through Jump Start, one of our formal mentoring programs, our junior employees are matched with a mentor and senior sponsor to create opportunities for connectivity and personal development.

Manager Training: We also believe it is important to invest in our managers to strengthen the firm and provide a positive experience for our employees. In order to develop strong managers, we have equipped them with new resources, virtual and classroom trainings and communication mechanisms to help guide feedback and professional growth conversations.

Advancing Diversity, Equity and Inclusion

We believe that the quality of our investments and our ability to build great companies depend on the originality of our insights. Promoting diversity, equity and inclusion is one of our core values, which is embedded into the highest levels of our firm and by our DEI Council. The DEI Council is a 17-member partner steering committee led by our CEO and Chief Human Resources Officer, and is supported by three advisory groups driven by our people that focus on recruiting, external and ecosystem engagement and internal engagement. Our actions include investing in diverse-led investment managers and investing in our people:

Investing in Diverse-led Investment Managers: In 2019, we launched TPG NEXT to seed new managers, strengthen their access to capital, offer business building expertise and provide strategic advisory support to talent that is chronically underrepresented in alternative asset management. The strategy aims to increase the number of diverse-led firms in alternative assets, aligning the industry more closely with broader demographic trends. TPG NEXT leverages the full TPG ecosystem by combining capital, operating expertise and the broad reach of its network to help underrepresented founders and teams build businesses for the future. The firm began investing in diverse managers in 2019 and has since backed three firms: Harlem Capital, VamosVentures and LandSpire. In January 2023, we announced the launch of the inaugural TPG NEXT fund, which is designed to back the next generation of underrepresented alternative asset managers. TPG Next received $0.5 billion from an anchor investor and intends to continue to raise third-party capital to invest in what we believe are compelling opportunities set across the diverse manager landscape.

Investing in Our People: In addition to the work of our DEI Council, we strive to ensure that our DEI strategy is embedded in the key pillars of our firm's talent strategy, including recruiting, employee retention and employee development. From a diversity recruiting perspective, we have enhanced our collaborations with key external organizations to diversify our sourcing and networks. As a result, 69% of global new hires that we recruited during each of the years ended December 31, 2022 and 2021 are racially or ethnically diverse, gender diverse or identify as LGBTQ+.

Employee retention also is a key part of our DEI strategy and efforts. Our people are encouraged to engage with and support one another through our six affinity groups, which include Asian, Black, Hispanic/Latino, LGBTQ+, Veterans and Women groups, that were formed to cultivate and retain a diverse, equitable and inclusive workforce. Partner-sponsored initiatives, such as our Associate Mentoring Program, Women's Mentoring Program and Diversity Roundtable discussions, are critical ways for us to ensure an inclusive employee experience. With respect to employee development, we proactively build a diverse pipeline at all levels of the firm and actively identify talented diverse employees early in their careers. We seek to ensure that their careers are proactively managed and that they are developed for future opportunities. For our annual performance processes over the last four years, 53% of our promotes below partner level, in addition to 40% of our partner promotes, have been racially or ethnically diverse, gender diverse or identify as LGBTQ+.

TPG supports the importance of racial and social equality. We have released public statements regarding racial and social equality and women's and LGBTQ+ rights, and have made financial contributions to and partnered with various non-profits focused on diversity, equity and inclusion. We also joined organizations that support women and racial diversity, including those that support board and executive leadership diversity.

For more information on our portfolio board diversity initiative, see "—Environmental, Social and Governance Action" above.

Health and Wellness

We are committed to the health, safety and wellness of our people and offer comprehensive health and welfare benefit plans and retirement offerings as well as a variety of wellness benefits. These include healthcare and insurance benefits, paid time-off, family leave and family planning resources.

During 2022, we transitioned back to working from our offices, which are in multiple locations. We developed robust return-to-office protocols and implemented them to ensure consistency with applicable local government guidelines on social distancing, masking, testing, vaccination status and other safety measures. We continue to monitor applicable public health and government guidance on the COVID-19 pandemic.

We care deeply about the overall emotional well-being of our employees. We offer employee well-being programs designed to meet the needs of our diverse employee population, including access to mental health support through our medical plan, access to online meditation platforms and learning resources that teach methods to mitigate burn out, focus on self-care and increase productivity.

Compensation and Benefits

We believe that we provide a competitive compensation, benefits and total rewards framework to support the performance of the firm as a whole and each individual's contributions to the firm. We believe that our compensation and incentive programs support our culture and long-term strategic business objectives while mitigating excessive risk-taking. Our programs are designed to recruit, incentivize and retain top talent and to promote a culture of performance and meritocracy. We believe that our performance-based incentive compensation structure helps to ensure that our people's interests align with the interests of our shareholders and other stakeholders, which include alignment with the firm's financial performance and goals.

Compensation generally is comprised of a base salary (or hourly rate) and a discretionary annual incentive that is determined based on a number of performance considerations, including firm, platform, product, department and individual performance.

To further align the interests of our people with stakeholders and to cultivate a strong sense of ownership and commitment to our firm, certain employees also are eligible to receive equity awards and/or participate in other long-term incentive programs. Additionally, certain of our people are eligible to make co-investments in or alongside our funds and other vehicles we manage.

Senior Advisors and Other Advisors and Consultants

To complement the expertise of our people, we also engage senior advisors and other advisors and consultants. While these individuals are not employed by us, they provide us with additional operational and strategic insight. The responsibilities of senior advisors and other advisors and consultants include serving on the boards of our portfolio companies, assisting us in sourcing and evaluating individual investment opportunities and assisting portfolio companies with operational matters. These individuals include current and former chief executive officers, chief financial officers and chairpersons of major corporations, and others holding leading positions of corporations and agencies worldwide.

Corporate Social Responsibility

We strive to invest in our local communities and engaging our people and other stakeholders in making a meaningful impact, whether through charitable donations or volunteer time. The firm hosts a wide range of volunteering opportunities, including serving meals at local shelters, mentoring local students, and building and coordinating delivery of care packages to U.S. troops. Additionally, we participate in corporate sponsorships and partnerships and offer a donation matching program.

Investment Process

We maintain a rigorous investment process and a comprehensive due diligence approach across all of our platforms. We have developed policies and procedures that govern the investment practices of our funds. Moreover, individual funds can be subject to certain investment requirements and limitations, including the types of assets in which the fund can invest, the amount that can be invested in any one company, the geographic regions in which the fund will invest and potential conflicts of interest that may arise from investing activities. Our investment professionals are familiar with our investment policies and procedures and the investment criteria applicable to the funds they manage, and these limitations have generally not negatively impacted our ability to invest our funds. Additionally, our investment professionals frequently interact across our platforms on a formal and informal basis. We have in place certain procedures to allocate investment opportunities among our funds in a way that complies with our duties as managers of the applicable funds and that we believe is equitable, fair and in the best interests of the applicable funds.

Our investment professionals are actively involved in the investment process. Generally, they directly or indirectly lead with identifying, evaluating, structuring, performing diligence, conveying terms, executing, monitoring and exiting investments, as well as pursuing operational improvements in our funds' portfolio companies. Deal teams strive to be creative and look for deals in which we can leverage our competitive advantages and sector and geographical experience. Our deal teams perform significant research into each prospective investment, including a review of the Company's performance, projection, market position, financial statements, comparisons of other public and private companies and comparative transactions and relevant industry and market data. The due diligence effort also typically includes on-site visits, interviews and meetings with management, research, evaluation and analyses related to the Company's industry, markets, products and services, and competitive positioning, and background checks of the management team.

Deal teams submit investment opportunities and analysis for review and consideration by the applicable platform's Investment Review Committee ("IRC"). The IRC is generally comprised of senior leaders and investment professionals of the applicable platform, and in many cases, senior leaders of the firm. The IRC process involves detailed review of the transaction and investment thesis, business, risk factors and diligence issues, as well as financial models. Considerations that IRCs take into account when evaluating an investment may include, depending on the nature of the investing business and its strategy, the quality, market position and growth potential of the target company or asset in which the fund proposes to invest, the quality and reputation of the target company's management team, the sale process for such target company or asset, likely exit strategies and factors that could reduce the value of the target company or asset at exit, the target company or asset's size and sensitivity to cash flow generation, the portfolio fit and macroeconomic trends in the relevant geographic region or industry.

After discussing the proposed deal with the deal team, the IRC will decide whether to give its preliminary approval to the deal team to continue evaluating and performing diligence on such potential investments and will direct the team on conveying necessary terms. The IRC will typically conduct several meetings to consider a particular deal. Both at such meetings and in other discussions with the deal team, our partners and other investment professionals will direct the deal team on terms, strategy, process and other important considerations.

Existing investments are reviewed and monitored on a regular basis by investment professionals and with routine portfolio company performance reporting to senior leaders of the applicable platforms. In addition, our investment professionals and portfolio operations teams work directly with our portfolio company senior executives to identify opportunities to drive operational efficiencies and growth. Our investment professionals are also responsible for making recommendations with respect to when and how to exit an investment to maximize value for our investors.

Structure and Operation of Our Funds

Structure and Management of Investment Vehicles

We manage most of our funds and other similar private vehicles primarily by organizing a limited partnership or other limited liability entity to serve as the general partner of a limited partnership (a fund) organized by us to accept investors' commitments. Investors in our funds generally make commitments to provide capital at the outset of a fund and deliver capital when called by us as investment opportunities become available. We determine the amount of initial capital commitments for such funds by taking into account current market opportunities and conditions, as well as investor expectations. We and our affiliates generally also make a commitment to our funds, with this commitment typically ranging from 2% to 5% of the fund's total limited partner capital commitments. Fund commitments are generally available for investment and other fund purposes during what we call the investment period or commitment period, which typically runs six or fewer years for each fund. After that time, commitments may be used for follow-on investments and other fund purposes. Generally, as each investment is realized, these funds first return the capital related to that investment, any previously realized or written down investments and certain fund expenses to fund investors and the general partner. Our private equity funds then distribute funds in an amount to ensure that investors receive a "preferred return" – at least an 8% annual return on their investment – after which investors and our general partners generally receive 80% and 20%, respectively, of the fund's remaining profits.

Our private investment funds typically have a term of ten years or more, subject to the potential for two one-year extensions with investor consent. Dissolution of those funds can typically be accelerated upon a vote of investors (often 75% in interest, with a simple majority sufficing for some funds) not affiliated with us and terminated upon the occurrence of certain other specified events. Ownership interests in most of our private funds are not, however, subject to redemption prior to termination of the funds. Our TPEP funds are structured as funds where the investor's capital is fully funded on the subscription date.

In general, each fund that is a limited partnership has a general partner that is responsible for the management and operation of the fund's affairs and makes all policy and investment decisions relating to the fund's activities. The general partner is responsible for all decisions concerning the day-to-day management and operations of the fund and relies upon the fund's investment manager to implement such decisions pursuant to a management (or similar) agreement. Generally, the limited partners of our funds take no part in the conduct or control of such funds, have no right or authority to act for or bind such funds, and have no influence over the voting or disposition of the securities or other assets held by such funds, although such limited partners may vote on certain partnership matters, including amendments to the partnership agreement or early liquidation of the partnership. In addition, the governing agreements of many of our funds provide that in the event certain "key persons" do not devote the requisite time and attention, then the fund's commitment period will generally be automatically suspended for 60 days and then terminate unless a majority in interest of the fund's investors elect to continue the commitment period. Further, investors in such funds may have the right to vote to terminate the commitment period by a specified percentage in interest (including, in certain cases, a simple majority) vote in accordance with specified procedures. The governing agreements of many of our funds also provide that investors have the right to terminate the investment period for any reason by a vote of 75% of the interests in such fund (with some funds only requiring a simple majority). Most of our funds also have an advisory committee, comprising representatives of certain limited partners, which may consider or waive conflicts of interest or other restrictions in the partnership agreement or otherwise consult with the general partner on certain partnership matters.

There are non-U.S. funds that are structured as corporate or non-partnership entities under applicable law. One of the vehicles that we manage, TRTX, is a publicly traded corporation. TRTX does not have redemption provisions or a requirement to return capital to investors upon exiting the investments made with such capital, except as required by applicable law (including distribution requirements that must be met to maintain real estate investment trust ("REIT") status).

Our funds are each generally advised by a TPG entity serving as investment adviser that is registered under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). Our investment advisers are generally entitled to a management fee from each investment fund for which they serve as investment advisers. For a discussion of the management fee to which our investment advisers are entitled, see "—Incentive Arrangements and Fee Structure" below. Investment funds themselves typically do not register as investment companies under the Investment Company Act of 1940, as amended (the "Investment Company Act"), in reliance on Section 3(c) or Section 7(d) thereof. Section 3(c)(7) of the Investment Company Act exempts from the Investment Company Act's registration requirements investment funds whose securities are owned exclusively by persons that, at the time of acquisition of such securities, are "qualified purchasers" as defined under the Investment Company Act and purchase their interests in a private placement. Section 3(c)(1) of the Investment Company Act exempts from the Investment Company Act's registration requirements investment funds whose securities are beneficially owned by not more than 100 persons that purchase their interests in a private placement. In addition, under certain current SEC interpretations, Section 7(d) of the Investment Company Act exempts from registration any non-U.S. investment fund all of whose outstanding securities are beneficially owned either by non-U.S. residents or by U.S. residents that are qualified purchasers and purchase their interests in a private placement. Certain of our investment funds, however, rely on other exemptions from the Investment Company Act or register as investment companies under the Investment Company Act.

Incentive Arrangements and Fee Structure

Management Fees

A fund's investment adviser generally receives a management fee based on a percentage of the fund's capital commitments, or the fund's invested capital, depending on the fund's terms and stage in its lifecycle. Management fees are payable on a regular basis, typically quarterly or semi-annually, in the contractually prescribed amounts over the life of the fund. Depending on the base on which management fees are calculated, negative performance of one or more investments in a fund may reduce the total management fee paid for the relevant period, but not the fee rate. Management fees may also be offset by the investment advisers' receipt of transaction, monitoring or other fees, as described in more detail under "—Transaction, Monitoring and Other Fees" below. Management fees received are generally not subject to clawback.

The investment adviser of our TPEP funds generally receives a management fee based on a percentage of the fund's net asset value. These management fees are payable on a regular basis, typically quarterly. These funds generally permit investors to withdraw or redeem their interests periodically, in some cases following the expiration of a specified period of time when capital may not be withdrawn. Decreases in the net asset value of investor's capital accounts may reduce the total management fee paid for the relevant period, but generally not the fee rate. Management fees received by TPEP's investment adviser are also not subject to clawback.

The investment adviser of TRTX receives a base management fee based on the equity of the REIT, and an incentive management fee based upon the company's core earnings, in each case payable quarterly in arrears. Management fees received by TRTX's investment adviser are also not subject to clawback.

Transaction, Monitoring and Other Fees

The investment advisers to certain of our funds, or other affiliated entities, may receive special fees, including transaction, monitoring and other fees, when, for example, they provide capital structuring or other advice to our portfolio companies, generally in connection with debt and equity arrangements and underwriting and placement services. Monitoring fees are paid when the investment adviser provides a portfolio company monitoring services. In some cases, transaction, monitoring or other similar fees will offset the management fee received by the applicable fund.

Performance Allocations

As part of its partnership interest in a fund and, in addition to a return on its capital interest in a fund, the general partner or an affiliate is typically entitled to receive performance allocations from a fund. Generally, this means that the general partner's partnership interest in the fund will entitle it to a share of the fund's net profits. Performance allocations have historically accounted for a significant portion of the income we realize from our fund general partnership interests.

Performance allocations are generally calculated on a realized basis, and each general partner (or affiliate) is typically entitled to an allocation of 20% of the net realized profits (also taking into account, among other things, unrealized losses) generated by such fund. Net realized income or loss is not netted between or among funds.

Performance allocations are subject to a preferred limited partner return typically of 8% per year, subject to a catch-up allocation to the general partner. Generally, if at the termination of a fund (and in some cases at interim points in the life of a fund), the general partner received distributions of performance allocations over the life of the fund in excess of its allocable share under the applicable partnership agreement, the general partner will be obligated to repay an amount equal to the extent the previously distributed performance allocations exceeded its allocable share. This is known as a "clawback" obligation. To the extent we are required to fulfill a clawback obligation, we may decrease the amount of our dividends to our stockholders. The clawback obligation operates with respect to a given fund's own net investment performance only, and performance allocations of other funds are not netted for determining this contingent obligation. Moreover, the governing agreements of most of our funds generally provide a guarantee of clawback obligations to fund investors from the TPG Operating Group (directly or indirectly) although we retain the right to pursue any remedies that we have against performance allocation distributees who do not return to us such distributions. We have recorded a contingent repayment obligation of $58.3 million as of December 31, 2022, equal to the amount that would be due if the various funds were liquidated at their current carrying value.

For additional information concerning the clawback obligations we could face, see "Item 1A. Risk Factors—Risks Related to Our Business—The clawback provisions in our governing agreements may give rise to contingent obligations that may require us to return amounts to our funds and fund investors."

Capital Invested in and Alongside Our Funds

To further align our interests with those of our funds' investors, we and our professionals have invested our own capital in and alongside the funds we sponsor and manage. Minimum general partner capital commitments to our funds are determined separately with respect to each fund. We may, from time to time, invest in excess of contractually required minimums and/or exercise our right to purchase additional interests in our funds that become available in the ordinary course of their operations. Our general partner capital commitments are funded with cash and not with performance allocations or deferral of management fees. In addition, certain qualified professionals are required and/or permitted, subject to certain restrictions, to invest in or alongside the funds we sponsor and manage. Fees assessed on such investments by our professionals may be eliminated or substantially reduced.

Investors in many of our funds, as well as certain other investors, may have the opportunity to co-invest alongside our funds. Co-investments are investments in portfolio companies or other fund assets generally on the same terms and conditions as those to which the applicable fund is subject.

Competition

We compete with other alternative asset management firms, as well as global banking institutions and other types of financial institutions, for people, investors and investment opportunities. Generally, our competition varies across platforms, geographies and financial markets. We compete for outside investors based on a variety of factors, including investment performance, transaction execution skills, the quality of services provided to investors, access to and retention of qualified professionals, reputation and brand recognition, business relationships, depth of our product offering and the level of fees and expenses charged for services. We believe that competition for investment opportunities varies across platforms but is generally based on industry expertise and potential for value-add pricing, terms, the structure of a proposed investment and certainty of execution.

In addition to these traditional competitors within the global alternative asset management industry, we also face competition from local and regional firms, financial institutions and sovereign wealth funds in the various countries in which we invest. In certain emerging markets, local firms may have more established relationship with the companies in which we are attempting to invest. In addition, large institutional investors and sovereign wealth funds have begun to develop their own in-house investment capabilities and may compete against us for investment opportunities.

Legal and Compliance

Our legal and compliance team includes over 30 attorneys, compliance professionals and paralegals. In addition to supporting our corporate functions, the legal team supports our investment team across all investments made by us on behalf of our clients and investors. The compliance team is responsible for overseeing and enforcing our policies and procedures relating to compliance with securities laws and related rules and regulations and our code of ethics, as well as the compliance policies and procedures and laws and regulations that apply to our non-U.S. subsidiaries and operations.

Regulation and Compliance

Our businesses, as well as the financial services industry generally, are subject to extensive regulation in the United States and elsewhere. The level of regulation and supervision to which we are subject varies from jurisdiction to jurisdiction and is based on the type of business activity involved. We, in conjunction with our outside advisors and counsel, seek to manage our business and operations in compliance with such regulation and supervision. The regulatory and legal requirements that apply to our activities are subject to change from time to time and may become more restrictive, which may make compliance with applicable requirements more difficult or expensive or otherwise restrict our ability to conduct our business activities in the manner in which they are now conducted. Our businesses have operated for many years within a legal framework that requires us to monitor and comply with a broad range of legal and regulatory developments that affect our activities. However, additional legislation, changes in rules promulgated by self-regulatory organizations or changes in the interpretation or enforcement of existing laws and rules, either in the United States or elsewhere, may directly or indirectly affect our mode of operation and profitability. Each of the regulatory bodies with jurisdiction over us, and our portfolio companies and investments, has regulatory powers dealing with many aspects of financial services, including the authority to grant, and in specific circumstances to cancel, permissions to carry on particular activities. Any failure to comply with these rules and regulations could expose us to liability or reputational damage.

Rigorous legal and compliance analysis of our businesses and investments is important to our culture. We strive to maintain a culture of compliance through the use of policies and procedures, such as our code of ethics, compliance systems, and education and training for our people. Our compliance policies and procedures address a variety of regulatory and compliance risks such as the handling of material non-public information, personal securities trading, anti-bribery, valuation of investments, document retention, potential conflicts of interest and the allocation of investment opportunities.

We generally operate without information barriers between our businesses. In an effort to manage possible risks resulting from our decision not to implement these barriers, we maintain a list of issuers for which we have access to material, non-public information and in whose securities our funds and investment professionals are not permitted to trade. We could in the future decide that it is advisable to establish information barriers, particularly as our business expands and diversifies. In such event our ability to operate as an integrated platform will be restricted.

United States

Regulation as an Investment Adviser

Certain of our subsidiaries are registered with the SEC as investment advisers under the Advisers Act, including TPG Global Advisors, LLC, TPG Capital Advisors, LLC, TPG PEP Advisors, LLC, TPG Real Estate Advisors, LLC, TPG RE Finance Trust Management, L.P., TPG Solutions Advisors, LLC and the subsidiaries that are relying advisers and rely on umbrella registration to be registered as investment advisers with the SEC. All of our SEC-registered investment advisers are subject to the requirements and regulations of the Advisers Act that include anti-fraud provisions, upholding fiduciary duties to advisory clients, maintaining an effective compliance program, managing conflicts of interest, record-keeping and reporting requirements, and disclosure requirements. In addition, our registered investment advisers are subject to routine periodic and other examinations by the staff of the SEC. The Advisers Act generally grants the SEC broad administrative powers, including the power to limit or restrict an investment adviser from conducting advisory activities if it fails to comply with federal securities laws. Additional sanctions that may be imposed for failure to comply with applicable requirements include the prohibition of individuals from associating with an investment adviser, the revocation of registrations and other censures and fines.

Regulation Under the Investment Company Act

We regard ourselves as an alternative asset management firm. We believe that we are engaged primarily in the business of providing asset management services and not in the business of investing, reinvesting or trading in securities. We also believe that the primary source of income from each of our businesses is properly characterized as income earned in exchange for the provision of services. We hold ourselves out as an alternative asset management firm and do not propose to engage primarily in the business of investing, reinvesting or trading in securities. Accordingly, we do not believe that either TPG Inc. or the TPG Operating Group is an "orthodox" investment company as defined in section 3(a)(1)(A) of the Investment Company Act. Further, a majority of the TPG Operating Group's assets consist of indirect ownership interests in the general partners or managing members of the funds we sponsor. We believe these interests in the general partners or managing members are not investment securities. The TPG Operating Group also holds minority interests in certain operating subsidiaries that are consolidated on the TPG Operating Group's financial statements as "variable interest entities." See Note 11, "Variable Interest Entities," to the Consolidated Financial Statements for additional information regarding our variable interest entities. The TPG Operating Group's interests in these subsidiaries may be considered investment securities under section 3(a)(1)(C) of the Investment Company Act ("section 3(a)(1)(C)"). However, the value of these subsidiaries is not large enough to cause the TPG Operating Group's holdings in investment securities to exceed the 40% threshold under section 3(a)(1)(C). TPG Inc.'s assets consist primarily of units representing 25.6% of the TPG Operating Group held through its 100% interest in certain holding companies. TPG Inc. is also the owner of the entities serving as the general partner of the TPG Operating Group partnerships and, in such capacity, indirectly controls all of the TPG Operating Group's business and affairs. We do not believe TPG Inc.'s interests in these units or the general partners are investment securities. Therefore, we believe that less than 40% of TPG Inc.'s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis comprise assets that could be considered investment securities. Accordingly, we do not believe TPG Inc. is an inadvertent investment company by virtue of the 40% test in section 3(a)(1)(C). In addition, we believe TPG Inc. is not an investment company under section 3(b)(1) of the Investment Company Act because it is primarily engaged in a non-investment company business.

Regulation as a Broker-Dealer

TPG Capital BD, LLC ("TPG Capital BD"), one of our subsidiaries, is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and is subject to regulation and oversight by the SEC and is a member of the Financial Industry Regulatory Authority ("FINRA") and is registered as a broker-dealer in all 50 states and the District of Columbia. FINRA, a self-regulatory organization subject to oversight by the SEC, adopts and enforces rules governing the conduct, and examines the activities, of its member firms, including TPG Capital BD. State securities regulators also have regulatory oversight over TPG Capital BD. TPG Capital BD is an affiliated entity through which we conduct U.S.-based fundraising and capital markets activities, and administer a compliance program designed to comply with applicable anti-money laundering requirements. Broker-dealers are subject to regulations that cover all aspect of the securities business, including, among others, the implementation of a supervisory control system over the securities business, advertising and sales practices, conduct of public and private securities offerings, maintenance of adequate net capital, record-keeping, and the conduct and qualifications of persons associated with the broker-dealer. In particular, as a registered broker-dealer and member of FINRA, TPG Capital BD is subject to the SEC's "net capital rule," Rule 15c3-1. Rule 15c3-1 specifies the minimum level of net capital a broker-dealer must maintain, requires that a significant part of a broker-dealer's assets be kept in relatively liquid form and imposes certain requirements that may have the effect of prohibiting a broker-dealer from distributing or withdrawing capital and requiring prior notice to the SEC for certain withdrawals of capital. The SEC and various self-regulatory organizations impose rules that require notification when net capital of a broker-dealer falls below certain predefined criteria, limit the ratio of subordinated debt to equity in the capital structure of a broker-dealer and constrain the ability of a broker-dealer to expand its business under certain circumstances. Violation of the net capital rule may result in censures, fines, the issuance of cease-and-desist orders, revocation of licenses or registrations, the suspension or expulsion from the securities industry of the broker-dealer or its associated persons or other similar consequences by regulatory bodies.

Regulation as a Real Estate Investment Trust

TRTX has elected and qualified to be taxed as a REIT under the U.S. Internal Revenue Code of 1986, as amended (the "Code"). To maintain its qualifications as a REIT, TRTX generally must distribute at least 90% of its net taxable income to its stockholders and meet, on a continuing basis, certain other complex requirements under the Code.

United Kingdom and the European Union

TPG Europe is our London-based affiliate that is authorized and regulated by the U.K. Financial Conduct Authority ("FCA") under the Financial Services and Markets Act 2000 (the "FSMA"). The FSMA and related rules, including the FCA's rules and guidance, govern most aspects of investment business, including provision of investment advice, use and safekeeping of client funds and securities, regulatory capital, record-keeping, approval standards for individuals, anti-money laundering and periodic reporting. The FCA is responsible for administering these requirements and our compliance with the FSMA and related rules. Violations of these requirements may result in public or private censures, fines, imposition of additional requirements, injunctions, restitution orders, revocation or modification of permissions or registrations, the suspension or expulsion of officers or employees from performing certain functions within the financial services industry, or other similar consequences. TPG Europe has permission to engage in a number of activities regulated under the FSMA, including advising on and arranging deals.

Other Jurisdictions

Certain other subsidiaries or funds that we advise are registered with, have been licensed by or have obtained authorizations to operate in their respective jurisdictions outside of the United States. These registrations, licenses or authorizations relate to providing investment advice, marketing of securities and other regulated activities. Failure to comply with the laws and regulations governing these subsidiaries and funds that have been registered, licensed or authorized could expose us to liability and/or damage our reputation.

In Singapore, both TPG Capital (S) Pte. Ltd. and NewQuest Advisors (Singapore) Pte. Ltd. hold a capital market services license and are authorized by the Monetary Authority of Singapore to conduct fund management activities. In Hong Kong, TPG Capital, Limited is licensed and authorized by the Hong Kong Securities and Futures Commission to engage in the business of dealing in securities and advising on securities, and NewQuest Capital Advisors (HK) Limited is licensed and authorized to engage in the business of asset management. In India, NewQuest Advisors (India) LLP is registered with the Securities Exchange Board of India as an investment advisor. In the Cayman Islands, NewQuest Holdings (Cayman) Limited is registered with the Cayman Islands Monetary Authority as a registered person and is authorized to conduct securities investment business, and each of the TPEP "master funds," as well as each of the TPEP "offshore feeders," is registered with the Cayman Islands Monetary Authority under the Mutual Funds Law. In Mauritius, NewQuest Asia BE Limited held an unrestricted investment adviser license granted by the Financial Services Commission until January 21, 2022, when it surrendered the license after determining that holding the license had become unnecessary.

Website and Availability of SEC Filings

We use our website (https://www.tpg.com), Rise website (https://therisefund.com), Microsites (https://software.tpg.com, https://healthcare.tpg.com), LinkedIn (https://www.linkedin.com/company/tpg-capital), Twitter (https://twitter.com/tpg), Vimeo (https://vimeo.com/user52190696), Rise YouTube (https://www.youtube.com/channel/UCo8p2iF_I5p-Wr2_MQlzedw/featured) and Rise Instagram (https://www.instagram.com/therisefund/?hl=en) accounts as channels of distribution of company information. The information we post through these channels may be deemed material. Accordingly, investors should monitor these channels, in addition to following our press releases, SEC filings and public conference calls and webcasts. In addition, you may automatically receive email alerts and other information about TPG when you enroll your email address by visiting the "Email Alerts" section of our website at https://shareholders.tpg.com. The contents of our website, any alerts and social media channels are not, however, a part of this report.

We also make available free of charge on our website or provide a link on our website to our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after those reports are electronically filed with, or furnished to, the SEC. To access these filings, go to the "SEC Filings" portion of our "Shareholders" page on our website. You may also access the reports and other documents we file with the SEC at a website maintained by the SEC at www.sec.gov.

Item 1A. Risk Factors

Risks Related to Our Business

We depend on our senior leadership and key investment and other professionals, and the loss of their services or investor confidence in such professionals could have a material adverse effect on our results of operations, financial condition and cash flow.

We depend on the experience, expertise, efforts, skills and reputations of our investment and other professionals, including our senior leadership, senior advisors and other key personnel, none of whom are obligated to remain employed or otherwise engaged with us. For example, our ability to continue delivering strong fund returns depends on the investments that our investment professionals and other key personnel identify and the synergies among their diverse fields of expertise. Senior leadership, investment professionals and other key personnel also have strong business relationships with our fund investors and other members of the business community. The loss of any of their services, including if any were to join or form a competing firm, could have a material adverse effect on our results of operations, financial condition and cash flow and could harm our ability to maintain or grow AUM in existing funds or raise additional funds in the future. Further, there can be no assurance that our founder succession process or plans to transition to long-term corporate governance by an independent board of directors will facilitate an orderly transition.

In addition, the failure of certain "key persons" (i.e., professionals who are named as "key persons" for some or all of our funds) to devote the requisite time and attention required under a fund's governing documents could cause the automatic suspension or termination of the fund's commitment period, and in certain cases the general partner's replacement and/or the fund's dissolution. If "key persons" engage in certain forms of misconduct, fund investors could have the right to, among other things, remove the general partner, terminate the commitment period and/or dissolve the fund. See "—Third-party investors in our funds have the right under certain circumstances to remove the general partner of the fund, terminate commitment periods or dissolve the funds, each of which could lead to a substantial decrease in our revenues." Moreover, many of our senior professionals' equity interests in us are already substantially vested, thereby limiting their incentive to remain with us. Any of the foregoing could lead to a substantial decrease in our revenues or materially and adversely affect our reputation.

Our ability to attract, retain and motivate investment and other key professionals is critical to our success. Our failure to do so could have a material adverse effect on our results of operations, financial condition and cash flow.

Our success depends on our ability to retain and recruit investment and other professionals. The market for investment and other professionals is extremely competitive, and we may not succeed in retaining or recruiting qualified investment or other professionals to sustain our current performance or pursue our growth strategy. Our senior leadership, investment professionals and other key personnel possess substantial experience and expertise in investing, assist with locating and executing our funds' investments, have significant relationships with the institutions that are the source of many of our funds' investment opportunities and have strong business relationships with our fund investors. Therefore, the departure of members of our senior leadership, our investment professionals or other key personnel, particularly if they join competitors or form competing firms, could result in the loss of significant investment opportunities and certain fund investors and could impair our funds' performance.

Our ability to recruit, retain and motivate qualified investment and other professionals depends primarily on our ability to offer attractive compensation packages. Efforts to retain or attract investment professionals and other professionals could therefore result in significant additional expenses, which would negatively affect our profitability.

Amounts earned by our investment and other professionals who participate in partnership equity programs will vary from year to year depending on our overall realized performance. As a result, there may be periods when we determine that realized performance allocations (together with other then-existent partnership return elements) are not sufficient to incentivize individuals, which could result in our having to increase salaries, cash bonuses, other equity awards and other benefits, modify existing programs or use new incentive programs, which could increase our compensation costs. Reductions in partnership equity programs could also make it harder to retain investment professionals and other key personnel and cause these individuals to seek other employment opportunities. Furthermore, changes in tax laws in the United States and the United Kingdom (the "U.K.") have increased tax rates on various items of income and gain realized by our investment professionals, which in turn could impact our ability to recruit, retain and motivate our current and future investment professionals. Additionally, legislative changes have been proposed that, if enacted, could further increase applicable tax rates. See "—Risks Related to Taxation—Legislative changes have been proposed that would, if enacted, modify the tax treatment of partnership interests. If this or any similar legislation or regulation were to be enacted and apply to us, we could incur a substantial increase in our compensation costs and it could result in a reduction in the value of our Class A common stock."

We may not be able to provide our future senior professionals with the opportunity to acquire equity interests in our business to the same extent or with the same economic and tax consequences as those from which our existing senior professionals previously benefited prior to the IPO. For example, following the IPO, we adjusted our incentive package for our investment and other professionals to include partnership equity interests and restricted stock units ("RSUs") in addition to the historic vintage share awards, investment-specific awards and discretionary performance allocation awards. The adjusted incentive package has different economic and tax characteristics than our prior blend of cash and equity incentives and may not prove adequate in years of poor realization to adequately incentivize and retain our key personnel. In order to recruit and retain existing and future investment professionals and other key personnel, we may need to increase the level, or change the form or composition, of the compensation and other incentives they receive, which may cause a higher percentage of our revenue to be paid out in the form of compensation, adversely impacting our profit margins.

In addition, the confidentiality agreements, restrictive covenants and other arrangements with some of our senior leadership, investment professionals and other key personnel may not prevent them from leaving us, joining our competitors or otherwise competing with us. Depending on which entity is a party to these agreements and the laws applicable to these agreements, we may be unable to, or may find it impracticable to, enforce them, and certain of these agreements may be waived, modified or amended at any time without our consent. Even when enforceable, these agreements expire after certain periods of time, at which point investment professionals and other key personnel are free to compete with us and solicit our fund investors and employees.

Poor performance of our funds would cause a decline in our revenue, may obligate us to repay performance allocations previously paid to us and could negatively impact our ability to raise capital for future funds.

We primarily derive revenues from:

- management fees, which are generally based on the amount of capital committed or invested in our funds;

- performance allocations, which are based on the performance of our funds;

- investment income from our investments as general partner;

- compensation our broker-dealer or related entities receive for various capital markets services; and

- expense reimbursements.

Poor performance of our funds could make it more difficult for us to raise new capital. Existing and potential investors continually assess our funds' performance, and our ability to raise capital for existing funds and future funds, as well as avoiding excessive redemptions from our public equity funds, depends on our funds' continued satisfactory performance. Accordingly, poor fund performance may deter future investment in our funds and thereby decrease our AUM and revenue. In addition, capital markets fees are typically dependent on transaction frequency and volume, and a slowdown in the pace or size of investments by our funds could adversely affect the amount of fees generated by our broker-dealer. Any of the foregoing could have a material adverse effect on our results of operations, financial condition and cash flow.

If a fund performs poorly, we will receive little or no performance allocations relating to our interest in the fund and little income, or possibly losses, from any principal investment in the fund, which could decrease our revenue. Investors could also demand lower fees or fee concessions for existing or future funds, which would likewise decrease our revenue. Further, if a fund does not achieve total investment returns that exceed a specified investment return threshold for the life of the fund as a result of poor performance of later investments in a fund's life, we may be obligated to return the amount by which performance allocations previously distributed to us exceed amounts to which we are ultimately entitled. See "— The clawback provisions in our governing agreements may give rise to contingent obligations that may require us to return amounts to our funds and fund investors."

Our inability to raise new funds or capital for our funds could result in lower management fees and less capital to invest and place pressure on fees and fee arrangements of future funds, which could have a material adverse effect on our results of operations, financial condition and cash flow.

Our current private equity, real estate and certain other funds and investment vehicles have a finite life and a finite amount of commitments from fund investors. Once a fund nears the end of its investment period, our success depends on our ability to raise additional or successor funds in order to keep making investments and, over the long term, keep earning steady management fees. If we are unable to raise successor funds of a comparable size without delay, our revenues may decrease as the investment periods of our predecessor funds expire and associated fees decrease. In addition, investors in our public equity funds have the ability to redeem their fund interests and move their capital to other investments; these funds' management fees and performance allocations would decline if we are unable to raise capital to replace that of redeeming fund investors. We may seek to raise significant capital for successor funds at a time when our competitors, some of whom have substantially larger capital formation teams, are likewise engaged in significant fundraising campaigns, or at a time when investors, as a result of general economic downturn or otherwise, are limiting or reducing their total investments. By the time we seek to raise new funds, investors who might otherwise have participated may have already allocated all of their available capital to other funds and therefore be unable to commit to ours. We could struggle to raise successor funds or fresh capital for other reasons beyond our control, including as a result of general economic or market conditions or regulatory changes, which could have a material adverse effect on our results of operations, financial condition and cash flow.

In addition, certain institutional investors, including sovereign wealth funds and public pension funds, continue to demonstrate an increased preference for alternatives to traditional fund structures, such as managed accounts, specialized funds and co-investment vehicles. There can be no assurance that historical or current levels of commitments to our funds from these investors will continue. Investors in our funds may decide to move their capital away to other investments for any number of reasons, such as changes in interest rates that make other investments more attractive; poor investment performance; changes in investor perception regarding our focus or alignment of interest, including if we change or broaden a fund's investment strategy; reputational concerns; legislation reducing or minimizing the ability to invest in alternative assets; or departures or changes in responsibilities of key investment professionals. In the U.K. and Europe, there has been a shift from defined benefit pension plans to defined contribution plans, and many public pension funds, including in the United States, the U.K. and Europe, are and may continue to be significantly underfunded, all of which could reduce the amount of assets available for us to manage on behalf of certain of our clients. Moreover, certain institutional investors prefer to in-source their own investment professionals and make direct investments in alternative assets without the assistance of investment advisers like us. Such institutional investors may become our competitors and could cease to be our clients.

We have also entered into, and expect to continue to enter into, customized investment programs with select investors, which can take the form of contractual arrangements pursuant to broader strategic relationships, separately managed accounts ("SMAs") and other bespoke investment structures. In exchange for significant historical and/or future commitments, these arrangements can include the establishment of dedicated vehicles, discounted management fees, reduced performance allocations, the right to participate in co-investment opportunities and knowledge sharing, training and secondment programs. These arrangements could increase the cost of raising capital at the scale and level of profitability we have historically achieved.

Further, certain investors have implemented, or may implement, restrictions against investing in certain types of asset classes, which would affect our ability to raise new funds focused on those asset classes. Countries' implementation of certain tax measures may also adversely impact our funds' ability to raise capital from certain investors if these investors decide that it is more tax efficient for them to invest on their own or only in funds with similarly situated investors. See "— Our funds invest in companies that are based outside of the United States, which may expose us to additional risks not typically associated with investing in companies that are based in the United States" and "—Risks Related to Taxation— Changes in relevant tax laws, regulations or treaties or an adverse interpretation of these items by tax authorities could negatively impact our effective tax rate and tax liability."

The failure of our funds to raise capital in sufficient amounts and on satisfactory terms could decrease our AUM and revenue and have a material adverse effect on our results of operations, financial condition and cash flow.

A decline in the pace or size of investments by our funds could result in our receiving less revenue from fees.

Management fee revenue constitutes the largest portion of income from our business and depends on the pace of investment activity in our funds. We charge management fees based on the amount of capital invested during a portion, and sometimes all, of a fund's fee-paying life. As a result, the pace at which we make investments, the length of time we hold these investments and the timing of dispositions directly impact our revenues. Many factors could cause a decline in the pace of investment, including the inability of our investment professionals to identify attractive investment opportunities, competition for such opportunities, decreased availability of capital on attractive terms and our failure to consummate identified investment opportunities because of business, regulatory or legal complexities and adverse developments in the U.S. or global economy or financial markets. In addition, in certain cases a decline in investment value can reduce the invested capital fee base. As a result, the variable pace at which many of our funds invest capital and dispose of investments, and variations in underlying asset value, may cause our management fee revenue to vary from one quarter to the next. We would generally expect a slowdown in investment pace to cause an eventual decline in other sources of revenue such as transaction fees and fees earned by our broker-dealer. Likewise, during attractive selling environments, our funds may capitalize on increased opportunities to exit investments, and an increase in the pace at which our funds exit investments, if not offset by new commitments and investments, would reduce management fees. Additionally, higher fundraising activity also generates incremental expenses and, as new capital commitments may not immediately generate fees, we could incur fundraising related costs ahead of generating revenues.

We may reduce our AUM, limit its growth, reduce our fees or otherwise alter the terms under which we do business when we deem it to be in the best interest of our fund investors, even when such actions may be contrary to the near-term interests of stockholders.

From time to time we may decide it is in our best interest to take actions that could reduce the profits we could otherwise realize in the short term. While we believe that our commitment to treating our fund investors fairly is in the long-term interest of us and our stockholders, we may take actions that could adversely impact our short-term profitability, and there is no guarantee that such actions will benefit us in the long term. For example, we may seek to benefit fund investors by limiting AUM to an amount we believe can be invested appropriately in accordance with our investment mandate and current or anticipated economic and market conditions or by voluntarily reducing management fee rates and terms for certain of our investors, funds or strategies, even when doing so may reduce our short-term revenue. See "—Our inability to raise new funds or capital for our funds could result in lower management fees and less capital to invest and place pressure on fees and fee arrangements of future funds, which could have a material adverse effect on our results of operations, financial condition and cash flow."

Many of our funds utilize subscription line facilities to fund investments prior to the receipt of capital contributions from the fund's investors. As using a subscription line facility delays fund capital calls, the investment period of such capital is shortened, which may increase a fund's reported Gross and Net IRR (each as defined herein). However, since interest expense and other costs of borrowings under subscription line facilities are a fund expense, borrowing will reduce the fund's net multiple of invested capital and may reduce the amount of performance allocations the fund generates. Any reduction in performance allocations will negatively impact our revenues.

We may also take other actions that could adversely impact our short-term results of operations when we deem such action appropriate. For example, we may waive management fees on certain vehicles at various times. We may delay the realization of performance allocations to which we are otherwise entitled if we determine (based on a variety of factors, including the stage of the fund's life cycle and the extent of fund profits accrued to date) that there would be an unacceptably high risk of future clawback obligations, or for other reasons. Any of the foregoing delays could result in a deferral of realized performance allocations to a subsequent period, if they are earned at all. See "—Parts of our revenue, earnings and cash flow are highly variable, which could cause volatility in the price of our Class A common stock."

Our investors in future funds may negotiate to pay us lower management fees, reimburse us for fewer expenses or change the economic terms to be less favorable to us than those of our existing funds, which could have a material adverse effect on our results of operations, financial condition and cash flow.

We negotiate terms with existing and potential investors when raising capital for new or existing funds. These negotiations could result in terms that are materially less favorable to us than the terms of our prior funds. For example, such terms could restrict our ability to raise funds with investment objectives or strategies that compete with existing funds, increase the hurdle required to be generated on investment prior to our right to receive management fees and performance allocations, add expenses and obligations for us in managing funds or increase our potential liabilities. Further, as institutional investors increasingly consolidate their relationships with investment firms and competition becomes more acute, we may receive more requests to modify the terms of our new funds, including reductions in management fees. For example, certain of our newer funds include more favorable terms for fund investors that commit to early closes. Any agreement to or changes in terms less favorable to us could result in a material decrease in our profitability and have a material adverse effect on our results of operations, financial condition and cash flow.

Further, investors increasingly expect to make investments in our funds on customized terms. We may enter into separate agreements and/or create separate vehicles with certain individual investors, which may include, among other things, provisions permitting an investor to opt out of particular investments, discounting an investor's management fee, reducing our share of performance allocations or granting an investor preferential rights with respect to co-investment opportunities. Any agreement to terms that are more favorable than those set forth in a fund's governing documents could result in a material decrease in our profitability and have a material adverse effect on our results of operations, financial condition and cash flow.

Certain institutional investors have also publicly criticized specific fund fee and expense structures. We have received, and expect to continue to receive, requests from a variety of fund investors and groups representing such investors to decrease fees, modify our performance allocations and change incentive fee structures, which could result in a reduction or delay our receipt of performance allocations and incentive fees. The Institutional Limited Partners Association ("ILPA") maintains and revises from time to time a set of Private Equity Principles (the "Principles"), which continue to call for enhanced "alignment of interests" between general partners and limited partners through modifications of some of the terms of fund arrangements, including guidelines for performance allocations, fees and fee structures. We endorsed the Principles as an indication of our general support for ILPA's efforts. Further, the SEC's focus on certain fund fees and expenses, including whether such fees and expenses were appropriately disclosed to fund limited partners, may lead to increased publicity that could cause fund investors to further resist certain fees and expense reimbursements. Significant changes to our fund fee and expense structures in response to requirements of institutional investors, ILPA or the SEC could have a material adverse effect on our results of operations, financial condition and cash flow.

We may not be successful in executing or managing the complexities of new investment strategies or expanding into new markets and businesses, which could have a material adverse effect on our results of operations, financial condition and cash flow.

We continuously look to expand our platform through investments in, and development or acquisition of, businesses, products and investment strategies complementary to our existing business. The success of our growth strategy depends on, among other things:

- our ability to correctly identify and create products that appeal to investors;

- how our existing fund investors view any new initiatives;

- mitigating risks that arise from the diversion of management's time and attention from our existing businesses;

- our ability to properly manage conflicts of interests with our existing businesses;

- minimizing any disruption to our ongoing businesses;

- management's ability to develop and integrate new businesses and the success of integration efforts;

- our ability to identify and manage risks in new lines of businesses;

- our ability to successfully negotiate and enter into beneficial arrangements with new counterparties;

- our ability to implement adequate investment processes, controls and procedures that we have already developed around our existing platforms and/or identify and develop new policies, controls and procedures appropriate in light of a new business, product or investment strategy;

- our ability to successfully enter into markets or businesses in which we may have limited or no experience;

- managing the increased demands on our information systems, operational systems and technology, including related security systems, and infrastructure;

- our ability to achieve expected results or realize expected synergies from newly developed products or strategic alliances;

- our ability to obtain requisite approvals and licenses from relevant governmental authorities and to comply with applicable laws and regulations without incurring undue costs or delays; and

- the broadening of our geographic footprint and successfully managing the risks associated with conducting operations in foreign jurisdictions (including regulatory, tax, legal and reputational consequences).

In some instances, we may determine that growth in a specific area is best achieved through the acquisition of an existing business. Our ability to consummate an acquisition will depend on our ability to identify and accurately value potential acquisition opportunities and successfully compete for these businesses against companies that may have greater financial resources. Even if we are able to identify and successfully negotiate and complete an acquisition, these transactions can be complex, and we may encounter unexpected difficulties or incur unexpected costs. The following factors, among others, could also limit the success of a firm acquisition:

- difficulties and costs associated with the integration of operations and systems;

- difficulties integrating the acquired business's internal controls and procedures into our existing control structure and resolving potential conflicts that arise in light of the acquired business;

- difficulties and costs associated with the assimilation of employees; and

- the risk that a change in ownership will negatively impact the relationship between an acquiree and the investors in its investment vehicles.

Historically, we have had, and in the future may have, a new product, business or venture developed internally or by acquisition that proves to be unsuccessful. In those instances, we may decide to wind down, liquidate and/or discontinue those products, businesses or ventures, and we have done so in the past. Such actions could negatively impact our relationships with investors in those businesses, subject us to litigation or regulatory inquiries and expose us to additional expenses, including impairment charges and potential liability from investor or other complaints.

Entry into certain lines of business may subject us to new laws and regulations with which we are not familiar, or from which we are currently exempt, and may lead to increased litigation and regulatory risk and expense. New products or strategies could have different economic structures than our traditional funds and may require a different marketing approach. Our strategic initiatives may include joint ventures, in which case we will be subject to additional risks and uncertainties in that we may be dependent upon, and subject to liability, losses or reputational damage relating to, systems, controls and personnel that are not under our control. There can be no assurance that any joint venture opportunities will be successful. In addition, to the extent that we distribute products through new channels, including through unaffiliated firms and/or those providing access to retail investors, we may be unable to effectively monitor or control the manner of their distribution. These activities also will impose additional compliance burdens on us, subject us to enhanced regulatory scrutiny and expose us to greater reputation and litigation risk. Further, these activities may give rise to conflicts of interest and related party transaction risks and may lead to litigation or regulatory scrutiny. There can be no assurance that any new product, business or venture we develop internally or by acquisition will succeed.

We are subject to increasing scrutiny from fund investors and regulators on ESG matters, which may constrain investment opportunities for our funds and negatively impact our ability to raise capital from such investors.

Our fund investors, stockholders, regulators and other stakeholders are increasingly focused on ESG matters. Certain fund investors consider our record of socially responsible investing and other ESG factors, including by relying on third-party benchmarks or scores, in determining whether to invest in our funds. At times, certain fund investors have conditioned future capital commitments on the taking of or refraining from taking certain ESG-related actions. Although several of our funds are focused on socially responsible and climate-focused investing, other funds may make investments that fund investors or stockholders view as inconsistent with their ESG standards. If our ESG practices or third-party ratings do not meet the standards set by these fund investors or stockholders, or if we fail, or are perceived to fail, to demonstrate progress toward our ESG goals and initiatives, they may choose not to invest in our funds or exclude our Class A common stock from their investments, and we may face reputational damage. To the extent our access to capital from fund investors focused on ESG ratings or matters is impaired, we may not be able to maintain or increase the size of our funds or raise sufficient capital for new funds, which may adversely affect our revenues. Further, there can be no assurance that fund investors and other stakeholders will determine that our ESG initiatives, goals and commitments are sufficiently robust. There can be no assurance that we will be able to accomplish any announced goals related to our ESG program, as statements regarding our ESG goals reflect our current plans and aspirations and are not guarantees that we will be able to achieve them within the timelines we announce or at all. Further, as part of our ESG practices, we rely on the services and methodologies of Y Analytics, an affiliated public benefit organization. Such services and methodologies by Y Analytics could prove to be inaccurate and there can be no assurance that they will be successful. The occurrence of any of the foregoing could negatively impact our relationships with fund investors, our ability to raise funds and capital and the price of our Class A common stock, all of which could adversely affect our business and results of operations.

Anti-ESG sentiment has gained momentum across the United States, with several states having enacted or proposed "anti-ESG" policies, legislation or issued related legal opinions. For example, (i) boycott bills target financial institutions that "boycott" or "discriminate against" companies in certain industries and prohibit state entities from doing business with such institutions and/or investing the state's assets (including pension plan assets) through such institutions; and (ii) ESG investment prohibitions require that state entities or managers/administrators of state investments make investments based solely on pecuniary factors without consideration of ESG factors. If fund investors subject to such legislation viewed our funds or ESG practices, including our climate-related impact strategies, as being in contradiction of such "anti-ESG" policies, legislation or legal opinions, such fund investors may not invest in our funds, our ability to maintain the size of our funds could be impaired, and it could negatively affect our results of operations, financial condition and cash flow. Additionally, asset managers have been subject to recent scrutiny related to ESG-focused industry working groups, initiatives, and associations, including organizations advancing action to address climate change or climate-related risk. Such scrutiny could expose us to the risk of antitrust investigations or challenges by federal or state authorities, result in reputational harm and discourage certain fund investors from investing in our funds.

There is a growing interest on the part of fund investors and regulators in ESG factors and increased demand for, and scrutiny of, ESG-related disclosures by asset managers, which exposes us to additional risks. For example, this additional scrutiny has increased the risk that asset managers could be perceived as, or accused of, making inaccurate or misleading statements regarding the investment strategies of their funds or their and their funds' ESG efforts or initiatives, often referred to as "greenwashing." Any such perception or accusation could damage our reputation, result in litigation or regulatory actions, and adversely impact our ability to raise capital and attract new fund investors. In addition, there has been increased regulatory focus on ESG-related practices by investment managers and regulators, and new regulatory initiatives related to ESG that are applicable to us, our funds and their portfolio companies could adversely affect our business. There is a growing regulatory interest across jurisdictions in improving transparency regarding the definition, measurement and disclosure of ESG factors to allow investors to validate and better understand sustainability claims. For example, the SEC has proposed amendments to rules and reporting forms concerning, among other things, enhanced disclosure requirements for investment managers regarding the ability to market funds as green, sustainable or ESG-focused and the incorporation of ESG factors by registered investment companies and advisers. These proposed rules are not in final form and therefore we cannot determine how they may affect our funds. In addition, in 2021 the SEC established an enforcement task force to look into ESG practices and disclosures by public companies and investment managers and has begun to bring enforcement actions based on ESG disclosures not matching actual investment processes.

On March 21, 2022, the SEC issued a proposed rule regarding the enhancement and standardization of mandatory climate-related disclosures for investors. The proposed rule would mandate extensive disclosure of climate-related data, risks, and opportunities, including financial impacts, physical and transition risks, related governance and strategy, and greenhouse gas emissions, for certain public companies. Although the ultimate date of effectiveness and the final form and substance of the requirements for this proposed rule is not yet known and the ultimate scope and impact on our business is uncertain, compliance with this proposed rule, if finalized, may result in increased legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly, and place strain on our personnel, systems and resources.

Further, with respect to both voluntary and mandated ESG disclosures, we and our portfolio companies may not successfully implement measurement processes and disclosure controls and procedures that meet evolving investor, activist, or regulatory expectations. Any enhancements to such processes and controls may be costly and give rise to significant administrative burdens. For example, collecting, measuring, and reporting ESG information and metrics can be costly, difficult and time consuming, is subject to evolving reporting standards, and can present numerous operational, reputational, financial, legal and other risks. If we or our portfolio companies do not successfully implement controls related to reporting ESG information, this could result in legal liability and reputational damage, which could impact our ability to attract and retain fund investors and employees.

We and many of our portfolio companies may undertake extensive voluntary reporting on various ESG matters, including greenhouse gas emissions, diversity and human capital management. The standards for tracking and reporting on ESG matters are relatively new, have not been harmonized, and continue to evolve and we may fail to successfully implement or comply with, these rapidly developing ESG standards and requirements. In addition, we and our portfolio companies' selection of reporting frameworks or standards, and other methodological choices, such as the use of certain performance metrics, levels of quantification, value chain reporting, or materiality standards, may vary over time and may not always align with evolving investor and activist expectations or market practices.

Outside of the United States, the European Commission adopted an action plan on financing sustainable growth, as well as initiatives at the European Union ("EU") level, such as the SFDR (as defined herein). See "—Risks Related to Our Industry—Regulatory initiatives in jurisdictions outside the United States could negatively impact our business—Sustainable Finance." Compliance with the SFDR and other ESG-related rules and frameworks has and is expected to result in increased legal, compliance, restrictions, reporting and other associated costs and expenses which would be borne by us and our funds because of the need to collect certain information to meet the disclosure requirements. Under these requirements, we are required to classify certain of our funds and their portfolio companies against certain criteria, some of which can be open to subjective interpretation. Our view on the appropriate classification may develop over time, including in response to statutory or regulatory guidance or changes in industry approach to classification. If regulators disagree with the procedures or standards we use for ESG investing, or new regulations or legislation require a methodology of measuring or disclosing ESG or impact that is different from our current practice, it could have a material adverse effect on our reputation, results of operations, financial condition and cash flow.

In addition, where there are uncertainties regarding the operation of a framework, a lack of official, conflicting or inconsistent regulatory guidance, a lack of established market practice and/or data gaps or methodological challenges affecting the ability to collect relevant data, funds and/or fund managers may be required to engage third party advisors and/or service providers to fulfil the requirements, thereby exacerbating any increase in compliance burden and costs.

Third-party investors in our funds have the right under certain circumstances to remove the general partner of the fund, terminate commitment periods or dissolve the funds, each of which could lead to a substantial decrease in our revenues.

If we, as the general partner, managing member or management company, or certain "key persons" engage in certain forms of misconduct, the governing agreements of our funds generally allow the investors of those funds to, among other things, remove the general partner, terminate the commitment period and/or dissolve the fund. Certain of those events may happen upon the affirmative vote of a specified percentage of limited partner interests entitled to vote, whereas others may happen automatically absent a limited partner vote to waive the event. In addition, our funds generally have the ability to terminate their agreements with the relevant management companies for any reason. Moreover, if certain "key persons" fail to devote the requisite time and attention to managing the fund, the fund's commitment period will generally be automatically suspended for 60 days and then terminate unless a majority in interest of the fund's investors elect to continue the commitment period. While we believe that our investment professionals have appropriate incentives to remain in their respective positions based on equity ownership, profit participation and other contractual provisions, there can be no guarantee of the ongoing participation of our investment professionals in respect of our funds. If a general partner is removed, we would no longer be involved in the management or control of the fund, and there could be no assurance regarding the fund's ability to consummate investment opportunities and manage portfolio companies. In addition, if a general partner is removed for certain bad acts, the amount of accrued performance allocations we would otherwise receive may significantly decrease. In the event that a fund is dissolved prematurely, it may be required to dispose of its investments at a disadvantageous time or make in-kind distributions. Although we periodically engage in discussions with fund investors and/or advisory committees of our funds regarding a waiver of such provisions or replacement of relevant key persons with respect to executives whose departures have occurred or are anticipated, such waiver or replacement is not guaranteed. Such an event with respect to any of our funds would likely result in significant reputational damage to us and could negatively impact our future fundraising efforts, cause us to agree to less favorable terms with respect to the affected fund or have a material adverse effect on our results of operations, financial condition and cash flow.

If we are required to liquidate fund investments at a disadvantageous time as a result of dissolution, management fees and performance allocations would terminate, and we could ultimately realize lower-than-expected return on the investments and, perhaps, on the fund itself. We do not know whether, or under what circumstances, our funds' investors are likely to exercise such right.

In addition, because our funds generally have an adviser registered under the Advisers Act, each fund's management agreement must require the fund's consent for any "assignment" of the agreement, which may be deemed to occur in the event the investment advisers of our funds were to experience a change of control. Failure to obtain consent may constitute a violation of the management agreement. A change of control typically occurs if there is a transfer of more than 25% of the voting securities of an investment adviser or its parent. There can be no assurance that a change of control will not occur and that we will obtain the consents required to assign our investment management agreements. See "—Risks Related to Our Organization Structure—A change of control of our company could result in an assignment of our investment advisory agreements."

Parts of our revenue, earnings and cash flow are highly variable, which could cause volatility in the price of our Class A common stock.

The portion of our revenues, earnings and cash flow we derive from performance allocations is highly variable and can vary significantly from quarter to quarter and year to year. The timing of performance allocations generated by our funds is uncertain and will contribute to the volatility of our results. It takes a substantial period of time to identify attractive investment opportunities, to raise the necessary funds and then to realize the investment through a sale, public offering, recapitalization or other exit. Even if an investment proves to be profitable, it may be several years before we realize any profits in cash or other proceeds. We cannot predict when, or if, any realization of an investment will occur. Generally, with respect to our private equity distributions, although we recognize performance allocations on an accrual basis, we receive performance allocation payments only upon disposition of an investment by the relevant fund, which contributes to the volatility of our cash flow. If our funds were to have a realization event in a particular quarter or year, it may have a significant impact on our results for that particular quarter or year that may not be replicated in subsequent periods. We recognize revenue on investments in our funds based on our allocable share of realized and unrealized gains (or losses) reported by such funds, and a decline in realized or unrealized gains, or an increase in realized or unrealized losses, would adversely affect our revenue, which could further increase the volatility of our results.

The timing and receipt of performance allocations also vary with the life cycle of certain of our funds. Our funds that have completed their investment periods and are able to realize mature investments are more likely to make larger distributions than our funds that are in their fundraising or earlier parts of their investment periods. During times when a significant portion of our AUM is attributable to funds that are not in the stage when they would realize investments, we may receive substantially lower distributions of performance allocations.

Our funds' historical returns should not be considered as indicative of our or our funds' future results or of any returns expected on an investment in our Class A common stock.

We have presented in this report information relating to the historical performance of our funds. The historical returns of our funds are not an indication of future fund performance or potential returns on our Class A common stock. In addition, any continued positive performance of our funds will not necessarily result in positive returns on an investment in our Class A common stock, though we would expect poor fund performance to cause a decline in our revenue from such funds that could, consequently, negatively impact our ability to raise funds and capital and the value of our Class A common stock.

Moreover, with respect to the historical returns of our funds:

- we may create new funds in the future that reflect a different asset mix, different investment strategies and varied geographic and industry exposure compared to our current funds, and any such new funds could have different returns than our existing or previous funds;

- the historical returns presented in this report derive largely from the performance of our existing funds, whereas future fund returns will depend increasingly on the performance of our newer funds or funds not yet formed, which may have little or no realized investment track record, may be invested by different investment professionals, and may have lower target returns than our existing funds;

- the performance of our funds reflects our valuation of the unrealized investments held in those funds using assumptions that we believe are reasonable under the circumstances, but the actual realized return on these investments will depend on a variety of factors including future operating results and the value of assets and market conditions at the time of disposition, each of which may differ from the assumptions on which the valuations are based, which could negatively impact the ultimate value we realize from those investments;

- in recent years, there has been increased competition for investment opportunities resulting from, among other things, the increased amount of capital invested in alternative funds, high liquidity in debt markets and strong equity markets, and increased competition for investments could reduce our returns in the future;

- the rates of returns of some of our funds in certain years have been positively influenced by a number of investments that experienced rapid and substantial increases in value following the dates on which those investments were made, which may not occur with respect to future investments;

- our funds' returns in some years have benefited from investment opportunities and general market conditions, including a low interest rate environment, that may not repeat themselves, and our current or future funds may be unable to avail themselves of comparable investment opportunities or market conditions;

- market conditions during previous periods may have been significantly more favorable for generating positive performance, particularly in our private equity business, than current market conditions or the market conditions that we may experience in the future; and

- newly established funds may generate lower returns during the period that they take to deploy their capital.

Our financial performance depends in part on the investment performance of our funds, which in turn is influenced by general market conditions. Increased market volatility, including broad declines in equity valuations, would impact our investments and the performance of our funds. For example, the year ended December 31, 2022 was characterized by a significant and broad-based decline in equity markets, as evidenced by a nearly 20% decline in the S&P 500 index. In that same period, although the value of our funds' portfolio investments increased in 2022, they increased by 8% compared to 38% in 2021. We believe that future volatility in general market conditions would affect both of our funds' performance and our financial performance.

Our performance in prior years benefited from high multiples and asset prices. A decline in multiples or asset prices, or an overall deterioration in market conditions, could make it more difficult to earn such returns on new investments. The future returns of any current or future fund may therefore vary considerably from the historical returns generated by any particular fund or our funds as a whole. Future returns will also be affected by the risks described elsewhere in this report, including risks of the industries and businesses in which a particular fund invests.

Our investments in portfolio companies and the financial performance of our funds and their portfolio companies could negatively impact our results of operations, financial condition and cash flow.

Our funds' performance, and thus our performance, depends on the value of our funds' portfolio companies and other investments. Our funds invest in companies in many different industries, each of which is subject to volatility based on a variety of economic, market and other factors. Typically, our funds' performance will not be meaningfully impaired by the poor performance of a limited number of portfolio companies. However, a fund's performance could be negatively impacted if several of its portfolio companies perform poorly, and we have limited resources to assist portfolio companies experiencing financial difficulties, such as unsustainable levels of indebtedness, contractual or legal constraints and industry headwinds. Risks that could negatively impact the financial performance of our funds and their portfolio companies and otherwise impact our results of operations, financial condition and cash flow include:

- *Business, Regulatory or Legal Complexity*: We often pursue investment opportunities with substantial business, regulatory or legal complexity that we believe may deter other investment managers. Portfolio companies acquired in such transactions can be more challenging to manage and sometimes entail a greater risk of contingent liabilities.

- *Control*: Our funds often invest in equity securities and other financial instruments of companies we do not control. In the future, our funds may acquire minority equity interests more frequently or dispose of a portion of majority equity investments in portfolio companies over time in a manner that results in the funds retaining a minority stake. Minority investments are subject to the risk that the company in which our funds invest may make business, financial or management decisions with which we do not agree or that the company's majority stockholders or the management may take risks or otherwise act in a manner that does not serve our funds' interests, each of which could decrease the value of our funds' investments and have a material adverse effect on our results of operations, financial condition and cash flow. In addition, our funds' portfolio companies make decisions regarding tax positions, which we may not control, that could result in additional tax costs to us.

- *Junior Ranked Investments*: In most cases, the portfolio companies in which our funds invest have, or are permitted to have, outstanding indebtedness or equity securities that rank senior to our funds' investments. In the event of insolvency of a portfolio company, holders of securities ranking senior to our investment would typically be entitled to receive payment in full (and, in some cases, plus interest) before distributions could be made in respect of our investment. Furthermore, during periods of financial distress or following an insolvency, the ability of our funds to influence a portfolio company's affairs and to take actions to protect their investments may be substantially less than that of the senior creditors.

- *Concentration of Fund Investments*: The governing agreements of our funds generally contain only limited investment restrictions and limited requirements as to diversification of fund investments, either by geographic region or asset type. For example, we manage funds that invest predominantly in North America and Asia. During periods of difficult market conditions or slowdowns in these sectors or geographic regions, decreased revenue, difficulty in obtaining access to financing and increased funding costs experienced by our funds may be exacerbated by this concentration of investments, which would result in lower investment returns for our funds. Such concentration may increase the risk that events affecting a specific geographic region or asset type will have a negative or disparate impact on such funds compared to funds that invest more broadly.

Valuation methodologies for certain fund assets may involve subjective judgments, and our valuation of an investment could differ significantly from the value that is obtained upon the investment's exit, which could result in significant losses for us and our funds.

There are no readily ascertainable market prices for a substantial majority of our funds' illiquid investments. We generally determine the fair value of the investments of our funds in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Our valuations of illiquid assets in accordance with U.S. GAAP are based to a large extent on our estimates, comparisons and qualitative evaluations of private information, which can be incomplete or inaccurate. The amount of judgment and discretion inherent in valuing assets renders valuations uncertain and susceptible to material fluctuations over possibly short periods of time; substantial write-downs and earnings volatility are possible. Our determination of an investment's fair value may differ materially from the value that would have been determined if a ready market for the securities had existed and the valuations the general partners of other funds or other third parties ascribe to the same investment. Our valuation of an investment at a measurement date may also differ materially from the value that is obtained upon the investment's exit. The valuations of and realization opportunities for investments made by our funds could also be subject to high volatility as a result of uncertainty regarding governmental policy with respect to, among other things, tax, financial services regulation, international trade, immigration, healthcare, labor, infrastructure and energy.

Further, although we follow valuation methodologies and procedures designed to ensure that our fair value determinations are the product of the application of U.S. GAAP and to minimize potential bias, we may have incentives to arrive at higher valuations. Our stockholders' equity could be negatively impacted if the values of investments that we record are materially higher than the values that are ultimately realized upon the disposal of the investments. Realizations at values significantly lower than the values at which investments have been reflected in prior fund reporting could result in losses for the applicable fund and the loss of potential performance and other fees. Additionally, if realizations of our investments produce values materially different than the carrying values reflected in prior fund reporting, fund investors may lose confidence in us, which could in turn result in difficulty in raising capital for future funds or redemptions from our funds that permit redemptions. If the investment values that we record from time to time are not ultimately realized, it could have a material adverse effect on our results of operations, financial condition and cash flow.

In addition, because we typically value our entire portfolio on a quarterly basis, subsequent events that may have a significant impact on those valuations may not be reflected until the next quarterly valuation date. Changes in values attributed to investments from quarter to quarter may result in volatility in our AUM and could materially affect the results of operations that we report from period to period.

The due diligence process that we undertake in connection with our investments may not reveal all facts that may be relevant in connection with an investment.

Before making our investments, we conduct due diligence that we deem reasonable and appropriate based on the facts and circumstances applicable to each investment opportunity. The objective of the due diligence process is to identify both the attractive attributes of and risks associated with an investment as well as prepare a framework that may be used from the date of acquisition to drive operational improvement and value creation. When conducting due diligence, we may need to evaluate important and complex business, financial, regulatory, tax, accounting, environmental and legal issues. Outside consultants, legal advisors, accountants and investment banks, as well as Y Analytics, may be involved in the due diligence process in varying degrees depending on the type of investment.

When conducting due diligence and assessing an investment, we rely on the resources available to us, including information from the target and, in some circumstances, third-party investigations and analysis. The information available to us in conducting due diligence of newly-organized or growth stage companies is limited, and we limit the due diligence we conduct for certain of our strategies to publicly available information. Accordingly, the due diligence investigation that we carry out with respect to an investment opportunity may not reveal or highlight all relevant facts that may be necessary or helpful in evaluating it. For example, the due diligence process in connection with carve-out transactions may underestimate the complexity and/or level of dependence a business has on its parent company and affiliated entities. In addition, because a carve-out business often does not have financial statements that accurately reflect its true financial performance as a stand-alone business, due diligence assessments of such investments can be particularly difficult. Instances of fraud, accounting irregularities and other improper, illegal or deceptive practices can be difficult to detect, and fraud and other deceptive practices can be widespread in certain jurisdictions. Several of our funds invest in emerging market countries that may not have laws and regulations that are as stringent or consistently enforced as in more developed nations. For example, our funds invest throughout jurisdictions that are perceived to present an elevated risk of corruption according to international rating standards (such as Transparency International's Corruption Perceptions Index), and in companies in the United States and other jurisdictions and regions with low perceived risk of corruption but whose business may be conducted in other high-risk jurisdictions, including, for example, Bangladesh, Brazil, China, India, Indonesia, Kenya, Myanmar, Nigeria, the Philippines, Thailand and Vietnam. Due diligence on investment opportunities in these jurisdictions is frequently more complicated due to lack of consistent and uniform commercial practices and/or very limited access to information. Bribery, fraud, accounting irregularities and deceptive or corrupt practices can be especially difficult to detect in such locations.

In addition, investment opportunities may involve companies that have historic and/or unresolved regulatory-, tax-, fraud- or accounting-related investigations, audits or inquiries and/or have been subject to public accusations of improper behavior (including bribery and corruption). Even specific, enhanced due diligence investigations with respect to such matters may not reveal or highlight all facts and circumstances that may be relevant to evaluating the investment opportunity and/or accurately identifying and assessing settlements, enforcement actions and judgments that could arise and have a material adverse effect on the portfolio company's operations, financial condition, cash flow, reputation and prospects. Our due diligence investigations may not result in us making successful investments. Although our funds typically obtain representations and warranties insurance, such insurance may not be available on desired terms. Failure to identify risks associated with our investments could have a material adverse effect on our results of operations, financial condition and cash flow.

Many of our funds invest in relatively high-risk, illiquid assets, and we may fail to realize any profits from these activities for a considerable period of time or lose some or all of the principal amount we invest.

Many of our funds invest in securities that are not publicly traded. In many cases, contracts we enter into or applicable securities laws prohibit our funds from selling such securities for a period of time. Our funds will generally be unable to sell these securities publicly unless we register their sale under applicable securities laws or we can rely on an available exemption, and in either case only at such times when we do not possess material non-public information. Our funds' ability to dispose of investments is heavily dependent on the capital markets, particularly, the public equity markets. For example, our ability to realize any value from an investment may depend upon our ability to complete an initial public offering. However, even with publicly traded securities, we may only dispose of large holdings over a substantial length of time, exposing our investment returns to market risk during the intended disposition period. Moreover, because the investment strategy of many of our funds often entails us serving on our funds' public portfolio company boards, our funds may be restricted from selling during certain time periods. Accordingly, our funds may be forced, under certain conditions, to either sell securities at a loss or defer, potentially for a considerable period of time, sales that they had planned to make.

In addition, market conditions and regulatory environment can also delay our funds' exit and realization of investments. For example, rising interest rates and challenging credit markets may make it difficult for potential buyers to raise sufficient capital to purchase our funds' investments. Government policies, or restrictions on foreign investment in certain of our funds' portfolio companies or assets can also limit our funds' exit opportunities.

Our funds invest in companies that are based outside of the United States, which may expose us to additional risks not typically associated with investing in companies that are based in the United States.

Many of our funds invest a significant portion of their assets in the equity or other securities of issuers located outside the United States, including (in order of concentration as of December 31, 2022) India, Europe, China, Australia, Singapore, other Pan-Asian countries and Korea. Investments in non-U.S. securities or companies that are based or have operations in countries outside of the United States, or otherwise generate revenue or have other touchpoints outside of the United States, involve certain factors not typically associated with investing in U.S. companies, including risks relating to:

- currency exchange matters, including fluctuations in currency exchange rates and costs associated with conversion of investment principal and income from one currency into another;

- less developed or efficient financial markets, which could lead to price volatility and relative illiquidity;

- the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements and less government supervision and regulation;

- changes in laws or clarifications to existing laws that could create tax uncertainty;

- a less developed legal or regulatory environment, differences in the legal and regulatory environment or enhanced legal and regulatory compliance;

- greater levels of bribery, corruption and politically exposed persons;

- potential exposure to the U.S. Foreign Corrupt Practices Act ("FCPA") and other laws that prohibit improper payments or offers of payments for commercial bribery purposes or to foreign governments, their officials and other third parties;

- violations of trade sanctions or trade control regimes (including those that are maintained and enforced by U.S. Treasury Department's Office of Foreign Assets Control ("OFAC")) and the potential for the imposition of new or additional tariffs;

- political hostility to investments by foreign or private equity investors, including increased risk of government expropriation;

- reliance on a more limited number of commodity inputs, service providers and distribution mechanisms;

- higher rates of inflation;

- higher transaction costs;

- less government supervision of exchanges, brokers and issuers;

- less developed or non-uniform bankruptcy, limited liability company, corporate, partnership and other laws (which may have the effect of disregarding or otherwise circumventing limited liability structures, potentially causing the actions or liabilities of one fund or portfolio company to adversely impact us or an unrelated fund or portfolio company);

- difficulty in enforcing contractual obligations;

- less stringent requirements relating to fiduciary duties;

- fewer investor protections and less publicly available information about a company;

- limitations on borrowings to be used to fund acquisitions or dividends;

- potential limitations on the deductibility of interest for income tax purposes;

- limitations on permissible transaction counterparties or consolidation rules that effectively restrict the types of businesses in which we may invest;

- economic and political risks, including potential exchange control regulations, restrictions on repatriation of profits on investments or of capital invested, nationalization, expropriation of assets, confiscatory taxation and political, economic or social instability; and

- the imposition of non-U.S. taxes or withholding on income and gains recognized with respect to such securities and potential non-U.S. tax filing requirements.

For a more detailed discussion of risks specific to China, see "—Changes in China's governmental policies could have an adverse effect on our business and operations."

In addition, restrictions on international trade or the recent or potential further imposition of tariffs may negatively impact investments in non-U.S. companies. See "—Ongoing trade negotiations and the potential for further regulatory reform in the U.S. and abroad may create regulatory uncertainty for us, our funds and our funds' portfolio companies and our investment strategies and negatively impact the profitability of our funds and our funds' portfolio companies." For example, the tax authorities in certain countries, including certain EU member states, have sought to deny the benefits of income tax treaties or EU directives with respect to withholding taxes on interest and dividends and capital gains of nonresident entities. These various proposals and initiatives could result in an increase in taxes and/or increased tax withholding with respect to our fund investors. Adverse developments along these lines could negatively impact the assets we hold in certain countries or the returns from these assets.

Ongoing trade negotiations and the potential for further regulatory reform in the U.S. and abroad may create regulatory uncertainty for us, our funds and our funds' portfolio companies and our investment strategies and negatively impact the profitability of our funds and our funds' portfolio companies.

Since March 2018, the United States has imposed, or threatened to impose, a series of various tariffs and restrictions on a variety of goods imported into the United States, with an emphasis on those imported from China, the EU, Russia and Belarus. For example, the United States denied the "most-favored nation" tariff treatment on products from Russia and Belarus and prohibited the importation of oil, gas and coal from Russia. These new tariffs, or other changes in U.S. trade policy, have resulted in, and may continue to trigger, retaliatory actions by affected countries, particularly China. While the United States and China signed a preliminary trade deal in January 2020 halting further tariffs and increasing sales of U.S. goods to China, the agreement leaves in place most tariffs on Chinese goods.

The United States has imposed economic sanction programs and export controls targeting Russia and Belarus. The U.S. government has also implemented and expanded a number of economic sanctions programs and export controls that target Chinese entities and nationals on national security grounds and has imposed restrictions on the acquisition of interests in the securities of certain Chinese entities. These initiatives target, for example, China's response to political demonstrations in Hong Kong, China's conduct concerning the treatment of Uighurs and other ethnic minorities in its Xinjiang province and certain Chinese entities designated by the U.S. government as Communist Chinese military companies, among other things.

Tensions globally remain elevated and the path of future trade policy and further permanent trade agreements with China are still unclear. A "trade war" or other governmental action related to tariffs or international trade agreements or policies has the potential to increase costs, decrease margins, reduce the competitiveness of products and services offered by current and future portfolio companies and negatively impact the revenues and profitability of companies whose businesses rely on goods imported from or exported to any country impacted by such policies. In addition, tariff increases may negatively impact our suppliers and certain other customers of our funds' portfolio companies, which could amplify the negative impact on our operating results or future cash flows.

Changes in China's governmental policies could have an adverse effect on our business and operations.

Investments in companies with significant Chinese operations can involve a high degree of risk and special considerations that are not always associated with investing in other markets. For example, investing in China may involve a risk of loss due to the imposition of restrictions on foreign investments or repatriation of capital. The Chinese government maintains a major role in setting economic policy, often making sudden changes to laws and regulations, including through the issuance of guidance or enforcement, possibly with retroactive effect. For example, in 2021, the Chinese government has changed policies regulating certain industries, including the education and technology sectors. While our funds have limited exposure to companies in those industries, the Chinese government could at any time adopt similar measures with respect to any of the multiple sectors across which we invest. Any changes in laws and regulations governing those sectors may reduce opportunities for our funds to make, exit and realize value from, and realize expected returns on, our investments in China. The industries in which our funds invest, and the material risks associated with these respective industries, include:

- *Software*: The Chinese government has enacted cybersecurity laws (including the Cyber Security Law, Data Security Law and Individual Information Protection Law, as well as relevant regulations implementing such laws), and the Chinese government may promulgate more detailed guidelines on data localization and data security compliance for firms that are currently, or plan to be, listed in foreign jurisdictions. Such laws and guidelines may limit options for our funds' exit from such firms.

- *Media and Financial Technology*: The Chinese government has increased scrutiny of, and restrictions on, the media and financial technology industries, including by promulgating rules barring private investments from news gathering and distribution operations or live streaming events that may sway political and public opinion. These restrictions could constrain the operation and profitability of firms in those industries, and therefore, negatively impact our funds' investments in those sectors.

- *Consumer Goods*: China has recently enforced stringent regulations (including but not limited to the latest amendment to the Juvenile Protection Law, which came into effect on June 1, 2021) "to protect the physical and mental health of minors," including significant limitations on the use of online gaming and private tutoring services for young adults and teenagers in China. These regulations could constrain the operation and profitability of firms in those industries, and therefore, negatively impact our funds' investments in those sectors.

- *Healthcare*: The Chinese government has been promoting volume-based purchasing of medicine and medical devices as a way to reduce medical costs for the public. Any such reforms may adversely affect our funds' investments in the Chinese healthcare sector.

In addition, certain of our portfolio companies in China implement variable interest entity ("VIE") structures. Instead of directly owning the equity securities of a Chinese company, a VIE enters into service and other contracts with the Chinese company that provide the VIE with economic exposure to it. Although the VIE does not own any of the Chinese company's equity, the contractual arrangements permit the VIE to consolidate it in its financial statements. We invest in VIE structures constructed by our funds' portfolio companies to access foreign capital, which structures replicate foreign investment in Chinese-based companies where, for example, Chinese law prohibits direct foreign investments in the operating companies. Our funds therefore do not directly hold equity interests in the Chinese operating company when a VIE structure is used. Intervention by the Chinese government with respect to VIEs, including disallowing the structure altogether (as the media has reported, with the China Securities Regulatory Commission issuing a contradicting statement), could significantly affect the Chinese operating company's performance and the enforceability of the VIE's contractual arrangements with the Chinese company and result in a decline in the value of our funds' investment.

Further, unlike in many other jurisdictions, the Chinese judiciary is not independent and may not be able to provide effective legal redress challenging Chinese authorities' policy changes. Legal disputes over such policy changes may be subject to the exercise of considerable discretion or influence by Chinese governmental agencies or the governing political party, and factors unrelated to the legal merits of a particular matter may influence their determination. Continued uncertainty relating to the laws in China and the application of the laws could have a material adverse effect upon our funds' and their portfolio companies' operation in China. While none of our funds invests exclusively in China and our current investments in companies headquartered, listed or expected to be listed in Mainland China and Hong Kong represent approximately 3% of our AUM, our funds invest in various companies that operate globally, including in China, and thus could be subject to Chinese authorities' policy changes. We also maintain and intend to continue to maintain multiple offices, personnel and investments in various sectors in China. Therefore, the materialization of any of the foregoing risks could have an adverse effect on the financial performance of our portfolio companies that operate in China and thus negatively affect our results of operations, financial condition and cash flow.

Risk management activities may not be successful and, in some cases, may negatively impact the return on our and our funds' investments.

When managing our exposure to market risks, we may (on our own behalf or on behalf of our funds) from time to time use forward contracts, options, swaps, caps, collars and floors or pursue other strategies or use other forms of derivative instruments (over the counter, or "OTC," and otherwise) to limit our exposure to changes in the relative values of investments that may result from market developments, including changes in prevailing interest rates, currency exchange rates and commodity prices. The scope of risk management activities undertaken by us varies based on the level and volatility of interest rates, the prevailing foreign currency exchange rates, the types of investments that are made and other changing market conditions. We do not seek to hedge our exposure in all currencies or all investments, which means that our exposure to certain market risks are not limited. The use of hedging transactions and other derivative instruments to reduce the effects of a decline in the value of a position does not eliminate the possibility of fluctuations in the value of the position or prevent losses if the value of the position declines. Moreover, it may not be possible to limit the exposure to a market development that is so generally anticipated that a hedging or other derivative transaction cannot be entered into at an acceptable price. The success of any hedging or other derivative transaction generally will depend on our ability to correctly predict market changes, the degree of correlation between price movements of a derivative instrument and the position being hedged, the creditworthiness of the counterparty and other factors. As a result, while we may enter into such a transaction in order to reduce our exposure to market risks, the transaction may result in poorer overall investment performance than if it had not been executed. Such transactions may also limit the opportunity for gain if the value of a hedged position increases. In addition, the degree of correlation between price movements of the instruments used in connection with hedging activities and price movements in a position being hedged may vary. For various reasons, we may not seek to establish, or be successful in establishing, a perfect correlation between the instruments used in hedging or other derivative transactions and the positions being hedged. An imperfect correlation could prevent us from achieving the intended result and give rise to a loss. Further, it may not be possible to fully or perfectly limit our exposure against all changes in the value of our and our funds' investments because the value of investments is likely to fluctuate as a result of a number of factors, some of which will be beyond our control or ability to hedge. If our risk management activities are not successful, resulting losses could have a material adverse effect on our results of operations, financial condition and cash flow.

Operational risks, including those associated with our business model, could disrupt our businesses, result in losses or limit our growth.

We operate businesses that are highly dependent on information systems and technology. We rely heavily on a host of computer software and hardware systems, including our financial, accounting and other data processing systems, and on the systems of third party service providers. If any of these systems do not operate properly or experience a security breach, we could suffer financial loss, theft of intellectual property or personally identifiable information, a disruption of our businesses, liability to our funds, regulatory intervention and fines and reputational damage. For example, we face operational risk from errors made in the execution, confirmation or settlement of transactions, as well as errors in recording, evaluating and accounting for them. Our and our third-party service providers' information systems and technology may be unable to accommodate our growth, adequately protect the information of our individual fund investors or address security risks, and the cost of maintaining such systems and technology may increase from our current level. Such a failure to accommodate growth, or an increase in costs related to such information systems and technology, could have a material adverse effect on our results of operations, financial condition and cash flow.

We are also dependent on an increasingly concentrated group of third-party software vendors that we do not control for hosting solutions and technologies. A disaster or a disruption in technology or infrastructure that supports our businesses, including a disruption involving electronic communications or other parts or services used by us, our vendors or third parties with whom we conduct business, including custodians, paying agents and escrow agents, or directly affecting our principal offices, could negatively impact our ability to continue to operate our business without interruption. Our business continuation or disaster recovery programs may not be sufficient to mitigate the harm that could result from such a disaster or disruption, and insurance and other safeguards may only partially reimburse us for our losses, if at all. Furthermore, we utilize cloud applications and services for the asset management business, and such applications and systems are vulnerable to damage or interruption from computer viruses, data corruption, cyber-based attacks, unauthorized access, natural disasters, pandemics, such as the COVID-19 pandemic, terrorism, war and telecommunication and electrical failures. Any disruption in the operation of the information systems and technology or cloud applications and services on which we rely could negatively impact our business.

Failure to maintain the security of our information and technology networks or data security breaches could harm our reputation and have a material adverse effect on our results of operations, financial condition and cash flow.

We rely on the reasonably secure processing, storage and transmission of confidential and other sensitive information in our computer systems and networks, and those of our service providers and their vendors. We are subject to various risks and costs associated with the collection, handling, storage and transmission of personally identifiable information and other sensitive information, including those related to compliance with U.S. and foreign data collection and privacy laws and other contractual obligations, as well as those associated with the compromise of our systems processing such information. In the ordinary course of our business, we collect, store a range of data, including our proprietary business information and intellectual property, and personally identifiable information of our employees, our fund investors and other third parties, in our cloud applications and on our networks, as well as our service providers' systems. The secure processing, maintenance and transmission of this information are critical to our operations. We, our service providers and their vendors face various security threats on a regular basis, including ongoing cybersecurity threats to and attacks on our and their information technology infrastructure that are intended to gain access to our proprietary information, destroy or modify data or disable, degrade or sabotage our systems. Cyber-incident techniques change frequently, may not immediately be recognized and can originate from a wide variety of sources. There has been an increase in the frequency, sophistication and ingenuity of the data security threats we and our service providers face, with attacks ranging from those common to businesses generally to those that are more advanced and persistent. Although we and our services providers take protective measures and endeavor to modify them as circumstances warrant, our computer systems, software and networks may be vulnerable to unauthorized access, theft, misuse, computer viruses or other malicious code, including malware, and other events that could have a security impact. We may be the target of more advanced and persistent attacks because, as an alternative asset manager, we hold a significant amount of confidential and sensitive information about, among other things, our fund investors, portfolio companies and potential investments. We may also be exposed to a more significant risk if these acts are taken by state actors. Any of the above cybersecurity threats, fraudulent activities or security breaches suffered by our service providers and their vendors could also put our confidential and sensitive information at risk or cause the shutdown of a service provider on which we rely. We and our employees have been and expect to continue to be the target of fraudulent calls and emails, the subject of impersonations and fraudulent requests for money, including attempts to redirect material payment amounts in a transaction to a fraudulent bank account, and other forms of spam attacks, phishing or other social engineering, ransomware or other events. Cyber-criminals may attempt to redirect payments made at the closings of our investments to unauthorized accounts, which we or our services providers we retain, such as paying agents and escrow agents, may be unable to detect or protect against. The COVID-19 pandemic exacerbated these risks due to heavier reliance on online communication and the remote working environment, which may be less secure, and there has been a significant increase in hacking attempts by cyber-criminals. The ongoing Russian attack on Ukraine has likewise exacerbated these risks due to the scale of related offensive cyber-attacks that could directly, indirectly or inadvertently impact business far removed from the battlefield. For example, U.S. companies were harmed by NotPetya attacks in 2017, which were attributed to the Russian military in connection with Russia's annexation of Crimea. The costs related to cyber or other security threats or disruptions may not be fully insured or indemnified by others, including by our service providers. If successful, such attacks and criminal activity could harm our reputation, disrupt our business, cause liability for stolen assets or information and have a material adverse effect on our results of operations, financial condition and cash flow.

We rely heavily on our back office informational technology infrastructure, including our data processing systems, communication lines and networks. Although we have back-up systems and business-continuation plans in place, our back-up procedures and capabilities in the event of a failure or interruption may not be adequate. Any interruption or failure of our informational technology infrastructure could result in our inability to provide services to our clients, other disruptions of our business, corruption or modifications to our data and fraudulent transfers or requests for transfers of money or the inability to demonstrate compliance with legal requirements. Further consequences could include liability for stolen assets or information, increased cybersecurity protection, computer forensics expenses, insurance costs and litigation. We expect that we will need to continue to upgrade and expand our back-up and procedures and capabilities in the future to avoid disruption of, or constraints on, our operations. We may incur significant costs to further upgrade our data processing systems and other operating technology in the future.

Further, we provide certain back office services, such as information and technology, accounting and human resources services, to Sixth Street Partners, our former affiliate (the "former affiliate"), which could pose additional risks. We manage back office services for our former affiliate using the same processes and procedures as our internal services, which may result in increased risk of inadvertent data sharing between us and our former affiliate due to human error. In addition, as we do not provide such services to other third parties, these risks may be heightened if we fail to effectively carry out our obligations or implement and maintain appropriate compliance procedures. For example, we could face liability under a transition services agreement with our former affiliate in connection with our failure to maintain appropriate back office services and support, and we may be exposed to material non-public information that may restrict our ability to make investments and execute our business strategy. See "—Our activities and the business activities of certain of our personnel may give rise to conflicts of interest with our funds, and our failure to deal appropriately with conflicts of interest could damage our reputation and negatively impact our business—Information barriers."

Our technology, data and intellectual property and the technology, data and intellectual property of our funds' portfolio companies are also subject to a heightened risk of theft or compromise to the extent that we and our funds' portfolio companies engage in operations outside the United States, particularly in those jurisdictions that do not have comparable levels of protection of proprietary information and assets, such as intellectual property, trademarks, trade secrets, know-how and customer information and records. In addition, we and our funds' portfolio companies may be required to forgo protections or rights to technology, data and intellectual property in order to operate in or access markets in a foreign jurisdiction. Any such direct or indirect loss of rights in these assets could negatively impact us, our funds and their investments.

A significant actual or potential theft, loss, corruption, exposure or fraudulent, unauthorized or accidental use or misuse of investor, employee or other personally identifiable or proprietary business data could occur, as a result of third-party actions, employee malfeasance or otherwise, non-compliance with our contractual or other legal obligations regarding such data or intellectual property or a violation of our privacy and security policies with respect to such data. If such a theft, loss, corruption, use or misuse of data were to occur, it could result in significant remediation and other costs, fines, litigation and regulatory actions against us by (i) the U.S. federal and state governments, (ii) the EU or other jurisdictions, (iii) various regulatory organizations or exchanges and (iv) affected individuals, as well as significant reputational harm.

Cybersecurity has become a top priority for regulators around the world. Many jurisdictions in which we operate have laws and regulations relating to data privacy, cybersecurity and protection of personal information and other sensitive information, including, without limitation the General Data Protection Regulation (Regulation (EU) 2016/679) (the "GDPR") in the EU and the Data Protection Act 2018 in the U.K. (the "U.K. Data Protection Act"), comprehensive privacy laws enacted in California, Colorado, Connecticut, Utah, Virginia and the Cayman Islands, the Hong Kong Personal Data (Privacy) Ordinance, the Korean Personal Information Protection Act and related legislation, regulations and orders and the Australian Privacy Act. China and other countries have also passed cybersecurity laws that may impose data sovereignty restrictions and require the localization of certain information. We believe that additional similar laws will be adopted in these and other jurisdictions in the future, further expanding the regulation of data privacy and cybersecurity. Such laws and regulations strengthen the rights of individuals (data subjects), mandate stricter controls over the processing of personal data by both controllers and processors of personal data and impose stricter sanctions with substantial administrative fines and potential claims for damages from data subjects for breach of their rights, among other requirements. Some jurisdictions, including each of the U.S. states as well as the EU through the GDPR and the U.K. through the U.K. Data Protection Act, have also enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data, which would require heightened escalation and notification processes with associated response plans. We devote resources to and monitor and enhance our information security and data privacy procedures and controls in an effort to comply with evolving cybersecurity and data privacy regulation. We or our fund's portfolio companies may incur substantial costs to comply with changes in such laws and regulations and may be unable to adapt to such changes in the necessary timeframe and/or at reasonable cost. Furthermore, if we experience a cybersecurity incident and fail to comply with the applicable laws and regulations, it could result in regulatory investigations and penalties, which could lead to negative publicity and may cause our fund investors and clients to lose confidence in the effectiveness of our security and privacy measures.

Our funds' portfolio companies also rely on data processing systems and the secure processing, storage and transmission of information, including payment and health information. A disruption or compromise of these systems could negatively impact the value of these businesses. Our funds may invest in strategic assets having a national or regional profile or in infrastructure, the nature of which could expose them to a greater risk of being subject to a nation-state or terrorist attack or security breach than other assets or businesses. Such an event could negatively impact our investment or assets of the same type or require portfolio companies to increase preventative security measures or expand insurance coverage.

The materialization of one or more of these risks could impair the quality of our and our funds' operations, harm our reputation, materially and adversely impact our businesses and limit our ability to grow.

The COVID-19 pandemic caused severe disruptions in the U.S. and global economies and has impacted, and may continue to negatively impact, our business and our results of operations, financial condition and cash flow.

The COVID-19 pandemic has evolved significantly and has impacted, and may continue to impact in the future, the U.S. and global economy. The emergence of COVID-19 variants has resulted in setbacks to economic recovery, and subsequent surges could lead to renewed COVID-19 restrictions and could trigger increased restrictions on business operations. In addition, the COVID-19 pandemic continues to cause labor shortages and disrupt global supply chains, and has also contributed, and may continue to contribute, to inflationary pressures globally, including in the United States. All of the above may adversely impact our business and our results of operations, financial condition and cash flow.

The COVID-19 pandemic has also impacted, and may continue to negatively impact, our business in the following ways:

- *Portfolio Companies.* The performance and liquidity of our portfolio companies, some of which have been materially impacted by the pandemic resulting in material reductions in value and have faced, or could in the future face, increased credit and liquidity risk due to volatility in financial markets and/or insolvency further decreasing the value of our funds' investment and potentially harming our reputation.

- *Operations.* Operational impacts as a result of remote work, including with respect to cybersecurity and our accounting and financial reporting systems, processes and controls; human capital related risks, including with respect to employee well-being and morale; transaction-related regulatory and litigation risks; and tax-related risks arising from remote-work and COVID-19 travel changes and impediments.

In addition to the foregoing, the COVID-19 pandemic has exacerbated, and may continue to exacerbate, many of the other risks described in this report.

We and our funds are subject to risks in using third-party service providers, including custodians, administrators, executing brokers, prime brokers and other agents.

We and many of our funds depend on the services of custodians, administrators, prime brokers and other agents and third-party service providers to carry out certain securities transactions and other business functions. Errors and mistakes made by these third parties may be attributed to us and subject us or our fund investors to reputational damage, penalties or losses. We may be unsuccessful in seeking reimbursement or indemnification from these third-party service providers.

Furthermore, in the event of the insolvency of a custodian and/or prime broker, our funds may be unable to recover equivalent assets in full as they will rank among the custodian's and prime broker's unsecured creditors in relation to assets it borrows, lends or otherwise uses. In addition, a custodian or prime broker may not segregate our funds' cash from its own cash, and our funds therefore may rank as unsecured creditors in relation to that cash. The inability to recover assets from the custodian or prime broker could have a material adverse effect on our and our funds' results of operations, financial condition and cash flow. Counterparties have generally reacted to recent market volatility by tightening their underwriting standards and increasing their margin requirements for all categories of financing, which has the result of decreasing the overall amount of leverage available and increasing the costs of borrowing. Many of our funds have credit facilities, and if a lender under one or more of these credit facilities were to become insolvent, we could have difficulty replacing the credit facility and one or more of our funds may face liquidity problems.

The counterparty to one or more of our or our funds' contractual arrangements could default on its obligations under the contract. Default risk may arise from events or circumstances that are difficult to detect, foresee or evaluate. In addition, concerns about, or a default by, one large market participant could lead to significant liquidity problems for other market participants, which could in turn expose us to significant losses. If a counterparty defaults, we and our funds may be unable to take action to cover the exposure and could incur material losses and legal and reputational damages. We may not accurately anticipate the impact of market stress or counterparty financial condition and, as a result, we could take insufficient action to reduce these risks effectively, which, if left unmitigated, could have a material adverse effect on our results of operations, financial condition and cash flow.

The consolidation and elimination of counterparties may increase our concentration of counterparty risk. Our funds generally are not restricted from dealing with any particular counterparty or from concentrating any or all of their transactions with one counterparty. In particular, our public equity funds utilize prime brokerage arrangements with a relatively limited number of counterparties, which has the effect of concentrating the transaction volume (and related counterparty default risk) of these funds with these counterparties.

Our activities and the business activities of certain of our personnel may give rise to conflicts of interest with our funds, and our failure to deal appropriately with conflicts of interest could damage our reputation and negatively impact our business.

As we have expanded and continue to expand the number and scope of our activities, we increasingly confront actual, potential or apparent conflicts of interest relating to our funds' investment activities. The following discussion describes certain of these actual, potential or apparent conflicts of interest and how we intend to manage them. If we are unable to successfully manage conflicts of interest relating to our funds' investment activities, fund investors may decrease their commitments to future funds, we could be subject to lawsuits or regulatory enforcement actions or we could face other adverse consequences and reputational harm, all of which could cause our and our funds' performance to suffer and thus adversely affect our results of operations, financial condition and cash flow. The following summary is not intended to be an exhaustive list of all conflicts or their potential consequences. Identifying potential conflicts of interest is complex and fact-intensive, and it is not possible to foresee every conflict of interest that will arise.

Allocation Procedures and Principles. Conflicts of interest may exist regarding decisions about the allocation of specific investment opportunities among us and our funds and the allocation of fees and costs among us, our funds and our funds' portfolio companies. Certain inherent conflicts of interest arise from the fact that:

- we provide investment management services to more than one fund;

- our funds often have overlapping investment strategies and objectives, including co-investing funds and funds that invest alongside other funds; and

- we could choose to allocate an investment to more than one fund or to allocate an entire investment opportunity to a single fund when the "duty to offer" provisions in our fund documents are not determinative of allocation.

When making allocation decisions, we are guided by our contractual obligations to our various funds, as well as our allocation procedures and principles. For each allocation decision, we first apply the "duty to offer" provisions of the relevant partnership agreements, the other constitutive documents of the relevant funds and other binding contractual obligations. Many, though not all, of our funds have "duty to offer" provisions, and these provisions are customized for each fund in light of its mandate. Historically, applying the "duty to offer" provisions has tended to result in the identification of a single fund to pursue an investment opportunity. That is, we often conclude that an investment opportunity falls within the "duty to offer" of a single fund and not any of our other funds, based on it being suitable for, and satisfying the other "duty to offer" criteria of, that fund alone. If this is the case with a particular investment, the single fund in question would be allocated the opportunity and our other funds would not participate. However, in some circumstances, which have grown in frequency as we have developed both new and existing investment platforms, the "duty to offer" provisions are not determinative. This could occur, for instance, if a particular opportunity falls within the "duty to offer" of multiple funds, each of which is interested in pursuing it or if none of the funds interested in pursuing a particular opportunity has a "duty to offer." In these cases, where an investment opportunity is not contractually required to be allocated to a particular fund or such opportunity may otherwise be contractually allocated to more than one of our funds, we allocate an investment opportunity in accordance with our allocation principles. These principles reflect factors that we determine in good faith to be fair and reasonable. An allocation decision may result in a single fund being allocated an entire investment opportunity, or in multiple funds sharing an investment opportunity on a basis approved by the Allocation Committee (as defined below).

We expect our allocation principles, and procedures more generally, to change over time, including during the commitment periods of our funds. We have established a committee, which we refer to as the "Allocation Committee," to apply our allocation principles and make allocation decisions in situations where the investment interests of multiple funds overlap. The application of our allocation principles is a fact-intensive exercise. While we base our allocation decisions on the information available to us at the time, this information may prove, in retrospect, to be incomplete or otherwise flawed.

In making an allocation decision, additional conflicts of interest will arise. Specifically, because our funds have different fee, expense and profit-sharing structures, we have an incentive to allocate an investment opportunity to the fund that would generate higher management fees or performance allocations. In addition, our professionals will generally participate indirectly in investments made by the funds in which they invest. We do not explicitly take such considerations into account in making allocation decisions and expect that our procedures and principles will help mitigate the risk that these incentives implicitly influence our allocation decisions.

Conflicts of interest may also arise in the determination of what constitutes fund-related expenses and the allocation of such expenses between the funds we manage and us. We employ the same procedures and principles described above when allocating fees and expenses incurred in connection with "broken deals," or potential investments that we actively consider but do not consummate. That is, we generally make fee and expense allocation decisions while a transaction is pending based on our best judgment of the fund or funds to which we will ultimately allocate the transaction. This judgment is necessarily subjective, especially when a transaction is terminated at an early stage. When we abandon an opportunity, absent a factual development to the contrary, we will allocate the fees and expenses for such transaction to such fund or funds. As with our other allocation decisions, our allocation procedures and principles are designed to help mitigate the risk that financial incentives implicitly influence the allocation of broken deal fees and expenses.

From time to time, we will have the option to offer fund investors, senior advisors or other third parties (including investors in other funds) the opportunity to invest alongside our funds, or "co-invest," in an investment a fund is making either directly or through a TPG-controlled vehicle established to invest in one or more co-investment opportunities. Our fund documents typically do not mandate specific allocations with respect to co-investments. Our funds' investment advisers may have an incentive to provide potential co-investment opportunities to certain investors in lieu of others and/or in lieu of an allocation to our funds (including, for example, as part of an investor's overall strategic relationship with us) if such allocations are expected to generate relatively greater fees or performance allocations than would arise if such co-investment opportunities were allocated otherwise.

Shared investments. We expect more than one of our funds to make investments in the same portfolio company from time to time. In many such cases, the funds will co-invest lockstep, with both funds making and exiting the shared investment at the same time and on substantially the same terms. In some situations, however, the funds will have different entry timing in the same portfolio company, acquire the same security on different terms and/or invest in different parts of the portfolio company's capital structure. In these cases, each fund's views of the investment and its interests may diverge. This could cause one fund to dispose of, increase its exposure to or continue to hold the investment at a time when the other fund has taken a different approach. As a result, the actions of one fund could affect the value of the other fund's investment. For instance, a sale by a fund of its investment could put downward pressure on the value of the remaining fund's interest.

Investing throughout the corporate capital structure. Our funds invest in a broad range of asset classes throughout the corporate capital structure, including preferred equity securities and common equity securities and, occasionally, loans and debt securities; and certain of our funds also engage in short selling. In certain cases, we may manage separate funds that invest in different parts of the same company's capital structure. Similarly, one fund may be "long" a company that another fund is "short." Decisions taken by one fund in these circumstances to further its interests may be adverse to the interests of another fund. In those cases, the interests of our funds may not be aligned, which could create actual or potential conflicts of interest or the appearance of such conflicts.

Competition and conflicts among TPG businesses. Given the breadth of our portfolio across platforms, our funds may invest in a competitor or customer of, or service provider or supplier to, a portfolio company of another fund, which could give rise to a variety of conflicts of interest. For example, a fund or its portfolio company may take actions for commercial reasons that have adverse consequences for another fund or its portfolio company, such as seeking to increase its market share at the portfolio company's expense (as a competitor), withdrawing business from the portfolio company in favor of a competitor that offers the same product or service at a more competitive price (as a customer), increasing prices in lockstep with other enterprises in the industry (as a supplier) or commencing litigation against the fund portfolio company (in any capacity). Our funds are under no obligation to take into account another fund's interests in advising their portfolio companies or otherwise managing their assets.

Information barriers. Our funds, investment platforms and people regularly obtain non-public information regarding target companies and other investment opportunities. Since we do not currently maintain permanent information barriers among our businesses, we generally impute non-public information received by one investment team to all other investment professionals, including all of the personnel who make investments for our funds. In the event that any of our funds or people obtain confidential or material non-public information, we and our funds may be restricted in acquiring or disposing of investments. Notwithstanding the maintenance of restricted securities lists and other internal controls, the internal controls relating to the management of material non-public information could fail and result in us, or one of our people, buying or selling a security while, at least constructively, in possession of material non-public information. Inadvertent trading on material non-public information could negatively impact our reputation, result in the imposition of regulatory or financial sanctions and, consequently, negatively impact our ability to provide investment management services to our funds and clients. These risks are heightened by the existence of our "inside-the-wall" public equity funds, and the public equity funds are subject to a broad restricted securities list, which may limit its investment opportunities. In limited circumstances, we erect temporary information barriers to restrict the transfer of non-public information, which limit our funds' abilities to benefit from TPG expertise and could be breached, resulting in the same restrictions on their investment activities. Additionally, in connection with providing services under a transition services agreement to our former affiliate, we and/or the former affiliate could be exposed to material non-public information held by the former affiliate or us, as applicable, which could further restrict our ability to acquire or dispose of investments.

Further, we could be required by certain regulations, or decide that it is advisable, to establish permanent information barriers, which would impair our ability to operate as an integrated platform, limit management's ability to manage our investments and reduce potential synergies across our businesses. The establishment of information barriers may also lead to operational disruptions and result in restructuring costs, including costs related to hiring additional personnel as existing investment professionals are allocated to either side of a barrier.

Broker-dealer and other affiliated service providers. TPG Capital BD, is an affiliate of ours that is a broker-dealer registered with the SEC and a member of FINRA. TPG Capital BD performs services that include those described below. See "—Our broker-dealer's capital markets activities expose us to risks that, if they materialize, could have a material adverse effect on our results of operations, financial condition and cash flow." We expect the types of capital markets services we provide to evolve in light of market developments and industry trends.

TPG Capital BD and related entities typically receive compensation for the services we provide in connection with these capital markets activities. Depending on the nature of the transaction, the fund, the portfolio company or other parties to the transaction will pay the fee to TPG Capital BD or a related entity. Any compensation we receive for providing capital markets services typically will not, in accordance with the fund governing documents, offset the management fee or require the consent of investors or any advisory committee.

While we believe that our internal capital markets capabilities help maximize value for our funds, our ability to utilize TPG Capital BD or a related entity in connection with the foregoing transactions gives rise to conflicts of interest. In general, we have an incentive to retain, or to exercise our control or influence over a portfolio company's management team so that it retains, TPG Capital BD (or a related entity) or otherwise transacts with TPG Capital BD instead of other unaffiliated broker-dealers or counterparties. For instance, TPG Capital BD (or a related entity) could take the place of another investment bank in the syndicate underwriting a securities offering or act as the sole or lead financial institution on a transaction instead of a third-party bank. When involved in a particular transaction, TPG Capital BD (or a related entity) has the incentive to seek higher fees or other favorable terms from a fund, the portfolio company or other counterparties, as well as to structure a transaction so that it benefits certain fund investors or other third parties that are of strategic importance. For example, TPG Capital BD could influence the placement of portfolio company securities or debt instruments so that investors who are sizeable investors in multiple of our funds or who pay TPG Capital BD a placement fee receive an allocation ahead of others. To the extent that our capital markets personnel face competing demands for their time and attention, we have an incentive to devote our limited capital markets resources to portfolio companies and transactions that would generate the highest fee for TPG Capital BD (or related entities). Our employees who provide capital markets services are under no obligation to prioritize the interests of a fund or its investors in determining how to allocate their time across various projects within our firm.

Potential performance allocation-related conflicts. Since the amount of performance allocations allocable to the general partners of our funds depends on the funds' performance, we have an incentive to recommend and, as the general partner, cause our funds to make more speculative investments than they would otherwise make in the absence of such performance-based allocation. We may also have an incentive to cause a fund, as its general partner, to dispose of investments at a time and in a sequence that would generate the most performance allocations, even if it would not be in the fund's interest to dispose of the investments in that manner. Further, under amendments to U.S. tax law pursuant to Public Law Number 115-97, formerly known as the Tax Cuts and Jobs Act (the "TCJA"), capital gain in respect of a general partner's distributions of performance allocations from certain of our funds will be treated as short-term capital gain unless the fund holds the relevant investment for more than three years, as opposed to the general rule that capital gain from the disposition of investments held for more than one year is treated as long-term capital gain. This may create an incentive to cause the fund to hold a fund's investments for longer periods in order for the gain from their dispositions to qualify for capital gain treatment under the new performance allocation rules, even if it would be in the fund's interest to hold the investments for shorter periods. Consequently, conflicts of interest may arise in connection with investment decisions, including regarding the identification, making, management, disposition and, in each case, timing of a fund's investments, and we may not realize the most tax efficient treatment of our performance allocations generated by all of our funds going forward.

In addition, since our investment professionals have an interest in the performance allocations made by our funds, our investment professionals may have an incentive to recommend investments and realizations that maximize the amount of performance allocations rather than management fees. Further, because Tarrant Remain Co I, L.P., Tarrant Remain Co II, L.P., and Tarrant Remain Co III, L.P. (collectively with Tarrant Remain Co GP, LLC, "RemainCo") are entitled to a portion of our funds' performance allocations, we, in certain circumstances, will have less of an interest in such performance allocations than our investment professionals who also hold equity interests in RemainCo. Similarly, because our senior leadership team holds equity interests in RemainCo, they may have an incentive to recommend that we allocate investments to certain funds or create new funds in which RemainCo holds a higher share percentage of performance allocations, which may be contrary to our interests. See also "—Risks Related to Our Organizational Structure—The historical and pro forma financial information and related notes in this report may not permit you to assess our future performance, including our costs of operations".

Use of subscription line facilities by our funds. Most of our funds obtain subscription line facilities to, among other things, facilitate investments. Our funds' subscription line facilities generally allow revolving borrowings up to a specified principal amount that is determined based in part on the relevant fund's capital commitments and the lenders' assessment of the creditworthiness of its investors, and subscription line facilities are typically secured by pledges of the general partner's right to call capital from, and receive amounts funded by, the funds' investors. Subscription line facilities may be entered into on a cross-collateralized basis with the assets of the funds' parallel funds, certain other funds and their respective alternative investment vehicles and allow borrowings by portfolio companies or other investment entities. The applicable entities party to the subscription line facility may be held jointly and severally liable for the full amount of the obligations arising out of such facility. If a fund obtains a subscription line facility, the fund's working capital needs will, in most instances, be satisfied through borrowings under the subscription line facility. As a result, capital calls are expected to be conducted in larger amounts on a less frequent basis in order to, among other things, repay borrowings and related interest expenses due under such subscription line facilities.

We have incentives to engage in fund-level borrowing notwithstanding the expense and risks that accompany it. For example, we may present certain performance metrics in a fund's periodic reports and marketing materials. These performance metrics measure investors' actual cash outlays to, and returns from, our funds and thus depend on the amount and timing of investor capital contributions to the fund and fund distributions to its investors. To the extent that a fund uses borrowed funds in advance or in lieu of calling capital, investors make correspondingly later or smaller capital contributions. Also, borrowing to make distributions of proceeds from an investment enables fund investors to receive distributions earlier. As a result, the use of borrowed funds generally results in the presentation of higher performance metrics than simply calling capital, even after accounting for the attendant interest expense.

Fund-level borrowing can also affect the preferred return fund investors receive and the performance allocations the general partner receives, as preferred return and performance allocations generally depend on the amount and timing of capital contributions and distributions of proceeds. In particular, the preferred return generally begins to accrue after capital contributions are due (regardless of when the fund borrows, makes the relevant investment or pays expenses) and ceases to accrue upon return of these capital contributions. Borrowing funds to shorten the period between calling and returning capital limits the amount of time the preferred return will accrue. Since we do not pay preferred returns on funds borrowed in advance or in lieu of calling capital, fund level borrowing will therefore reduce the amount of preferred return to which the fund investors would otherwise be entitled had we called capital.

Conflicts of interest with our partners, directors, senior advisors, professionals or business partners could damage our reputation and negatively impact our business.

Our arrangements with our partners, directors, senior advisors, professionals and business partners could give rise to additional conflicts of interest. The following discussion describes certain of these actual, potential or apparent conflicts of interest and how we intend to manage them. If we are unable to successfully manage conflicts of interest relating to arrangements with our partners, directors, senior advisors, professionals or business partners, fund investors may decrease their commitments to future funds, we could be subject to lawsuits or regulatory enforcement actions or we could face other adverse consequences and reputational harm, all of which could cause our and our funds' performance to suffer and thus adversely affect our results of operations, financial condition and cash flow. The following summary is not intended to be an exhaustive list of all conflicts or their potential consequences. Identifying potential conflicts of interest is complex and fact-intensive, and it is not possible to foresee every conflict of interest that will arise.

Potential conflicts of interest with our personnel, partners, directors or senior advisors. One or more committees of our board of directors, excluding any directors who may have an interest or involvement, will review and address, as appropriate, certain actual or perceived conflicts of interest involving, among others, our executive officers or directors. Other than as may be provided in the non-competition, non-solicitation and confidentiality obligations contained in employment or other agreements with our personnel, which may not be enforceable or may involve costly litigation, our partners, directors and senior advisors are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us or our funds' portfolio companies. However, our code of conduct and ethics contains a conflicts of interest policy that provides that directors and officers must strive to identify and avoid conflicts of interest with the Company. Additionally, our related person transactions policy requires the review and approval by one or more committees of our board of directors, excluding any directors who may have an interest or involvement, of certain transactions involving us and our directors, executive officers, 5% or greater stockholders and other related persons as defined under the policy. Nevertheless, potential or perceived conflicts could lead to investor dissatisfaction, harm our reputation or result in litigation or regulatory enforcement actions.

In addition, senior advisors are not employees and thus are generally not subject to restrictions and conditions that relate specifically to our employees and affiliates. Senior advisors often make personal investments in portfolio companies alongside our funds, and our funds are not prohibited from investing in portfolio companies in which senior advisors hold existing material investments. Similarly, our funds may co-invest in portfolio companies alongside funds that senior advisors manage or invest in portfolio companies in which such funds have an existing material investment. One of our senior advisors serves as co-managing partner of one of our funds and chief investment officer of another fund, and we believe that the expertise of all of our senior advisors benefits our funds. However, conflicts of interest or the appearance of such conflicts may arise in connection with investment decisions for funds in which our partners and senior advisors, are personally invested. For example, we typically determine a senior advisor's compensation even when our funds or their portfolio companies ultimately pay or reimburse us for such compensation. Our close business or personal relationships with certain senior advisors decreases our incentive to negotiate for lower compensation. Moreover, the appropriate level of compensation for a senior advisor can be difficult to determine, especially if the expertise and services he or she provides are unique and/or tailored to the specific engagement. Similarly, these unique and/or tailored specific engagements with our senior advisors can be difficult to manage. See "—Risks Related to Our Industry—Extensive regulation of our businesses affects our activities and creates the potential for significant liabilities and penalties. Increased regulatory focus on the alternative asset industry or legislative or regulatory changes could result in additional burdens and expenses on our business."

Activities and compensation of our operation and business building professionals. We engage operations and business building professionals to assist our investment team in creating value in our portfolio. We determine in our discretion and subject to applicable law whether to engage a professional as an employee or as a consultant. Professionals engaged as consultants may become employees, and likewise employees may become consultants. Our determination of whether to engage a professional as an employee or a consultant can give rise to conflicts of interest because, in general, except with respect to certain in-house, foreign office and specialized operational services, we bear the compensation costs for our employees whereas compensation costs for consultants could be paid by us, a fund or a portfolio company, as described above. Where an operations professional performs specialized operational services for a fund or portfolio companies, we are often reimbursed for the costs of those services, regardless of whether the professional providing the service is our employee or a consultant.

Strategic business partners. We have also formed and expect to continue to form relationships with third-party strategic partners so that our funds can take advantage of their expertise, often in particular industries, sectors and/or geographies. These strategic partners often have close business relationships with us and provide services that are similar to, and that may overlap with, services we provide to our funds, including sourcing, conducting due diligence on or developing potential investments, as well as structuring, managing, monitoring and disposing of investments. We determine the compensation of our strategic partners on a case-by-case basis, which creates a conflict of interest in that we have an incentive to structure compensation under strategic business partnerships so that the fund (and hence its investors) bears the costs (directly or indirectly) instead of us. In addition, as with senior advisors, our close business relationship with a strategic partner decreases our incentive to negotiate for their lower compensation.

Interest of our professionals in our funds. Our professionals generally participate indirectly in investments made by our funds. While we believe this helps align the interests of our professionals with those of the funds' other investors and provides a strong incentive to enhance fund performance, these arrangements could also give rise to conflicts of interest. For example, our professionals have an incentive to influence the allocation of an attractive investment opportunity to the fund in which they stand to personally earn the greatest return, although the involvement of a substantial number of professionals in our investment review process mitigates this. Some of our professionals also have personal investments in entities that are not affiliated with us, such as funds managed by other sponsors that may be competing for the same investment opportunities or acquire an investment from, or dispose of an investment to, one of our funds, which likewise gives rise to conflicts of interest.

Certain of our senior advisors and directors have family offices in addition to providing services to TPG. If we fail to maintain appropriate compliance procedures or deal appropriately with potential conflicts between the personal financial interests of such senior advisors and directors and our interests, it could subject us to regulatory and investor scrutiny or have a material adverse effect on our results of operations, financial condition and cash flow.

Certain of our senior advisors and directors have separate family offices. The investment activities of such family offices, and the involvement of our senior advisors and directors in these activities, may give rise to potential conflicts of interest between the personal financial interests of such senior advisors and directors and the interests of us or any stockholder. For example, our senior advisors and directors may face competing demands for their time and attention and may have an incentive to devote their resources to the investments of their family offices. Family offices may also compete with us for investment opportunities. Further, one of our senior advisors serves as Co-Managing Partner of one of our funds and Chief Investment Officer of another fund and has a limited ability to selectively co-invest alongside certain of our funds, including in some cases, by investing amounts otherwise allocable to TPG. In certain instances, he may invest in different parts of a portfolio company's capital structure, and decide when to exit such investments, which may be at a different time than when we or our funds exit. These co-investments, while currently limited to a maximum of 0.2% to 3% of the amount of the TPG fund's investment, depending on the fund, may reduce or slow the deployment of a fund's capital, as well as reduce the amount of capital we may co-invest alongside our funds. In addition, we reimburse our senior advisors for certain expenses incurred by them (and, in the case of one of our senior advisors, his office) in connection with their service to TPG, and the determination of what constitutes fund-related expenses and the allocation of such expenses between the funds we manage and us involves judgment. While members of our board of directors and certain of our senior advisors are subject to our policies and procedures, including with respect to sharing confidential information, independent family offices and independent wealth managers are not. Our failure to adequately mitigate these conflicts and risks and make proper judgments could give rise to regulatory and investor scrutiny.

Because members of our senior leadership team own a significant indirect economic interest in us, and hold their economic interest through other entities, conflicts of interest may arise between them and holders of shares of our Class A common stock or us.

As of February 21, 2023, members of our senior leadership team indirectly own 50.2% of the outstanding Common Units and, together with our other partners and professionals, the Promote Units. They hold substantially all of their economic interest in the TPG Operating Group primarily through TPG Partner Vehicles (rather than through ownership of shares of our Class A common stock), and for each Common Unit owned, they own one share of our Class B common stock. Further, GP LLC has, prior to the Sunset (as defined herein), the right to vote our Class B common stock held by TPG Group Holdings. Therefore, GP LLC, which is owned by entities owned by Messrs. Bonderman, Coulter and Winkelried, holds the significant majority of the combined voting power of our common stock. As a result of their indirect economic interest in us, the members of our senior leadership team may have interests that do not align with, or that conflict with, those of the holders of Class A common stock or with us, and conflicts of interest may arise among such members of our senior leadership team, on the one hand, and us and/or the holders of our Class A common stock, on the other hand. For example, members of our senior leadership team have different tax positions from Class A common stockholders, which could influence their decisions regarding whether and when to dispose of assets, whether and when to incur new or refinance existing indebtedness, and whether and when we should terminate the Tax Receivable Agreement and accelerate the obligations thereunder. In addition, the structuring of future transactions and investments may take into consideration the members' tax considerations even where no similar benefit would accrue to us. Pursuant to the Bipartisan Budget Act of 2015, for tax years beginning after December 31, 2017, if the Internal Revenue Service ("IRS") makes audit adjustments to the TPG Operating Group's federal income tax returns, it may assess and collect any taxes (including any applicable penalties and interest) resulting from such audit adjustment directly from the applicable TPG Operating Group partnership. If, as a result of any such audit adjustment, any TPG Operating Group partnership is required to make payments of taxes, penalties and interest, such partnership's cash available for distributions to us may be substantially reduced. These rules are not applicable to the TPG Operating Group partnerships for tax years beginning on or prior to December 31, 2017. We have agreed with GP LLC that the TPG Operating Group partnerships will not make any elections that would result in the IRS pursuing the partners of such partnerships for such taxes owed for periods ending on or prior to December 31, 2021 without consent of (i) a majority of the holders of Common Units and (ii) TPG Group Holdings.

Our compensation and incentive model may give rise to conflicts of interest between holders of our Class A common stock and our management and certain other affiliates.

In connection with the implementation of our compensation and incentive model and to further align partner interests with the investment performance of our funds, we intend to increase the share of performance allocations available to our partners and professionals. In order to ensure adequate distributions of performance allocations are available under the new program during a three-year transition period following the IPO, we can increase the distributions of performance allocations that would otherwise be made under the program by up to $40 million per year by commensurately reducing the performance allocation that would otherwise be distributable to RemainCo, if the amount otherwise available under the new discretionary performance allocation program is less than $120 million and $130 million in calendar years 2023 and 2024, respectively. Such "Performance Allocation Increases," if any, will be determined by our Chief Executive Officer ("CEO") not to exceed such shortfall plus $10 million, subject to an annual cap of $40 million. To the extent the foregoing amounts are insufficient to satisfy the Performance Allocation Increase for such years, RemainCo will loan the shortfall to one or more TPG Partner Vehicles (with an obligation by such entities to repay the loan out of future performance allocations). Because our CEO, senior leadership team and Pre-IPO Investors hold certain economic interests in RemainCo, our CEO's decision regarding a Performance Allocation Increase could be influenced by interests that do not align with, or that conflict with, those of our public stockholders. To the extent the Performance Allocation Increases are not made and other performance allocations are insufficient to ensure an adequate amount of cash is received by our partners and professionals, we may not be able to adequately retain or motivate our investment professionals.

Our real estate funds' portfolio investments are subject to the risks inherent in the ownership and operation of real estate and real estate-related businesses and assets.

Our real estate funds' portfolio investments are subject to the risks inherent in the ownership and operation of real estate and real estate-related businesses and assets, including the deterioration of real estate fundamentals. These risks include those highlighted elsewhere as well as:

- those associated with the burdens of ownership of real property;

- changes in supply of and demand for competing properties in an area (e.g., as a result of overbuilding);

- the financial resources of tenants;

- changes in building, environmental, zoning and other laws;

- casualty or condemnation losses;

- various uninsured or uninsurable risks;

- changes in the way real estate is occupied as a result of pandemics or other unforeseen events;

- the reduced availability of mortgage funds, or other forms of financing, including construction financing which may render the sale or refinancing of properties difficult or impracticable;

- increase in insurance premiums and changes to the insurance market;

- environmental liabilities;

- acts of god, natural disasters, pandemics, terrorist attacks, war and other factors that are beyond our control; and

- dependence on local operating partners and/or management teams that manage our real estate investments.

Our real estate funds' portfolio investments will be subject to various risks that cause fluctuations in occupancy, rental rates, operating income and expenses or that render the sale or financing of the funds' portfolio investment properties difficult or unattractive. For example, following the termination or expiration of a tenant's lease, there could be a period of time before a funds' portfolio investment will begin receiving rental payments under a replacement lease. During that period, the portfolio investments (and indirectly, the funds) will continue to bear fixed expenses such as interest, real estate taxes, maintenance and other operating expenses. In addition, declining economic conditions could impair the portfolio investments' ability to attract replacement tenants and achieve rental rates equal to or greater than the rents paid under previous leases. Increased competition for tenants would require the portfolio investments to make capital improvements to properties that we would not otherwise have planned. Any unbudgeted capital improvements that a fund undertakes may divert cash that would otherwise be available for distribution to investors. To the extent that the portfolio investments are unable to renew leases or re-let spaces as leases expire, decreased cash flow from tenants will result, which would adversely impact the relevant fund's returns.

In addition, if our real estate funds' portfolio investments acquire direct or indirect interests in undeveloped land or underdeveloped real property, which may often be non-income producing, they will be subject to the risks normally associated with such assets and development activities, including risks relating to the availability and timely receipt of zoning and other regulatory or environmental approvals, the cost and timely completion of construction (including risks beyond our or our funds' control, such as weather or labor conditions or material shortages) and the availability of both construction and permanent financing on favorable terms. Our real estate funds may also make investments in residential real estate projects and/or otherwise participate in financing opportunities relating to residential real estate assets or portfolios thereof from time to time, which may be more highly susceptible to adverse changes in prevailing economic and/ or market conditions and present additional risks relative to the ownership and operation of commercial real estate assets. The strategy of our real estate funds may be based, in part, on the availability for purchase of assets at favorable prices followed by the continuation or improvement of market conditions or on the availability of refinancing, and there can be no assurance that the real estate businesses or assets can be acquired or disposed of at favorable prices or that refinancing will be available. Further, the success of certain investments will depend on the ability to modify and effect improvements in the operations of the applicable properties, and there can be no assurance that we or our funds will be successful in identifying or implementing such modifications and improvements.

Additionally, lenders in commercial real estate financing customarily require a "bad boy" guarantee, which typically provides that the lender can recover losses from the guarantors for certain bad acts, such as fraud or intentional misrepresentation, intentional waste, willful misconduct, criminal acts, misappropriation of funds, voluntary incurrence of prohibited debt and environmental losses sustained by lender. For our acquisitions, "bad boy" guarantees would generally be extended by our funds. "Bad boy" guarantees also typically provide that the loan will be a full personal recourse obligation of the guarantor for certain actions, such as prohibited transfers of the collateral or changes of control and voluntary bankruptcy of the borrower. We expect that commercial real estate financing arrangements generally will require "bad boy" guarantees and, in the event that such a guarantee is called, a fund's or our assets could be negatively impacted. Moreover, "bad boy" guarantees could apply to actions of the joint venture partners associated with the investments, and, in certain cases, the acts of such joint venture partner could result in liability to our funds or us under such guarantees.

The acquisition, ownership and disposition of real properties carry certain specific litigation risks. Litigation may be commenced with respect to a property acquired in relation to activities that took place prior to the acquisition of such property. In addition, at the time of disposition, other potential buyers may bring claims related to the asset or for due diligence expenses or other damages. After the sale of a real estate asset, buyers may later sue our funds or us for losses associated with latent defects or other problems not uncovered in due diligence.

We or our funds may also be subject to certain risks associated with investments in particular real estate-related assets. REITs may be affected by changes in the value of their underlying properties and defaults by borrowers or tenants, and changes in tax laws or by a failure to qualify for tax-free pass through income could impair a REIT's ability to generate cash flows to make distributions. Qualification as a REIT also depends on a REITs ability to meet various requirements imposed by the Code, which relate to organizational structure, diversity of stock ownership, and certain restrictions with regard to the nature of their assets and the sources of their income. If a REIT fails to qualify as a REIT in any taxable year, it will be subject to U.S. federal income tax at regular corporate rates, and applicable state and local taxes, which would reduce the amount of cash available for distribution to its stockholders.

Investments in real estate debt investments may be unsecured and/or subordinated to a substantial amount of indebtedness and may not be protected by financial covenants. Non-performing real estate loans may require a substantial amount of workout negotiations and/or modification, which may entail, among other things, a substantial reduction in the interest rate and a substantial write-down of the principal of such loan. Investments in commercial mortgage loans are subject to risks of delinquency, foreclosure and loss of principal. In the event of any default under a mortgage loan held directly by us or one of our funds, we or our fund will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the loan. Investments in distressed assets or businesses may have little or no near-term cash flow, involve a high degree of risk and, if subject to bankruptcy or insolvency, could be subordinated or disallowed.

Our public equity platforms subject us to numerous additional risks.

Our public equity platform, TPEP, invests in the public equity markets and is subject to numerous additional risks, including the following:

- Certain public equity funds may engage in short selling, which is subject to theoretically unlimited loss, in that the price of the underlying security could theoretically increase without limit, thus increasing the cost of buying those securities to cover the short position. There can be no assurance that the security necessary to cover a short position will be available for purchase. Purchasing securities to close out the short position can itself cause the prices of the securities to rise further, thereby exacerbating the loss. Furthermore, if a request for return of borrowed securities occurs at a time when other short sellers of the security are receiving similar requests, a "short squeeze" can occur, in which case the public equity fund would be compelled to replace borrowed securities previously sold short with purchases on the open market at the most disadvantageous time, possibly at prices significantly in excess of the proceeds received in originally selling the securities short.

- The efficacy of investment and trading strategies depends largely on the ability to establish and maintain an overall market position in a combination of financial instruments. A public equity fund's trading orders may not be executed in a timely and efficient manner due to various circumstances, including market illiquidity, systems failures or human error. In such event, the funds might only be able to build some but not all of the position, or if the overall position were to need adjustment, the funds might not be able to make such adjustment. As a result, the funds would not be able to achieve the desired market position and might incur a loss in liquidating their position.

- As "inside-the-wall" funds, our public equity funds are subject to a broad restricted securities list, which may limit their investment opportunities as well as their ability to exit an investment, including covering a short position. An inability to cover a short position theoretically subjects a fund to unlimited loss.

To the extent the financial condition of TPEP is adversely affected by these risks, our revenues and AUM may also decline.

Our broker-dealer's capital markets activities expose us to risks that, if they materialize, could have a material adverse effect on our results of operations, financial condition and cash flow.

TPG Capital BD (and related entities) provides various capital markets services, including:

- structuring, executing and at times underwriting initial public offerings, follow-on primary offerings and secondary offerings (including "block trades") and private placements of equity securities;

- structuring, executing and at times underwriting high yield and other bond offerings;

- structuring, arranging and placing interests in loans, credit facilities, asset-based facilities, securitizations and similar debt instruments;

- structuring and arranging amendments to existing securities, credit facilities and other instruments;

- structuring and implementing interest rate, foreign exchange and other hedging or derivative strategies;

- structuring and executing other similar transactions to finance fund acquisitions of a portfolio company or to enable a fund to monetize its interest in a portfolio company;

- providing capital markets advice with respect to any of the foregoing transactions; and

- providing any other capital markets services that a third party may render to or with respect to an existing, prospective or former portfolio company.

As a result of these capital markets services, we could incur losses that could have a material adverse effect on our results of operations, financial condition and cash flow, as well as our reputation. TPG Capital BD's capital market activities subject us to potential liability for, among other things, material misstatements or omissions in prospectuses and other offering documents in the United States and elsewhere, and for failure to provide certain disclosure documents or marketing securities to certain types of investors in the EU and the U.K. Further, the relationship between us, TPG Capital BD (or a related entity providing capital markets services), on the one hand, and our funds and/or our funds' portfolio companies, on the other hand, gives rise to conflicts of interest which could negatively impact our business. See "—Our activities and the business activities of certain of our personnel may give rise to conflicts of interest with our funds, and our failure to deal appropriately with conflicts of interest could damage our reputation and negatively impact our business."

Our sponsorship of and investments in SPACs may expose us and our funds to increased risks and liabilities.

We sponsor, or facilitate the acquisition of companies by, SPACs. A SPAC is a special purpose vehicle formed for the purpose of raising capital to eventually acquire or merge with an existing business, which results in the existing business becoming the operating business of a public company in an alternative to the traditional initial public offering process. There are a number of risks associated with our sponsorship of SPACs, including:

- our investments in a SPAC as its sponsor may be entirely lost if the SPAC does not execute a business combination during the finite permitted time period;

- the use of SPACs as an investment tool became more widespread, and there remains substantial uncertainty regarding, among other things, potential litigation risks associated with transactions executed by SPACs and whether regulatory, tax or other authorities will implement additional or adverse policies relating to, or initiate additional enforcement actions targeting, SPACs and SPAC investing; and

- we also expect regulatory scrutiny of and enforcement activities directed toward SPACs and other blank check companies to continue to increase. For example, on March 30, 2022, the SEC issued proposed rules relating to, among other items, enhancing disclosures in business combination transactions involving SPACs and private operating companies, amending the financial statement requirements applicable to transactions involving blank check companies, effectively limiting the use of projections in SEC filings in connection with proposed business combination transactions and the extent to which SPACs could become subject to regulation under the Investment Company Act. Any losses relating to these developments could have a material adverse effect on our results of operations, financial condition and cash flow, as well as our reputation.

Funds associated with our secondaries investment products are subject to additional risks.

Funds associated with our secondaries investment products, NewQuest and TPG GP Solutions, are subject to additional risks. Such funds have limited control of the day-to-day operation of the funds in which they invest, including investment and disposition decisions, or to protect their indirect position in portfolio investments, nor do they generally have the right to remove the managers thereof. The success of these funds is substantially dependent upon the capabilities and performance of the general partners who control those portfolio investments and the company management of the underlying portfolio companies, which will include representatives of other financial investors with whom such funds are not affiliated and whose interests may conflict with the interests of the funds. Although investors (such as our funds) in general partner-led and other structured secondary transactions typically retain enhanced governance and other rights (and may participate in the initial structuring and customizing of portfolios of a portfolio investment), once such a transaction is complete, the general partners will generally have broad discretion in structuring, negotiating, purchasing, financing, monitoring and eventually divesting the underlying assets and portfolio companies. Further, should a general partner for any reason cease to participate in the management of the underlying assets and/or portfolio companies, the performance of the relevant portfolio investment (and, consequently, our funds) could be adversely affected.

Our secondaries funds are also authorized to invest in preferred, synthetic and/or other investments in management companies, general partners and similar entities that manage or advise other investment funds (such entities, "Managing Entities"). Among the factors that we will typically consider in selecting such Managing Entities for investment is a record of strong financial performance. However, the past performance of any such Managing Entity is not necessarily indicative of its future performance. There can be no assurance that such Managing Entity will achieve similar revenues or profits in the future. While we periodically meet with the management of Managing Entities in which our funds invest, and our funds may negotiate contractual terms requiring such Managing Entities to periodically provide the funds with certain information, our funds generally do not have the opportunity to evaluate the specific strategies employed by the Managing Entities and their funds, and our funds do not have an active role in the day-to-day management of the Managing Entities.

Misconduct, fraud or other deceptive practices of our employees, advisors or third-party service providers or our funds' portfolio companies could subject us to significant legal liability, regulatory scrutiny and reputational harm and have a material adverse effect on our results of operations, financial condition and cash flow.

Our reputation is critical to maintaining and developing relationships with existing and prospective investors, potential purchasers or sellers of fund investments, potential fund investors and other third parties with whom we do business, and there is a risk that our employees, advisers or third-party service providers could engage in misconduct or fraud that creates legal exposure for us or reputational harm and thus negatively impacts our business. Employee misconduct or fraud could include, among other things, binding our funds to transactions that exceed authorized limits or present unacceptable risks, concealing unsuccessful investments (which could result in unknown and unmanaged risks or losses) or otherwise charging, or seeking to charge, inappropriate expenses or misappropriating or misdirecting funds belonging to the Company or our funds. If an employee were to engage in illegal or suspicious activities, we could be subject to penalties or sanctions and suffer serious harm to our reputation, financial position, investor relationships and ability to attract future investors. For example, we could lose our ability to raise new funds if any of our "covered persons" is the subject of a criminal, regulatory or court order or other "disqualifying event." In addition, if any of our employees, consultants or service providers, or those of our funds' portfolio companies, become subject to allegations of sexual harassment, racial or gender discrimination or other similar misconduct, such allegations could, regardless of the ultimate outcome, result in negative publicity that could significantly harm our, and such portfolio company's, brand and reputation. Similarly, allegations of employee misconduct could affect our reputation and ability to raise funds even if the allegations pertain to activities not related to our business and/or are ultimately unsubstantiated.

Further, our business often requires that we deal with confidential matters of great significance to us, our funds and companies in which our funds may invest, as well as trade secrets. If any of our employees, consultants or service providers were to improperly use or disclose confidential information, we could suffer serious harm to our reputation, financial position and current and future business relationships as well as face potentially significant litigation or investigation.

It is not always possible to deter misconduct or fraud by employees, consultants or service providers, and the precautions we take to detect and prevent this activity may not be effective in all cases. Misconduct or fraud by any of our employees, consultants or service providers, or even unsubstantiated allegations of misconduct or fraud, could have a material adverse effect on our results of operations, financial condition and cash flow, as well as our reputation.

Fraud, payment or solicitation of bribes and other deceptive practices or other misconduct at our funds' portfolio companies could similarly have a material adverse effect on our results of operations, financial condition and cash flow, as well as our reputation. For example, failures by personnel of our funds' portfolio companies, or individuals acting on behalf of such portfolio companies, to comply with anti-bribery, sanctions or other legal and regulatory requirements could negatively impact the valuation of a fund's investments or harm our reputation. In addition, there are a number of grounds upon which such misconduct at a portfolio company could subject us to criminal and/or civil liability, including on the basis of actual knowledge, willful blindness or control person liability.

Pending and future litigation could result in significant liabilities and reputational harm, which could have a material adverse effect on our results of operations, financial condition and cash flow.

From time to time, we are involved in litigation and claims incidental to the conduct of our business. Our business is also subject to extensive regulation, which may result in regulatory proceedings against us. In recent years, the volume of claims and the amount of potential damages claimed in such proceedings against the financial services industry have generally been increasing. The activities of our business, including the investment decisions we make and the activities of our employees in connection with our funds, portfolio companies or other investment vehicles like SPACs may subject us and them to the risk of litigation by third parties, including fund investors dissatisfied with the performance or management of our funds, holders of our or our funds' portfolio companies' debt or equity, investors in our SPACs and a variety of other potential litigants. For example, we, our funds and certain of our employees are each exposed to the risks of litigation relating to investment activities of our funds, our SPACs and actions taken by the officers and directors (some of whom may be TPG employees) of portfolio companies, such as lawsuits by other stockholders of our public portfolio companies or holders of debt instruments of companies in which we or our funds have significant investments, including securities class action lawsuits by stockholders, as well as class action lawsuits that challenge our acquisition transactions and/or attempt to enjoin them. As an additional example, we are sometimes listed as a co-defendant in actions against portfolio companies on the theory that we control such portfolio companies or based upon allegations that we improperly exercised control or influence over portfolio investments. We may suffer losses as a result of a variety of claims, including related to securities, antitrust, contracts, environmental, pension, fraud and various other potential claims, whether or not such claims are valid. We are also exposed to risks of litigation, investigation or negative publicity in the event of any transactions that are alleged not to have been properly considered and approved under applicable law or where transactions presented conflicts of interest that are alleged not to have been properly addressed. See "—Our activities and the business activities of certain of our personnel may give rise to conflicts of interest with our funds, and our failure to deal appropriately with conflicts of interest could damage our reputation and negatively impact our business." The activities of our broker-dealer may also subject us to the risk of liabilities to our clients and third parties, under securities or other laws in connection with transactions in which we participate. See Note 18, "Commitments and Contingencies," to the Consolidated Financial Statements for a discussion of a particular matter which we believe to be without merit but in which large nominal damages have been claimed against us as a party.

Further, the laws and regulations governing the limited liability of issuers and portfolio companies vary from jurisdiction to jurisdiction, and in certain contexts the laws of certain jurisdictions may provide not only for carve-outs from limited liability protection for the issuer or portfolio company that has incurred the liabilities, but also for recourse to assets of other entities under common control with, or that are part of the same economic group as, such issuer. For example, if one of our funds' portfolio companies is subject to bankruptcy or insolvency proceedings in certain jurisdictions and is found to have liabilities under the local consumer protection, labor, environmental, tax or bankruptcy laws, the laws of that jurisdiction may permit authorities or creditors to file a lien on, or to otherwise have recourse to, assets held by other portfolio companies or the sponsor itself in that jurisdiction. The foregoing risks could have a material adverse effect on our results of operations, financial condition and liquidity.

In addition, with a workforce composed of many highly paid professionals, we also face the risk of litigation relating to claims for compensation or other damages, which may be significant in amount. Such claims are more likely to occur in situations where individual employees may experience significant volatility in their year-to-year compensation due to fund performance or other issues and in situations where previously highly compensated employees were terminated for performance or efficiency reasons. The cost of settling such claims could negatively impact our results of operations, financial condition and liquidity.

Investors in our funds do not have legal remedies against us solely based on their dissatisfaction with the investment performance of such funds. However, investors may have remedies against us, the general partners of our funds, our funds, our employees, or our affiliates to the extent any losses result from fraud, negligence, willful misconduct or other similar malfeasance. While the general partners of our funds, our funds, our employees and our affiliates are typically insured and are generally indemnified to the fullest extent permitted by law with respect to their conduct in connection with the management of the business and affairs of our funds, such indemnity does not extend to actions determined to have involved fraud, gross negligence, willful misconduct, or other similar misconduct.

Defending against litigation could be costly. Such litigation costs may not be recoverable from insurance or other indemnification. Additionally, we may not be able to obtain or maintain sufficient insurance on commercially reasonable terms or with adequate coverage levels against potential liabilities we may face in connection with potential claims. Insurance and other safeguards might only partially reimburse us for our losses, if at all, and if a claim is successful and exceeds or is not covered by our insurance policies, we may be required to pay a substantial amount in respect of such claim. If we are required to incur all or a portion of the costs arising out of litigation or regulatory inquiry or action as a result of inadequate insurance proceeds or failure to obtain indemnification from our funds, our results of operations, financial condition and liquidity could be materially adversely affected. Certain losses of a catastrophic nature, such as wars, earthquakes, typhoons, terrorist attacks, pandemics, health crises or other similar events, may be uninsurable or may only be insurable at rates that are so high that maintaining coverage would cause an adverse impact on our business, our funds and their portfolio companies. In general, losses related to terrorism are becoming harder and more expensive to insure against. Some insurers are excluding terrorism coverage from their all-risk policies or offering significantly limited coverage against terrorist acts for additional premiums, which can greatly increase the total cost of casualty insurance for a property. Further, because of limited precedent for claims being made related to pandemics, it is not yet possible to determine if pandemic-related losses and expenses will be covered by our insurance policies. As a result, we, our funds and their portfolio companies may not be insured against terrorism, pandemics or certain other catastrophic losses.

If any litigation or regulatory actions were brought against us and resulted in a finding of substantial legal liability, that result could materially adversely affect our business, results of operations or financial condition or cause significant reputational harm to us, which could materially impact our business. Furthermore, the current rise of populist political movements has generated and may continue to generate a growing negative public sentiment toward globalization, free trade, capitalism and financial institutions, which could lead to heightened scrutiny and criticisms of our business and our investments. In addition, recent public discourse ahead of the U.S. midterm elections and social inequality issues raised and debated during those campaigns have demonstrated the elevated level of focus put on us, our industry and companies in which our funds are invested. See "—Risks Related to Our Industry—Extensive regulation of our businesses affects our activities and creates the potential for significant liabilities and penalties. Increased regulatory focus on the alternative asset industry or legislative or regulatory changes could result in additional burdens and expenses on our business." The risk of reputational harm is elevated by the prevalence of Internet and social media usage and the increased public focus on behaviors and externalities of business activities, including those affecting stakeholder interests and ESG considerations. We depend to a large extent on our business relationships and our reputation. As a result, allegations of improper conduct by private litigants (including investors in or alongside our funds), regulators or employees, whether the ultimate outcome is favorable or unfavorable to us, as well as negative publicity and press speculation about us, our investment activities, our lines of business, our workplace environment or the private equity industry in general, whether or not valid, may harm our reputation, which may be more damaging to our business than to other types of businesses.

Contingent liabilities could harm the performance of our funds.

Our funds may acquire an investment that is subject to contingent liabilities. Such contingent liabilities could be unknown to us at the time of acquisition or, if they are known to us, we may not accurately assess or protect against the risks that they present. Acquired contingent liabilities could thus result in unforeseen losses for our funds. Additionally, in connection with the disposition of an investment in a portfolio company, a fund may be required to make representations about the business and financial affairs of such portfolio company typical of those made in connection with the sale of a business. A fund may also be required to indemnify the purchasers of such investment to the extent that any such representations are inaccurate. These arrangements may result in the incurrence of contingent liabilities by a fund, even after the disposition of an investment. Although our funds typically obtain representations and warranties insurance, the inaccuracy of representations and warranties made by a fund could harm such fund's performance.

The clawback provisions in our governing agreements may give rise to contingent obligations that may require us to return amounts to our funds and fund investors.

In certain circumstances, we are required to return previously distributed performance allocations. The partnership documents governing our funds generally include a clawback provision that, if triggered, requires us to return distributions of performance allocations to the fund for distribution to fund investors.

Pursuant to a clawback provision, upon the liquidation of a fund, the general partner must return previously distributed performance allocations to the extent that the aggregate lifetime performance of the fund resulted in these previous distributions having exceeded the amount that the general partner was ultimately entitled to under the terms of the fund's partnership documents.

Historically, we distribute performance allocations received by us to their ultimate recipients (our professionals and investors) within the year that we receive them. Therefore, if a subsequent clawback occurs, we will no longer be holding the performance allocations initially paid to us. In addition, in our more recent funds and we expect in future funds, we or one of our subsidiaries have and will guarantee 100% of any clawback obligations.

Many of our funds include a segregated reserve account funded by a percentage of performance allocations otherwise distributable to us (typically 10% or less). Although certain performance allocations are subject to return to us by their ultimate recipients upon the occurrence of a clawback event, others are not and we may be unable to obtain return of others. For example, we do not anticipate being entitled to recover performance allocations distributed through our performance allocation pool program from their ultimate recipients.

There can be no assurances that the amounts in related segregated reserve accounts will be sufficient to satisfy our clawback obligations, or that we will be willing, able or entitled to recover amounts sufficient from the ultimate recipients of the performance allocations to satisfy our clawback obligations in full. We will bear the loss from our clawback obligations (reduced only by the amounts in the relevant segregated reserve account and amounts recovered from the ultimate recipients of the relevant performance allocations, if any).

In addition, certain of our funds include interim clawback provisions that may give rise to clawback payment obligations prior to the liquidation of the fund. An interim clawback provision typically requires the general partner of a fund to determine, as of a particular date, such as the end of the sixth full fiscal year following the fund's closing date, the amount, if any, of its interim clawback obligations with respect to each limited partner. To the extent an interim clawback obligation exists with respect to any limited partner, the general partner would have a period of time to return previously distributed performance allocation. During this period, amounts that would otherwise be distributed as performance allocations to the general partner in respect of such limited partner will instead be distributed to such limited partner to the extent necessary to satisfy such interim clawback obligation, and any increases in the value of the fund's portfolio will reduce the amount of such interim clawback obligation. To the extent we do not timely satisfy an interim clawback obligation, management fees paid to the fund manager will typically be suspended.

As of December 31, 2022, $58.3 million of performance allocations were subject to this clawback obligation, assuming that all applicable funds and investments were liquidated at their current unrealized fair values as of December 31, 2022. Had the investments in these funds been liquidated at zero value, the clawback obligation would have been approximately $1,869.4 million. Since inception, we have returned $15.2 million in distributions of performance allocations pursuant to our clawback obligations, which were funded primarily through collection of partner receivables related to clawback obligations.

Risks Related to Our Organizational Structure

The historical and pro forma financial information and related notes in this report may not permit you to assess our future performance, including our costs of operations.

The historical financial information in this report for the years ended December 31, 2021 and 2020 does not reflect the changes that we have implemented to our compensation and partner incentive models, the added costs we have incurred and expect to continue to incur as a public company or the resulting changes that have occurred in our capital structure and operations. Historically, 50% of the fee-related earnings, or "FRE," we generated was paid to our service partners as an annual discretionary cash bonus. In connection with the implementation of our compensation and incentive model, we reduced the amount we pay as bonuses from management fees. We increased the share of performance allocations available to our partners and professionals. However, we could elect in the future to compensate our employees out of our management fees and otherwise modify our approach in ways that are inconsistent with the adjustments in the pro forma financial information.

We no longer receive any performance allocations relating to the Excluded Funds (as defined herein). In addition, RemainCo is entitled to a portion of our performance allocations from Included Funds (as defined herein). As a result, the revenues we generate from performance allocations declined relative to the amounts reflected in our historical financial information for the years ended December 31, 2021 and 2020. Nevertheless, we will have primary contractual liability for certain claims related to our funds, including clawback obligations, even after performance allocations have been distributed. We have entered into a reimbursement agreement with RemainCo, pursuant to which RemainCo has agreed to certain reimbursement and indemnification obligations. However, there can be no assurance that RemainCo will be able to satisfy such obligations.

In preparing our pro forma financial information, we have given effect to, among other items, the change to our compensation and incentive model, certain transactions as part of a corporate reorganization (the "Reorganization"), including the deconsolidation of certain of our investment funds that have been consolidated in our historical consolidated financial statements, and a deduction and charge to earnings of estimated taxes based on an estimated tax rate (which may be different from our actual tax rate in the future). The estimates we used in our pro forma financial information may not be similar to our actual experience as a public company. For example, the performance allocations distributed to Common Unit holders are subject to management's discretion, and actual future amounts could vary from the percentage estimates we use in our pro forma financial information. For more information on our historical financial information and pro forma financial information, see "Item 7.Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements.

If we fail to maintain an effective system of internal control over financial reporting or comply with the rules that apply to public companies, including Section 404 of the Sarbanes-Oxley Act, we could be subject to sanctions or other penalties that would harm our business.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), we are required to conduct annual assessments on, among other things, the effectiveness of our internal control over financial reporting. These assessments require disclosure of any material weaknesses identified in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company's annual and interim financial statements will not be detected or prevented on a timely basis. Despite our efforts, there is a risk that we will not be able to always conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404 of the Sarbanes-Oxley Act. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

During the course of our review and testing, we may also in the future, identify deficiencies and be unable to remediate them before we must provide the required reports. Furthermore, if we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We or our independent registered public accounting firm may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting, which could harm our operating results, cause investors to lose confidence in our reported financial information and cause the trading price of our stock to decline. In addition, as a public company we are required to file accurate and timely quarterly and annual reports with the SEC under the Exchange Act. Any failure to report our financial results on an accurate and timely basis could result in sanctions, lawsuits, delisting of our common stock from Nasdaq or other adverse consequences that would materially harm our business and reputation.

As a result of disclosure of information as a public company, our business and financial condition are visible, which may result in threatened or actual litigation, including by stockholders and competitors and other third parties. If the claims are successful, our business, financial condition and results of operations could be materially and adversely affected. Even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business operations and financial results.

We are a "controlled company" within the meaning of Nasdaq listing standards and, as a result, until the Sunset, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. Our stockholders do not have the same protections afforded to stockholders of companies that are subject to such requirements and you will have limited voting power compared to holders of our Class B common stock.

Holders of our Class B common stock control a majority of the voting power of our outstanding common stock by virtue of their ownership of Class B common stock. Prior to the Sunset and for so long as TPG Group Holdings holds shares of Class B common stock representing at least 8.9% of all of the outstanding shares of our common stock, the Class B stockholders hold a majority of our outstanding voting power by virtue of their ownership of Class B common stock, and GP LLC, as the owner of the general partner of TPG Group Holdings, controls the outcome of matters submitted to a stockholder vote prior to the Sunset, including the appointment of all company directors. As a result of the voting power held by TPG Group Holdings, we qualify as a "controlled company" within the meaning of Nasdaq's corporate governance standards. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements, including the requirement that (i) a majority of our board of directors consist of independent directors, (ii) director nominees be selected or recommended to the board by independent directors or an independent nominating committee and (iii) we have a compensation committee that is composed entirely of independent directors.

We rely on some or all of these exemptions and expect to continue to do so. As a result, we will not have a majority of independent directors, our directors will not be nominated or selected by independent directors and most compensation decisions will not be made by an independent compensation committee. Accordingly, our stockholders do not have the same protections afforded to stockholders of companies that are subject to all of Nasdaq's corporate governance requirements. After the Sunset becomes effective, the Class B common stock will have one vote per share instead of ten votes per share, meaning that GP LLC, as the general partner of TPG Group Holdings, will no longer control the appointment of directors or be able to direct the vote on all matters that are submitted to our stockholders for a vote. The control over the voting of Class B common stock will instead be passed through to the individual partners of the TPG Partner Vehicles, including TPG Partner Holdings.

We are a holding company and our only material asset is our interest in the TPG Operating Group, and we are accordingly dependent upon distributions from the TPG Operating Group to pay taxes, make payments under the Tax Receivable Agreement and pay dividends.

We are a holding company and have no material assets other than our indirect ownership of Common Units representing 25.6% of the Common Units as of February 21, 2023 and 100% of the interests in certain intermediate holding companies. As such, we have no independent means of generating revenue or cash flow, and our ability to pay our taxes and operating expenses, including to satisfy our obligations under the Tax Receivable Agreement, or declare and pay dividends in the future, depend upon the results of operations and cash flows of the TPG Operating Group and its consolidated subsidiaries and distributions we receive from the TPG Operating Group. Deterioration in the financial condition, earnings or cash flow of the TPG Operating Group and its subsidiaries for any reason could limit or impair its ability to pay such distributions. Additionally, to the extent that we need funds, and the TPG Operating Group is restricted from making such distributions under applicable law or regulation or under the terms of our financing arrangements, or is otherwise unable to provide such funds, such restriction could materially adversely affect our liquidity and financial condition.

We anticipate that each TPG Operating Group partnership will be treated as a partnership for U.S. federal income tax purposes and, as such, generally will not be subject to any entity-level U.S. federal income tax (except potentially in the case of an IRS audit). Instead, taxable income will be allocated to holders of Common Units, including us. Accordingly, we will be required to pay income taxes on our allocable share of any net taxable income of the TPG Operating Group partnerships. However, under certain rules, each TPG Operating Group partnership (or other subsidiary partnership) may be liable in the event of an adjustment by the IRS to the tax return of such TPG Operating Group partnership (or subsidiary partnership), absent an election to the contrary (including an election to "push out" the partners in the year being audited). The TPG Operating Group may be subject to material liabilities under these rules and related guidance if, for example, its calculations of taxable income are incorrect (including for years prior to the admission of us to the TPG Operating Group partnerships). Further any "push out" election will require consent of (i) a majority of the holders of Common Units and (ii) TPG Group Holdings for the tax periods ending on or prior to December 31, 2021.

Under the terms of the limited partnership agreements of the TPG Operating Group (the "Limited Partnership Agreements"), the TPG Operating Group partnerships are generally obligated to make tax distributions to holders of Common Units (including us) at certain assumed tax rates for taxable periods (or portions thereof). These tax distributions may in certain periods exceed our tax liabilities and obligations to make payments under the Tax Receivable Agreement. Our Executive Committee, in its sole discretion, will make any determination from time to time with respect to the use of any such excess cash so accumulated, which may include, among other uses, paying dividends, which may include special dividends, on its Class A common stock and nonvoting Class A common stock. We have no obligation to distribute such cash (or other available cash other than any declared dividend) to our stockholders. To the extent that we do not distribute such excess cash as dividends on our Class A common stock and nonvoting Class A common stock or otherwise undertake ameliorative actions between Common Units and shares of Class A common stock and nonvoting Class A common stock and instead, for example, hold such cash balances, the direct owners of Common Units may benefit from any value attributable to such cash balances as a result of their ownership of Class A common stock and nonvoting Class A common stock following a redemption or exchange of their Common Units, notwithstanding that such pre-IPO owners of the TPG Operating Group may previously have participated as holders of Common Units in distributions by the TPG Operating Group that resulted in our excess cash balances.

Our current intention is to pay holders of our Class A common stock and nonvoting Class A common stock a quarterly dividend representing at least 85% of TPG Inc.'s share of distributable earnings ("DE") attributable to the TPG Operating Group, subject to adjustment as determined by the Executive Committee of our board of directors to be necessary or appropriate to provide for the conduct of our business, to make appropriate investments in our business and funds, to comply with applicable law, any of our debt instruments or other agreements, or to provide for future cash requirements such as tax-related payments and clawback obligations. Although we expect to pay at least 85% of our DE as a dividend, the percentage of our DE paid out as a dividend could fall below that target minimum. All of the foregoing is subject to the further qualification that the declaration and payment of any dividends are at the sole discretion of the Executive Committee prior to the Sunset and the Executive Committee may change our dividend policy at any time, including, without limitation, to reduce such dividends or even to eliminate such dividends entirely. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of the Executive Committee after taking into account various factors, including our business, operating results and financial condition, current and anticipated cash needs, plans for expansion and any legal or contractual limitations on our ability to pay dividends. Certain of our existing credit facilities include, and any financing arrangement that we enter into in the future may include restrictive covenants that limit our ability to pay dividends. In addition, the TPG Operating Group is generally prohibited under Delaware law from making a distribution to a limited partner to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of the TPG Operating Group (with certain exceptions) exceed the fair value of its assets. Subsidiaries of the TPG Operating Group are generally subject to similar legal limitations on their ability to make distributions to the TPG Operating Group. See "—We may continue to pay dividends to our stockholders, but our ability to do so is subject to the discretion of our board of directors and may be limited by our holding company structure and applicable provisions of Delaware law."

If we are deemed an "investment company" subject to regulation under the Investment Company Act as a result of our ownership of the TPG Operating Group, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

An issuer will generally be deemed to be an "investment company" for purposes of the Investment Company Act if:

• it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

• absent an applicable exemption, it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

We regard ourselves as an alternative asset management firm. We believe that we are engaged primarily in the business of providing asset management services and not in the business of investing, reinvesting or trading in securities. We also believe that the primary source of income from each of our businesses is properly characterized as income earned in exchange for the provision of services. We hold ourselves out as an alternative asset management firm and do not propose to engage primarily in the business of investing, reinvesting or trading in securities.

The Investment Company Act and the rules thereunder contain detailed parameters for the organization and operations of investment companies. Among other things, the Investment Company Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, prohibit the issuance of stock options and impose certain governance requirements. We intend to conduct our operations so that TPG Inc. will not be deemed to be an investment company under the Investment Company Act. The need to comply with the 40% test in section 3(a)(1)(C) may cause us to (i) restrict our business and that of our subsidiaries with respect to the assets in which we can invest and/or the types of securities we may issue, (ii) sell investment securities, including on unfavorable terms, (iii) acquire assets or businesses that could change the nature of our business or (iv) potentially take other actions that may be viewed as adverse by the holders of our Class A common stock or nonvoting Class A common stock in order to ensure conformity with exceptions provided by, and rules and regulations promulgated under, the Investment Company Act. However, if anything were to happen that would cause TPG Inc. to be deemed to be an investment company under the Investment Company Act, requirements imposed by the Investment Company Act, including limitations on our capital structure, ability to transact business with affiliates and ability to compensate key employees, could make it impractical for us to continue our business as currently conducted, impair the agreements and arrangements between and among the TPG Operating Group, us or our senior leadership team, or any combination thereof, and have a material adverse effect on our results of operations, financial condition and cash flow. See "Item 1.Business—Regulation and Compliance—United States —Regulation Under the Investment Company Act."

A change of control of our company could result in an assignment of our investment advisory agreements.

Under the Advisers Act, each of the investment advisory agreements for the funds and other accounts we manage now or in the future must provide that it may not be assigned without the consent of the particular fund or other client. An assignment may occur under the Advisers Act if, among other things, our subsidiaries that are registered as investment advisers undergo a change of control. After the Sunset becomes effective, the Class B common stock will have one vote per share instead of ten votes per share, meaning that GP LLC, as the general partner of TPG Partner Holdings, will no longer control the appointment of directors or be able to direct the vote on all matters that are submitted to our stockholders for a vote. After the Sunset becomes effective, the control over the votes of TPG Partner Holdings will be passed through to the individual partners of TPG Partner Holdings. In addition, in the second phase of our governance evolution, we will expand from the original three members, Messrs. Bonderman, Coulter and Winkelried (the "Control Group"), to five members. While we do not believe that the Sunset or the expansion of the Control Group will result in an assignment under the Advisers Act, there can be no assurance that the SEC or a court would agree. Furthermore, if a third party acquired a sufficient number of shares to be able, alone or with others, to control the appointment of directors and other matters submitted to our stockholders for a vote, it could be deemed a change of control of our subsidiaries that are registered as investment advisers, and thus an assignment. If such an assignment occurs, we cannot be certain that our subsidiaries that are registered as investment advisers will be able to obtain the necessary consents from our funds and other clients, which could cause us to lose the management fees and performance allocations we earn from such funds and other clients.

The disparity in the voting rights among the classes of our common stock and inability of the holders of our Class A common stock to influence decisions submitted to a vote of our stockholders may have an adverse effect on the price of our Class A common stock.

Holders of our Class A common stock and Class B common stock will generally vote together as a single class on almost all matters submitted to a vote of our stockholders. Shares of our Class A common stock and Class B common stock entitle the respective holders to identical non-economic rights, except that each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally, while each share of our Class B common stock entitles its holder to ten votes until the Sunset becomes effective; provided that, prior to the Sunset, shares of "Free Float" (as defined under the rules of FTSE Russell relating to the Russell indices) Class A common stock are entitled to at least 5.1% of the aggregate voting power (the "Free Float Threshold") and the voting power of the Class B common stock will be reduced proportionately until the Free Float Threshold is met. After the Sunset becomes effective, each share of our Class B common stock will entitle its holder to one vote and GP LLC will no longer vote all shares attributable to TPG Partner Holdings. Prior to the Sunset, GP LLC will exercise control over all matters requiring the approval of our stockholders, including the election of our directors and members of our Executive Committee and the approval of significant corporate transactions. After the Sunset becomes effective, the control over the votes of TPG Partner Holdings will be passed through to the individual partners of TPG Partner Holdings. The difference in voting rights could adversely affect the value of our Class A common stock to the extent that investors view, or any potential future purchaser of our company views, the superior voting rights and implicit control of the Class B common stock to have value.

We may continue to pay dividends to our stockholders, but our ability to do so is subject to the discretion of our board of directors and may be limited by our holding company structure and applicable provisions of Delaware law.

Subject to funds being legally available, we intend to continue to cause the TPG Operating Group partnerships to make pro rata cash distributions to holders of Common Units, including us, that will enable us, when combined with the tax distributions we receive, to pay our taxes, make all payments required under the Tax Receivable Agreement and pay other expenses. Our current intention is to pay holders of our Class A common stock and nonvoting Class A common stock a quarterly dividend representing at least 85% of TPG Inc.'s share of DE attributable to the TPG Operating Group, subject to adjustment as determined by the Executive Committee of our board of directors to be necessary or appropriate to provide for the conduct of our business, to make appropriate investments in our business and funds, to comply with applicable law, any of our debt instruments or other agreements, or to provide for future cash requirements such as tax-related payments and clawback obligations. Although we expect to pay at least 85% of our DE as a dividend, the percentage of our DE paid out as a dividend could fall below that target minimum. The declaration and payment by us of any future dividends to holders of our Class A common stock is at the sole discretion of our Executive Committee until the Sunset, and then by the board of directors after the Sunset. However, the ability of the TPG Operating Group to make such distributions to us is subject to its operating results, cash requirements and financial condition. Our ability to declare and pay dividends to our stockholders is likewise subject to Delaware law (which may limit the amount of funds available for dividends). If, as a consequence of these various limitations and restrictions, we are unable to generate sufficient distributions from our business, we may not be able to make, or may be required to reduce or eliminate, any payment of dividends on our Class A common stock and nonvoting Class A common stock.

Our share price may decline due to the large number of shares eligible for future sale and for exchange.

The market price of our Class A common stock could decline as a result of sales of a large number of shares of Class A common stock in the market or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. As of December 31, 2022, we have outstanding 70,981,157 shares of Class A common stock and 8,258,901 shares of nonvoting Class A common stock and 229,652,641 shares of Class A common stock that are authorized but unissued that are issuable upon exchange of 229,652,641 Common Units. This number includes the shares of our Class A common stock sold in the IPO, which may be resold in the public market. Shares of Class A common stock issued in the Reorganization to Pre-IPO Investors are "restricted securities" and their resale is subject to future registration or reliance on an exemption from registration.

Pursuant to the Investor Rights Agreement (as defined herein), our partners, the TPG Partner Vehicles and Pre-IPO Investors are restricted from transferring or exchanging their Class A common stock, Class B common stock or Common Units, as applicable, prior to the second anniversary of the IPO. Between the second and third anniversary of the IPO, the TPG Partner Vehicles and the TPG partners may transfer or exchange up to 33.33% of their Class A common stock, or any shares of Class B common stock or any Common Units owned as of the closing of the IPO, as applicable; between the third and fourth anniversary of the IPO, the TPG Partner Vehicles and the TPG partners may transfer or exchange up to 66.66% of their original holdings of Class A common stock, or any shares of Class B common stock or any Common Units owned as of the closing of the IPO, as applicable; and after the fourth anniversary of the IPO, the TPG Partner Vehicles and the TPG partners may transfer or exchange up to 100% of their original holdings Class A common stock, or any shares of Class B common stock or any Common Units, as applicable (in each case, with respect to Common Units, subject to the terms of the Exchange Agreement (as defined herein)). Upon an exchange of Common Units for Class A common stock, pursuant to the Exchange Agreement, an equal number of Class B common stock will be cancelled for no additional consideration. The foregoing restrictions are subject to customary exceptions, including with respect to certain existing pledges and assignments of distributions from the TPG Operating Group and for transfers to related parties and charitable organizations. Up to $100 million (based on the IPO price per share of Class A common stock) of Class A common stock or equity instruments exchangeable for Class A common stock can be transferred to charitable organizations after expiration of the restricted period (as defined herein) and prior to the two year anniversary of the IPO free of any subsequent transfer restrictions. In addition, we may waive the foregoing restrictions under certain circumstances as contemplated in the Investor Rights Agreement.

Furthermore, between the one-year and eighteen-month anniversary of the IPO, the Pre-IPO Investors may sell up to 50% of their Class A common stock, Class B common stock or Common Units; between the eighteen-month and second-year anniversary of the IPO, the Pre-IPO Investors may sell up to 75% of their Class A common stock, Class B common stock or Common Units; and after the second-year anniversary, the Pre-IPO Investors may sell 100% of their Class A common stock, Class B common stock or Common Units, in each case, subject to the terms of the Exchange Agreement. Pursuant to the Investor Rights Agreement, we have agreed to register the resale of our common stock under certain circumstances.

The holders of outstanding Common Units have the right to have their Common Units exchanged for cash or (at our option) shares of Class A common stock and any disclosure of such exchange or the subsequent sale (or any disclosure of an intent to enter into such an exchange or subsequent sale) of such shares of Class A common stock may cause volatility in our stock price.

As of December 31, 2022, we had an aggregate of 229,652,641 shares of Class A common stock that are issuable upon exchange of Common Units that are held by the Common Unit holders of the TPG Operating Group. The holders of Common Units are entitled to have their Common Units exchanged for cash from a substantially concurrent public offering or private sale (based on the closing price per share of the Class A common stock on the day before the pricing of such public offering or private sale (taking into account customary brokerage commissions or underwriting discounts actually incurred)) or (at our option) shares of our Class A common stock.

We cannot predict the timing, size, or disclosure of any future issuances of our Class A common stock resulting from the exchange of Common Units or the effect, if any, that future issuances, disclosure, if any, or sales of shares of our Class A common stock may have on the market price of our Class A common stock. Sales or distributions of substantial amounts of our Class A common stock, or the perception that such sales or distributions could occur, may cause the market price of our Class A common stock to decline.

The market price of our Class A common stock may be volatile, which could cause the value of our stockholders' investments to decline.

Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our Class A common stock in spite of our operating performance. Our Class A common stock has been volatile and may continue to be volatile in the future. In addition, our operating results could be below the expectations of public market analysts and investors, and in response, the market price of our Class A common stock could decrease significantly.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current management and may negatively affect the market price of our Class A common stock.

Provisions in our amended and restated certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and bylaws include provisions that:

- provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum following the Sunset, before which time vacancies may be filled only by the Control Group;

- require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent, except that action by written consent is allowed for as long as we are a controlled company;

- specify that special meetings of our stockholders can be called only by our board of directors or the executive chairman (or if there is no executive chairman, our chairman) of our board of directors;

- establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

- authorize our board of directors to issue, without further action by the stockholders, up to 25,000,000 shares of undesignated preferred stock in one or more classes or series; and

- reflect three classes of common stock, with Class B common stock having 10 votes per share and voting Class A common stock generally having one vote per share and nonvoting Class A common stock without voting rights until the shares are transferred, until the Sunset becomes effective, as discussed above.

These and other provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. Also, the Tax Receivable Agreement provides that, in the event of a change of control, we will be required to make a payment equal to the present value of estimated future payments under the Tax Receivable Agreement, which would result in a significant payment becoming due in the event of a change of control. In addition, Section 203 of the Delaware General Corporation Law (the "DGCL") generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested" stockholder, in particular those owning 15% or more of our outstanding voting stock, for a period of three years following the date on which the stockholder became an "interested" stockholder. While we have elected in our amended and restated certificate of incorporation not to be subject to Section 203 of the DGCL, our amended and restated certificate of incorporation contains provisions that have the same effect as Section 203 of the DGCL, except that they provide that the TPG Operating Group, its affiliates, groups that include the TPG Operating Group and certain of their direct and indirect transferees are not deemed to be "interested stockholders," regardless of the percentage of our voting stock owned by them, and accordingly are not subject to such restrictions. As a result, in the event of a business combination with any such persons, we will not be required to obtain the same stockholder approvals for certain transactions as other public companies subject to DGCL Section 203 and our stockholders will therefore not have the same protections with respect to certain transactions as stockholders of other public companies.

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our Class A common stock, the price of our Class A common stock could decline.

The trading market for our Class A common stock relies in part on the research and reports that industry or financial analysts publish about us or our business. If one or more of the analysts covering our business downgrade their evaluations of our stock, the price of our Class A common stock could decline. If one or more of these analysts cease to cover our Class A common stock, we could lose visibility in the market for our stock, which in turn could cause our Class A common stock price to decline.

We are required to pay our pre-IPO owners (or their assignees under the Tax Receivable Agreement) for most of the tax benefits that we may claim as a result of the Covered Tax Items (as defined below).

We, the TPG Operating Group partnerships and one of our wholly-owned subsidiaries have entered into the Tax Receivable Agreement with certain holders of Common Units that provides for the payment by us (or our subsidiary) to such holders (or their assignees under the Tax Receivable Agreement) of 85% of the benefits, if any, that we realize, or we are deemed to realize (calculated using certain assumptions), as a result of (i) adjustments to the tax basis of the assets of the TPG Operating Group as a result of certain exchanges of Common Units and (ii) certain other tax benefits, including tax benefits attributable to payments under the Tax Receivable Agreement (the "Covered Tax Items"). The Covered Tax Items may increase and, therefore, may reduce the amount of tax that we would otherwise be required to pay in the future, although the IRS may challenge all or part of the validity of the Covered Tax Items, and a court could sustain such a challenge. Actual tax benefits realized by us may differ from tax benefits calculated under the Tax Receivable Agreement as a result of the use of certain assumptions in the Tax Receivable Agreement, including the use of an assumed weighted-average state and local income tax rate to calculate tax benefits.

The payment obligation under the Tax Receivable Agreement is our (or our wholly-owned subsidiaries') obligation and not an obligation of the TPG Operating Group. While the amount of the Covered Tax Items, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, we expect the payments that we may make under the Tax Receivable Agreement will be substantial. The actual amounts payable will depend upon, among other things, the timing of purchases or exchanges, tax rates, the price of shares of our Class A common stock at the time of such purchases or exchanges, the extent to which such purchases or exchanges are taxable and the amount and timing of our taxable income. The payments under the Tax Receivable Agreement are not conditioned upon continued ownership of us by the pre-IPO owners. See "—In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement."

In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

Our payment obligations under the Tax Receivable Agreement will be accelerated in the event of certain changes of control, in certain events of bankruptcy or liquidation or if we elect to terminate the Tax Receivable Agreement early. The accelerated payments required in such circumstances will be calculated by reference to the present value (at a discount rate equal to the lesser of (i) 6.5% per annum and (ii) one year LIBOR (as defined herein) (or its successor rate) plus 100 basis points) of all future payments that holders of Common Units or other recipients would have been entitled to receive under the Tax Receivable Agreement, and such accelerated payments and any other future payments under the Tax Receivable Agreement will utilize certain valuation assumptions, including that we will have sufficient taxable income to fully utilize the Covered Tax Items and that we are not subject to any alternative minimum tax. In addition, recipients of payments under the Tax Receivable Agreement will not reimburse us for any payments previously made under the Tax Receivable Agreement if the tax attributes or our utilization of tax attributes underlying the relevant Tax Receivable Agreement payment are successfully challenged by the IRS (although any such detriment would be taken into account as an offset against future payments due to the relevant recipient under the Tax Receivable Agreement). Our ability to achieve benefits from the Covered Tax Items, will depend upon a number of factors, including the timing and amount of our future income. As a result, even in the absence of a change of control or an election to terminate the Tax Receivable Agreement early, payments under the Tax Receivable Agreement could be in excess of 85% of our actual cash tax benefits.

Accordingly, it is possible that the actual cash tax benefits realized by us may be significantly less than the corresponding Tax Receivable Agreement payments. It is also possible that payments under the Tax Receivable Agreement may be made years in advance of the actual realization, if any, of the anticipated future tax benefits, including in circumstances in which we are subject to an alternative minimum tax and as a result are not able to realize the tax benefits associated with Covered Tax Items. There may be a material negative effect on our liquidity if the payments under the Tax Receivable Agreement exceed the actual cash tax benefits that we realize in respect of the tax attributes subject to the Tax Receivable Agreement and/or if distributions to us by the TPG Operating Group are not sufficient to permit us to make payments under the Tax Receivable Agreement after we have paid taxes and other expenses. The actual amounts we will be required to pay may materially differ from these hypothetical amounts, depending on the actual timing of the termination of the Tax Receivable Agreement, the fair market value of our Class A common stock at the time of such termination, the prevailing one-year LIBOR at the time of such termination and a number of other factors. We may need to incur additional indebtedness to finance payments under the Tax Receivable Agreement to the extent our cash resources are insufficient to meet our obligations under the Tax Receivable Agreement as a result of timing discrepancies or otherwise, and these obligations could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control.

The acceleration of payments under the Tax Receivable Agreement in the case of certain changes of control may impair our ability to consummate change of control transactions or negatively impact the value received by owners of our Class A common stock.

In the case of certain changes of control, payments under the Tax Receivable Agreement will be accelerated and may significantly exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement. We expect that the payments that we may make under the Tax Receivable Agreement in the event of a change of control will be substantial. As a result, our accelerated payment obligations and/or the assumptions adopted under the Tax Receivable Agreement in the case of a change of control may impair our ability to consummate change of control transactions or negatively impact the value received by owners of our Class A common stock in a change of control transaction.

Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders and designates the U.S. federal district courts as the sole and exclusive forum for claims arising under the Securities Act (as defined herein), which, in each case, could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees, agents or other stockholders.

Our amended and restated certificate of incorporation provides that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of the Company; (ii) action asserting a claim of breach of a fiduciary duty owed by or other wrongdoing by any current or former director, officer, employee, agent or stockholder of the Company to the Company or the Company's stockholders; (iii) action asserting a claim arising under any provision of the DGCL or our amended and restated certificate of incorporation or our bylaws (as either may be amended from time to time), or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or (iv) action asserting a claim governed by the internal affairs doctrine. For the avoidance of doubt, our amended and restated certificate of incorporation also provides that the foregoing exclusive forum provision does not apply to actions brought to enforce any liability or duty created by the Securities Act of 1933, as amended (the "Securities Act") or the Exchange Act, or any other claim or cause of action for which the federal courts have exclusive jurisdiction.

Our amended and restated certificate of incorporation also provides that, unless we consent in writing to an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any action asserting a claim arising under the Securities Act or the rules and regulations promulgated thereunder, and that its provisions will not preclude or contract the scope of exclusive federal jurisdiction for suits brought under the Exchange Act or the rules and regulations promulgated thereunder. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits asserting a claim arising under the Securities Act or the rules and regulations promulgated thereunder; accordingly, we cannot be certain that a court would enforce such provision. Pursuant to the Exchange Act, claims arising thereunder must be brought in federal district courts of the United States of America.

To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in any shares of our capital stock shall be deemed to have notice of and consented to the forum provision in our amended and restated certificate of incorporation. This choice of forum provision may limit a stockholder's ability to bring a claim in a different judicial forum, including one that it may find favorable or convenient for a specified class of disputes with us or our directors, officers, other stockholders, agents or employees, which may discourage such lawsuits, make them more difficult or expensive to pursue, and result in outcomes that are less favorable to such stockholders than outcomes that may have been attainable in other jurisdictions. By agreeing to this provision, however, our stockholders will not be deemed to have waived (and cannot waive) compliance with the federal securities laws and the rules and regulations promulgated thereunder. The enforceability of similar choice of forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. If a court were to find the choice of forum provisions in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Indebtedness

Our use of borrowings to finance our business exposes us to risks.

We use indebtedness as a means to finance our business operations, which exposes us to the typical risks associated with using leverage, including those discussed under "—Dependence on significant leverage by certain of our funds and their investments could adversely affect the ability of our funds to achieve attractive rates of return on those investments." We have outstanding notes due June 20, 2038 as well as revolving credit facilities with various maturity dates. See Note 12, "Debt," to the Consolidated Financial Statements for further information regarding our outstanding indebtedness. We are dependent on financial institutions extending credit to us on reasonable terms to finance our business, and on our ability to access the debt and equity capital markets, which can be volatile. There is no guarantee that such institutions will continue to extend credit to us or will renew the existing credit agreements we have with them, or that we will be able to refinance our outstanding notes or other obligations when they mature. In addition, the incurrence of additional debt in the future could result in downgrades of our existing corporate credit ratings, which could limit the availability of future financing or increase our cost of borrowing. As borrowings under our credit facilities or any other indebtedness mature, we may be required to refinance them by either entering into new facilities or issuing additional debt, which could result in higher borrowing costs, or issuing additional equity, which would dilute existing stockholders. We could also repay them by using cash on hand, cash provided by our continuing operations or cash from the sale of our assets, which could reduce the amount of cash available to facilitate the growth and expansion of our businesses and pay dividends to our stockholders and operating expenses and other obligations as they arise. We may be unable to enter into new facilities or issue debt or equity securities in the future on attractive terms, or at all.

Furthermore, the existing credit agreements and instruments governing our debt contain covenants with which we need to comply. Non-compliance with any of the covenants without cure or waiver would constitute an event of default, and an event of default resulting from a breach of certain covenants could result, at the option of the lenders, in an acceleration of the principal and interest outstanding, and a termination of the credit agreements or instruments governing our debt.

We have significant liquidity requirements, and adverse market and economic conditions may negatively impact our sources of liquidity, which could have a material adverse effect on our results of operations, financial condition and cash flow.

We expect that our primary liquidity needs include cash required to:

- continue growing our businesses, including seeding new strategies, pursuing strategic investments or acquisitions, funding our capital commitments made to existing and future funds and co-investments, funding any net capital requirements of our broker-dealer and otherwise supporting investment vehicles that we sponsor;

- support our working capital needs;

- service debt obligations, including the payment of obligations at maturity, on interest payment dates or upon redemption, as well as any contingent liabilities that may give rise to future cash payments;

- fund cash operating expenses, including compensation and contingencies, including for clawback obligations or litigation matters;

- pay amounts that may become due under the Tax Receivable Agreement;

- pay cash dividends in accordance with our dividend policy for our Class A common stock;

- warehouse investments in portfolio companies or other investments for the benefit of one or more of our funds or other investment pending contribution of committed capital by the investors in such vehicles and advance capital to them for other operational needs;

- address capital needs of regulated and other subsidiaries, including our broker-dealer; and

- exchange Common Units pursuant to the Exchange Agreement or repurchase or redeem other securities issued by us.

These liquidity requirements are significant and, in some cases, involve capital that will remain invested for extended periods of time. As of December 31, 2022, we had approximately $365.8 million of remaining unfunded capital commitments to our funds. Our commitments to our funds will require significant cash outlays over time, and there can be no assurance that we will be able to generate sufficient cash flows from realizations of investments to fund them. We have used our balance sheet to provide credit support to the Co-Invest Leverage Facility used by certain personnel in connection with their commitments to our funds and the GP Services Credit Facility to facilitate and manage the investments by partners, employees and other participants in certain of our funds. In addition, we have used our balance sheet to provide credit support to backstop certain clawback obligations to our funds. We have also used our balance sheet to provide credit support for guarantees related to certain operating leases for our offices.

In addition, as of December 31, 2022, we had $444.6 million of indebtedness outstanding under our credit facilities and secured borrowings and $1,107.5 million of cash and cash equivalents. Depending on market conditions, we may be unable to refinance or renew all or part of our secured borrowings or our credit facility, or find alternate sources of financing (including issuing equity), on commercially reasonable terms or at all. Furthermore, the incurrence of additional debt by us or our subsidiaries in the future could result in downgrades of our existing corporate credit ratings, which could limit the availability of future financing and increase our costs of borrowing.

In addition, our broker-dealer from time to time makes significant drawdowns under a revolving credit facility to satisfy net capital requirements arising from its underwriting commitments. These drawdowns could also put pressure on our liquidity or limit our ability to allocate our capital efficiently across our businesses. To the extent we do not have access to our broker-dealer's revolving credit facility or other liquidity, regulatory net capital requirements could limit our broker-dealer's ability to participate in underwriting or other transactions.

Finally, if cumulative distributions to our funds' investors are not in accordance with the distributions described in the applicable fund governing documents, the general partner is required to make payments to the investors in an amount necessary to correct the deficiency. We typically guarantee such clawback obligations on behalf of each fund's general partner. Adverse economic conditions may increase the likelihood of triggering these general partner obligations. If one or more such general partner obligations were triggered, we may not have available cash to repay the performance allocations and satisfy such obligations. If we were unable to repay such performance allocations, we would be in breach of the relevant governing agreements with our fund investors and could be subject to liability. Any of the foregoing could lead to a substantial decrease in our revenues and to material adverse impacts on our reputation.

In the event that our liquidity requirements were to exceed available liquid assets for the reasons we specify above or for any other reasons, we could be forced to sell assets or seek to raise debt or equity capital on unfavorable terms. For further discussion of our liquidity needs, see "Item 7.Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Dependence on significant leverage by certain of our funds and their investments could adversely affect the ability of our funds to achieve attractive rates of return on those investments.

Many of our funds' investments rely on the use of leverage, and our ability to achieve attractive rates of return on investments will depend on our ability to access sufficient sources of indebtedness at attractive rates. The absence of available sources of sufficient debt financing at attractive rates for extended periods of time could therefore materially and adversely affect our funds.

An increase in the overall cost of debt required by providers of that indebtedness would make it more expensive to finance those investments, thereby reducing returns. Further, the interest payments on the indebtedness used to finance our funds' investments are generally deductible expenses for income tax purposes, subject to limitations under applicable tax law and policy. Any change in such tax law or policy to eliminate or limit these income tax deductions, as has been discussed from time to time in various jurisdictions, would reduce the after-tax rates of return on the affected investments. See "—Changes in the debt financing markets or higher interest rates could negatively impact the ability of certain of our funds and their investments to obtain attractive financing or re-financing and could increase the cost of such financing if it is obtained, which could lead to lower-yielding investments and could potentially decrease our net income."

In addition, a portion of the indebtedness used to finance our funds' investments often includes leveraged loans and debt instruments privately placed with institutional investors. Availability of capital from the leveraged loan, high-yield and private debt markets is subject to market volatility, and there may be times when our funds might not be able to access those markets at attractive rates, or at all, when completing an investment. Additionally, to the extent there is a reduction in the availability of financing for extended periods of time, the purchasing power of a prospective buyer may be more limited, adversely impacting the fair value of our funds' investments and thereby reducing the acquisition price.

Investments in highly leveraged entities are also inherently more sensitive to declines in revenues, increases in expenses and interest rates and volatile or adverse economic, market and industry developments. Additionally, the interests (whether in securities or otherwise) acquired by our funds in their investments may be the most junior in what could be a complex capital structure, and thus subject us to the greatest risk of loss in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of one of these investments. Furthermore, the incurrence of a significant amount of indebtedness by an investment could, among other things:

- subject the entity to a number of affirmative, negative and financial covenants, terms and conditions, any violation of which would be viewed by creditors as an event of default and could materially impact our ability to realize value from the investment;

- allow even moderate reductions in operating cash flow to render the entity unable to service its indebtedness, leading to a bankruptcy or other reorganization of the entity and a loss of part or all of the equity investment in it;

- limit the entity's ability to adjust to changing market conditions, thereby placing it at a competitive disadvantage compared to its competitors who have relatively less debt;

- limit the entity's ability to engage in strategic acquisitions that might be necessary to generate attractive returns or further growth; and

- limit the entity's ability to obtain additional financing or increase the cost of obtaining such financing, including for capital expenditures, working capital or other general corporate purposes.

A leveraged investment's equity value also tends to increase or decrease at a greater rate than would otherwise be the case if money had not been borrowed. As a result, the risk of loss associated with a leveraged investment is generally greater than for investments with comparatively less debt. For example, leveraged investments could default on their debt obligations due to a decrease in cash flow precipitated by an economic downturn or by poor relative performance at such a company. Similarly, the leveraged nature of the investments of our real assets funds increases the risk that a decline in the fair value of the underlying real estate or tangible assets will result in their abandonment or foreclosure.

When our funds' existing investments reach the point when debt incurred to finance those investments matures in significant amounts and must be either repaid or refinanced, those investments may materially suffer if they have generated insufficient cash flow to repay maturing debt and there is insufficient capacity and availability in the financing markets to permit them to refinance maturing debt on satisfactory terms, or at all. If a limited availability of financing for such purposes were to persist for an extended period of time, when significant amounts of the debt incurred to finance our funds' investments came due, these funds could be materially and adversely affected. Additionally, if such limited availability of financing persists, our funds may also not be able to recoup their investments, as issuers of debt become unable to repay their borrowings, which will affect both their equity and debt investors. Moreover, in the event of default or potential default under applicable financing arrangements, one or more of our investments may go bankrupt, which could give rise to substantial investment losses, adverse claims or litigation against us or our employees and damage to our reputation.

Many of our funds may choose to use leverage as part of their investment programs and regularly borrow a substantial amount of their capital. The use of leverage poses a significant degree of risk and enhances the possibility of a significant loss in the value of the investment portfolio. A fund may borrow money from time to time to purchase or carry securities or debt obligations or may enter into derivative transactions (such as total return swaps) with counterparties that have embedded leverage. The interest expense and other costs incurred in connection with such borrowing may not be recovered by appreciation in the securities purchased or carried and will be lost, and the timing and magnitude of such losses may be accelerated or exacerbated, in the event of a decline in the market value of such securities or debt obligations. Gains realized with borrowed funds may cause the fund's net asset value to increase at a faster rate than would be the case without borrowings. However, if investment results fail to cover the cost of borrowings, the fund's net asset value will also decrease faster than if there had been no borrowings. Increases in interest rates could also decrease the value of fixed-rate debt investment that our investment funds make. In addition, to the extent that any changes in tax law make debt financing less attractive to certain categories of borrowers, this could adversely affect the investment opportunities for funds, particularly those that invest in debt securities, loans and other credit-related investments.

Any of the foregoing circumstances could have a material adverse effect on our results of operations, financial condition and cash flow.

Changes in the debt financing markets or higher interest rates could negatively impact the ability of certain of our funds and their investments to obtain attractive financing or re-financing and could increase the cost of such financing if it is obtained, which could lead to lower-yielding investments and could potentially decrease our net income.

A period of sharply rising interest rates could create downward pressure on the price of real estate, increase the cost and availability of debt financing for the transactions our funds pursue and decrease the value of fixed-rate debt investments made by our funds, each of which may have an adverse impact on our business. Interest rates rose steadily in 2022 and, to the extent that interest rates continue to rise, we may have further material adverse impacts on our business and that of our investment funds and their investments. In addition, a significant contraction or weakening in the market for debt financing or other adverse change relating to the terms of debt financing, including higher interest rates and equity requirements or more restrictive covenants, could have a material adverse impact on our business and that of our investment funds and their investments. Moreover, the financing of new investments or the operations of our funds' investments may become less attractive due to limitations on the deductibility of net interest expense. See"—Risks Related to Our Industry—Changes in relevant tax laws, regulations or treaties or an adverse interpretation of these items by tax authorities could negatively impact our effective tax rate and tax liability."

If our funds are unable to obtain committed debt financing for potential acquisitions, can only obtain debt financing at an increased interest rate or on unfavorable terms or the ability to deduct corporate interest expense is substantially limited, our funds may face increased competition from strategic buyers of assets who may have an overall lower cost of capital or the ability to benefit from a higher amount of cost savings following an acquisition, or may have difficulty completing otherwise profitable acquisitions or may generate profits that are lower than would otherwise be the case, each of which could lead to a decrease in our revenues. In addition, rising interest rates, coupled with periods of significant equity and credit market volatility may potentially make it more difficult for us to find attractive opportunities for our funds to exit and realize value from their existing investments. Furthermore, any failure by lenders to provide previously committed financing can also expose us to potential claims by sellers of businesses that we may have contracted to purchase.

Our funds' portfolio company investments also regularly utilize the corporate loan and bond markets to obtain financing for their operations. Certain portfolio companies are facing, or may face in the future, increased credit and liquidity risk due to volatility in financial markets, increased costs of existing floating rate indebtedness in light of the rising interest rate environment, reduced revenue streams and limited or higher cost of access to preferred sources of funding, which could negatively affect us or our funds' investments. To the extent monetary policy, tax or other regulatory changes or difficult credit markets render such financing difficult to obtain, more expensive or otherwise less attractive, this may negatively impact the financial results of those investments and, therefore, the investment returns on our funds.

In addition, to the extent that conditions in the credit markets or tax or other regulatory changes impair the ability of our investments to refinance or extend maturities on their outstanding debt, either on favorable terms or at all, the financial results of those portfolio companies may be negatively impacted, which could impair the value of our funds' investments and lead to a decrease in the investment income earned by us. In some cases, the inability of our funds' investments to refinance or extend maturities may result in the inability of those investments to repay debt at maturity or pay interests when due, and may cause the companies to sell assets, undergo a recapitalization or seek bankruptcy protection, any of which would also likely impair the value of our funds' investment and lead to a decrease in investment income earned by us.

Interest rates on our and our investments' outstanding financial instruments might be subject to change based on regulatory developments, which could adversely affect our revenue, expenses and the value of those financial instruments.

LIBOR and certain other floating rate benchmark indices, including the Euro Interbank Offered Rate, Tokyo Interbank Offered Rate, Hong Kong Interbank Offered Rate and Singapore Interbank Offered Rate (collectively, "IBORs"), are the subject of recent national, international and regulatory guidance and proposals for reform. These reforms may cause such benchmarks to perform differently than in the past or have other consequences which cannot be predicted.

As a result, interest rates on our, our funds' and their investments' floating rate obligations, loans, deposits, derivatives, and other financial instruments tied to IBORs, as well as the revenue and expenses associated with those financial instruments, may be adversely affected. Further, any uncertainty regarding the continued use and reliability of any IBOR as a benchmark interest rate could adversely affect the value of our, our funds' and their investments' financial instruments tied to such rates. There is no guarantee that a transition from any IBOR to an alternative rate will not result in financial market disruptions or a significant increase in volatility in risk free benchmark rates or borrowing costs to borrowers, any of which could have a direct or indirect adverse effect on our business, results of operations, financial condition and share price. We continue to monitor and manage the foregoing changes and related risks on our and our funds' investments to reduce any adverse effect it may have on us and our investments. In addition, we continue to oversee or manage (as appropriate to our level of day-to-day involvement in the oversight and management of our investments) our funds' investments' monitoring and management of the foregoing change and related risks.

In addition, meaningful time and effort is required to transition to the use of new benchmark rates, including with respect to the negotiation and implementation of any necessary changes to existing contractual arrangements and the implementation of changes to our, our funds' and their investments' systems and processes. Negotiating and implementing necessary amendments to our, our funds' or their investments' existing contractual arrangements may be particularly costly and time consuming. We are actively evaluating the operational and other impacts of such changes and managing transition efforts accordingly.

The replacement of LIBOR with an alternative reference rate may result in an overall increase to borrowing costs or cause other disruptions, which could have a material adverse effect on our results of operations, financial condition and cash flow.

London Inter-Bank Offered Rate ("LIBOR") was widely used as a reference for setting the interest rate on loans, bonds and derivatives globally. However, by June 2023, LIBOR is expected to be completely phased out as a reference rate. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, has recommended a new reference rate derived from short-term repurchase agreements backed by Treasury securities, the Secured Overnight Financing Rate ("SOFR").

Certain of our funds' investments and/or indebtedness of our portfolio companies may have interest rates with a LIBOR reference. As a result, the transition away from LIBOR could adversely impact such funds and/or portfolio companies. Even if replacement conventions (e.g., SOFR) are adopted in the lending and bond markets, it is uncertain whether they might affect the funds as investors in floating-rate instruments, including by:

- affecting liquidity of the funds' investments in the secondary market and their market value;

- reducing the interest rate earned by the funds as holders of such investments (either generally or in certain market cycles) due to the use of a collateralized, overnight rate and credit spread adjustments instead of an unsecured, term rate; or

- causing the funds to incur expenses to manage the transition away from LIBOR.

Also, although our funds' instruments and our applicable portfolio company indebtedness contemplate a scenario where LIBOR is no longer available by providing for an alternative rate setting methodology and mechanisms to amend the applicable reference rate, there are significant uncertainties regarding the effectiveness of any such alternative methodologies. As such, the funds and/or portfolio companies may need to renegotiate the terms of credit agreements that utilize LIBOR in order to replace it with the new standard convention that is established, which could result in increased costs for the funds and/or portfolio companies.

Our funds and our funds' portfolio companies may also enter into swaps and similar instruments that reference LIBOR, including swaps used to manage long-term interest rate risk related to assets and/or liabilities. In addition to the funds and portfolio companies potentially needing to renegotiate some of those instruments to address a transition away from LIBOR, there also may be different conventions that arise in different but related market segments, which could result in mismatches between different assets and liabilities and, in turn, cause possible unexpected gains and/or losses for the funds or portfolio companies and possibly cause the funds or portfolio companies to owe greater payments or receive less payments under their derivatives, at least during certain market cycles. Some of these replacement rates may also be subject to compounding or similar adjustments that cause the amount of any payment referencing a replacement rate not to be determined until the end of the relevant calculation period, rather than at the beginning, which could lead to administrative challenges for the funds. Furthermore, the determination of such replacement rate may require further negotiation and there can be no assurance that an agreement between the parties will be reached. The terms of the funds' and/or portfolio companies' credit facilities may also provide that, during any applicable transition period, the amounts drawn under the credit facilities may bear interest at a higher rate. In addition, even if an agreement is reached with respect to a replacement rate for LIBOR, the applicable lender may have the ability to make certain changes to the terms of a credit facility to implement the new rate, which the fund or portfolio company may have no control over.

If the transition from LIBOR results in an overall increase to borrowing costs, higher interest expense could negatively affect the financial results and valuations of our funds' portfolio companies. There is no guarantee that a transition from LIBOR to an alternative will not result in significant increases or volatility in risk-free benchmark rates or borrowing costs to borrowers, any of which could have a material adverse effect on our results of operations, financial condition and cash flow.

Risks Related to Our Industry

The investment management business is intensely competitive, which could have a material adverse effect on our results of operations, financial condition and cash flow.

We compete as an investment manager for both fund investors and investment opportunities. The investment management business is highly fragmented, with our principal competitors being sponsors of private funds and operating companies acting as strategic buyers of businesses. Competition for fund investors is based on a variety of factors, including:

- investment performance;

- investor liquidity and willingness to invest;

- investor perception of investment managers' drive, focus and alignment of interest;

- business reputation;

- quality of services provided to and duration of relationships with fund investors;

- pricing and fund terms, including fees;

- the relative attractiveness of the types of investments that have been or will be made; and

- consideration of ESG issues.

Further, we believe that competition for investment opportunities is based primarily on the pricing, terms and structure of a proposed investment and certainty of execution.

A variety of factors could exacerbate the competitive risks we face, including:

- fund investors may reduce their investments in our funds or decrease their allocations in new funds based on a variety of factors, such as the occurrence of an economic downturn, their available capital, regulatory requirements or a desire to consolidate their relationships with investment firms;

- some of our competitors may have agreed, or may agree, to terms on their funds or products that are more favorable to fund investors than those of our funds or products, such as lower management fees, greater fee sharing or higher hurdles for performance allocations, and we may be unable to match or otherwise revise our terms;

- some of our funds may not perform as well as competitors' funds or other available investment products;

- some of our competitors may have raised, or may raise, significant amounts of capital and may have similar investment objectives and strategies to our funds, which could create additional competition for investment opportunities and reduce the size and duration of pricing inefficiencies that many alternative investment strategies seek to exploit;

- some of our competitors may have a lower cost of capital and access to funding sources that are not available to us;

- some of our competitors may have higher risk tolerances, different risk assessments or lower return thresholds, which could allow them to consider a wider variety of investments and bid more aggressively than us for investments;

- some of our competitors may be subject to less regulation or less regulatory scrutiny and, accordingly, may have more flexibility to undertake and execute certain businesses or investments than we do and/or bear less expense to comply with such regulations than we bear;

- there are relatively few barriers to entry impeding the formation of new funds, including a relatively low cost of entering these businesses, and the successful efforts of new entrants into our various lines of business have resulted, and may continue to result, in increased competition;

- if, as we expect, allocation of assets to alternative investment strategies increases, there may be increased competition for alternative investments and access to fund general partners and managers;

- some of our competitors may have instituted, or may institute, low cost, high speed financial applications and services based on artificial intelligence, and new competitors may enter the investment management space using new investment platforms based on artificial intelligence;

- some investors may prefer to pursue investments directly instead of investing through one of our funds;

- some investors may prefer to invest with an investment manager that is not publicly traded, is smaller or manages fewer investment products; and

- other industry participants continuously seek to recruit our investment professionals and other key personnel away from us.

We may lose investment opportunities in the future if we do not match investment prices, structures and terms offered by competitors. For example, competitors that are corporate buyers may be able to achieve synergistic cost savings in respect of an investment, which may allow them to submit a higher bid. Alternatively, we may experience decreased investment returns and increased risks of loss if we match investment prices, structures and terms offered by competitors. As a result, if we are forced to compete with other investment firms on the basis of price, we may be unable to maintain our current fees or other terms. There is a risk that management fees and performance allocations in the alternative investment management industry will decline, without regard to the historical performance of a manager. Management fee or performance allocation income reductions on existing or future funds, without corresponding decreases in our cost structure, would negatively impact our revenues and profitability and could have a material adverse effect on our results of operations, financial condition and cash flow.

In addition, if market conditions for competing investment products were to become more favorable, such products could offer rates of return superior to those achieved by our funds and the attractiveness of our funds relative to investments in other investment products could decrease. This competitive pressure could negatively impact our ability to make successful investments and limit our ability to raise future funds, either of which could have a material adverse effect on our results of operations, financial condition and cash flow.

Climate change and climate change-related regulation could adversely affect our business.

TPG and our portfolio companies face risks associated with climate change including risks related to the impact of climate-and ESG-related legislation and regulation (both domestically and internationally), risks related to climate-related business trends, and risks stemming from the physical impacts of climate change. In addition, uncertainties related to climate change and climate change-related regulation may adversely impact TPG Rise Climate, our dedicated climate impact investing product.

New climate change-related regulations or interpretations of existing laws may result in enhanced disclosure obligations, which could negatively affect us or our portfolio companies and materially increase our regulatory burden. Increased regulations generally increase our costs, and we could continue to experience higher costs if new laws require us to spend more time, hire additional personnel or buy new technology to comply effectively. In particular, compliance with climate- and other ESG-related rules in the EU is expected to result in increased legal and compliance costs and expenses which would be borne by us and our funds. See "—Risks Related to Our Business—We are subject to increasing scrutiny from fund investors and regulators on ESG matters, which may constrain investment opportunities for our funds and negatively impact our ability to raise capital from such investors." At the portfolio company level, while we have increasingly and substantially sought to invest in sectors that are inherently lower carbon intensity (e.g., technology, healthcare) which decreases transition risk, there are still individual portfolio companies in these and other sectors that could face transition risk if carbon-related regulations or taxes are implemented. Further, advances in climate science may change society's understanding of sources and magnitudes of negative effects on climate, which could negatively impact portfolio company financial performance and regulatory jeopardy.

In addition, TPG faces business trend-related climate risks including the increased attention to climate-related legislation and regulation by our fund investors. Certain fund investors have considered ESG factors, including climate risks, in determining whether to invest in our funds. See "—Risks Related to Our Business—We are subject to increasing scrutiny from fund investors and regulators on ESG matters, which may constrain investment opportunities for our funds and negatively impact our ability to raise capital from such investors." For our portfolio companies, business trends related to climate change may require capital expenditures, product or service redesigns, and changes to operations and supply chains to meet changing customer expectations. While this can create opportunities, not addressing these changed expectations could create business risks for portfolio companies, which could negatively impact the returns in our funds.

Further, significant physical effects of climate change including extreme weather events such as hurricanes or floods, can also have an adverse impact on certain of our portfolio companies and investments, especially our real asset investments and portfolio companies that rely on physical factories, plants or stores located in the affected areas. As the effects of climate change increase, we expect the frequency and impact of weather and climate related events and conditions to increase as well. For example, unseasonal or violent weather events can have a material impact to businesses or properties that focus on tourism or recreational travel.

While the geographic distribution of our portfolio inherently limits TPG's physical climate risk, some physical risk is inherent in the companies in our portfolio, particularly in some real estate holdings and Asia- and Africa-based investments and in the unknown potential for extreme weather that could occur related to climate change.

We expect TPG Rise Climate to face climate-related risks of a different nature. For example, an absence of future regulation, particularly in the United States, the U.K. and the European Union, around climate change and carbon output control could lead to diminished market demand in TPG Rise Climate's investment sectors. Additionally, implementation of the Paris Agreement and other climate-related initiatives by international, federal, state and regional policymakers and regulatory authorities and the pace of private actors seeking to reduce greenhouse gas emissions are uncertain. Uneven or slow implementation could negatively impact the speed of growth for the companies in TPG Rise Climate. Further, non-implementation could negatively impact the fund overall. In addition, different jurisdictions could classify investments made by TPG Rise Climate differently in terms of their sustainability, and thereby could open some assets to so-called transition risks.

Difficult economic and market conditions could negatively impact our businesses in many ways, including by reducing the value or hampering the performance of our funds' investments or reducing our funds' ability to raise or deploy capital, each of which could have a material adverse effect on our results of operations, financial condition and cash flow.

Our business is materially affected by conditions in the global financial markets and economic conditions or events throughout the world that are outside of our control, such as interest rates, availability of credit, inflation rates, economic uncertainty, changes in laws (including laws relating to taxation and regulations on the financial industry), pandemics or other severe public health events, trade barriers, commodity prices, currency exchange rates and controls, national and international political circumstances (including government shutdowns, wars, terrorist acts or security operations) and the effects of climate change. Recently, markets have been affected by U.S. interest rates, slower economic growth or recession, inflation, the COVID-19 pandemic, the imposition of trade barriers, ongoing trade negotiations with major U.S. trading partners, changes in U.S. tax regulations and geopolitical events such as the withdrawal of the UK from the EU (which is commonly referred to as "Brexit") and the ongoing war in Ukraine. These conditions, events and factors are outside our control and may affect the level and volatility of securities prices and the liquidity and the value of investments, and we may not be able to or may choose not to manage our exposure to them.

Volatility in the global financial markets or a financial downturn could negatively impact our business in a number of ways. Volatility or unfavorable market and economic conditions could reduce opportunities for our funds to make, exit and realize value from, and expected returns on, their existing investments. When financing is not available or becomes too costly, it is difficult for potential buyers to raise sufficient capital to purchase our funds' investments, and we may earn lower-than-expected returns on them, which could cause us to realize diminished or no performance allocations. Further, volatility caused by the COVID-19 pandemic could have a greater negative effect on industries that are more sensitive to changes in consumer demand, such as the travel and leisure, gaming and real estate industries. If not otherwise offset, declines in the equity, debt and commodity markets would likely cause us to write down our funds' investments. Our profitability may also be negatively impacted by our fixed costs and the possibility that we would be unable to scale back other costs within a time frame sufficient to match any decreases in net income relating to a downturn in market and economic conditions.

During periods of difficult market conditions or slowdowns, our funds' portfolio companies or assets in which we have invested may experience adverse operating performance, decreased revenues, financial losses, credit rating downgrades, difficulty in obtaining access to financing and increased funding costs. These companies may also have difficulty expanding their businesses and operations, meeting their debt service obligations or paying other expenses as they become due, including amounts payable to us. Negative financial results in our funds' portfolio companies could result in less appreciation across the portfolio and lower investment returns for our funds. Because our funds generally make a limited number of investments, negative financial results in a few of a fund's portfolio companies could severely impact the fund's total returns, which could negatively affect our ability to raise new funds, the performance allocations we receive and the value of our investments. Further, such negative market conditions could potentially result in a portfolio company entering bankruptcy proceedings, or in the case of certain real estate funds, the abandonment or foreclosure of investments, which could result in a complete loss of the fund's investment in such portfolio company and negatively impact the fund's performance and, consequently, the performance allocations we receive and the value of our investment, as well as our reputation.

Receipt of lower investment returns from our funds during a period of difficult market conditions could cause our cash flow from operations to significantly decrease, which could negatively impact our liquidity position and the amount of cash we have on hand to conduct our operations and pay dividends to our stockholders. The generation of less performance allocations could also affect our leverage ratios, external credit ratings and compliance with our credit facility covenants as well as our ability to renew or refinance all or part of our credit facility and contractual obligations. Having less cash on hand could in turn require us to rely on other sources of cash, such as the capital markets, to conduct our operations.

In addition, volatility or unfavorable market and economic conditions could make it difficult for our funds to find suitable investments or secure financing for investments on attractive terms. Heightened equity and credit market volatility could negatively impact availability and cost of financing for significant acquisitions and dispositions. If credit markets weaken, our funds may be unable to consummate significant acquisitions and dispositions on acceptable terms or at all. A general slowdown in global merger and acquisition activity due to the lack of suitable financing or an increase in uncertainty could slow in our investment pace, which in turn could negatively impact our ability to generate future performance allocations and fully invest the available capital in our funds. A slowdown in the deployment of our available capital could impact the management fees we earn on funds that generate fees based on invested (and not committed) capital, including our ability to raise, and the timing of raising, successor funds.

Market volatility could also negatively impact our fundraising efforts in several ways. We generally raise capital for a successor fund following the substantial and successful deployment of capital from the existing fund. Poor performance by existing funds as a result of market conditions could impair our ability to raise new funds as could any change in or rebalancing of fund investors' asset allocation policies. Investors often allocate to alternative asset classes (including private equity) based on a target percentage of their overall portfolio. If the value of an investor's portfolio decreases as a whole, the amount available to allocate to alternative assets (including private equity) could decline. Further, investors often take into account the amount of distributions they have received from existing funds when considering commitments to new funds. General market volatility or a reduction in distributions to investors could cause investors to delay making new commitments to funds or negotiate for lower fees, different fee sharing arrangements for transaction or other fees and other concessions. The outcome of such negotiations could result in our agreement to terms that are materially less favorable to us than for prior funds we have managed, and a decrease in the amount an investor commits to our funds could have an impact on the ultimate size of the fund and amount of management fees we generate.

Extensive regulation of our businesses affects our activities and creates the potential for significant liabilities and penalties. Increased regulatory focus on the alternative asset industry or legislative or regulatory changes could result in additional burdens and expenses on our business.

Our business is subject to extensive regulation, including periodic examinations, by governmental agencies and self-regulatory organizations in the jurisdictions in which we operate around the world. Many of these regulators, including U.S. and foreign government agencies and self-regulatory organizations, are empowered to conduct investigations and administrative proceedings that can result in fines, suspensions of personnel or other sanctions, including censure, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer or investment adviser from registration or memberships. If the SEC or any other governmental authority, regulatory agency or similar body takes issue with our past practices, including, for example, past investment and co-investment activities, internal operating policies and procedures or arrangements with our people, including our senior advisors, we will be at risk for regulatory sanction. Even if an investigation or proceeding does not result in a significant sanction, the costs incurred in responding to such matters could be material. Further, the adverse publicity relating to the investigation, proceeding or imposition of these sanctions could harm our reputation and cause us to lose existing investors or fail to attract new investors, as well as discourage others from doing business with us. Some of our funds invest in businesses that operate in highly regulated industries. The regulatory regimes to which such businesses are subject may, among other things, condition our funds' ability to invest in those businesses upon the satisfaction of applicable ownership restrictions or qualification requirements for receipt of regulatory approval. Obtaining regulatory approval is often a lengthy and expensive process with an uncertain outcome. Portfolio companies may be unable to obtain necessary regulatory approvals on a timely basis, if at all, and the failure to obtain such approvals may prevent our funds from consummating the applicable investments, which could materially and adversely affect their performance. Our failure to obtain or maintain any regulatory approvals necessary for our funds to invest in such industries may disqualify our funds from participating in certain investments or require our funds to divest certain assets.

In recent years, the SEC and its staff have focused on issues relevant to global investment firms and have formed specialized units devoted to examining such firms and, in certain cases, bringing enforcement actions against the firms, their principals and their employees. Such actions and settlements involving U.S.-based private fund advisers generally have involved a number of issues, including the undisclosed allocation of the fees, costs and expenses related to unconsummated co-investment transactions (i.e., the allocation of broken deal expenses), undisclosed legal fee arrangements affording the adviser greater discounts than those afforded to funds advised by such adviser and the undisclosed acceleration of certain special fees. We have in the past and may in the future be subject to SEC enforcement actions and settlements. Recent SEC focus areas have also included the use and compensation of, and disclosure regarding, operating partners or consultants, outside business activities of firm principals and employees, group purchasing arrangements and general conflicts of interest disclosures. The SEC has also commenced an industry-wide review of alternative asset manger's maintenance and preservation of electronic communications, of which we are a part. See Note 18, "Commitments and Contingencies—Legal Actions and Other Proceedings." We generally expect the SEC's oversight of global investment firms to continue to focus on concerns related to transparency, investor disclosure practices, fees and expenses, valuation, compliance policies and procedures and conflicts of interest, which could impact us in various ways. We further expect a continued greater level of SEC enforcement activity under the Biden administration, and while we have a robust compliance program in place, it is possible this enforcement activity will target practices that we believe are compliant and that were not targeted by the prior administration. We regularly are subject to requests for information and informal or formal investigations by the SEC and other regulatory authorities, with which we routinely cooperate and, in the current environment, even historical practices that have been previously examined are being revisited.

In February 2022, the SEC proposed new rules and amendments to existing rules under the Advisers Act specifically related to registered advisers and their activities with respect to private funds. If enacted, the proposed rules and amendments would significantly affect advisers to private funds, including us. In particular, the SEC has proposed to

- limit circumstances in which a fund manager can seek reimbursement, indemnification, exculpation or limitation of liability from a private fund;

- increase reporting requirements by private funds to investors concerning performance, fees and expenses;

- require registered advisers to obtain an annual audit for a private fund and also require such fund's auditor to notify the SEC upon the occurrence of certain material events;

- enhance requirements, including the need to obtain a fairness opinion and make certain disclosures, in connection with adviser-led secondary transactions (also known as GP-led secondaries);

- prohibit advisers from engaging in certain fee and expense practices, such as charging to private fund clients accelerated fees for unperformed services, fees and expenses associated with an examination or investigation of the adviser, or regulatory and compliance fees and expenses of the adviser, and charging fees or expenses related to a portfolio investment on a non-pro rata basis;

- prohibit an adviser from reducing the amount of its clawback of carried interest by the amount of certain taxes; and

- prohibit certain preferential treatment of private fund investors and require disclosure of other forms of preferential treatment of private fund investors in side letters or other arrangements with an adviser.

Amendments to the existing books and records and compliance rules under the Advisers Act would complement the new proposals and also require that all registered advisers document their annual compliance review in writing. The SEC recently adopted amendments to Rule 10b5-1, including, among other things, adding new conditions to the availability of the affirmative defense under the Exchange Act, creating new disclosure requirements and requiring filers to identify transactions made pursuant to a plan that intended to satisfy the affirmative defense conditions of Rule 10b5-1(c). The SEC has also recently proposed an expansion of the reporting obligations under Form PF, changes to the beneficial ownership reporting regime applicable to positions in public companies and has included in its regulatory agenda potential rulemaking on climate change disclosures and corporate diversity. These new or proposed rules could increase compliance burdens and associated regulatory costs and reduce our ability to receive certain expense reimbursements or indemnification in certain circumstances. In addition, even if not adopted, evaluating and responding to proposed rules could result in increased costs and require significant attention from management, and the new or proposed rules enhance the risk of regulatory action, which could adversely impact our reputation and our fundraising efforts, including as a result of public regulatory sanctions.

We regularly rely on exemptions from various requirements of the Securities Act, Exchange Act, the Investment Company Act, the Commodity Exchange Act of 1936, as amended, and the U.S. Employee Retirement Income Security Act of 1974, as amended, or "ERISA," in conducting our asset management activities in the United States. If these exemptions were to become unavailable to us, we could become subject to regulatory action or third-party claims, and our business could be negatively impacted. For example, in 2014, the SEC amended Rule 506 of Regulation D under the Securities Act, an exemption on which we routinely rely to market interests in our funds, to impose "bad actor" disqualification provisions that ban an issuer from offering or selling securities pursuant to the safe harbor in Rule 506 if the issuer, or any other "covered person," is the subject of a criminal, regulatory or court order or other disqualifying event under the rule which has not been waived by the SEC. The definition of "covered person" under the rule includes an issuer's directors, general partners, managing members and executive officers; affiliates who are also issuing securities in the offering; beneficial owners of 20% or more of the issuer's outstanding equity securities; and promoters and persons compensated for soliciting investors in the offering. Accordingly, we would be unable to rely on Rule 506 to offer or sell securities if we or any "covered person" is the subject of a disqualifying event under the rule and we are unable to obtain a waiver from the SEC.

Similarly, in conducting our asset management activities outside the United States, we rely on exemptions from the regulatory regimes of various foreign jurisdictions. Exemptions from U.S. and foreign regulations are often highly complex and may, in certain circumstances, depend on compliance by third parties we do not control. If these exemptions were to become unavailable to us, our business could be negatively impacted, as these regulations often serve to limit our activities and impose burdensome compliance requirements. See "Item 1. Business—Regulation and Compliance." Moreover, the requirements imposed by our regulators are designed primarily to ensure the integrity of the financial markets and to protect our fund investors and not our stockholders.

Changes in the U.S. political environment and financial regulatory changes in the United States could negatively impact our business.

The current U.S. political environment and the resulting uncertainties regarding actual and potential shifts in U.S. foreign investment, trade, taxation, economic, environmental and other policies under the Biden administration could lead to disruption, instability and volatility in the global markets. The consequences of previously enacted legislation could also impact our business operations in the future. For example, bipartisan legislation enacted in August 2018 has increased and may continue to significantly increase the number of transactions that are subject to the jurisdiction of the Committee on Foreign Investment in the United States (the "CFIUS"), which has the authority to review and potentially block or impose conditions on certain foreign investments in U.S. companies or real estate. CFIUS' expanded jurisdiction may reduce the number of potential buyers of certain of our funds' portfolio companies and thus limit the ability of our funds to exit from certain investments, as well as limit our flexibility in structuring or financing certain transactions. On August 16, 2022, the U.S. government enacted the Inflation Reduction Act of 2022 which, among other things, includes changes to the U.S. corporate income tax system, including a 15% minimum tax based on "adjusted financial statement income" for certain large corporations that will not be effective until 2023 and a 1% excise tax on share repurchases after December 31, 2022. Such changes could materially increase the taxes imposed on us or our funds' portfolio companies. See "—Risks Related to Taxation—Changes in relevant tax laws, regulations or treaties or an adverse interpretation of these items by tax authorities could negatively impact our effective tax rate and tax liability." Further, negative public sentiment could lead to heightened scrutiny and criticisms of our business model generally, or our business and investments in particular.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), enacted in 2010, has imposed significant changes on almost every aspect of the U.S. financial services industry, including aspects of our business. On May 24, 2018, the Economic Growth, Regulatory Relief and Consumer Protection Act (the "Reform Act") was signed into law. The Reform Act amends various sections of the Dodd-Frank Act.

The Reform Act and various other proposals focused on deregulation of the U.S. financial services industry could have the effect of increasing competition or otherwise reducing investment opportunities, which could negatively impact our business. The Reform Act also modified automatic additional regulatory compliance issues for financial entities that were deemed "Systemically Important Financial Institutions" from $50 billion AUM to $250 billion AUM. There is legislative risk under the Biden administration that such designation will revert back to $50 billion and expand its application to include private equity asset management firms.

Under applicable SEC rules, investment advisers are required to implement compliance policies designed, among other matters, to track campaign contributions by certain of the adviser's employees and engagements of third parties that solicit government entities and to keep certain records to enable the SEC to determine compliance with the rule. In addition, there have been similar rules on a state level regarding "pay to play" practices by investment advisers. FINRA adopted its own set of "pay to play" regulations, which went into effect on August 20, 2017, that are similar to the SEC's regulations. In addition, many pay to play regimes (including the SEC pay to play rule for investment advisers) impute the personal political activities of certain executives and employees, and in some instances their spouses and family members, to the manager for purposes of potential pay to play liability.

The Dodd-Frank Act also imposes a regulatory structure on the "swaps" market, including requirements for clearing, exchange trading, capital, margin, reporting and recordkeeping. The Commodity Futures Trading Commission (the "CFTC") has finalized many rules applicable to swap market participants, including business conduct standards for swap dealers, reporting and recordkeeping, mandatory clearing for certain swaps, exchange trading rules applicable to swaps, initial and variation margin requirements for uncleared swap transactions and regulatory requirements for cross-border swap activities. These requirements could reduce market liquidity and negatively impact our business, including by reducing our ability to enter swaps.

The Dodd-Frank Act authorizes federal regulatory agencies to review and, in certain cases, prohibit compensation arrangements at financial institutions that give employees incentives to engage in conduct deemed to encourage inappropriate risk taking by covered financial institutions. In May 2016, the SEC and other federal regulatory agencies proposed a rule that would apply requirements on incentive-based compensation arrangements of "covered financial institutions," including certain registered investment advisers and broker-dealers above a specific asset threshold. This, if adopted, could limit our ability to recruit and retain investment professionals and senior management executives. However, the proposed rule remains pending and may be subject to significant modifications.

Furthermore, negative public sentiment could lead to heightened scrutiny and criticisms of our business model generally, or our business and investments in particular. For example, in June 2019, certain members of the U.S. Congress introduced the Stop Wall Street Looting Act of 2019, a comprehensive bill intended to fundamentally reform the private equity industry. Following the 2020 presidential and congressional elections in the United States, there has been an increased risk of legislative and regulatory action that could adversely limit and affect our and our funds' portfolio companies' businesses. In August 2021, legislation was introduced in the Senate proposing to change the definition of carried interest. The "Ending the Carried Interest Loophole Act" proposed to close the tax rate differential between carried interests and ordinary income and accelerate the recognition and payment of tax on the receipt of carried interest and would have material impact on our business if enacted. Other potential changes in legislation or regulation may include higher corporate tax rate, greater scrutiny on the private equity industry or elimination of carried interest or limitations of the capital gains tax. If the proposed bills or parts thereof, or other similar legislation, were to become law, it could negatively impact affect us, our funds' portfolio companies and our investors.

Future legislation, regulation or guidance could negatively impact the fund industry generally and/or us specifically. Financial services and private funds may in the future be subject to further governmental scrutiny, an increase in regulatory investigations and/or enhanced regulation, including as a result of changes in the presidency or congressional leadership. Any changes in the regulatory framework applicable to our business, including the changes described above, may impose additional compliance and other costs on us, require the attention of our senior management or result in limitations on the manner in which we conduct our business, all of which could negatively impact our profitability.

Changing regulations regarding derivatives and commodity interest transactions could negatively impact our business.

The regulation of derivatives and commodity interest transactions in the United States and other countries is a rapidly changing area of law and is subject to ongoing modification by governmental and judicial action. We and our affiliates enter into derivatives transactions for various purposes, including to manage the financial risks related to our business. Accordingly, the impact of this evolving regulatory regime on our business is difficult to predict, but it could be substantial and adverse.

Managers of certain pooled investment vehicles with exposure to certain types of derivatives may be required to register with the CFTC as commodity pool operators and/or commodity trading advisors and become members of the National Futures Association. As such, certain of our or our affiliates' risk management or other commodities interest-related activities may be subject to CFTC oversight. To date, we have concluded that the covered activities in which our affiliates engage do not rise to the level of requiring the subsidiaries to register with the CFTC or the National Futures Association, or the "NFA," and instead, these affiliates file for exemptions from such registration requirements. As part of ensuring the affiliates continue to be exempt from registration, we have instituted procedures to monitor our exposure to covered activities and comply with exemption renewal requirements. In the event that the frequency of our affiliates' engagement in covered activities exceeds the threshold for exemption from registration, such affiliates could become subject to a wide range of other regulatory requirements, such as:

- potential compliance with certain commodities interest position limits or position accountability rules;

- administrative requirements, including recordkeeping, confirmation of transactions and reconciliation of trade data; and

- mandatory central clearing and collateral requirements. Our business may incur increased ongoing costs associated with monitoring compliance.

Newly instituted and amended regulations could significantly increase the cost of entering into derivative contracts (including through requirements to post collateral, which could negatively impact our available liquidity), materially alter the terms of derivative contracts, reduce the availability of derivatives to protect against risks that we encounter, reduce our ability to restructure our existing derivative contracts and increase our exposure to less creditworthy counterparties. If we reduce our use of derivatives as a result of such regulations (and any new regulations), our results of operations may become more volatile and our cash flows may be less predictable.

Federal, state and foreign anti-corruption and trade sanctions laws applicable to us, our funds and our funds' portfolio companies create the potential for significant liabilities and penalties, the inability to complete transactions and reputational harm.

We are subject to a number of laws and regulations governing payments, offers and contributions to or for the benefit of public officials or other parties, including restrictions imposed by the FCPA, as well as economic sanctions and export control laws administered by OFAC, the U.S. Department of Commerce and the U.S. Department of State. The FCPA prohibits bribery of foreign public officials, government employees and political parties and requires public companies in the United States to keep books and records that accurately and fairly reflect their transactions. The U.S. Department of Commerce and the U.S. Department of State administer and enforce certain export control laws and regulations, and OFAC and the U.S. Department of State administer and enforce economic sanctions based on U.S. foreign policy and national security goals against targeted countries, jurisdictions, territories, regimes, entities, organizations and individuals. These laws and regulations relate to a number of aspects of our businesses, including servicing existing fund investors, finding new fund investors and sourcing new investments, as well as the activities of our funds' portfolio companies. U.S. government regulators, including the U.S. Department of Justice, the SEC and OFAC, have devoted more resources to enforcement of the FCPA and export control laws as enforcement has become more of a priority in recent years. A number of other countries, including countries where we and our funds' portfolio companies maintain operations or conduct business, have also expanded significantly their enforcement activities, especially in the anti-corruption area. Recently, the U.S. government has also used sanctions and export controls to address broader foreign and international economic policy goals. While we have developed and implemented policies and procedures designed to ensure compliance by us and our personnel with the FCPA, economic sanctions laws and other applicable anti-bribery laws, as well as with sanctions and export control laws, such policies and procedures may not be effective in all instances to prevent violations. Any determination that we have violated these laws could subject us to, among other things, civil and criminal penalties, material fines, profit disgorgement, injunctions on future conduct, securities litigation, disbarment and a general loss of investor confidence, any one of which could have a material adverse effect on our results of operations, financial condition and cash flow.

Laws in non-U.S. jurisdictions as well as other applicable anti-bribery, anti-corruption, anti-money laundering, economic sanctions or other export control laws abroad, may also impose stricter or more onerous requirements than the FCPA, OFAC, the U.S. Department of Commerce and the U.S. Department of State, and implementing them may disrupt our business or cause us to incur significantly more costs to comply with those laws. Differences between such U.S. and non-U.S. laws increase the risks and complexities of compliance and sometimes present actual conflicts of law (especially in the sanctions area). For example, in the U.K., we are subject to laws regarding the prevention of money laundering and the financing of terrorism as well as laws prohibiting bribery, including the U.K. Bribery Act 2010. We cannot predict the nature, scope or effect of future regulatory requirements to which we might be subject or the manner in which existing laws might be administered, interpreted or enforced. Our funds' portfolio companies' compliance policies and procedures may not prevent all instances of money laundering or bribery, or other prohibited transactions, including those arising from actions by employees, for which we or they might be held responsible. If we fail to comply with this multitude of laws and regulations, even where conflicts of law arise, we could be exposed to claims for damages, civil or criminal penalties, reputational harm, incarceration of our employees, restrictions on our operations (including disbarment) and other liabilities, which could have a material adverse effect on our results of operations, financial condition and cash flow. In addition, depending on the circumstances, we could be liable for violations of applicable anti-corruption, sanctions or export control laws committed by companies in which we or our funds invest.

In addition, the recently enacted Foreign Investment Risk Review Modernization Act ("FIRRMA") and related regulations significantly expanded the types of transactions that are subject to the jurisdiction of the CFIUS. Under the FIRRMA, the CFIUS has the authority to review and potentially block or impose conditions on certain foreign investments in U.S. companies or real estate, which may reduce the number of potential buyers and limit the ability of our funds to exit from certain investments. In addition, we may be subject to successor liability for FCPA violations or other acts of bribery, or violations of applicable sanctions or other export control laws, committed by companies in which we or our funds invest or which we or our funds acquire. Allegations that our funds' portfolio companies engaged in conduct that is perceived to have violated anti-corruption laws, economic sanctions laws, or export control laws could negatively impact us, create legal liability, or cause reputational and business harm that could negatively impact the valuation of a fund's investments.

Regulatory initiatives in jurisdictions outside the United States could negatively impact our business.

Similar to the United States, the current environment in non-U.S. jurisdictions in which we operate, in particular the EU and the U.K., has become subject to an expanding body of regulation. Governmental regulators and other authorities have proposed or implemented a number of initiatives and additional rules and regulations that could negatively impact our business.

AIFMD. The Alternative Investment Fund Managers Directive ("AIFMD"), as implemented in each member state of the European Economic Area ("EEA") and as implemented and retained by the U.K. following its departure from the EU, imposes certain initial and ongoing regulatory obligations with respect to the marketing of alternative investment funds to investors domiciled in the EEA or the U.K. or with a registered office or otherwise based in the EEA or the U.K. by alternative investment fund managers. AIFMD, as implemented in the EEA and U.K., applies to us to the extent that we actively market our funds to investors in the EEA and U.K. We may also be required to comply with additional obligations under the AIFMD to the extent we perform delegated portfolio management services with respect to an E.U.-based alternative investment fund. AIFMD is currently under review by the European Commission and negotiations to reach the final amended text are currently ongoing. It is therefore difficult at this time to predict the final form of the changes to AIFMD but they may, amongst other things, increase the cost and complexity of raising capital. It is not yet clear to what extent (if any) the U.K. would reflect any changes to AIFMD in its domestic rules.

Anti-Money Laundering. During 2020, two new EU Anti-Money Laundering (AML) Directives came into force: the fifth AML EU Directive ("AMLD5") and the sixth AML EU Directive ("AMLD6"). AMLD5 was implemented into U.K. law on January 10, 2020. The changes under AMLD5 include new, more stringent customer due diligence measures and reporting requirements. AMLD5 has added complexity to our internal processes and any perceived shortcomings in our adoption of AMLD5 could create reputational risks to our business. AMLD6 harmonizes the definition of money laundering across the EU, expands the number of offenses that fall under the definition of money laundering and extends criminal liability to include punishments for legal persons. The U.K. government has not implemented AMLD6 for the time being.

Sustainable Finance. Regulation (2019/2088) on sustainability-related disclosures in the financial sector (the "SFDR") came into force on March 10, 2021 and on June 22, 2020, the Official Journal of the European Union published a classification system that establishes a list of environmentally sustainable economic activities (Regulation (EU) 2020/852 of the European Parliament and of the Council of 18 June 2020 on the establishment of a framework to facilitate sustainable investment (the "Taxonomy Regulation")). We are captured by both the SFDR and the Taxonomy Regulation, which, together with associated delegated regulation, introduce mandatory sustainability-related transparency and disclosure requirements for fund managers actively marketing their funds in the EEA, including funds which are marketed as sustainable. The SFDR requires an Alternative Investment Fund Manager ("AIFM") to disclose how sustainability risks are taken into account in investment decision making processes and certain AIFMs are required to disclose how they integrate principal adverse impact on sustainability factors into investment decisions. As a result, we must collect and disclose a large amount of additional data pursuant to these ESG regulations, which could materially increase the compliance burden and costs for our operations.

- *UK TCFD reporting.* Further, the U.K. Government's stated policy goal is to introduce economy-wide mandatory Taskforce on Climate-related Financial Disclosures ("TCFD") reporting by 2025. The U.K. is in the process of introducing mandatory TCFD-aligned disclosure requirements for U.K. firms. The regime captures (amongst others) any firm providing portfolio management (which includes managing investment or private equity or other private market activities consisting of either advising on investments or managing investments on a recurring or ongoing basis in connection with an arrangement which aims to invest in unlisted securities) where the assets under management exceed £5 billion calculated as a three-year rolling average. It is unclear at this stage what impact this new regime will have on our business.

- *Corporate Sustainability Due Diligence Directive.* On February 23, 2022, the European Commission published its proposal for the Corporate Sustainability Due Diligence Directive ("CSDD"), which will intensify scrutiny of human rights and environmental diligence systems for companies. Compliance with the CSDD may create an additional compliance burden and increased legal, compliance, governance, reporting and other costs because of the need to collect certain information from portfolio companies to meet the reporting requirements.

- *Corporate Sustainability Reporting Directive*. On January 5, 2023, the Corporate Sustainability Reporting Directive (Directive (EU) 2022/2464 of the European Parliament and of the Council of 14 December 2022 amending Regulation (EU) No 537/2014, Directive 2004/109/EC, Directive 2006/43/EC and Directive 2013/34/EU, regarding corporate sustainability reporting (the "CSRD") came into force. The CSRD introduces more detailed sustainability reporting requirements, including but not limited to, climate and environmental issues and factors related to social and corporate governance, such as equality, human rights and fair working conditions. In addition, CSRD requires external auditing and assurance of sustainability reports and is expected to implement mandatory ESG standards with more detailed reporting requirements. Compliance with the CSRD may create an additional compliance burden and increased legal, compliance, governance, reporting and other costs.

Leveraged Transactions. In May 2017, the European Central Bank ("ECB") issued guidance on leveraged transactions that applies to significant credit institutions supervised by the ECB in member states of the euro zone (i.e., those EU member states that have adopted the euro as their currency). Under the guidance, credit institutions should have in place internal policies that include a definition of "leveraged transactions." Loans or credit exposures to a borrower should be regarded as leveraged transactions if (i) the borrower's post-financing level of leverage exceeds a total debt to EBITDA ratio of 4.0 times or (ii) the borrower is owned by one or more "financial sponsors." For these purposes, a financial sponsor is an investment firm that undertakes private equity investments in and/or leveraged buyouts of companies. Following these guidelines, credit institutions in the euro zone could in the future limit, delay or restrict the availability of credit and/or increase the cost of credit for our funds or our funds' portfolio companies involved in leveraged transactions.

Foreign Direct Investment. A number of jurisdictions continue to establish or strengthen restrictions on foreign direct investment. These countries often authorize their heads of state and/or regulatory bodies to block or impose conditions on certain transactions, such as investments, acquisitions and divestitures, if they threaten national security. In addition, many jurisdictions restrict foreign investment in assets important to national security by taking steps such as limiting foreign equity investment, implementing investment screening or approval mechanisms and restricting foreigners from serving as key personnel. These laws could limit our funds' ability to make or exit investments or impose burdensome notification requirements, operational restrictions or delays in pursuing and consummating transactions.

Hong Kong Security Law. On June 30, 2020, the National People's Congress of China passed a national security law (the "National Security Law"), which criminalizes certain offenses, including secession, subversion of the Chinese government, terrorism and collusion with foreign entities. The National Security Law also applies to non-permanent residents. Although the extra-territorial reach of the National Security Law remains unclear, there is a risk that its application to conduct outside the Hong Kong Special Administrative Region of the People Republic of China ("Hong Kong") by non-permanent residents of Hong Kong could limit the activities of or negatively impact us, our funds and/or our funds' portfolio companies. The United States, the United Kingdom and several EU countries have expressed concerns regarding the National Security Law. The United States and other countries may take action against China, its leaders and leaders of Hong Kong, which may include the imposition of sanctions. Escalation of tensions resulting from the National Security Law, including conflict between China and other countries, protests and other government measures, as well as other economic, social or political unrest in the future, could negatively impact the security and stability of the region and have a material adverse effect on countries in which we, our funds and our funds' portfolio companies or any of their respective personnel or assets are located. While we maintain offices in Hong Kong and our funds invest in portfolio companies that operate in Hong Kong or are currently or expected to be listed on the Stock Exchange of Hong Kong (which investments comprise approximately 3% of our AUM), none of our funds invests exclusively in Hong Kong; our Hong Kong operations, including our personnel and investments, do not represent a significant portion of our business; and our portfolio companies do not generally engage in commercial practices that would implicate the National Security Law. Nevertheless, the aforementioned risks, including an expansionary application of the National Security Law in unpredictable circumstances by the Chinese authorities, and any downturn in Hong Kong's economy could negatively impact the industries in which we participate, negatively impact our, our funds' or their portfolio companies' operations and have a material adverse effect on our results of operations, financial condition and cash flow. See "—Risks Related to Our Business—Changes in China's governmental policies could have an adverse effect on our business and operations."

Data Privacy. We and our funds' portfolio companies collect personally identifiable information and other sensitive and confidential data as an integral part of our business processes. Our compliance obligations include those relating to U.S. data privacy and security laws such as the California Consumer Privacy Act (the "CCPA") and the California Privacy Rights Act (the "CPRA"), which provides for enhanced consumer protections for California residents, a private right of action for data breaches and statutory fines and damages for data breaches or other CCPA or CPRA violations, as well as a requirement of "reasonable" cybersecurity.

The adoption, interpretation and application of privacy laws or regulations in the U.S., EU (and its member states), the U.K. and elsewhere are often uncertain and in flux, and in some cases, laws or regulations in one country may be inconsistent with, or contrary to, those of another country. Federal, state, and foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws and regulations affecting data privacy. Any of our U.S. operations may be impacted by a growing movement to adopt comprehensive privacy and data protection laws similar to the GDPR, where such laws focus on privacy as an individual right in general. For example, the State of California has passed the CCPA. The CCPA generally applies to businesses that collect personal information about California consumers, and either meet certain thresholds with respect to revenue or buying and/or selling consumers' personal information. The CCPA imposes stringent legal and operational obligations on such businesses as well as certain affiliated entities that share common branding. The CCPA is enforceable by the California Attorney General. Additionally, if unauthorized access, theft or disclosure of a consumer's personal information occurs, and the business did not maintain reasonable security practices, consumers could file a civil action (including a class action) without having to prove actual damages. Statutory damages range from $100 to $750 per consumer per incident, or actual damages, whichever is greater. The California Attorney General also may impose civil penalties ranging from $2,500 to $7,500 per violation. Further, California passed the CPRA to amend and extend the protections of the CCPA. Under the CPRA, California will establish a new state agency focused on the enforcement of its privacy laws, likely leading to greater levels of enforcement and greater costs related to compliance with the CCPA and CPRA.

Other states in the U.S., have either passed, proposed or are considering similar laws and regulations to the CCPA and GDPR (such as the Nevada Privacy of Information Collected on the Internet from Consumers Act, which became effective on October 1, 2021, the Virginia Consumer Data Protection Act passed March 2, 2021, the Colorado Privacy Act passed on July 8, 2021, the Utah Consumer Privacy Act passed on March 24, 2022, and the Connecticut Data Privacy Act passed on May 10, 2022, all of which will become effective in 2023), which could impose similarly significant costs, potential liabilities and operational and legal obligations. Such laws and regulations are expected to vary from jurisdiction to jurisdiction, thus further increasing costs, operational and legal burdens, and the potential for significant liability on regulated entities.

Many foreign countries and governmental bodies, including the EU and other relevant jurisdictions where we and our funds' portfolio companies conduct business, have laws and regulations concerning the collection and use of personally identifiable information and other data obtained from their residents or by businesses operating within their jurisdiction that are more restrictive than those in the United States. These more restrictive laws include, but are not limited to, the GDPR, as it forms part of the laws of England, Wales, Scotland and Northern Ireland by virtue of section 3 of the European Union (Withdrawal) Act 2018 ("UK GDPR"), the Hong Kong Personal Data (Privacy) Ordinance and the Australian Privacy Act. Privacy and cybersecurity laws in China, Hong Kong, Singapore, Korea, India and other jurisdictions may also impact data in those jurisdictions, including by requiring the localization of such data or subjecting such systems to intrusive governmental inspections. These legal and contractual arrangements heighten our privacy obligations in the ordinary course of conducting our business in the United States and internationally.

While we have made significant efforts and investment to develop policies and procedures to address data privacy laws, we potentially remain exposed to liability, particularly given the continued and rapid development of privacy laws and regulations around the world and increased enforcement action. Any inability, or perceived inability, by us or our funds' portfolio companies to adequately address privacy concerns, or comply with applicable laws, regulations, policies, industry standards and guidance, contractual obligations, or other legal obligations, even if unfounded, could result in significant regulatory liability (for example, depending on the nature and severity of the breach (and with a requirement on regulators to ensure any enforcement action taken is proportionate), non-compliance with the GDPR and UK GDPR could (in the worst case) attract regulatory penalties up to the greater of: (i) €20 million / £17.5 million (as applicable); and (ii) 4% of an entire group's total annual worldwide turnover, as well as the possibility of other enforcement actions), third-party liability, increased costs, disruption of our and our funds' portfolio companies' business and operations and loss of client (including investor) confidence and other reputational damage. Furthermore, as new privacy-related laws and regulations are implemented, the time and resources needed for us and our funds' portfolio companies to comply with such laws and regulations continues to increase.

New prudential regimes for U.K. investment firms. The U.K. has implemented a new prudential regime for investment firms (which mirrors similar measures being implemented in the EU) known as the Investment Firms Prudential Regime (the "IFPR"). The IFPR applies to TPG Europe, LLP, our London-based affiliate ("TPG Europe"), and relates to the firm's regulatory capital requirements, remuneration rules as well as internal governance, disclosure, reporting and liquidity requirements.

The withdrawal of the U.K. from the EU could have a range of adverse consequences for us, our funds or our funds' portfolio companies.

Brexit has impacted our European operations. TPG Europe is authorized and regulated in the U.K. as an investment firm by the FCA and is permitted to carry on certain regulated activities, acting as a sub-advisor mainly to our U.S. operations. Prior to the end of the transition period, TPG Europe benefitted from access to the cross-border services "passport" under the European Markets in Financial Instruments Directive (the "MiFID Passport"). The MiFID Passport allowed U.K. regulated firms such as TPG Europe to provide regulated services to clients in EEA member states without needing to be separately authorized or licensed in each jurisdiction. The MiFID Passport ceased to be available to TPG Europe at the end of the above-described transition period and, where relevant, it must now operate on a cross-border basis pursuant to licensing exemptions. In light of the continuing uncertainty surrounding Brexit, there can be no assurance that any renegotiated laws or regulations will not have an adverse impact on TPG Europe and its operations.

Risks Related to Taxation

Our structure involves complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. Our structure is also subject to on-going future potential legislative, judicial or administrative change and differing interpretations, possibly on a retroactive basis.

The U.S. federal income tax treatment of our structure and transactions undertaken by us depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available.

Our stockholders should also be aware that the U.S. federal income tax rules are constantly under review by persons involved in the legislative process, the IRS and the U.S. Department of the Treasury, frequently resulting in revised interpretations of established concepts, statutory changes, revisions to regulations and other modifications and interpretations. For example, it is possible that future legislation increases the U.S. federal income tax rates applicable to corporations. No prediction can be made as to whether any particular proposed legislation will be enacted or, if enacted, what the specific provisions or the effective date of any such legislation would be, or whether it would have any effect on us. As such, we cannot assure our stockholders that future legislative, administrative or judicial developments will not result in an increase in the amount of U.S. tax payable by us, our funds, portfolio companies owned by our funds or by investors in our Class A common stock. If any such developments occur, our business, results of operation and cash flows could be adversely affected and such developments could have an adverse effect on our stockholders' investment in our Class A common stock.

Changes in relevant tax laws, regulations or treaties or an adverse interpretation of these items by tax authorities could negatively impact our effective tax rate and tax liability.

Our effective tax rate and tax liability is based on the application of current income tax laws, regulations and treaties. These laws, regulations and treaties are complex, and the manner which they apply to us and our funds is sometimes open to interpretation. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. Although management believes its application of current laws, regulations and treaties to be correct and sustainable upon examination by the tax authorities, the tax authorities could challenge our interpretation, resulting in additional tax liability or adjustment to our income tax provision that could increase our effective tax rate. Regarding the impact of our status as a corporation on our income taxes, see Note 13, "Income Taxes," to the Consolidated Financial Statements.

Tax laws, regulations or treaties newly enacted or enacted in the future may cause us to revalue our net deferred tax assets and have a material change to our effective tax rate and tax liabilities. In December 2020, the IRS released final regulations under Section 162(m), which addressed changes made by the TCJA and, among other things, extended the coverage of Section 162(m) to include compensation paid by a partnership for services performed for it by a covered employee of a corporation that is a partner in the partnership. These regulations could meaningfully reduce the amount of tax deductions available to us in future years for compensation paid to covered employees. Further, foreign, state and local governments may continue to enact tax laws in response to the TCJA that could result in further changes to foreign, state and local taxation and have a material adverse effect on our results of operations, financial condition and cash flow.

Moreover, on August 16, 2022, the Inflation Reduction Act of 2022 ("IRA") was enacted in the United States. The IRA, among other things, includes a 15% minimum tax on adjusted financial statement income of corporations with average annual adjusted financial statement income in excess of $1 billion over a three-year period, a 1% excise tax on stock repurchases and additional clean energy tax incentives. There are significant uncertainties relating to the application of the IRA. Although the IRS and Treasury released preliminary guidance under the IRA, significant uncertainties remained after such guidance was issued, and it is not clear when additional guidance will be issued. We are assessing the impact of the IRA on us and our financial statements and will continue to do so as further guidance and information becomes available.

The U.S. Congress, the Organization for Economic Co-operation and Development (the "OECD") and other government agencies in jurisdictions in which we invest or do business remain focused on the taxation of organizations, such as TPG. The OECD, which represents a coalition of member countries, is contemplating changes to numerous longstanding tax principles through its base erosion and profit shifting ("BEPS") project, which focuses on a number of issues, including profit shifting among affiliated entities in different jurisdictions, interest deductibility and eligibility for the benefits of double tax treaties. Several of the proposed measures, including measures relating to the deductibility of interest expense, local nexus requirements, transfer pricing, treaty qualification and hybrid instruments could potentially be relevant to some of our ownership structures and could have an adverse tax impact on us, our funds, investors and/or our funds' portfolio companies. Some member countries have been moving forward on the BEPS agenda but, because the timing of implementation and the specific measures adopted will vary among participating states, significant uncertainty remains regarding the impact of the BEPS proposals. If implemented, these and other proposals could result in increased taxes on income from our investments and increased non-U.S. taxes on our management fees. In addition, on October 8, 2021, the OECD/G20 inclusive framework on BEPS (the "Inclusive Framework") published a statement updating and finalizing the key components of a two-pillar plan on global tax reform under the BEPS project originally agreed on July 1, 2021, and a timetable for implementation by 2023, which has since been extended in certain important respects to 2024. Under pillar one, a portion of the residual profits of multinational businesses with global turnover above €20 billion and a profit margin above 10% will be allocated to market countries where such allocated profits would be taxed, and under pillar two, the Inclusive Framework has agreed on a global minimum corporate tax rate of 15% for companies with revenue above €750 million, calculated on a country-by-country basis. Over 130 members of the Inclusive Framework are participating in the two-pillar plan. The OECD has published model rules and other guidance with respect to the two-pillar plan, and additional guidance is expected to be published in 2023. Although the timing and scope of any new provisions, which may be implemented by the Inclusive Framework members are currently subject to significant uncertainty, the implementation of any could negatively impact us, our funds, our funds' portfolio companies and our investors.

Legislative changes have been proposed that would, if enacted, modify the tax treatment of partnership interests. If this or any similar legislation or regulation were to be enacted and apply to us, we could incur a substantial increase in our compensation costs and it could result in a reduction in the value of our Class A common stock.

Under the TCJA, investments must be held for more than three years, rather than the prior requirement of more than one year, for performance allocations to be treated for U.S. federal income tax purposes as capital gain. In connection with the enactment of the IRA, certain proposals were made, that if enacted, would have significantly extended the required holding period rules and the scope of the rules governing the taxation of certain performance allocations. While these proposals were not ultimately included in the IRA, those proposals, or other similar proposals, could be adopted pursuant to future legislation. The longer holding period requirement under the TCJA (or as may be enacted under any current future proposals) may result in some or all of our performance allocations being treated as short-term capital gain, which would materially increase the amount of taxes that our employees and other key personnel holding equity would be required to pay. In January 2021, the IRS released regulations implementing the performance allocation provisions that were enacted as part of the TCJA. The tax consequences of such regulations are uncertain. Although most proposals regarding the taxation of performance allocations still require gain realization before applying short-term capital gain rates, legislation has been proposed that would assume a deemed annual return on performance allocations and tax that amount annually, with a true-up once the assets are sold. In addition, following the TCJA, the tax treatment of performance allocations has continued to be an area of focus for policymakers and government officials, which could result in a further regulatory action by federal or state governments. For example, certain states, including New York and California, have proposed legislation to levy additional state tax on performance allocations. Tax authorities and legislators in other jurisdictions that TPG has investments or employees in could clarify, modify or challenge their treatment of performance allocations. See "Risks Related to Our Industry—Changes in the U.S. political environment and financial regulatory changes in the United States could negatively impact our business."

We may be required to fund withholding tax upon certain exchanges of Common Units into shares of our Class A common stock (or, in certain cases, shares of our nonvoting Class A common stock) by non-U.S. holders.

In the event of a transfer by a non-U.S. transferor of an interest in a partnership, the transferee generally must withhold tax in an amount equal to ten percent of the amount realized (as determined for U.S. federal income tax purposes) by the transferor on such transfer absent an exception. Holders of Common Units may include non-U.S. holders. Pursuant to the Exchange Agreement, a non-U.S. holder of Common Units is entitled to have such holder's Common Units exchanged for cash from a substantially concurrent public offering or private sale (based on the closing price per share of the Class A common stock on the day before the pricing of such public offering or private sale (taking into account customary brokerage commissions or underwriting discounts actually incurred)) or (at our option) shares of our Class A common stock (or, in certain cases, shares of our nonvoting Class A common stock). To the extent withholding is required and we elect to deliver shares of our Class A common stock (or, in certain cases, shares of our nonvoting Class A common stock) rather than cash, we may not have sufficient cash to satisfy such withholding obligation, and we may be required to incur additional indebtedness or sell shares of our Class A common stock in the open market to raise additional cash in order to satisfy our withholding tax obligations.

If a TPG Operating Group partnership were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, we and the TPG Operating Group partnership might be subject to potentially significant tax inefficiencies, and we would not be able to recover payments previously made under the Tax Receivable Agreement even if the corresponding tax benefits were subsequently determined to have been unavailable due to such status.

We intend to operate such that no TPG Operating Group partnership becomes a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. A "publicly traded partnership" is a partnership the interests of which are traded on an established securities market or readily tradable on a secondary market or the substantial equivalent thereof. Under certain circumstances, exchanges of Common Units pursuant to the Exchange Agreement or other transfers of Common Units could cause a TPG Operating Group partnership to be treated like a publicly traded partnership. From time to time, the U.S. Congress has considered legislation to change the tax treatment of partnerships and there can be no assurance that any such legislation will not be enacted or if enacted will not be adverse to us.

If any TPG Operating Group partnership were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, significant tax inefficiencies might result for us and the TPG Operating Group partnership, including as a result of our inability to file a consolidated U.S. federal income tax return with the TPG Operating Group partnership. In addition, we may not be able to realize tax benefits covered under the Tax Receivable Agreement and would not be able to recover any payments previously made under the Tax Receivable Agreement, even if the corresponding tax benefits (including any claimed increase in the tax basis of the TPG Operating Group partnership's assets) were subsequently determined to have been unavailable.

Item 1B. Unresolved Staff Comments

None

Item 2. Properties

Our principal executive offices are located in leased office space at 301 Commerce Street, Fort Worth, Texas 76102. We also lease office space in Beijing, Dubai, Hong Kong, London, Luxembourg, Melbourne, Mumbai, New York, San Francisco, Seoul, Shanghai, Singapore and Washington, D.C. We do not own any real property. We consider these facilities to be suitable and adequate for the management and operation of our business.

Item 3. Legal Proceedings

From time to time, we are involved in litigation and claims incidental to the conduct of our business. Our business is also subject to extensive regulation, which may result in regulatory proceedings against us. See "Item 1A.—Risk Factors—Risks Related to Our Industry—Extensive regulation of our businesses affects our activities and creates the potential for significant liabilities and penalties. Increased regulatory focus on the alternative asset industry or legislative or regulatory changes could result in additional burdens and expenses on our business." We are not currently subject to any pending legal (including judicial, regulatory, administrative or arbitration) proceedings that we expect to have a material impact on our consolidated financial statements. However, given the inherent unpredictability of these types of proceedings, an adverse outcome in certain matters could have a material effect on TPG's financial results in any particular period. See Note 18, "Commitments and Contingencies," to the Consolidated Financial Statements included in this Report.

Item 4. Mine Safety Disclosures

Not applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Shares of our Class A common stock are listed on the Nasdaq Global Select Market under the symbol "TPG."

The number of holders of record of our Class A common stock as of February 21, 2023 was 78. This does not include the number of stockholders that hold shares in "street-name" through banks or broker-dealers.

Dividend Policy

Our current intention is to pay holders of our Class A common stock and nonvoting Class A common stock a quarterly dividend representing at least 85% of TPG Inc.'s share of DE attributable to the TPG Operating Group, subject to adjustment as determined by the Executive Committee of our board of directors to be necessary or appropriate to provide for the conduct of our business, to make appropriate investments in our business and funds, to comply with applicable law, any of our debt instruments or other agreements, or to provide for future cash requirements such as tax-related payments and clawback obligations. Although we expect to pay at least 85% of our DE as a dividend, the percentage of our DE paid out as a dividend could fall below that target minimum. All of the foregoing is subject to the further qualification that the declaration and payment of any dividends are at the sole discretion of the Executive Committee prior to the Sunset and the Executive Committee may change our dividend policy at any time, including, without limitation, to reduce such dividends or even to eliminate such dividends entirely. For more information on DE, see "Item7.—Management's Discussion and Analysis of Financial Results of Operation—Non-GAAP Financial Metrics—Distributable Earnings."

Prior to the Sunset, any future determination as to the declaration and payment of dividends, if any, will be at the discretion of the Executive Committee and will depend on a number of factors, including:

- general economic and business conditions;

- our strategic plans and prospects;

- our business and investment opportunities;

- our financial condition and operating results;

- our available cash and current and anticipated cash needs;

- our capital requirements;

- contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries (including payment obligations pursuant to the Tax Receivable Agreement) to us; and

- such other factors as the Executive Committee may deem relevant.

In addition, the TPG Operating Group Limited Partnership Agreements generally require that pro rata cash distributions be made to holders of Common Units, including us, at certain assumed tax rates, which we refer to as "tax distributions." Further, subject to funds being legally available, we intend to cause the TPG Operating Group partnerships to make pro rata cash distributions to holders of Common Units, including us, that will enable us, when combined with the tax distributions we receive, to pay our taxes, make all payments required under the Tax Receivable Agreement and pay other expenses.

We are a holding company, and our only material assets are Common Units representing 25.6% of the Common Units and 100% of the interests in certain intermediate holding companies. We need to cause the TPG Operating Group to make distributions to us sufficient to pay our taxes and other obligations (including those pursuant to the Tax Receivable Agreement), and if we decide to pay a dividend, in an amount sufficient to cover such dividend. If the TPG Operating Group makes such distributions to us, the other holders of Common Units, including the TPG Partner Vehicles and certain Pre-IPO Investors, will be entitled to receive pro rata distributions. Holders of our Class B common stock will not be entitled to cash dividends distributed by TPG Inc. Holders of Promote Units will not be entitled to cash distributions from the TPG Operating Group, except certain distributions of performance allocations received by the TPG Operating Group.

Use of Proceeds

On January 18, 2022, we closed our IPO of our Class A common stock in which we and the selling stockholder sold 33,900,000 shares of Class A common stock, consisting of 28,310,194 shares from us and 5,589,806 from the selling stockholder. Subsequent to the IPO, the underwriters exercised their option to purchase an additional 3,390,000 shares of Class A common stock, consisting of 1,775,410 shares from us and 1,614,590 shares from the selling stockholder, and the sale of such additional shares closed on February 9, 2022. The shares sold in the IPO and shares sold pursuant to the underwriters' option to purchase additional shares were registered under the Securities Act pursuant to our Registration Statement on Form S-1 (File No. 333-261681) which was declared effective by the SEC on January 12, 2022.

The shares of Class A common stock were sold at an offering price to the public of $29.50 per share. We received proceeds from the IPO of approximately $770.9 million, net of $41.8 million in underwriting discounts and commissions, as well as $22.5 million of issuance costs, and the selling stockholder received net proceeds from the IPO of approximately $156.7 million, net of $8.2 million in underwriting discounts and commissions. The sale of additional shares to the underwriters pursuant to the underwriters' option to purchase additional shares resulted in net proceeds to us of approximately $49.8 million, net of $2.6 million in underwriting discounts and commissions, and to the selling stockholder of approximately $45.2 million, net of $2.4 million in underwriting discounts and commissions. We did not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholder. We did, however, bear the costs associated with the sale of shares by the selling stockholder, other than underwriting discounts and commissions. We incurred offering expenses of $34.2 million.

Our use of proceeds was consistent with the final prospectus filed on January 14, 2022:

- We used approximately $379.6 million of the net proceeds from the IPO to purchase Common Units from certain existing owners of the TPG Operating Group (none of whom is an active TPG partner or Founder) at an aggregate per-unit price equal to the per-share price paid by the underwriters for shares of our Class A common stock in the IPO. Accordingly, we did not retain any of these proceeds.

- We used approximately $413.3 million of the net proceeds from the IPO to acquire 14,745,763 Common Units of the TPG Operating Group to obtain our economic interest in the TPG Operating Group at an aggregate per-unit price equal to the per-share price paid by the underwriters for shares of our Class A common stock in the IPO and such amount was contributed to the TPG Operating Group partnerships based on their relative fair market values as determined by the general partner of the TPG Operating Group partnerships.

- The TPG Operating Group intends to use these proceeds, after paying the expenses incurred by us in connection with the IPO and the Reorganization, for general corporate purposes, which may include facilitating the growth of our existing business and/or expanding into complementary new lines of business or geographic markets.

J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and Morgan Stanley acted as joint book-running managers of the IPO and as representatives of the underwriters.

No offering expenses were paid directly or indirectly to any of our directors or officers, or their associates, or persons owning 10% or more of any class of our equity securities or to any other affiliates, other than to TPG Capital BD, our indirect subsidiary that served as an underwriter in the IPO and which received customary underwriting discount and commissions.

Recent Sales of Unregistered Securities

In connection with the Reorganization, TPG Inc. issued 40,726,060 shares of Class A common stock and 8,258,901 shares of nonvoting Class A common stock to certain unitholders of the TPG Operating Group in exchange for Common Units, including to the selling stockholder in the IPO. The shares of Class A common stock were issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act on the basis that the transaction did not involve a public offering. No underwriters were involved in the transaction.

Also in connection with the Reorganization, TPG Inc. issued 229,652,641 shares of Class B common stock to certain unitholders of the TPG Operating Group, including entities beneficially owned by certain members of its management and board of directors. The shares of Class B common stock were issued for nominal consideration in reliance on the exemption contained in Section 4(a)(2) of the Securities Act on the basis that the transaction did not involve a public offering. No underwriters were involved in the transaction.

Issuer Purchases of Equity Securities

Not Applicable.

Item 6. Selected Financial Data

(Removed and Reserved)

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the information presented in our historical financial statements and the related notes included elsewhere in this report. In addition to historical information, the following discussion contains forward-looking statements, such as statements regarding our expectation for future performance, liquidity and capital resources that involve risks, uncertainties and assumptions. Our actual results may differ materially from those contained in or implied by any forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those identified below and elsewhere in this report, particularly in "Cautionary Note Regarding Forward-Looking Statements," "Item 1A.—Risk Factors" and "—Unaudited Pro Forma Condensed Consolidated Financial Information and Other Data." We assume no obligation to update any of these forward-looking statements.

On January 12, 2022, we completed a corporate reorganization (the "Reorganization"), which included a corporate conversion of TPG Partners, LLC to a Delaware corporation named TPG Inc., in conjunction with an initial public offering (the "IPO") of our Class A common stock. The IPO closed on January 18, 2022. Unless the context suggests otherwise, references in this report to "TPG", "the Company", "we", "us" and "our" refer (i) prior to the completion of the Reorganization and IPO to TPG Group Holdings SBS, L.P. and its consolidated subsidiaries and (ii) from and after the completion of the Reorganization and IPO to TPG Inc. and its consolidated subsidiaries.

Business Overview

We are a leading global alternative asset manager with approximately $135.0 billion in assets under management ("AUM") as of December 31, 2022. We primarily invest in complex asset classes such as private equity, real estate and public market strategies. We have built our firm over 30 years of successful innovation and organic growth, and we believe that we have delivered attractive risk-adjusted returns to our clients and established a premier investment business focused on the fastest-growing segments of both the alternative asset management industry and the global economy. We believe that we have a distinctive business approach as compared to other alternative asset managers and a diversified, innovative array of multi-product investment platforms that position us well to continue generating sustainable growth across our business.

Trends Affecting our Business

Our business is affected by a variety of factors, including conditions in the financial markets and economic and political conditions. Changes in global economic conditions and regulatory or other governmental policies or actions can materially affect the values of funds managed by TPG, as well as our ability to source attractive investments and deploy the capital that we have raised. However, we believe our disciplined investment philosophy across our diversified investment platforms and our shared investment themes focus on attractive and resilient sectors of the global economy have historically contributed to the stability of our performance throughout market cycles.

During 2022, global economies experienced persistent, elevated volatility as they contended with rising consumer prices, tightening financial conditions, growth risks and geopolitical tensions. Relative to the first three quarters of the year, the three months ended December 31, 2022, continued to see elevated volatility across asset classes, but benefited from improved sentiment as inflation appeared to peak in many countries, China relaxed COVID restrictions and hopes strengthened that the U.S. Federal Reserve could successfully tighten financial conditions just enough to tame inflation without causing a recession.

Inflation was elevated throughout 2022 and rose persistently for most of the year, with consumer price growth hitting an over 40-year high of 9.1% year-over-year in June. Consumer Price Index ("CPI") readings in the fourth quarter of 2022 finally started to indicate that price pressures had peaked, with October, November and December data showing increases of 7.7%, 7.1% and 6.5% relative to the prior year. Core Consumer Price Index, which excludes volatile energy and food prices, climbed 5.7% in December 2022 from a year earlier, easing from a 6.0% gain in the month prior and from the year's high of 6.6% in September.

The Federal Reserve initiated a historic tightening cycle in 2022. The U.S. central bank raised the federal funds rate for seven consecutive meetings in 2022, beginning with a 25 basis point increase in March, ultimately increasing the rate by 400bps over the course of the year. Data showing slowing inflation during the three months ended December 31, 2022, initiated a slowing in the pace of rate hikes, raising hopes for a near-term peak in the tightening cycle and providing support for risk assets in the quarter. In the fourth quarter the Federal Reserve raised rates by 0.75% and 0.50% at its

November and December meetings, respectively, bringing the target rate up to 4.25% - 4.50%. While December's 50 basis point increase represented a slowdown from four consecutive 75 basis point hikes, Federal Reserve officials communicated that they expect to raise the rate to between 5.00% and 5.50% in 2023, a higher forecast relative to expectations communicated at the September meeting.

The U.S. Treasury yield curve continued to invert in the fourth quarter of 2022, with yields at the short end of the curve rising while longer-dated yields remained relatively flat from the end of the prior quarter. Across the curve, yields were significantly higher at the end of 2022 relative to at the end of 2021. Benchmark 10-year Treasuries ended the quarter yielding 3.88%, up from 3.80% as of the end of the third quarter of 2022, and up from 1.51% as of the end of 2021. 2-year Treasury yields reached a high of 4.73% in the fourth quarter of 2022 and closed the year at 4.42%, up from 4.20% as of the end of the prior quarter and up from 0.73% as of the end of 2021. Corporate bond prices were similarly weaker in 2022, with indices of Investment Grade and High Yield bonds falling 18.4% and 16.9% respectively for the year, though posted slight gains in the fourth quarter. Spreads tightened modestly over the final three months of the year but widened 40 basis points and 171 basis points, respectively, on the year overall.

U.S. equities struggled throughout 2022 amid the backdrop of inflation, tightening financial conditions, recession fears and geopolitical conflict, with the S&P 500 and Nasdaq Composite recording their worst calendar years since 2008. The majority of losses were concentrated in the first nine months of the year, with performance improving in the three months ended December 31, 2022 as inflation slowed modestly despite underlying economic fundamentals remaining strong, providing hope the Federal Reserve would slow its pace of rate increases. The S&P 500, Dow Jones and Nasdaq Composite were +7.1%, +15.4% and (1.0%) respectively in the fourth quarter, cementing declines of 19.4%, 8.8% and 33.1%, respectively, for 2022. Energy was by far the top performing S&P sector in 2022 and the only sector to gain year-over-year, rising 59.0%, followed by the Utilities and Consumer Staples sectors which posted annual declines of (1.4%) and (3.2%) respectively. Communication Services and Consumer Discretionary were the worst performing sectors amid a general decline in growth stocks, declining (40.4%) and (37.6%) respectively for 2022. Volatility, as measured by the CBOE Volatility Index, finished the year at 21.67, down from 31.62 as of the end of the three months prior but up from 17.22 as of the end of 2021.

The U.S. labor market remained a key factor in the overall domestic economic picture. December's labor report published by the U.S. Bureau of Labor Statistics indicated unemployment fell to 3.5% during the month, down from 3.7% in November. Job growth slowed but remained relatively robust. Employers added a seasonally adjusted 223,000 jobs in December, fewer than the 263,000 and 261,000 added in November and October, respectively.

Our portfolio appreciated 8% in 2022, compared to declines in public indices during the year, which we believe reflects the strong operating performance and value creation initiatives in our portfolio. Our private portfolio increased in value and we were able to exit certain deals above their December 31, 2021 valuations, while our public portfolio experienced a decline in value.

In addition to these macroeconomic trends and market factors, our future performance is heavily dependent on our ability to attract new capital, generate strong, stable returns, source investments with attractive risk-adjusted returns and provide attractive investment products to a growing investor base. We believe the following factors will influence our future performance:

- *The extent to which prospective fund investors favor alternative investments*. Our ability to attract new capital is in part dependent on our current and prospective fund investors' views of alternative investments relative to traditional asset classes. We believe that our fundraising efforts will continue to be subject to certain fundamental asset management trends, including (i) the increasing importance and market share of alternative investment strategies to fund investors of all types as fund investors focus on lower-correlated and absolute levels of return, (ii) the increasing demand for private markets from private wealth fund investors, (iii) shifting asset allocation policies of institutional fund investors in particular favoring private markets and (iv) increasing barriers to entry and growth.

- *Our ability to generate strong, stable returns on behalf of our fund investors.* Our ability to raise and retain capital is significantly dependent on our track record and the investment returns we are able to generate for our fund investors. The capital we raise drives growth in our AUM, fee earning assets under management, or "FAUM," management fees and performance fees. Although our AUM, FAUM and fee-related revenues have grown significantly since our inception and in recent years, a significant deterioration in the returns we generate for our fund investors, adverse market conditions or an outflow of capital in the alternative asset management industry in general, or in the private equity segments in which we specialize, could negatively affect our future growth rate. In addition, market dislocations, contractions or volatility could adversely affect our returns in the future, which could in turn affect our fundraising abilities in the future, as both existing and prospective fund investors will consider our historical return profile in future asset allocations.

- *Our ability to source investments with attractive risk-adjusted returns.* Our ability to continue to grow our revenue is dependent on our continued ability to source attractive investments and efficiently deploy the capital that we have raised. Although the capital deployed in any one quarter may vary significantly from period to period due to the availability of attractive opportunities and the long-term nature of our investment strategies, we believe that our ability to efficiently and effectively invest our growing pool of fund capital puts us in a favorable position to maintain our revenue growth over time. Our ability to identify attractive investments and execute on those investments is dependent on a number of factors, including the general macroeconomic environment, market positioning, valuation, transaction size and the expected duration of such investment opportunities. A significant decrease in the quality or quantity of potential opportunities, particularly in our core focus sectors (including technology and healthcare), could adversely affect our ability to source investments with attractive risk-adjusted returns.

- *The attractiveness of our product offerings to a broad and evolving investor base.* Investors in our industry may have changing investment priorities and preferences over time, including with respect to risk appetite, portfolio allocation, desired returns and other considerations. Fund investors' increasing desire to work with fewer managers has also resulted in heightened competition. We continue to expand and diversify our product offerings to increase investment options for our fund investors, while balancing this expansion with our goal of continuing to deliver consistent, attractive returns. Our track record of innovation and the organic incubation of new product platforms and strategies is representative of our adaptability and focus on delivering products that are in demand by our clients.

- *Our ability to maintain our competitive advantage relative to competitors.* Our data, analytical tools, deep industry knowledge, culture and teams allow us to provide our fund investors with attractive returns on their committed capital as well as customized investment solutions, including specialized services and reporting packages as well as experienced and responsive compliance, administration and tax capabilities. Our ability to maintain our advantage is dependent on a number of factors, including our continued access to a broad set of private market information, access to deal flow, retaining and developing our talent and our ability to grow our relationships with sophisticated partners.

Reorganization

On December 31, 2021, we undertook certain transactions as part of the Reorganization, which included transferring to RemainCo certain economic entitlements to performance allocations from certain of the TPG general partner entities as well as cash at the TPG Operating Group that related to those TPG general partner entities' economic entitlements. We continue to consolidate these TPG general partner entities because we maintain control and have an implicit variable interest. We also transferred the TPG Operating Group's co-investment interests in certain consolidated TPG Funds ("TPG Funds") which led to the deconsolidation of those funds as of December 31, 2021. Additionally, we transferred certain other economic entitlements associated with certain other investments, including our investment in certain TPG funds we do not consolidate, our former affiliate and other equity method investments. This did not include certain of our strategic equity method investments, including Harlem Capital partners, VamosVentures and LandSpire Group, as the economics of these investments continue to be part of the TPG Operating Group after the Reorganization.

Subsequent to December 31, 2021 and in connection with our IPO, TPG Partners, LLC converted from a limited liability company to a Delaware corporation and changed its name to TPG Inc. and completed the remainder of the Reorganization on January 12, 2022. Following our incorporation, the Reorganization and the IPO, we are a holding company and our only business is to act as the owner of the entities serving as the general partner of the TPG Operating Group partnerships and our only material assets are Common Units representing 25.6% of the Common Units and 100% of the interests in certain intermediate holding companies as of December 31, 2022. In our capacity as the sole indirect owner of the entities serving as the general partner of the TPG Operating Group partnerships, we indirectly control all of the TPG Operating Group's business and affairs.

Basis of Accounting

TPG Inc. is considered the successor of TPG Group Holdings for accounting purposes, and TPG Group Holdings' consolidated financial statements are our historical financial statements. Given the ultimate controlling partners of TPG Group Holdings control TPG Inc., who in turn controls the TPG Operating Group, we account for the acquisition of such continuing limited partners' interests in our business, as part of the Reorganization, as a transfer of interests under common control. Accordingly, we carry forward the existing value of such continuing limited partners' interest in the assets and liabilities recognized in the TPG Operating Group's financial statements prior to our IPO into our financial statements following our IPO.

TPG Group Holdings' historical financial statements include the consolidated accounts of management companies, general partners of pooled investment entities and certain consolidated TPG funds, which are held in TPG Operating Group I, L.P. (formerly known as "TPG Holdings I, L.P." and referred to as "TPG Operating Group I"), TPG Operating Group II, L.P. (formerly known as "TPG Holdings II, L.P." and referred to as "TPG Operating Group II") and TPG Operating Group III, L.P. (formerly known as "TPG Holdings III, L.P." and referred to as "TPG Operating Group III"). Prior to our IPO, the TPG Operating Group was controlled by TPG Group Holdings and as a result of the Reorganization is controlled by TPG Inc. after our IPO.

When an entity is consolidated, we reflect the accounts of the consolidated entity, including its assets, liabilities, revenues, expenses, investment income, cash flows and other amounts, on a gross basis. While the consolidation of an entity does not impact the amounts of net income attributable to controlling interests, the consolidation does impact the financial statement presentation in accordance with U.S. GAAP. This is a result of the fact that the accounts of the consolidated entities being reflected on a gross basis, with intercompany transactions eliminated, while the allocable share of those amounts that are attributable to third parties are reflected as single line items. The single line items in which the accounts attributable to third parties are recorded are presented as non-controlling interests on the consolidated statements of financial condition and net income (loss) attributable to non-controlling interests on the consolidated statements of operations.

We are not required under U.S. GAAP to consolidate the majority of investment funds we advise in our consolidated financial statements because we do not have a more than insignificant variable interest. Pursuant to U.S. GAAP, we consolidate certain TPG funds and SPACs, which we refer to collectively as the "consolidated TPG Funds and Public SPACs," in our consolidated financial statements for certain of the periods we present. Management fees and performance allocations from the consolidated TPG Funds and Public SPACs are eliminated in the consolidated financial statements. The assets and liabilities of the consolidated TPG Funds and Public SPACs are generally held within separate legal entities and, as a result, the liabilities of the consolidated TPG Funds and Public SPACs are non-recourse to us. Since we only consolidate a limited portion of our TPG investment funds, the performance of the consolidated TPG Funds and Public SPACs is not necessarily consistent with or representative of the aggregate performance trends of our TPG investment funds.

Impact of COVID-19

In March 2020, the World Health Organization declared the outbreak of COVID-19 as a global pandemic. The COVID-19 pandemic has evolved significantly and has impacted, and may continue to impact in the future, the U.S. and global economy. The emergence of COVID-19 variants has resulted in setbacks to the economic recovery, and subsequent surges could lead to renewed COVID-19 restrictions and could trigger increased restrictions on business operations.

The COVID-19 pandemic has affected, and will continue to affect, our business. We continue to closely monitor developments related to COVID-19 and assess any potential negative impacts to our business. In particular, our future results may be adversely affected by (i) decreases in the value of investments in certain industries that have been materially impacted by the COVID-19 pandemic and related governmental measures, (ii) slowdowns in fundraising activity and (iii) reductions in our capital deployment pace. See "Item 1A.—Risk Factors—Risks Related to Our Business—The COVID-19 pandemic caused severe disruptions in the U.S. and global economies and has impacted, and may continue to negatively impact, our business and our results of operations, financial condition and cash flow."

Key Financial Measures

Our key financial and operating measures are discussed below.

Revenues

Fees and Other. Fees and other consists primarily of (i) management and incentive fees for providing investment management services to TPG Funds, limited partners and other vehicles; (ii) monitoring fees for providing services to portfolio companies; (iii) transaction fees for providing advisory services, debt and equity arrangements and underwriting and placement services; and (iv) expense reimbursements from unconsolidated funds, portfolio companies and third parties. These fee arrangements are documented within the contractual terms of the governing agreements and are recognized when earned, which generally coincides with the period during which the related services are performed and in the case of transaction fees, upon closing of the transaction. Monitoring fees may provide for a termination payment following an initial public offering or change of control. These termination payments are recognized in the period in which the related transaction closes.

Capital Allocation-Based Income (Loss). Capital allocation-based income (loss) is earned from the TPG funds when we have (i) a general partner's capital interest and (ii) performance allocations which entitle us to a disproportionate allocation of investment income or loss from investment funds. We are entitled to a performance allocation (typically 20%) based on cumulative fund or account performance to date, irrespective of whether such amounts have been realized. These performance allocations are subject to the achievement of minimum return levels (typically 8%), in accordance with the terms set forth in the respective fund's governing documents. We account for our investment balances in the TPG Funds, including performance allocations, under the equity method of accounting because we are presumed to have significant influence as the general partner or managing member; however, we do not have control as defined by Accounting Standards Codification ("ASC") Topic 810, *Consolidation*. The Company accounts for its general partner interests in capital allocation-based arrangements as financial instruments under ASC Topic 323, *Investments – Equity Method and Joint Ventures* as the general partner has significant governance rights in the TPG funds in which it invests which demonstrates significant influence. Accordingly, performance allocations are not deemed to be within the scope of ASC Topic 606, *Revenue from Contracts with Customers* ("ASC 606").

Expenses

Compensation and Benefits. Compensation and benefits expense includes (i) cash-based compensation and benefits, (ii) equity based compensation and (iii) performance allocation compensation. Bonuses are accrued over the service period to which they relate. In addition, we have equity-based compensation arrangements that require certain TPG executives and employees to vest ownership of a portion of their equity interests over a service period of generally one to six years, which under U.S. GAAP will result in compensation charges over current and future periods. In connection with our IPO, we granted restricted stock units ("RSUs") to executives and employees. Distributions of performance allocations in the legal form of equity made directly or indirectly to our partners and professionals are allocated and distributed, when realized, pro rata based on ownership percentages in the underlying investment partnership and are accounted for as distributions on the equity held by such partners rather than as compensation and benefits expense prior to the Reorganization and IPO. Subsequent to the Reorganization and IPO, we account for these distributions as performance allocation compensation.

General, Administrative and Other. General and administrative expenses include costs primarily related to professional services, occupancy, travel, communication and information services and other general operating items.

Depreciation and Amortization. Depreciation and amortization of tenant improvements, furniture and equipment and intangible assets are expensed on a straight-line basis over the useful life of the asset.

Interest Expense. Interest expense includes interest paid and accrued on our outstanding debt and the amortization of deferred financing costs.

Expenses of Consolidated TPG Funds and Public SPACs. Expenses of consolidated TPG Funds and Public SPACs consist of interest expense and other expenses related primarily to professional services fees, research expenses, trustee fees, travel expenses and other costs associated with organizing and offering these entities.

Investment Income

Net Gains (Losses) from Investment Activities. Realized gains (losses) may be recognized when we redeem all or a portion of an investment interest or when we receive a distribution of capital. Unrealized gains (losses) result from the appreciation (depreciation) in the fair value of our investments. Fluctuations in net gains (losses) from investment activities between reporting periods are primarily driven by changes in the fair value of our investment portfolio and, to a lesser extent, the gains (losses) on investments disposed of during the period. The fair value of, as well as the ability to recognize gains (losses) from, our investments is significantly impacted by the global financial markets. This impact affects the net gains (losses) from investment activities recognized in any given period. Upon the disposition of an investment, previously recognized unrealized gains (losses) are reversed and an offsetting realized gain (loss) is recognized in the period in which the investment is sold. Since our investments are carried at fair value, fluctuations between periods could be significant due to changes to the inputs to our valuation process over time.

Interest, Dividends and Other. Interest income is recognized on an accrual basis to the extent that such amounts are expected to be collected using the effective interest method. Dividends and other investment income are recorded when the right to receive payment is established.

Net Gains (Losses) from Investment Activities of Consolidated TPG Funds and Public SPACs. Net gains (losses) from investment activities includes (i) realized gains (losses) from the sale of equity, securities sold and not yet purchased, debt and derivative instruments and (ii) unrealized gains (losses) from changes in the fair value of such instruments.

Unrealized Gains (Losses) on Derivative Liabilities of Consolidated Public SPACs. Unrealized gains (losses) on derivative liabilities of consolidated Public SPACs are changes in the fair value of derivative contracts entered into by our consolidated Public SPAC entities, which are included in current period earnings.

Interest, Dividends and Other of Consolidated TPG Funds and Public SPACs. Interest income is recognized on an accrual basis to the extent that such amounts are expected to be collected using the effective interest method. Dividends and other investment income are recorded when the right to receive payment is established.

Income Tax Expense

As a result of the Reorganization, the Company is treated as a corporation for U.S. federal and state income tax purposes. We are subject to U.S. federal and state income taxes, in addition to local and foreign income taxes, with respect to our allocable share of taxable income generated by the TPG Operating Group partnerships. Prior to the Reorganization, the Company was treated as a partnership for U.S. federal income tax purposes and therefore was not subject to U.S. federal and state income taxes except for certain consolidated subsidiaries that were subject to taxation in the U.S. (federal, state and local) and foreign jurisdictions as a result of their entity classification for tax reporting purposes.

Non-Controlling Interests

For entities that are consolidated, but not 100% owned, a portion of the income or loss and corresponding equity is allocated to owners other than TPG. The aggregate of the income or loss and corresponding equity that is not owned by us is included in non-controlling interests in the consolidated financial statements.

Key Components of our Results of Operations

Results of Operations

The following table provides information regarding our consolidated results of operations for the periods presented:

	Year Ended December 31,		
	2022	**2021**	**2020**
	(dollars in thousands, except share and per share data)		
Revenues			
Fees and other	$ 1,246,635	$ 977,904	$ 883,366
Capital allocation-based income	756,252	3,998,483	1,231,472
Total revenues	2,002,887	4,976,387	2,114,838
Expenses			
Compensation and benefits:			
Cash-based compensation and benefits	473,696	579,698	522,715
Equity-based compensation	627,714	—	—
Performance allocation compensation	416,556	—	—
Total compensation and benefits	1,517,966	579,698	522,715
General, administrative and other	368,915	278,590	260,748
Depreciation and amortization	32,990	21,223	7,137
Interest expense	21,612	16,291	18,993
Expenses of consolidated TPG Funds and Public SPACs:			
Interest expense	—	740	722
Other	3,316	20,024	7,241
Total expenses	1,944,799	916,566	817,556
Investment income (loss)			
Income (loss) from investments:			
Net (losses) gains from investment activities	(110,131)	353,219	(5,839)
Gain on deconsolidation	—	—	401,695
Interest, dividends and other	9,168	6,460	8,123
Investment income of consolidated TPG Funds and Public SPACs:			
Net gains (losses) from investment activities	—	23,392	(18,691)
Unrealized gains (losses) on derivative liabilities of Public SPACs	12,382	211,822	(239,269)
Interest, dividends and other	6,741	10,321	5,410
Total investment (loss) income	(81,840)	605,214	151,429
(Loss) income before income taxes	(23,752)	4,665,035	1,448,711
Income tax expense	32,483	9,038	9,779
Net (loss) income	(56,235)	4,655,997	1,438,932
Net (loss) income attributable to redeemable equity in Public SPACs prior to Reorganization and IPO	(517)	155,131	(195,906)
Net income attributable to non-controlling interests in consolidated TPG Funds prior to Reorganization and IPO	—	19,287	(12,380)
Net income attributable to other non-controlling interests prior to Reorganization and IPO	966	2,455,825	719,640
Net income attributable to TPG Group Holdings prior to Reorganization and IPO	5,256	2,025,754	927,578
Net income attributable to redeemable equity in Public SPACs	15,165	—	—
Net loss attributable to non-controlling interests in TPG Operating Group	(180,824)	—	—
Net income attributable to other non-controlling interests	11,293	—	—
Net income attributable to TPG Inc. subsequent to Reorganization and IPO	$ 92,426	$ —	$ —

	Year Ended December 31,		
	2022	**2021**	**2020**
	(dollars in thousands, except share and per share data)		
Net income (loss) per share data:			
Net income (loss) available to Class A common stock per share			
Basic	$ 1.10	$ —	$ —
Diluted	$ (0.19)	$ —	$ —
Weighted-average shares of Class A common stock outstanding			
Basic	79,255,411	—	—
Diluted	308,908,052	—	—

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues

Revenues consisted of the following for the years ended December 31, 2022 and 2021:

	Year Ended December 31,			
	2022	**2021**	**Change**	**%**
	($ in thousands)			
Management fees	$ 931,291	$ 731,974	$ 199,317	27 %
Transaction, monitoring and other fees, net	105,961	91,300	14,661	16 %
Expense reimbursements and other	209,383	154,630	54,753	35 %
Total fees and other	1,246,635	977,904	268,731	27 %
Performance allocations	720,106	3,792,861	(3,072,755)	(81)%
Capital interests	36,146	205,622	(169,476)	(82)%
Total capital allocation-based income	756,252	3,998,483	(3,242,231)	(81)%
Total revenues	$ 2,002,887	$ 4,976,387	$ (2,973,500)	(60)%

Fees and other revenues increased by $268.7 million, or 27%, during the year ended December 31, 2022 compared to the year ended December 31, 2021. This change resulted from a $199.3 million increase in management fees, a $54.8 million increase in expense reimbursements and other and a $14.7 million increase in transaction, monitoring and other fees, net.

Management Fees. Management fees increased by $199.3 million, or 27%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. This change was primarily driven by fee earning capital raised resulting in additional management fees of $40.3 million from TPG IX, $22.0 million from Asia VIII, $19.4 million from Rise III and $10.4 million from TPH II, each of which were activated during the third quarter of 2022; $76.2 million from TREP IV, which was activated during the first quarter of 2022; and $65.4 million from Rise Climate, which was activated during the third quarter of 2021. These increases were partially offset by a decrease in management fees of $29.9 million earned from TPG VII resulting from a decrease in fee earning AUM during the year ended December 31, 2022 compared to the year ended December 31, 2021.

Certain management fees in the year ended December 31, 2022 were considered catch-up fees as a result of additional capital commitments from limited partners to Rise Climate and TTAD II in the amount of $2.8 million.

Transaction, Monitoring and Other Fees, Net. Transaction, monitoring and other fees, net increased by $14.7 million, or 16%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. This change was primarily driven by a $9.6 million increase in transaction fees earned from portfolio companies in our Real Estate and Capital platforms and a $5.1 million increase in our Market Solutions platform as a result of increased capital markets activity among our portfolio companies involving our broker-dealer.

Expense Reimbursements and Other. Expense reimbursements and other increased by $54.8 million, or 35%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. This change was primarily driven by a $18.4 million increase in additional reimbursements from TPG funds due to increased fundraising activities, $19.8 million in administrative service fees from RemainCo earned during the year ended December 31, 2022, and a $14.9 million increase in income from services rendered to TPG funds and Portfolio Companies.

Performance Allocations. Performance allocations decreased by $3,072.8 million to $720.1 million, or 81%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. This change was primarily driven by an 8% appreciation of our realized and unrealized portfolio during the year ended December 31, 2022 compared to a 38% appreciation of our realized and unrealized portfolio during the year ended December 31, 2021. Realized performance allocations for the year ended December 31, 2022 and 2021 totaled $1,409.8 million and $1,956.2 million, respectively. The change in unrealized performance allocations for the year ended December 31, 2022 was a loss of $689.7 million. Unrealized performance allocation gains for the year ended December 31, 2021 totaled $1,836.7 million.

The table below highlights performance allocations for the years ended December 31, 2022 and 2021, and separates the entities listed into two categories to reflect the Reorganization: (i) TPG general partner entities from which the TPG Operating Group Common Unit holders are expected to receive a 20% performance allocation and (ii) TPG general partner entities from which the TPG Operating Group Common Unit holders are not expected to receive any performance allocation.

| | Year Ended December 31, | | | |
| | 2022 | 2021 | Change | % |
	($ in thousands)			
TPG Operating Group Shared:				
TPG VII	$ 171,926	$ 902,941	$ (731,015)	(81)%
TPG VIII	445,242	558,759	(113,517)	(20)%
TPG IX	1,146	—	1,146	NM
Asia VI [1]	(50,005)	381,295	(431,300)	(113)%
Asia VII	9,400	426,270	(416,870)	(98)%
THP I	5,381	114,805	(109,424)	(95)%
THP II	2,529	—	2,529	NM
TES	11,618	8,232	3,386	41 %
AAF	135,098	32,237	102,861	319 %
Platform: Capital	732,335	2,424,539	(1,692,204)	(70)%
Growth III [1]	(47,831)	64,111	(111,942)	(175)%
Growth IV	21,141	326,824	(305,683)	(94)%
Growth V	68,890	82,612	(13,722)	(17)%
TTAD I	455	108,458	(108,003)	(100)%
TDM	33,305	54,325	(21,020)	(39)%
Platform: Growth	75,960	636,330	(560,370)	(88)%
Rise I	(16,836)	142,938	(159,774)	(112)%
Rise II	19,739	69,253	(49,514)	(71)%
Platform: Impact	2,903	212,191	(209,288)	(99)%
TREP III	12,728	152,658	(139,930)	(92)%
Platform: Real Estate	$ 12,728	$ 152,658	$ (139,930)	(92)%

	Year Ended December 31,			
	2022	**2021**	**Change**	**%**
	($ in thousands)			
TPEP	9,107	29,804	(20,697)	(69)%
NewQuest	784	16,186	(15,402)	(95)%
Strategic Capital	(2,793)	2,793	(5,586)	(200)%
Platform: Market Solutions	7,098	48,783	(41,685)	(85)%
Total TPG Operating Group Shared:	831,024	3,474,501	(2,643,477)	(76)%
TPG Operating Group Excluded:				
TPG IV	$ (569)	$ 3,580	$ (4,149)	(116)%
TPG VI	(19,913)	32,031	(51,944)	(162)%
Asia IV	108	1,430	(1,322)	(92)%
Asia V	(42,864)	74,956	(117,820)	(157)%
MMI	117	1,333	(1,216)	(91)%
TPG TFP	(750)	201	(951)	(473)%
Platform: Capital	(63,871)	113,531	(177,402)	(156)%
Growth II	8,977	45,141	(36,164)	(80)%
Growth II Gator	11,731	65,167	(53,436)	(82)%
Biotech II	203	(342)	545	159 %
Biotech III	(34,974)	30,681	(65,655)	(214)%
Biotech IV	(533)	1,977	(2,510)	(127)%
Biotech V	—	(4,095)	4,095	100 %
Platform: Growth	(14,596)	138,529	(153,125)	(111)%
TREP II	(17,337)	40,000	(57,337)	(143)%
DASA - Real Estate	(1,507)	(1,954)	447	23 %
Platform: Real Estate	(18,844)	38,046	(56,890)	(150)%
TSI	124	14,523	(14,399)	(99)%
Evercare	(13,731)	13,731	(27,462)	(200)%
Platform: Impact	(13,607)	28,254	(41,861)	(148)%
Total TPG Operating Group Excluded[2]	$ (110,918)	$ 318,360	$ (429,278)	(135)%
Total Performance Allocations	$ 720,106	$ 3,792,861	$ (3,072,755)	(81)%

_____

(1) After the Reorganization, we retained an economic interest in performance allocations from the Growth III and Asia VI general partner entities, which entitles us to a performance allocation equal to 10%; however, we intend to allocate the full amount as performance allocation compensation expense. As such, net income available to controlling interest holders is zero for each of these funds following the Reorganization.

(2) The TPG Operating Group Excluded entities' performance allocations are not a component of net income attributable to TPG following the Reorganization; however, the TPG general partner entities continue to be consolidated by us. We transferred the rights to the performance allocations the TPG Operating Group historically would have received to RemainCo on December 31, 2021. As such, net income available to controlling interest holders will be zero for each of the TPG Operating Group Excluded entities beginning January 1, 2022. See "—Unaudited Pro Forma Condensed Consolidated Financial Information and Other Data" which reflects the projected impact of the Reorganization.

The decrease in total performance allocations for the year ended December 31, 2022 compared to the year ended December 31, 2021 was primarily driven by lower realized and unrealized appreciation in TPG VII, Asia VI, Asia VII, Growth III, Growth IV, THP I, Rise I and TREP III. For the year ended December 31, 2022, our investments have generated realized and unrealized portfolio appreciation of 8% compared to 38% for the year ended December 31, 2021.

As of December 31, 2022, accrued performance allocations presented as investments in the Consolidated Statement of Financial Condition for Common Unit holders TPG Operating Group shared TPG general partner entities totaled $4.1 billion. As of December 31, 2022, accrued performance allocations presented as investments in the Consolidated Statement of Financial Condition for Common Unit holders TPG Operating Group excluded TPG general partner entities totaled $0.6 billion.

Capital Interests. Capital interests income decreased by $169.5 million, or 82%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. This change was primarily driven by a decrease in income from our investments in TPG VII, TPG VIII, Asia VI and Asia VII in our Capital platform, TRTX in our Real Estate platform, Growth III, Growth IV and TTAD I in our Growth platform, and Rise I in our Impact platform. These decreases were partially offset by an increase in income from our investment in AAF in our Capital platform.

Expenses

Cash-Based Compensation and Benefits. Cash-based compensation and benefits expense decreased by $106.0 million, or 18%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. This change was primarily driven by a $127.7 million decrease in bonuses for senior professionals for the year ended December 31, 2022 which, following our Reorganization and IPO, are recorded in performance allocation compensation expense. This decrease was partially offset by increases in salaries and benefits and accrued bonuses of $29.8 million and $11.0 million, respectively, driven by an increase in headcount for the year ended December 31, 2022.

Equity-Based Compensation. Equity-based compensation expense increased by $627.7 million for the year ended December 31, 2022 compared to the year ended December 31, 2021. This change was primarily attributable to the Reorganization and IPO, which resulted in $550.0 million of expense associated with unvested units granted prior to or in conjunction with the IPO to certain of our employees at TPG Partner Holdings, RemainCo, and the TPG Operating Group as well as $77.7 million of expense associated with RSUs granted to TPG employees and certain of our executives upon completion of our IPO in January 2022. We had no such expense during the year ended December 31, 2021.

Performance Allocation Compensation. Performance allocation compensation increased by $416.6 million for the year ended December 31, 2022 compared to the year ended December 31, 2021. This change was primarily attributable to the recognition of partnership distributions to our partners and professionals as compensation expense following our IPO. We had no such expense during the year ended December 31, 2021 as we were a private partnership.

General, Administrative and Other. General and administrative expenses increased by $90.3 million, or 32%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. This change was primarily driven by a $18.4 million increase in expenses related to our fundraising activities that are ultimately reimbursable from TPG funds, a $28.8 million increase in office overhead and other, inclusive of a $20.6 million insurance policy purchased in connection with the IPO and a $26.5 million increase of other administrative expenses.

Depreciation and Amortization. Depreciation and amortization increased by $11.8 million for the year ended December 31, 2022 compared to the year ended December 31, 2021. This change was primarily due to the amortization of intangible assets resulting from the acquisition of NewQuest in July 2021.

Interest Expense. Interest expense increased by $5.3 million, or 33%, for the year ended December 31, 2022 compared to the year ended December 31, 2021 primarily due to higher interest rates on certain borrowings.

Expenses of Consolidated TPG Funds and Public SPACs. Expenses of consolidated TPG Funds and Public SPACs decreased by $17.4 million, or 84%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. This change was primarily driven by a reduction in non-recurring professional services expenses as a result of business combinations associated with TPG PACE Tech Opportunities Corp. ("PACE") and TPG Pace Solutions Corp. ("TPGS") during the year ended December 31, 2021.

Net (Losses) Gains from Investment Activities. Net losses from investment activities for the year ended December 31, 2022 were $110.1 million compared to a gain of $353.2 million for the year ended December 31, 2021. This change was primarily attributable to a gain of $122.7 million recognized on the deconsolidation of PACE, a gain of $109.9 million on the deconsolidation of TPGS, and a gain of $95.0 million recognized on the acquisition of NewQuest during the year ended December 31, 2021. Additionally, we incurred losses of $80.4 million and $25.1 million from our investments in Vacasa, Inc. and Nerdy Inc, respectively, during the year ended December 31, 2022. Following the Reorganization, we no longer recognize net gains or losses from certain strategic investments that were transferred to RemainCo on December 31, 2021.

Interest, Dividends and Other. Interest, dividends and other increased by $2.7 million, or 42%, for the year ended December 31, 2022 compared to the year ended December 31, 2021.

Net Gains (Losses) from Investment Activities of Consolidated TPG Funds and Public SPACs. Net gains (losses) from investment activities of consolidated TPG Funds and Public SPACs had no activity during the year ended December 31, 2022 compared to a net gain of $23.4 million for the year ended December 31, 2021. Following certain Reorganization activities, we no longer consolidate TPEP as we do not have a controlling financial interest.

Unrealized Gains on Derivative Liabilities of Public SPACs. The $12.4 million and $211.8 million of unrealized gain on derivative instruments recognized during the year ended December 31, 2022 and 2021, respectively, were attributable to warrants issued by the consolidated Public SPAC entities and forward purchase agreements held by third parties. The warrants held by public investors and forward purchase agreements are treated as liability instruments rather than equity instruments and subject to mark-to-market adjustments each period. Upon the consummation of acquisitions of target companies by our Public SPACs or the wind down of a Public SPAC, the associated liability will no longer be included in our Consolidated Financial Statements.

Interest, Dividends and Other of Consolidated TPG Funds and Public SPACs. Interest, dividends and other of consolidated TPG Funds and Public SPACs decreased by $3.6 million, or 35%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. This change was primarily related to an expense reimbursement of EUR 15.0 million on the termination of a proposed business combination, recognized by TPG Pace Beneficial Finance Corp. during the year ended December 31, 2021. These decreases were partially offset by increased interest income resulting from higher interest rates on the balance of assets held in Trust Accounts by Consolidated Public SPACs.

Income Tax Expense. Income tax expense increased by $23.4 million for the year ended December 31, 2022 compared to the year ended December 31, 2021. This change was due to the Company now being treated as a corporation for U.S. federal and state income taxes in connection with the Reorganization and IPO, beginning in January of 2022.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Disaffiliation of Former Affiliate

As a result of the disaffiliation agreement with our former affiliate, effective May 1, 2020, we no longer consolidated our former affiliate and began accounting for our remaining interest as an equity method investment. Accordingly, prior to May 1, 2020, our historical financial statements include the consolidated results of our former affiliate, including its revenues, expenses and operating activities. Beginning May 1, 2020, the equity earnings related to this investment are included within investment income. The impact of the deconsolidation is a key driver of certain fluctuations discussed herein when comparing the year ended December 31, 2021 to the year ended December 31, 2020.

Revenues

Revenues consisted of the following for the years ended December 31, 2021 and December 31, 2020:

| | Year Ended December 31, | | | |
| | 2021 | 2020 | Change | % |
	($ in thousands)			
Management fees	$ 731,974	$ 699,492	$ 32,482	5 %
Transaction, monitoring and other fees, net	91,300	53,874	37,426	69 %
Expense reimbursements and other	154,630	130,000	24,630	19 %
Total fees and other	977,904	883,366	94,538	11 %
Performance allocations	3,792,861	1,203,520	2,589,341	215 %
Capital interests	205,622	27,952	177,670	636 %
Total capital allocation-based income	3,998,483	1,231,472	2,767,011	225 %
Total revenues	$ 4,976,387	$ 2,114,838	$ 2,861,549	135 %

Fees and other revenues increased by $94.5 million, or 11% during the year ended December 31, 2021, compared to the year ended December 31, 2020. The change is comprised of increases in transaction, monitoring and other fees, net of $37.4 million, an increase in management fees of $32.5 million, and increases in expense reimbursements and other of $24.6 million.

Management Fees. The increase in management fees was primarily driven by additional management fees from Growth V of $54.3 million, which was activated in the third quarter of 2020, Rise Climate of $40.5 million, which was activated in the third quarter of 2021, TRTX of $10.4 million and TPG VIII of $8.5 million. The acquisition of NewQuest also contributed an additional $13.7 million of management fees during the year ended December 31, 2021. The increases were primarily offset by the deconsolidation of our former affiliate, which resulted in lower management fees of $73.4 million due to a partial year of fees earned for the year ended December 31, 2020 compared to no fees earned during the year ended December 31, 2021, as well as a decline in management fees of $22.2 million earned from Growth IV.

Certain management fees in the year ended December 31, 2021 were considered catch-up fees as a result of additional capital commitments from limited partners to Growth V and Rise II in the amounts of $9.2 million and $0.2 million, respectively. Both funds were activated in 2020.

Transaction, Monitoring and Other Fees, Net. The change in transaction, monitoring and other fees, net was primarily driven by an increase in capital markets fees of $52.3 million due to increased debt and equity capital market transactions within the TPG portfolio companies during the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase was offset by $9.5 million of incentive fees earned by our former affiliate prior to its deconsolidation on May 1, 2020.

Expense Reimbursements and Other. The change in expense reimbursements and other was largely driven by additional reimbursements from TPG funds of $13.7 million and additional services provided to our former affiliate and portfolio companies of $10.7 million.

Performance Allocations. Performance allocations increased by $2,589.3 million, to $3,792.9 million for the year ended December 31, 2021, compared to $1,203.5 million for the year ended December 31, 2020. The increase primarily resulted from realized and unrealized portfolio appreciation of 38% during the year ended December 31, 2021 compared to realized and unrealized appreciation of the portfolio of 18% during the year ended December 31, 2020. Realized performance allocations for the years ended December 31, 2021 and 2020 totaled $1,956.2 million and $532.8 million, respectively. Unrealized performance allocations for the years ended December 31, 2021 and 2020 totaled $1,836.7 million and $670.7 million, respectively.

The table below highlights performance allocations for the years ended December 31, 2021 and 2020, and separates the entities listed into two categories to reflect the Reorganization: (1) TPG general partner entities from which the TPG Operating Group Common Unit holders are expected to receive a 20% performance allocation and (2) TPG general partner entities from which the TPG Operating Group Common Unit holders are not expected to receive any performance allocation.

	Year Ended December 31,			
	2021	2020	Change	%
	($ in thousands)			
TPG Operating Group Shared:				
TPG VII	$ 902,941	$ 541,513	$ 361,428	67 %
TPG VIII	558,759	—	558,759	NM
Asia VI [1]	381,295	51,189	330,106	645 %
Asia VII	426,270	90,080	336,190	373 %
THP I	114,805	35,159	79,646	227 %
TES	8,232	(3,257)	11,489	353 %
AAF	32,237	—	32,237	NM
Platform: Capital	2,424,539	714,684	1,709,855	239 %
Growth III [1]	64,111	290,365	(226,254)	(78)%
Growth IV	326,824	102,949	223,875	217 %
Growth V	82,612	—	82,612	NM
TTAD I	108,458	71,827	36,631	51 %
TDM	54,325	12,252	42,073	343 %
Platform: Growth	636,330	477,393	158,937	33 %
Rise I	142,938	131,495	11,443	9 %
Rise II	69,253	—	69,253	NM
Platform: Impact	212,191	131,495	80,696	61 %
TREP III	152,658	—	152,658	NM
Platform: Real Estate	152,658	—	152,658	NM
TPEP	29,804	1,426	28,378	1990 %
NewQuest	16,186	—	16,186	NM
Strategic Capital	2,793	—	2,793	NM
Platform: Market Solutions	48,783	1,426	47,357	3321 %
Total TPG Operating Group Shared:	$ 3,474,501	$ 1,324,998	$ 2,149,503	162 %
TPG Operating Group Excluded:				
TPG IV	3,580	(21,884)	25,464	116 %
TPG VI	32,031	(154,708)	186,739	121 %
Asia IV	1,430	37	1,393	3765 %
Asia V	74,956	(10,134)	85,090	840 %
MMI	1,333	—	1,333	NM
TPG TFP	201	133	68	51 %
Platform: Capital	113,531	(186,556)	300,087	161 %
Growth II	45,141	42,472	2,669	6 %
Growth II Gator	65,167	51,913	13,254	26 %
Biotech II	(342)	256	(598)	(234)%
Biotech III	30,681	48,183	(17,502)	(36)%
Biotech IV	1,977	—	1,977	NM
Biotech V	(4,095)	253	(4,348)	(1719)%
STAR	—	11,809	(11,809)	(100)%
Platform: Growth	138,529	154,886	(16,357)	(11)%
TREP II	40,000	17,357	22,643	130 %
DASA - Real Estate	(1,954)	(10,486)	8,532	81 %
Platform: Real Estate	38,046	6,871	31,175	454 %

	Year Ended December 31,			
	2021	**2020**	**Change**	**%**
	($ in thousands)			
TSI	14,523	14,470	53	— %
Evercare	13,731	—	13,731	NM
Platform: Impact	28,254	14,470	13,784	95 %
Former affiliate funds	—	(111,149)	111,149	100 %
Other	—	(111,149)	111,149	100 %
Total TPG Operating Group Excluded [2]	$ 318,360	$ (121,478)	$ 439,838	362 %
Total Performance Allocations	$ 3,792,861	$ 1,203,520	$ 2,589,341	215 %

---

(1) After the Reorganization, we retained an economic interest in performance allocations from the Growth III and Asia VI general partner entities, which entitles us to a performance allocation equal to 10%; however, we intend to allocate the full amount as performance allocation compensation expense. As such, net income available to controlling interest holders is zero for each of these funds following the Reorganization.

(2) The TPG Operating Group Excluded entities' performance allocations is not a component of net income attributable to TPG following the Reorganization; however, the TPG general partner entities continue to be consolidated by us. We transferred the rights to the performance allocations the TPG Operating Group historically would have received to RemainCo on December 31, 2021. As such, net income available to controlling interest holders will be zero for each of the TPG Operating Group Excluded entities beginning January 1, 2022. See "—Unaudited Pro Forma Condensed Consolidated Financial Information and Other Data" which reflects the projected impact of the Reorganization.

The increase in total performance allocations for the year ended December 31, 2021 compared to the year ended December 31, 2020 was primarily generated by realized and unrealized appreciation in TPG VII, TPG VIII, Asia VI, Asia VII, THP I, Growth IV, TREP III, TPG VI and Asia V.

As of December 31, 2021, accrued performance allocations for Common Unit holders of the TPG Operating Group shared TPG general partner entities totaled $4.1 billion. As of December 31, 2021, accrued performance allocations for Common Unit holders of the TPG Operating Group excluded TPG general partner entities totaled $1.3 billion.

Capital Interest. Capital interest income increased by $177.7 million to $205.6 million for the year ended December 31, 2021 from $28.0 million for the year ended December 31, 2020. The increase was primarily driven by income from our investments in the Capital and Real Estate platforms.

Expenses

Compensation and Benefits. Compensation and benefits expense increased by $57.0 million, or 11%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase was primarily driven by a $73.5 million increase in bonuses and one time payments, which is reduced by the impact of our former affiliate in the amount of $22.9 million for the year ended December 31, 2020. The increase was also driven by a $19 million increase in salaries and benefits by an increase in headcount, which is reduced by the impact of our former affiliate in the amount of $22.1 million for the year ended December 31, 2020.

General, Administrative and Other. General and administrative expenses increased by $17.8 million, or 7%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase was primarily driven by a $31.0 million increase in professional fees, which is reduced by the impact of our former affiliate in the amount of $18.2 million for the year ended December 31, 2020. This increase was also driven by a $21.6 million increase in office overhead and other, which is reduced by the impact of our former affiliate in the amount of $30.1 million for the year ended December 31, 2020. The increase was also driven by an increase in reimbursable expenses incurred on behalf of TPG funds of $13.7 million.

Depreciation and Amortization. Depreciation and amortization increased by $14.1 million, or 197%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase is primarily due to the amortization of intangible assets of $14.2 million during the year ended December 31, 2021, related to the acquisition of NewQuest on July 1, 2021.

Interest Expense. Interest expense decreased by $2.7 million, or 14%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. This decrease was primarily driven by a reduction in debt outstanding during the period due to repayment of the Revolving Credit Facility to Affiliate in March of 2021 (as defined herein) in August 2021.

Expenses of Consolidated TPG Funds and Public SPACs. Expenses of consolidated TPG Funds and Public SPACs increased by $12.8 million, or 161%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase was primarily due to additional professional services expenses in our consolidated Public SPAC entities as a result of closing three SPAC initial public offerings and business combinations associated with our consolidated Public SPACs.

Net Gains from Investment Activities. Net gains from investment activities increased by $359.1 million, to a gain of $353.2 million from a loss of $5.8 million, for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase of net gains from investment activities was primarily driven by the deconsolidation of two of our Public SPACs and the associated business combination with Nerdy, Inc. and Vacasa, Inc., which resulted in gains of $232.5 million. We recognized a net gain of $95.0 million associated with our step acquisition of NewQuest. The increase was also driven by other equity method investments in which the Company has significant influence of $137.0 million.

Gain on Deconsolidation. The $401.7 million gain on deconsolidation for the year ended December 31, 2020, resulted from the disaffiliation of our former affiliate in May 2020 and the subsequent step-up to fair value of the retained equity method investment.

Interest, Dividends and Other. Interest, dividends and other investment gains decreased by $1.7 million, or 20%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. The decrease was driven by a reduction of dividend income of $3.4 million due to the deconsolidation of our former affiliate. The decrease was partially offset by an increase of interest income of $1.7 million due to a larger cash balance in the year ended December 31, 2021 compared to the year ended December 31, 2020.

Net (Losses) Gains from Investment Activities of Consolidated TPG Funds and Public SPACs. Net (losses) gains from investment activities of consolidated TPG Funds and Public SPACs increased by $42.1 million to a gain of $23.4 million from a loss of $18.7 million, for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase was primarily related to the fair value changes of the underlying investments of TPEP of $34.4 million.

Unrealized (Losses) Gains on Derivative Liabilities of Public SPACs. The $211.8 million unrealized gain and $239.3 million of unrealized loss on derivative instruments recognized during the year ended December 31, 2021 and 2020, respectively, were attributable to warrants issued by the consolidated Public SPAC entities and forward purchase agreements held by third parties. The warrants held by public investors and forward purchase agreements are treated as liability instruments rather than equity instruments and subject to mark-to-market adjustments each period. Upon the consummation of acquisitions of target companies by our Public SPACs or the wind down of a Public SPAC, the associated liability will no longer be included in our consolidated financial statements.

Interest, Dividends and Other of Consolidated TPG Funds and Public SPACs. Interest, dividends and other of consolidated TPG Funds and Public SPACs increased by $4.9 million, or 91%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. This increase was primarily related to an expense reimbursement of EUR 15.0 million, on the termination of a proposed business combination, recognized by TPG Pace Beneficial Finance Corp. during the year ended December 31, 2021 compared to no such reimbursement during the year ended December 31, 2020.

Income Tax Expense. Income tax expense decreased by $0.7 million, or 8%, for the year ended December 31, 2021 compared to the year ended December 31, 2020.

Unaudited Condensed Consolidated Statements of Financial Condition (U.S. GAAP basis)

($ in thousands)		December 31, 2022		December 31, 2021
Assets				
Cash and cash equivalents	$	1,107,484	$	972,729
Investments		5,329,868		6,109,046
Due from affiliates		202,639		185,321
Other assets		642,558		670,452
Assets of consolidated TPG Funds and Public SPACs		659,189		1,024,465
Total assets	**$**	**7,941,738**	**$**	**8,962,013**
Liabilities, Redeemable Equity and Equity				
Debt obligations	$	444,566	$	444,444
Due to affiliates		139,863		826,999
Accrued performance allocation compensation		3,269,889		—
Other liabilities		324,261		372,597
Liabilities of consolidated TPG Funds and Public SPACs		23,653		56,532
Total liabilities	**$**	**4,202,232**	**$**	**1,700,572**
Redeemable equity from consolidated Public SPACs	**$**	**653,635**	**$**	**1,000,027**
Equity				
Class A common stock $0.001 par value, 2,340,000,000 shares authorized (79,240,058 and 0 shares issued and outstanding as of September 30, 2022 and December 31, 2021, respectively)	$	79	$	—
Class B common stock $0.001 par value, 750,000,000 shares authorized (229,652,641 and 0 shares issued and outstanding as of September 30, 2022 and December 31, 2021, respectively)		230		—
Preferred stock, $0.001 par value, 25,000,000 shares authorized (0 issued and outstanding as of September 30, 2022 and December 31, 2021, respectively)		—		—
Additional paid-in-capital		506,639		—
Retained earnings		2,724		—
Partners' capital controlling interests		—		1,606,593
Other non-controlling interests		2,576,199		4,654,821
Total equity		**3,085,871**		**6,261,414**
Total liabilities, redeemable equity and equity	**$**	**7,941,738**	**$**	**8,962,013**

Cash and cash equivalents increased $134.8 million primarily due to proceeds of $770.9 million net of $34.2 million of offering costs and purchases of partnership interests of $379.6 million from our IPO in January 2022.

Investments generated net capital allocation-based income of $756.3 million which was offset by net realized proceeds of $1,424.5 million, resulting in a decrease of $779.2 million during the year ended December 31, 2022. For the year ended December 31, 2022, our investments have generated realized and unrealized portfolio appreciation of 8%.

Accrued performance allocation compensation totaled $3,269.9 million for the year ended December 31, 2022 following our IPO. Subsequent to the Reorganization and IPO, distributions of performance allocations in the legal form of equity made directly or indirectly to our partners and professionals are accounted for as accrued performance allocation compensation liability.

Redeemable equity from consolidated Public SPACs decreased $346.4 million primarily due to the redemption of Class A ordinary shares of TPGY. See Note 16, "Redeemable equity attributable to consolidated Public SPACs," to our Consolidated Financial Statements.

Total equity decreased $3,175.5 million primarily due to the Reorganization and our IPO in January 2022, which transferred certain investments to RemainCo, reclassified certain performance allocations historically reflected as non-controlling interests to performance allocation compensation liabilities, and resulted in the issuance of approximately 79.1 million shares of Class A common stock and net proceeds of $793.4 million.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

Defined terms included below shall have the same meaning as terms defined and included elsewhere in this Form 10-K.

The following unaudited pro forma Condensed Consolidated Statement of Operations for the years ended December 31, 2021 and 2020 present our consolidated results of operations and gives pro forma effect to the Reorganization, the consummation of the IPO and other impacts of the IPO (see transactions described under Note 1, "Organization," to our Consolidated Financial Statements), as if they had occurred January 1, 2020. The owners of the TPG Operating Group completed a series of actions during the year ended December 31, 2021 and on January 12, 2022 as part of the Reorganization, in conjunction with the IPO that was completed on January 18, 2022. An unaudited pro forma condensed combined balance sheet is not presented because the Reorganization, IPO and the related transactions are fully reflected in the Company's Consolidated Statement of Financial Condition as of December 31, 2022 included elsewhere in this Annual Report on Form 10-K. The following unaudited pro forma condensed consolidated financial information has been prepared in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release No. 33-10786 "Amendments to Financial Disclosure about Acquired and Disposed Businesses."

The pro forma adjustments are based on available information and upon assumptions that management believes are reasonable in order to reflect, on a pro forma basis, the effect of the Reorganization, IPO and related transactions on the historical financial information of TPG. The Company's historic operations consist of multiple consolidated entities formed to provide asset management services under a single controlling entity, TPG Group Holdings. The historical period presented in the unaudited pro forma financial information reflects the operating results of TPG Group Holdings. Immediately following the Reorganization, the TPG Operating Group and its subsidiaries are controlled by the same parties and as such, we account for the Reorganization as a transfer of interests under common control.

The unaudited pro forma Condensed Consolidated Statement of Operations may not be indicative of the results of operations that would have occurred had the Reorganization or the IPO and related transactions, as applicable, taken place on the dates indicated, or that may be expected to occur in the future. The adjustments are described in the notes to the unaudited pro forma Condensed Consolidated Statement of Operations. The unaudited pro forma Condensed Consolidated Financial Information and other data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements and the related notes included elsewhere in this Annual Report on Form 10-K.

The pro forma adjustments in the "Reorganization and Other Transaction Adjustments" column principally give effect to certain of the Reorganization and other transactions including:

- The TPG Operating Group transferred to RemainCo certain performance allocation economic entitlements from certain of the TPG general partner entities that are defined as Excluded Assets. We continue to consolidate these TPG general partner entities because we maintain control and have an implicit variable interest. The impact of this adjustment is a reallocation from controlling interests to non-controlling interests.

- The TPG Operating Group transferred to RemainCo the economic entitlements associated with certain other investments that are part of the Excluded Assets.

- The transfer of certain investments in TPG Funds to RemainCo resulted in the deconsolidation of those TPG Funds that have been consolidated in our historical combined financial statements with the exception of our Public SPACs.

- Adjustments to sharing percentages of future profits between controlling and non-controlling interests of the TPG Operating Group related to the Specified Company Assets.

The pro forma adjustments in the "Offering Transaction Adjustments" column principally give effect to the consummation of the IPO, including the corporate conversion.

We have not made any pro forma adjustments relating to any incremental reporting, compliance or investor relations costs that we may incur as a public company, as estimates of such expenses are not determinable.

The unaudited pro forma condensed consolidated financial information should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and related notes included elsewhere in this Annual Report on Form 10-K.

The unaudited pro forma condensed consolidated financial information is included for informational purposes only and does not purport to reflect the results of operations of TPG that would have occurred had the transactions described above transpired on the dates indicated or had we operated as a public entity during the period presented or for any future period or date. The unaudited pro forma condensed consolidated financial information should not be relied upon as being indicative of our future or actual results of operations had the Reorganization and IPO transactions and the other transactions described above occurred on the dates assumed. The unaudited pro forma condensed consolidated financial information also does not project our results of operations for any future period or date.

Unaudited Pro Forma Condensed Consolidated Statement of Operations and Other Data
For the Year Ended December 31, 2021

($ in thousands, except share and per share amounts)	TPG Group Holdings Historical	Reorganization and Other Transaction Adjustments	Offering Transaction Adjustments	TPG Inc. Pro Forma
Revenues				
Fees and other	$ 977,904	$ 20,807 (3)	$ —	$ 998,711
Capital allocation-based income	3,998,483	(8,653) (1)	—	3,989,830
Total revenues	4,976,387	12,154	—	4,988,541
Expenses				
Compensation and benefits:				
Cash-based compensation and benefits	579,698	(140,278) (5)	—	439,420
Equity-based compensation	—	—	428,687 (6)	500,607
	—		71,920 (7)	
Performance allocation compensation	—	2,538,505 (5)	—	2,538,505
Total compensation and benefits	579,698	2,398,227	500,607	3,478,532
General, administrative and other	278,590	—	—	278,590
Depreciation and amortization	21,223	—	—	21,223
Interest expense	16,291	3,991 (4)	—	20,282
Expenses of consolidated TPG Funds and Public SPACs:				
Interest expense	740	(740) (1)	—	—
Other	20,024	(1,629) (1)	—	18,395
Total expenses	916,566	2,399,849	500,607	3,817,022
Investment income				
Income from investments:				
Net gains from investment activities	353,219	(92,860) (1)	—	260,359
Interest, dividends and other	6,460	—	—	6,460
Investment income of consolidated TPG Funds and Public SPACs:				
Net gains from investment activities	23,392	(23,392) (1)	—	—
Unrealized gains on derivative liabilities of Public SPACs	211,822	—	—	211,822
Interest, dividends and other	10,321	(4,029) (1)	—	6,292
Total investment income	605,214	(120,281)	—	484,933
Income before income taxes	4,665,035	(2,507,976)	(500,607)	1,656,452
Income tax expense	9,038	—	68,941 (9)	77,979
Net income	4,655,997	(2,507,976)	(569,548)	1,578,473
Less:				
Net income attributable to redeemable equity in Public SPACs	155,131	—	—	155,131
Net income attributable to non-controlling interests in consolidated TPG Funds	19,287	(19,287) (1)	—	—
Net income attributable to other non-controlling interests	2,455,825	127,140 (1)	226,650 (10)	1,191,994
		896,293 (2)		
		3,257 (3)		
		(625) (4)		
		(2,516,546) (5)		
Net income attributable to TPG Inc.	$ 2,025,754	$ (998,208)	$ (796,198) (11)	$ 231,348

	TPG Group Holdings Historical	Reorganization and Other Transaction Adjustments	Offering Transaction Adjustments	TPG Inc. Pro Forma
Pro forma net income per share data: [11]				
Weighted-average shares of Class A common stock outstanding				
Basic				79,360,700
Diluted				309,013,341
Net income available to Class A common stock per share				
Basic				$ 2.91
Diluted				$ 1.80

Unaudited Pro Forma Condensed Consolidated Statement of Operations and Other Data
For the Year Ended December 31, 2020

($ in thousands, except share and per share amounts)	TPG Group Holdings Historical	Reorganization and Other Transaction Adjustments	Offering Transaction Adjustments	TPG Inc. Pro Forma
Revenues				
Fees and other	$ 883,366	$ (85,174) (1)	$ —	$ 815,368
		17,176 (3)		
Capital allocation-based income	1,231,472	159,840 (1)	—	1,391,312
Total revenues	2,114,838	91,842	—	2,206,680
Expenses				
Compensation and benefits:				
Cash-based compensation and benefits	522,715	(45,088) (1)	—	363,930
		(113,697) (5)		
Equity-based compensation	—	—	579,207 (6)	657,042
			77,835 (7)	
Performance allocation compensation	—	721,097 (5)	—	721,097
Total compensation and benefits	522,715	562,312	657,042	1,742,069
General, administrative and other	260,748	(33,885) (1)	19,496 (8)	246,359
Depreciation and amortization	7,137	(397) (1)	—	6,740
Interest expense	18,993	(612) (1)	—	22,372
		3,991 (4)		
Expenses of consolidated entities:				
Interest expense	722	(722) (1)	—	—
Other	7,241	(2,016) (1)	—	5,225
Total expenses	817,556	528,671	676,538	2,022,765
Investment income				
Income from investments:				
Net losses from investment activities	(5,839)	5,839 (1)	—	—
Gain on deconsolidation	401,695	(401,695) (1)		
Interest, dividends and other	8,123	(3,114) (1)	—	5,009
Investment income of consolidated entities:				
Net gains from investment activities	(18,691)	18,691 (1)	—	—
Unrealized gains on derivative liabilities	(239,269)	—	—	(239,269)
Interest, dividends and other	5,410	(5,399) (1)	—	11
Total investment income	151,429	(385,678)	—	(234,249)
Income before income taxes	1,448,711	(822,507)	(676,538)	(50,334)
Income tax expense	9,779	303 (1)	23,180 (9)	33,262
Net income	1,438,932	(822,810)	(699,718)	(83,596)
Less:				
Net loss attributable to redeemable equity in consolidated entities	(195,906)	—	—	(195,906)
Net income attributable to non-controlling interests in consolidated TPG Funds	(12,380)	12,380 (1)	—	—
Net income attributable to other non-controlling interests	719,640	8,672 (1)	(359,307) (10)	28,239
		360,555 (2)		
		2,677 (3)		
		(622) (4)		
		(703,376) (5)		
Net income attributable to TPG Inc.	$ 927,578	$ (503,096)	$ (340,411) (11)	$ 84,071

	TPG Group Holdings Historical	Reorganization and Other Transaction Adjustments	Offering Transaction Adjustments	TPG Inc. Pro Forma
Pro forma net income per share data: [11]				
Weighted-average shares of Class A common stock outstanding				
Basic				79,254,937
Diluted				308,907,578
Net income available to Class A common stock per share				
Basic				$ 1.06
Diluted				$ (0.42)

Notes to the Unaudited Pro Forma Condensed Consolidated Statement of Operations and Other Data

1)   This adjustment relates to Excluded Assets and is made up of the following components:

Impact of changes in economics of certain TPG general partner interests in TPG Funds:

The TPG Operating Group transferred to RemainCo certain performance allocation economic entitlements from certain of the TPG general partner entities that are defined as Excluded Assets, as well as certain cash and amounts due to affiliates of the TPG Operating Group that relate to these TPG general partner entities' economic entitlements. We continue to consolidate these TPG general partner entities because we maintain control and have an implicit variable interest. This adjustment results in a transfer of $127.1 million and $22.0 million from net income attributable to controlling interests to non-controlling interests for the years ended December 31, 2021 and 2020, respectively, and is reflected in the table below.

Transfer of other investments:

The TPG Operating Group also transferred the economic entitlements associated with certain other investments, including our investment in our former affiliate. For the year ended December 31, 2021, the impact results in the exclusion of total revenues of $8.7 million and the exclusion of investment income of $92.9 million with a reduction to net income attributable to controlling interests of $85.6 million and non-controlling interest of $16.0 million. For the year ended December 31, 2020, the impact results in the exclusion of total revenues of $74.7 million, expenses of $80.0 million and investment income of $399.0 million with a reduction to net income attributable to controlling interests of $231.2 million and non-controlling interest of $13.4 million.

This does not include certain of our strategic equity method investments, including Harlem Capital Partners, VamosVentures and LandSpire Group, as the economics of these investments continue to be part of the TPG Operating Group after the Reorganization.

Deconsolidation of consolidated TPG Funds:

We transferred the TPG Operating Group's co-investment interests in certain TPG Funds to RemainCo. These TPG Funds were historically consolidated and as a result of the transfer to RemainCo, are deconsolidated because we no longer hold a more than insignificant economic interest. For the year ended December 31, 2021, this results in a reduction of $2.4 million of expenses and $27.4 million of investment income, and associated impacts to income attributable to controlling, non-controlling interest in consolidated TPG Funds, and non-controlling interests, as shown in the table below. For the year ended December 31, 2020, this results in a reduction of $2.7 million of expenses, an increase of $13.3 million of investment income, and associated impacts to income attributable to controlling, non-controlling interest in consolidated TPG Funds, and non-controlling interests, as shown in the table below.

Impact Summary:

The amounts for these adjustments were derived based on historical financial results. The following table summarizes the pro forma impact for the Excluded Assets and deconsolidated TPG Funds:

($ in thousands)	Year Ended December 31, 2021			Year Ended December 31, 2020		
	Exclusion of legacy entities	Exclusion of consolidated funds	Total	Exclusion of legacy entities	Exclusion of consolidated funds	Total
Revenues						
Fees and other	$ —	$ —	$ —	$ (85,174)	$ —	$ (85,174)
Capital allocation-based income (loss)	(8,653)	—	(8,653)	159,840	—	159,840
Total revenues	(8,653)	—	(8,653)	74,666	—	74,666
Expenses						
Compensation and benefits	—	—	—	(45,088)	—	(45,088)
General, administrative and other	—	—	—	(33,885)	—	(33,885)
Depreciation and amortization	—	—	—	(397)	—	(397)
Interest expense	—	—	—	(612)	—	(612)
Expenses of consolidated TPG Funds and Public SPACs:				—		—
Interest expense	—	(740)	(740)	—	(722)	(722)
Other	—	(1,629)	(1,629)	—	(2,016)	(2,016)
Total expenses	—	(2,369)	(2,369)	(79,982)	(2,738)	(82,720)
Investment income						
Income from investments:						
Net losses (gains) from investment activities	(92,860)	—	(92,860)	5,839		5,839
Gain on deconsolidation	—	—	—	(401,695)		(401,695)
Interest, dividends and other	—	—	—	(3,114)	—	(3,114)
Investment income of consolidated TPG Funds and Public SPACs:						
Net gains (losses) from investment activities	—	(23,392)	(23,392)	—	18,691	18,691
Unrealized gains (losses) on derivative liabilities Public SPACs	—	—	—	—	—	—
Interest, dividends and other	—	(4,029)	(4,029)	—	(5,399)	(5,399)
Total investment income	(92,860)	(27,421)	(120,281)	(398,970)	13,292	(385,678)
Income before income taxes	(101,513)	(25,052)	(126,565)	(244,322)	16,030	(228,292)
Income tax expense	—	—	—	303	—	303
Net income (loss)	(101,513)	(25,052)	(126,565)	(244,625)	16,030	(228,595)
Less:						
Net loss attributable to redeemable equity in Public SPACs	—	—	—	—	—	—
Net income (loss) attributable to non-controlling interests in consolidated TPG Funds	—	(19,287)	(19,287)	—	12,380	12,380
Net income (loss) attributable to other non-controlling interests	128,043	(903)	127,140	8,103	569	8,672
Net income (loss) attributable to controlling interests	$ (229,556)	$ (4,862)	$ (234,418)	$ (252,728)	$ 3,081	$ (249,647)

2) This adjustment relates to the changes in economic entitlements that the holders of TPG Operating Group Common Units retain, and the associated reallocation of interests after the Reorganization. Specified Company Assets include certain TPG general partner entities to which the TPG Operating Group retained an economic entitlement and that are consolidated both before and after the Reorganization. As part of the Reorganization, the sharing percentage of the associated performance allocation income was reallocated between controlling and non-controlling interests. Subject to certain exceptions, we expect RemainCo to be entitled to between 10% and 15% of these Specified

Company Assets' related performance allocations, which we treat as non-controlling interests, and to allocate generally between 65% and 70% indirectly to our partners and professionals through performance allocation vehicles and Promote Units, with the remaining 20% available for distribution to the TPG Operating Group Common Unit holders. RemainCo's entitlement to performance allocations associated with future funds will step down over time. In conjunction with allocating between 65% and 70% of performance allocations associated with the Specified Company Assets to our partners and professionals, we have reduced the amount of cash-based bonuses historically paid to these individuals as further described in Note 5 below.

The primary impact of this is a reallocation from income attributable to controlling interests to income attributable to non-controlling interests. Specifically, this adjustment reflects reclassifications of $896.3 million and $360.6 million for the years ended December 31, 2021 and 2020, respectively, from net income attributable to controlling interests to net income attributable to other non-controlling interests.

3) This amount reflects an administrative services fee that we receive for managing the Excluded Assets transferred to RemainCo that are not part of the TPG Operating Group. The fee is based on 1% of the net asset value of RemainCo.

4) This adjustment reflects incremental interest expense related to additional financing the TPG Operating Group used to declare a distribution of $200.0 million to our controlling and non-controlling interest holders prior to the Reorganization and the IPO. The distribution was made with $200.0 million of proceeds from the senior unsecured term loan issuance. The Senior Unsecured Term Loan carries an interest rate of LIBOR plus 1.00% and matures in December 2024.

The impact of the adjustment is an increase to interest expense of $4.0 million with a corresponding impact to net income attributable to controlling interests and non-controlling interest holders for the years ended December 31, 2021 and 2020, respectively.

5) Reflects the reclassification of performance allocation amounts owed to senior professionals from other non-controlling interests to performance allocation compensation. Following the IPO, we account for partnership distributions to our partners and professionals as performance allocation compensation expense. As described in Note 2 above, we have adjusted our performance allocation sharing percentage and in conjunction with allocating between 65% and 70% of performance allocations associated with the Specified Company Assets to certain of our people, we are reducing the amounts of cash-based bonuses and increasing the performance allocation compensation expense. For the year ended December 31, 2021, the impact to the unaudited pro forma Condensed Consolidated Statement of Operations included additional performance allocation compensation of $2,398.2 million with a corresponding reduction to net income attributable to non-controlling interest and a reduction of $140.3 million from cash-based compensation and benefits with a corresponding increase to net income attributable to controlling and non-controlling interest of $118.3 million and $22.0 million, respectively. Amounts have been derived based upon our historical results.

For the year ended December 31, 2020, the impact to the unaudited pro forma Condensed Consolidated Statement of Operations included additional performance allocation compensation of $607.4 million with a corresponding reduction to net income attributable to non-controlling interest and a reduction of $113.7 million from cash-based compensation and benefits with a corresponding increase to net income attributable to controlling and non-controlling interest of $96.0 million and $17.7 million, respectively. Amounts have been derived based upon our historical results.

6) Our current partners hold restricted indirect interests in Common Units through TPG Partner Holdings and indirect economic interests in RemainCo as a result of the Reorganization and the IPO. The number of TPG Partner Holdings units outstanding at the time of the IPO total 245,397,431, of which 73,849,986 are unvested. The number of units outstanding related to our existing partners' indirect economic interests in RemainCo at the time of the IPO total 198,040,459, of which 26,922,374 are unvested. In conjunction with the Reorganization, TPG Partner Holdings distributed its interest in RemainCo and the underlying assets as part of a common control transaction to its existing owners, which are our current and former partners. No changes were made to the terms of the unvested units. TPG Partner Holdings and RemainCo are both presented as non-controlling interest holders within our Consolidated Financial Statements.

We account for the TPG Partner Holdings units and indirect economic interests in RemainCo as compensation expense in accordance with ASC Topic 718, Compensation – Stock Compensation. The unvested TPG Partner Holdings units and unvested indirect economic interests in RemainCo will be charged to compensation and benefits as they vest over the remaining requisite service period on a straight-line basis. The vesting periods range from immediate vesting up to six years. Expense amounts for TPG Partner Holdings units have been derived utilizing a per unit value of $29.50 (the IPO price) and adjusting for factors unique to those units, multiplied by the number of unvested units, and will be expensed over the remaining requisite service period. Expense amounts for the unvested indirect interests in RemainCo have been derived based on the fair value of RemainCo, utilizing a discounted cash flow valuation approach, multiplied by the number of unvested interests, and will be expensed over the remaining requisite service period. These adjustments resulted in expenses for the years ended December 31, 2021 and 2020 totaling $428.7 million and $579.2 million, respectively. There is no additional dilution to our stockholders, contractually these units are only related to our non-controlling interest holders, and there is no impact to the allocation of income and distributions to our stockholders. Therefore, we have allocated these expense amounts to our non-controlling interest holders.

7) At IPO, we granted to certain of our people RSUs with respect to approximately 9,280,000 shares of Class A common stock (although we are authorized to grant up to 4% of our shares of Class A common stock, measured on a fully-diluted, as converted basis, which would be 12,277,912 shares of Class A common stock). Of these RSUs, we granted 8,229,960 shares of Class A common stock immediately following the completion of the IPO. These RSUs generally vest over four years in three equal installments on the second through fourth anniversaries of the grant date (with some grants vesting on shorter alternate vesting schedules), subject to the recipient's continued provision of services to the Company or its affiliates through the vesting date. In addition, under TPG Inc.'s Omnibus Equity Incentive Plan, which was approved by our board of directors on December 7, 2021 and our shareholders on December 20, 2021 (the "Omnibus Plan"), we granted immediately following the IPO long-term performance incentive awards to certain of our key executives in the form of RSUs (certain of which have performance-vesting criteria) with respect to a total of 2,203,390 shares of Class A common stock. Furthermore, we have currently named two of our three independent directors, and granted RSUs to the two named independent directors with respect to 20,340 shares of Class A common stock, immediately following the IPO. This adjustment reflects compensation expense associated with the grants described above had they occurred at January 1, 2020. The grants of such RSUs results in recognition of compensation expense for the years ended December 31, 2021 and 2020 in the amount of $71.9 million and $77.8 million, respectively. These expenses are non-cash in nature and allocated to the Common Unit holders.

Not included in the above Offering Transaction Adjustment are RSUs (which are part of the RSUs with respect to approximately 9,280,000 shares of Class A common stock referred to above) with respect to 1,050,040 shares that were granted in 2022 after the IPO, including those to people hired for new roles created in connection with the IPO. In addition, we plan to grant RSUs of 10,170 shares to our third independent director when named. These additional grants will have similar vesting terms and conditions as the RSUs mentioned above.

8) We incurred approximately $19.5 million in additional non-recurring transaction and Reorganization related costs in connection with the IPO. These amounts are not directly related to the issuance of securities in the IPO but are related to the Reorganization and have been reflected as an adjustment in the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2020.

9) The TPG Operating Group partnerships continue to be treated as partnerships for U.S. federal and state income tax purposes. Following the IPO, we are subject to U.S. federal income taxes, in addition to state, local and foreign income taxes with respect to our allocable share of any taxable income generated by the TPG Operating Group that flows through to its interest holders, including us. As a result, the unaudited pro forma Condensed Consolidated Statement of Operations reflects adjustments to our income tax expense to reflect a blended statutory tax rate of 23% at TPG, which was calculated assuming the U.S. federal rates currently in effect and the statutory rates applicable to each state, local and foreign jurisdiction where we estimate our income will be apportioned. The following table summarizes the impact for the period presented:

($ in thousands)	Year Ended December 31, 2021		Year Ended December 31, 2020	
	Reorganization and Other Transaction Adjustments			
Income before provision for income taxes	$	2,157,059	$	626,204
Less:				
Provision for local and foreign income taxes		9,038		10,082
Net income (loss) attributable to redeemable interest in Public SPACs		155,131		(195,906)
Net income attributable to other non-controlling interests		965,344		387,546
Income before provision for income taxes attributable to TPG Operating Group		1,027,546		424,482
TPG Inc. blended statutory tax rate		0.00 %		0.00 %
Provision for TPG Inc. statutory income tax		—		—
Provision for local and foreign income taxes		9,038		10,082
Less: Prior recorded provision attributable to TPG		9,038		9,779
Adjustment to provision for income taxes	$	—	$	303

($ in thousands)	Year Ended December 31, 2021		Year Ended December 31, 2020	
	Offering Transaction Adjustment			
Income before provision for income taxes	$	1,656,452	$	(50,334)
Less:				
Provision for local and foreign income taxes		9,038		10,082
Net income (loss) attributable to redeemable interest in Public SPACs		155,131		(195,906)
Net income attributable to other non-controlling interests		1,191,994		28,239
Income before provision for income taxes attributable to TPG Inc.		300,289		107,251
TPG Inc. blended statutory tax rate		23 %		23 %
Provision for income taxes	$	69,066	$	24,667
Add: Provision for income taxes of consolidated affiliates of TPG Inc.		8,913		8,595
Less: Prior recorded provision attributable to TPG		9,038		10,082
Adjustment to provision for income taxes	$	68,941	$	23,180

10) Prior to the IPO, TPG held Common Units representing 78.1% of the Common Units and 100% of the interests in certain intermediate holding companies. In our capacity as the sole indirect owner of the entities serving as the general partner of the TPG Operating Group partnerships, we indirectly control all of the TPG Operating Group's business and affairs. As a result, we consolidate the financial results of the TPG Operating Group and its consolidated subsidiaries and report non-controlling interests related to the interests held by the other partners of the TPG Operating Group and its consolidated subsidiaries in our consolidated statements of operations. Following the IPO, TPG owns 25.6% of the Common Units, and the other partners of the TPG Operating Group own the remaining 74.4%, excluding the equity-based compensation expense related to our partners' unvested TPG Partner Holdings units and indirect economic interests in RemainCo, which has been allocated only to non-controlling interest holders. Net income attributable to non-controlling interests represent 74.4% of the consolidated income before taxes of the TPG Operating Group. Promote Units are not included in this calculation of ownership interest.

The computation of the pro forma income attributable to non-controlling interests in the TPG Operating Group is shown below.

($ in thousands)	Year Ended December 31, 2021		Year Ended December 31, 2020
	Reorganization and Other Transaction Adjustments		
Income before provision for income taxes	$ 2,157,059	$	626,204
Less:			
Provision for local and foreign income taxes	9,038		10,082
Net (loss) income attributable to redeemable interest in Public SPACs	155,131		(195,906)
Allocable Income	1,992,890		812,028
Less:			
TPG Inc.'s economic interest in the TPG Operating Group [(a)]	1,027,546		424,482
Net income attributable to non-controlling interest in the TPG Operating Group and its consolidated subsidiaries	$ 965,344	$	387,546

_____

(a)   The amount represents the net income attributable to non-controlling interest holders in the TPG Operating Group adjusted for the allocation of equity-based compensation expenses related to TPG Partner Holdings units and indirect economic interests in RemainCo held by our partners. Refer to Note 6 herein.

($ in thousands)	Year Ended December 31, 2021		Year Ended December 31, 2020
	Offering Transaction Adjustment		
Income before provision for income taxes	$ 1,656,452	$	(50,334)
Less:			
Provision for local and foreign income taxes	77,979		33,262
Net (loss) income attributable to redeemable interest in Public SPACs	155,131		(195,906)
Allocable Income	1,423,342		112,310
Less:			
TPG Inc.'s economic interest in the TPG Operating Group	231,348		84,071
Net income attributable to non-controlling interest in the TPG Operating Group and its consolidated subsidiaries [(a)]	1,191,994		28,239
Less: As adjusted pro forma income attributable to non-controlling interest in the TPG Operating Group and its consolidated subsidiaries	965,344		387,546
Adjustment to income attributable to non-controlling interest in the TPG Operating Group and its consolidated subsidiaries	$ 226,650	$	(359,307)

_____

(a)   The amount represents the net income attributable to non-controlling interest holders in the TPG Operating Group adjusted for the allocation of equity-based compensation expenses related to TPG Partner Holdings units and indirect economic interests in RemainCo held by our partners. Refer to Note 6 herein.

11)   Pro forma basic net income per share is computed by dividing net income available to Class A common stockholders by the weighted-average shares of Class A common stock outstanding during the period. The weighted-average shares outstanding excludes shares of Class A common stock reserved for issuance under the Omnibus Plan equal to 10% of our shares of Class A common stock, measured on a fully-diluted, as converted basis, including that we granted up to 4% to certain of our people in connection with the IPO, as well as certain long-term performance incentive awards and awards to our independent directors. We anticipate that a portion of the RSUs we granted to certain of our people in connection with the offering were granted immediately following the effectiveness of the IPO and a portion may be granted thereafter in 2022 in relation to the IPO, including to people hired for new roles created in connection with the IPO. Pro forma diluted net income per share is computed by adjusting the net income available to Class A common stockholders and the weighted-average shares of Class A common stock outstanding to give effect to potentially dilutive securities. The calculation of diluted earnings per share excludes Class B common stock, which may only be held by the TPG Operating Group owners other than us or our wholly-owned subsidiaries and their respective permitted transferees, and are therefore not included in the computation of pro forma basic or diluted net income per share.

12) The following table sets forth a reconciliation of the numerators and denominators used to compute pro forma basic and diluted net income per share.

($ in thousands, except share and per share amounts)	Year Ended December 31, 2021		Year Ended December 31, 2020	
Pro forma basic net income per share:				
Numerator				
Net income	$	1,578,473	$	(83,596)
Less: Net income attributable to participating securities		23,089		8,513
Net (loss) income attributable to redeemable interests in Public SPACs		155,131		(195,906)
Net income attributable to interests in other non-controlling interest		1,169,357		20,132
Net income attributable to Class A common stockholders – Basic	$	230,896	$	83,665
Denominator				
Shares of Class A common stock outstanding – Basic		79,360,700		79,254,937
Basic net income per share	$	2.91	$	1.06
Pro forma diluted net income per share:				
Numerator				
Net income attributable to Class A common stockholders – Basic		230,896		83,665
Reallocation of net income assuming exchange of Common Units to Class A common stock		324,052		(212,355)
Net income attributable to Class A common stockholders – Diluted	$	554,948	$	(128,690)
Denominator				
Weighted-average shares of Class A common stock outstanding – Basic		79,360,700		79,254,937
Vesting of restricted share awards		—		—
Exchange of Common Units to Class A common stock		229,652,641		229,652,641
Weighted-average shares of Class A common stock outstanding – Diluted		309,013,341		308,907,578
Diluted net income per share:	$	1.80	$	(0.42)

In computing the dilutive effect, if any, that equity-based awards would have on earnings per share, we consider the reallocation of net income between holders of Class A common stock and non-controlling interests.

Unaudited Pro Forma Non-GAAP Financial Measures

The following table sets forth our non-GAAP and pro forma non-GAAP financial measures after Reorganization and Offering Transaction Adjustments for the years ended December 31, 2021 and 2020:

($ in thousands)	Year Ended December 31, 2021				Year Ended December 31, 2020			
	Non-GAAP		**Pro Forma Non-GAAP**		**Non-GAAP**		**Pro Forma Non-GAAP**	
Management fees	$	718,364	$	718,364		$	623,658	$	623,658
Transaction, monitoring and other fees, net		102,041		102,041			49,455		49,455
Other income		46,673		53,957 (1)			42,920		54,339 (1)
Fee Related Revenues		867,078		874,362			716,033		727,452
Compensation and benefits, net		521,413		381,135 (2)			441,245		327,548 (2)
Operating expenses, net		167,114		167,114			173,338		173,338
Fee Related Expenses		688,527		548,249			614,583		500,886
Total Fee-Related Earnings	$	178,551	$	326,113		$	101,450	$	226,566
Realized performance allocations, net		999,603		204,664 (2), (3)			313,490		40,817 (2), (3)
Realized investment income and other, net		92,720		66,720 (4)			57,231		5,036 (4)
Depreciation expense		(6,775)		(6,775)			(6,556)		(6,556)
Interest expense, net		(14,928)		(18,919) (5)			(14,843)		(18,835) (5)
Distributable Earnings	$	1,249,171	$	571,803		$	450,772	$	247,028
Income taxes		(9,308)		(33,684) (6)			(9,305)		(14,552) (6)
After-Tax Distributable Earnings	$	1,239,863	$	538,119		$	441,467	$	232,476

Notes to the Unaudited Pro Forma Non-GAAP Financial Measures

1) The difference in other income between non-GAAP and pro forma non-GAAP financial measures is attributable to: (i) removing the other income associated with the other investments that were transferred to RemainCo and (ii) an administrative services fee that we receive for managing the Excluded Assets transferred to RemainCo that are not part of the TPG Operating Group. The fee is based on 1% of the net asset value of RemainCo.

2) This adjustment reflects the expected reduction of our cash-based bonuses relative to what we historically paid to our partners and professionals within compensation and benefits, net. Through the Reorganization, we have increased certain of our people's share of performance allocations associated with the Specified Company Assets from approximately 50% to between 65% and 70%. The impact of this is a decrease in compensation and benefits, net of $140.3 million and $113.7 million for the years ended December 31, 2021 and 2020, respectively.

3) Realized performance allocations, net only include the amounts the TPG Operating Group is entitled to after gross realized performance allocations has been reduced by realized performance allocation compensation and non-controlling interests. Following the Reorganization, the TPG Operating Group receives approximately 20% of the future performance allocations associated with the general partner entities that we retained an economic interest in. This adjustment to our sharing percentage was made to allow us to reduce amounts we would expect to pay out as discretionary cash bonuses in the future paid to our partners. The impact of this adjustment is a decrease in realized performance allocations, net of $794.9 million and $272.7 million for the years ended December 31, 2021 and 2020, respectively.

4) The difference in realized investment income and other, net is related to the transfer to RemainCo of the certain other investments that make up the Excluded Assets. The TPG Operating Group retained its interests in our strategic investments in NewQuest, Harlem Capital Partners, VamosVentures and LandSpire Group. This resulted in a decrease to realized investment income and other, net of $26.0 million and $32.7 million for the years ended December 31, 2021 and 2020, respectively. Also, $19.5 million of additional non-recurring transaction and reorganization related costs are reflected as if incurred during the year ended December 31, 2020.

5) This difference relates to additional interest expense from new financing the TPG Operating Group used to declare a distribution of $200.0 million to our controlling and non-controlling interest holders prior to the Reorganization and the IPO. The distribution was made with $200.0 million proceeds from the senior unsecured term loan issuance. The Senior Unsecured Term Loan carries an interest rate of LIBOR plus 1.00% and matures in December 2024. The impact of the adjustment is an increase to interest expense of $4.0 million for the years ended December 31, 2021 and 2020.

6) The difference in income tax expense is attributable to the corporate conversion. The income tax expense adjustment reflects TPG Inc.'s share of pro forma pre-tax distributable earnings, which equals 25.6%, multiplied by TPG Inc.'s effective tax rate of 23.0%.

Unaudited Pro Forma Non-GAAP Balance Sheet Measures

Book assets, book liabilities and net book value are non-GAAP performance measures of TPG Operating Group's assets, liabilities and equity on a deconsolidated basis which reflects our investments in subsidiaries as equity method investments. Additionally, the book assets, book liabilities and net book value include the tax assets and liabilities of TPG Inc. We utilize these measures to assess the unrealized value of our book assets after deducting for book liabilities as well as assess our indirect interest in accrued performance allocations from our TPG Funds and our co-investments in TPG Funds and third-party investments. We believe these measures are useful to investors as they provide additional insight into the net assets of the TPG Operating Group on a deconsolidated basis. These non-GAAP financial measures should not be considered as a substitute for, or superior to, similar financial measures calculated in accordance with U.S. GAAP. These non-GAAP financial measures may differ from the calculations of other alternative asset managers and, as a result, may not be comparable to similar measures presented by other companies. Certain comparative amounts for the prior fiscal period have been reclassified to conform to the below presentation as of December 31, 2022. Refer to "—Reconciliation to U.S. GAAP Measures" for reconciliations of the Condensed Consolidated Statement of Financial Condition to the non-GAAP Balance Sheet.

The following table sets forth our pro forma non-GAAP book assets, book liabilities and book value after the IPO transaction adjustments as of December 31, 2022 and 2021:

($ in thousands)	December 31, 2022	Year Ended December 31, 2021 Non-GAAP	Pro Forma Non-GAAP
Book Assets			
Cash and cash equivalents	$ 691,687	$ 242,370	$ 646,387 (1), (2)
Restricted cash	13,166	13,135	13,135
Accrued performance allocations	642,519	1,344,348	769,283 (3)
Other investments	576,814	894,741	894,741
Other assets, net	576,241	398,154	169,713 (1), (2)
Total Book Assets	**$ 2,500,427**	**$ 2,892,748**	**$ 2,493,259**
Book Liabilities			
Accounts payable, accrued expenses and other	$ 48,183	$ 525,267	$ 308,421 (1), (2), (4)
Securitized borrowing, net	245,259	244,950	244,950
Senior unsecured term loan	199,307	199,494	199,494
Total Book Liabilities	**$ 492,749**	**$ 969,711**	**$ 752,865**
Net Book Value	**$ 2,007,678**	**$ 1,923,037**	**$ 1,740,394 (5)**

Notes to the Unaudited Pro Forma Non-GAAP Balance Sheet Measures

1) The difference between non-GAAP and pro forma non-GAAP balance sheet measures relates to the transfer of Excluded Assets, which consist of rights to future performance allocations related to certain general partner entities. Additionally, certain of our other investments and investments into TPG Funds have been excluded, because such interests are not part of the TPG Operating Group. We would have transferred (i) $27.2 million of cash; (ii) $204.5 million of other assets; and (iii) $203.3 million of other liabilities to RemainCo.

2) Includes $431.2 million of proceeds, net of estimated underwriting discounts and unpaid offering costs of $31.8 million, of which $24.0 million was previously capitalized and accrued in other assets, net and accounts payable, accrued expenses and other, respectively.

3) Following the Reorganization, the TPG Operating Group and Common Unit holders received approximately 20% of the future performance allocations associated with the general partner entities that we retain an economic interest in as described in Note 1 above. This adjustment reduces our share of accrued performance allocations by $575.1 million.

4) Reflects a Tax Receivable Agreement liability of $10.4 million related to the reorganization of TPG into a corporation and associated offering transactions.

5) Represents the impact to the net book value of the TPG Operating Group after the IPO transaction adjustments.

Reconciliations to U.S. GAAP Measures

The following table reconciles the most directly comparable financial measures calculated and presented in the Unaudited Pro Forma U.S. GAAP Statement of Operations to our Unaudited Non-GAAP Pro Forma financial measures for the years ended December 31, 2021 and 2020.

($ in thousands)	Year Ended December 31, 2021	Year Ended December 31, 2020
Total Pro Forma GAAP Net Income	$ 1,578,473	$ (83,596)
Net loss (income) attributable to redeemable equity in Public SPACs	(155,131)	195,906
Net income attributable to other non-controlling interests	(756,925)	(395,032)
Performance fees from other non-controlling interest	(5,908)	—
Share-based compensation expense	500,608	657,042
Amortization expense	14,195	—
Unrealized performance allocations, net	(425,924)	(153,807)
Unrealized investment income	(232,988)	(15,542)
Unrealized gains on derivatives	(20,626)	9,570
Income tax expense	44,565	17,935
Other	(2,220)	—
Pro Forma After-tax Distributable Earnings	$ 538,119	$ 232,476
Income tax expense	33,684	14,552
Pro Forma Distributable Earnings	$ 571,803	$ 247,028
Realized performance fees, net	(204,664)	(40,817)
Realized investment income and other, net	(66,719)	(5,036)
Depreciation expense	6,775	6,556
Interest expense, net	18,918	18,835
Total Pro Forma Fee-Related Earnings	$ 326,113	$ 226,566

Non-GAAP Financial Measures

Distributable Earnings. Distributable Earnings ("DE") is used to assess performance and amounts potentially available for distributions to partners. DE is derived from and reconciled to, but not equivalent to, its most directly comparable U.S. GAAP measure of net income. DE differs from U.S. GAAP net income computed in accordance with U.S. GAAP in that it does not include (i) unrealized performance allocations and related compensation and benefit expense, (ii) unrealized investment income, (iii) equity-based compensation expense, (iv) net income (loss) attributable to non-controlling interests in consolidated entities, or (v) certain non-cash items, such as contingent reserves.

While we believe that the inclusion or exclusion of the aforementioned U.S. GAAP income statement items provides investors with a meaningful indication of our core operating performance, the use of DE without consideration of the related U.S. GAAP measures is not adequate due to the adjustments described herein. This measure supplements U.S. GAAP net income and should be considered in addition to and not in lieu of the results of operations presented accordance with U.S. GAAP discussed further under "—Key Components of our Results of Operations—Results of Operations" prepared in accordance with U.S. GAAP.

After-Tax Distributable Earnings. After-tax Distributable Earnings ("After-tax DE") is a non-GAAP performance measure of our distributable earnings after reflecting the impact of income taxes. We use it to assess how income tax expense affects amounts available to be distributed to our Class A common stock holders and Common Unit holders. After-tax DE differs from U.S. GAAP net income computed in accordance with U.S. GAAP in that it does not include the items described in the definition of DE herein; however, unlike DE, it does reflect the impact of income taxes. Income taxes, for purposes of determining After-tax DE, represent the total U.S. GAAP income tax expense adjusted to include only the current tax expense (benefit) calculated on U.S. GAAP net income before income tax and includes the current payable under our Tax Receivable Agreement, which is recorded within other liabilities in our Consolidated Statement of Financial Condition. Further, the current tax expense (benefit) utilized when determining After-tax DE reflects the benefit of deductions available to the Company on certain expense items that are excluded from the underlying calculation of DE, such as equity-based compensation charges. We believe that including the amount currently payable under the Tax Receivable Agreement and utilizing the current income tax expense (benefit), as described above, when determining After-tax DE is meaningful as it increases comparability between periods and more accurately reflects earnings that are available for distribution to shareholders.

We believe that while the inclusion or exclusion of the aforementioned U.S. GAAP income statement items provides investors with a meaningful indication of our core operating performance, the use of After-tax DE without consideration of the related U.S. GAAP measures is not adequate due to the adjustments described herein. This measure supplements U.S. GAAP net income and should be considered in addition to and not in lieu of the results of operations presented in accordance with U.S. GAAP discussed further under "—Key Components of our Results of Operations-Results of Operations."

Fee-Related Earnings. Fee-Related Earnings ("FRE") is a supplemental performance measure and is used to evaluate our business and make resource deployment and other operational decisions. FRE differs from net income computed in accordance with U.S. GAAP in that it adjusts for the items included in the calculation of DE and also adjusts to exclude (i) realized performance allocations and related compensation expense, (ii) realized investment income from investments and financial instruments, (iii) net interest (interest expense less interest income), (iv) depreciation, (v) amortization and (vi) certain non-core income and expenses. We use FRE to measure the ability of our business to cover compensation and operating expenses from fee revenues other than capital allocation-based income. The use of FRE without consideration of the related U.S. GAAP measures is not adequate due to the adjustments described herein.

Fee-Related Revenues. Fee-related revenues is a component of FRE. Fee-related revenues is comprised of (i) management fees, (ii) transaction, monitoring and other fees, net, and (iii) other income. Fee-related revenue differs from revenue computed in accordance with U.S. GAAP in that it excludes certain reimbursement expense arrangements. Refer to "—Reconciliation to U.S. GAAP Measures" to the comparable line items on the combined statements of operations.

Fee-Related Expenses. Fee-related expenses is a component of FRE. Fee-related expenses differs from expenses computed in accordance with U.S. GAAP in that it is net of certain reimbursement arrangements. Fee-related expenses is used in management's review of the business. Refer to "—Reconciliation to U.S. GAAP Measures" to the comparable line items on the combined statements of operations.

Fee-related revenues and fee-related expenses are presented separately in our calculation of non-GAAP measures in order to better illustrate the profitability of our FRE. The use of fee-related revenues and FRE without consideration of the related U.S. GAAP measures is not adequate due to the adjustments described herein.

Our calculations of DE, FRE, fee-related revenue and fee-related expenses may differ from the calculations of other investment managers. As a result, these measures may not be comparable to similar measures presented by other investment managers.

The following table sets forth our total FRE and DE for the years ended December 31, 2022, 2021 and 2020:

		Year Ended December 31,				
		2022		2021		2020
		($ in thousands)				
Management fees	$	929,860	$	718,364	$	623,658
Transaction, monitoring and other fees, net		109,078		102,041		49,455
Other income		47,069		46,673		42,920
Fee Related Revenues		1,086,007		867,078		716,033
Compensation and benefits, net		392,968		521,413		441,245
Operating expenses, net		239,189		167,114		173,338
Fee Related Expenses		632,157		688,527		614,583
Total Fee-Related Earnings	$	453,850	$	178,551	$	101,450
Realized performance allocations, net		282,383		999,603		313,490
Realized investment income and other, net		42,038		92,720		57,231
Depreciation expense		(4,590)		(6,775)		(6,556)
Interest expense, net		(13,795)		(14,928)		(14,843)
Distributable Earnings	$	759,886	$	1,249,171	$	450,772
Income taxes		(59,623)		(9,308)		(9,305)
After-Tax Distributable Earnings	$	700,263	$	1,239,863	$	441,467

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Fee-Related Revenues

Fee-related revenues increased by $218.9 million, or 25% for the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase was primarily due to additional management fees of $211.5 million and transaction, monitoring and other fees, net of $7.0 million.

Management Fees

The following table presents management fees in our platforms for the years ended December 31, 2022 and 2021:

		Year Ended December 31,		
		2022		2021
		($ in thousands)		
Capital	$	382,992	$	335,376
Impact		179,742		106,096
Real Estate		153,908		70,442
Growth		141,735		142,388
Market Solutions		71,483		64,062
Total Management Fees	$	929,860	$	718,364

Management fees increased by $211.5 million, or 29%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. This change was largely due to fee earning capital raised resulting in additional management fees of $83.5 million earned from the Real Estate platform, primarily as a result of the activation of TREP IV during the first quarter of 2022. Management fees generated from the Impact platform increased $73.6 million, due to the activation of Rise Climate in the third quarter of 2021, and Rise III in the second quarter of 2022. The Capital platform had an increase of $47.6 million in management fees, largely from the activation of both TPG IX and Asia VIII in the third quarter of 2022, partially offset by a decrease of $30.0 million in TPG VII. The Market Solutions platform also contributed $7.4 million to the overall management fee increase primarily due to the acquisition of NewQuest in July 2021.

Certain management fees earned during the year ended December 31, 2022 were considered catch-up fees as a result of additional capital commitments from limited partners to Rise Climate and TTAD II in the amount of $2.8 million.

Transaction, Monitoring and Other Fees, Net

The following table presents transaction, monitoring and other fees, net in our platforms for the years ended December 31, 2022 and 2021:

	Year Ended December 31,			
	2022		2021	
	($ in thousands)			
Market Solutions	$	91,426	$	91,737
Impact		6,730		4,264
Real Estate		5,181		—
Capital		5,094		5,545
Growth		647		495
Total Transaction, Monitoring and Other Fees, Net	$	109,078	$	102,041

Transaction, monitoring and other fees, net increased by $7.0 million, or 7%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. This increase was primarily attributable to the Real Estate platform driven by TRTX incentive fees.

Other Income

The following table presents other income for the years ended December 31, 2022 and 2021:

	Year Ended December 31,			
	2022		2021	
	($ in thousands)			
Former affiliate funds	$	27,915	$	38,942
Other income		19,154		2,570
Other investments		—		5,161
Total Other Income[1]	$	47,069	$	46,673

_____

(1)   Includes other income of $13.5 million during the year ended December 31, 2021, generated by certain other investments that were transferred to RemainCo as Excluded Assets on December 31, 2021. Accordingly, there was no impact for the year ended December 31, 2022.

Total other income increased by $0.4 million, or 1%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. This change primarily resulted from an increase in income earned from RemainCo under the RemainCo administrative agreement, offset by the transfer of certain of our strategic investments to RemainCo on December 31, 2021.

Fee-Related Expenses

Fee-related expenses decreased by $56.4 million, or 8%, for the year ended December 31, 2022 compared to the year ended December 31, 2021, comprised primarily of lower compensation and benefits, net of $128.4 million partially offset by increased operating expenses, net of $72.1 million.

Compensation and Benefits, Net

The following table presents compensation and benefits, net for the years ended December 31, 2022 and 2021:

| | Year Ended December 31, | | | |
| | 2022 | | 2021 | |
	($ in thousands)			
Salaries	$	197,587	$	169,552
Bonuses[1]		196,083		342,276
Benefits and other		71,061		71,065
Reimbursements		(71,764)		(61,480)
Total Compensation and Benefits, Net	$	392,968	$	521,413

_____

(1)   Includes bonus compensation of $140.3 million during the year ended December 31, 2021 for TPG senior professionals.

Total compensation and benefits, net decreased by $128.4 million, or 25%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. This change was primarily due to a decrease in bonuses of $146.2 million as a result of certain TPG senior professionals no longer receiving discretionary bonuses, and increased compensation reimbursements related to services provided to certain fund and portfolio companies. The decrease was partially offset by increased salaries of $28.0 million driven by firm headcount expansion.

Operating Expenses, Net

Operating expenses, net includes general and administrative expenses as well as reimbursements for professional services and travel expenses related to investment management and advisory services provided to TPG funds and monitoring services provided to our portfolio companies. Operating expenses, net were $239.2 million and $167.1 million for the year ended December 31, 2022 and 2021, respectively, with the increase of $72.1 million primarily due to an increase in professional fees of $26.1 million, travel expenses of $19.8 million, and other administrative expenses of $26.3 million.

Realized Performance Allocations, Net

Realized performance allocations, net were $282.4 million during the year ended December 31, 2022 and $999.6 million during the year ended December 31, 2021, with the following platform breakout:

| | Year Ended December 31, | | | |
| | 2022 | | 2021 | |
	($ in thousands)			
Capital	$	250,382	$	725,171
Impact		15,961		568
Growth		13,681		234,025
Real Estate		1,110		27,707
Market Solutions		1,249		12,132
Total Realized Performance Allocations, Net[1]	$	282,383	$	999,603

_____

(1)   Includes realized performance allocation, net of $794.9 million during the year ended December 31, 2021 attributable to the TPG Operating Group Excluded entities. As previously described herein, these entities' performance allocations are not a component of distributable earnings beginning in the fiscal year ending December 31, 2022.

Realized performance allocations, net of $282.4 million for the year ended December 31, 2022 were largely generated from realizations of $191.8 million from TPG VII, $25.9 million from TPG VIII and $19.4 million from Asia VII within the Capital platform. Realizations within the Impact platform of $16.0 million were generated from Rise I. This activity consisted of realizations sourced from portfolio companies including McAfee, Wind River, Kelsey-Seybold Clinics, Greencross, and DirecTV.

Realized performance allocations, net of $999.6 million for the year ended December 31, 2021 were largely generated from realizations in TPG VII of $501.6 million, TPG VI of $173.5 million and Asia VI of $28.4 million in the Capital platform. Realizations from the Growth platform were generated from Growth III of $131.2 million, Growth II of $35.8 million, Biotech III of $27.8 million, TSI of $24.0 million and TTAD I of $11.2 million. Realizations from the Real Estate platform were generated from Real Estate II of $24.5 million. The activity consisted of realizations sourced from portfolio companies including Astound, Kindred at Home, Transplace Holdings, Creative Artists Agency, DirecTV and Medical Solutions.

Realized Investment Income and Other, Net

The following table presents realized investment income and other, net for the years ended December 31, 2022 and 2021:

| | Year Ended December 31, | |
| | 2022 | 2021 |
	($ in thousands)	
Investments in TPG funds	$ 82,174	$ 111,151
Other investments	—	23,647
Non-core income (expense)	(40,136)	(42,078)
Total Realized Investment Income and Other, Net[1]	$ 42,038	$ 92,720

_____

(1)   Includes realized investment income and other, net of $26.0 million during the year ended December 31, 2021 generated by certain other investments that were transferred to RemainCo as of December 31, 2021.

Realized investment income and other, net decreased by $50.7 million, or 55%, resulting from lower realizations of $29.0 million from our investments in TPG funds and the transfer of certain of our strategic investments to RemainCo on December 31, 2021.

Depreciation

Depreciation expense decreased $2.2 million, or 32%, for the year ended December 31, 2022 compared to the year ended December 31, 2021.

Interest Expense, Net

The following table presents interest expense, net for the years ended December 31, 2022 and 2021:

| | Year Ended December 31, | |
| | 2022 | 2021 |
	($ in thousands)	
Interest expense	$ 21,601	$ 15,728
Interest (income)	(7,806)	(800)
Interest Expense, Net	$ 13,795	$ 14,928

The decrease in interest expense, net during the year ended December 31, 2022 compared to the year ended December 31, 2021 was primarily due to higher interest income from interest earned on cash and cash equivalents, partially offset by higher interest rates on certain borrowings.

Distributable Earnings

The decrease in DE for the year ended December 31, 2022 compared to the year ended December 31, 2021 was primarily due to lower realized performance allocations, net, partially offset by a 154% increase in our Fee-Related Earnings.

Income Taxes

Income taxes increased $50.3 million for the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase in income taxes is a result of the Company being subject to federal income taxes subsequent to the Reorganization and IPO.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Fee-Related Revenues

Fee-related revenues increased by $151.0 million for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase was primarily due to higher management fees of $94.7 million and transaction, monitoring and other fees, net of $52.6 million.

Management Fees

The following table presents management fees in our platforms for the years ended December 31, 2021 and 2020:

	Year Ended December 31,			
	2021		2020	
	($ in thousands)			
Capital	$	335,376	$	335,123
Growth		142,388		110,551
Impact		106,096		63,755
Real Estate		70,442		70,449
Market Solutions		64,062		43,780
Total Management Fees	$	718,364	$	623,658

The increase in management fees of $94.7 million for the year ended December 31, 2021 compared to the year ended December 31, 2020 was largely due to additional management fees of $42.3 million earned from the Impact platform, primarily as a result of the activation of Rise Climate during the third quarter of 2021. Management fees generated from the Growth platform increased $31.8 million, driven by Growth V, TTAD I and TDM which generated $49.7 million, $5.2 million and $3.0 million, respectively. This was partially offset by lower fees generated from Growth IV of $21.9 million. Market Solutions also contributed $20.3 million to the overall management fee increase due to the acquisition of the NewQuest funds during 2021.

Certain management fees in the year ended December 31, 2021 were considered catch-up fees as a result of additional capital commitments from limited partners to Growth V and Rise II in the amounts of $9.2 million and $0.2 million, respectively. Both funds were activated in 2020.

Transaction, Monitoring and Other Fees, Net

The following table presents transaction, monitoring and other fees, net in our platforms for the years ended December 31, 2021 and 2020:

| | Year Ended December 31, | |
| | 2021 | 2020 |
	($ in thousands)	
Market Solutions	$ 91,737	$ 35,678
Capital	5,545	9,058
Impact	4,264	3,809
Growth	495	560
Real Estate	—	350
Total Transaction, Monitoring, and Other Fees, Net	$ 102,041	$ 49,455

The increase in transaction, monitoring and other fees, net of $52.6 million for the year ended December 31, 2021 as compared to the year ended December 31, 2020 was primarily attributable to the Market Solutions platform as a result of higher levels of participation by our broker-dealer in the debt and equity capital markets activities of our portfolio companies. The increase was partially offset by decreased transaction fees earned from portfolio companies in TPG VII of the Capital platform.

Other Income

The following table presents other income for the years ended December 31, 2021 and 2020:

| | Year Ended December 31, | |
| | 2021 | 2020 |
	($ in thousands)	
Former affiliate funds	$ 38,942	$ 34,204
Other investments	5,161	7,186
Other income	2,570	1,530
Total Other Income[1]	$ 46,673	$ 42,920

---

(1)   Includes other income of $13.5 million and $5.8 million during the years ended December 31, 2021 and 2020, respectively, generated by certain other investments that were transferred to RemainCo as Excluded Assets on December 31, 2021.

The increase in other income of $3.8 million for the year ended December 31, 2021 as compared to the year ended December 31, 2020 was primarily driven by appreciation from our investment in our former affiliate funds resulting in $4.8 million of additional income.

Fee-Related Expenses

Fee-related expenses increased by $73.9 million for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase was primarily comprised of additional compensation and benefits, net of $80.2 million, partially offset by decreased operating expenses, net of $6.2 million.

Compensation and Benefits, Net

The following table presents compensation and benefits, net for the years ended December 31, 2021 and 2020:

	Year Ended December 31,		
	2021		**2020**
	($ in thousands)		
Salaries	$	169,552	$	158,967
Bonuses[1]		342,276		278,059
Benefits and other		71,065		60,980
Reimbursements		(61,480)		(56,761)
Total Compensation and Benefits, Net	$	521,413	$	441,245

_____

(1)   Includes bonus compensation of $138.6 million and $113.7 million during the year ended December 31, 2021 and 2020, respectively, for TPG senior professionals.

The increase in compensation and benefits, net of $80.2 million for the year ended December 31, 2021 compared to the year ended December 31, 2020 was primarily due to increased bonuses of $64.2 million, benefits and other of $10.1 million, and salaries of $10.6 million as a result of additional headcount and merit increases driven by growth in fee-related revenues and the consolidation of NewQuest. The increase was partially offset by additional compensation reimbursements related to services provided to certain funds and portfolio companies.

Operating Expenses, Net

Operating expenses, net includes general and administrative expenses as well as reimbursements for professional services and travel expenses related to investment management and advisory services provided to TPG funds and monitoring services provided to our portfolio companies in the amounts of $18.7 million and $14.8 million for the years ended December 31, 2021 and 2020, respectively.

The decrease in operating expenses, net of $6.2 million for the year ended December 31, 2021 compared to the year ended December 31, 2020 was primarily due to a decrease in office expenses of $3.1 million, travel expenses of $2.3 million, and additional reimbursements related to services provided to certain funds and portfolio companies of $3.9 million, partially offset by a higher level of professional fees and other administrative costs of $6.5 million.

Realized Performance Allocations, Net

Realized performance allocations, net include gross realized performance allocations of $1,957.5 million and $607.2 million, net of realized performance allocations to TPG affiliated partners of $957.9 million and $293.7 million during the year ended December 31, 2021 and 2020, respectively.

The following table presents realized performance allocations, net from our platforms for the years ended December 31, 2021 and 2020:

	Year Ended December 31,		
	2021		**2020**
	($ in thousands)		
Capital	$	725,171	$	178,317
Growth		234,025		79,138
Real Estate		27,707		4,763
Market Solutions		12,132		51,272
Impact		568		—
Total Realized Performance Allocations, Net[1]	$	999,603	$	313,490

_____

(1) Includes realized performance allocations, net of $794.9 million and $272.7 million during the years ended December 31, 2021 and 2020, respectively, attributable to the TPG Operating Group Excluded entities. As previously described herein, these entities' performance allocations will not be a component of distributable earnings beginning in 2022.

Realized performance allocations, net $999.6 million for the year ended December 31, 2021 were largely generated from realizations in TPG VII of $501.6 million, TPG VI of $173.5 million and Asia VI of $28.4 million in the Capital platform. Realizations from the Growth platform were generated from Growth III of $131.2 million, Growth II of $35.8 million, Biotech III of $27.8 million, TSI of $24.0 million and TTAD I of $11.2 million. Realizations from the Real Estate platform were generated from Real Estate II of $24.5 million. The activity consisted of realizations sourced from portfolio companies including Astound, Kindred at Home, Transplace Holdings, Creative Artists Agency, DirecTV and Medical Solutions.

Realized performance allocations, net of $313.5 million for the year ended December 31, 2020 were largely generated from realizations in TPG VI of $53.2 million and TPG VII of $105.2 million in the Capital platform. Realizations from the Growth platform were generated from Growth II of $58.8 million, and TPG Pace within the Market Solutions platform. The realized performance allocation mainly consisted of amounts from portfolio companies including WellSky, LLamasoft, IQVIA Holdings, Inc. (NYSE: IQV), Uber (NYSE: UBER) and Adare Pharmaceuticals.

Realized Investment Income and Other, Net

The following table presents realized investment income and other, net for the years ended December 31, 2021 and 2020:

	Year Ended December 31,	
	2021	2020
	($ in thousands)	
Investments in TPG funds	$ 111,151	$ 32,215
Other investments	23,647	32,276
Non-core income (expense)	(42,078)	(7,260)
Total Realized Investment Income and Other, Net[(1)]	$ 92,720	$ 57,231

(1) Includes realized investment income and other, net of $26.0 million and $32.7 million during the years ended December 31, 2021 and 2020, respectively, generated by certain other investments that were transferred to RemainCo as of December 31, 2021.

The increase in realized investment income and other, net of $35.5 million for the year ended December 31, 2021 compared to the year ended December 31, 2020 was primarily due to realizations from our investments in the TPG Funds of $78.3 million. Of that amount, $53.5 million was attributable to the Capital platform, $10.6 million to the Growth platform, and $3.4 million to the Market Solutions Platform. The increase was partially offset by a reduction in other investments of $8.0 million and increased non-core transaction expenses of $28.3 million primarily related to the Reorganization described in the Organization section herein.

Depreciation

Depreciation expense increased $0.2 million between the years ended December 31, 2021 and 2020, respectively. There were no significant purchases or disposals that occurred during the period.

Interest Expense, Net

The following table presents interest expense, net for the years ended December 31, 2021 and 2020:

	Year Ended December 31,			
	2021		**2020**	
	($ in thousands)			
Interest expense	$	15,728	$	18,343
Interest (income)		(800)		(3,500)
Interest Expense, Net	$	14,928	$	14,843

The increase in interest expense, net during the year ended December 31, 2021 compared to the year ended December 31, 2020 was primarily due to decreased interest income from cash balances, partially offset by decreased interest expense due to the payoff of an outstanding credit facility balance in 2021.

Distributable Earnings

The increase in DE for the year ended December 31, 2021 compared to the year ended December 31, 2020 was due to higher FRE, realized performance allocations, net, and realized investment income and other, net.

Income Taxes

Income taxes were consistent for the years ended December 31, 2021 and December 31, 2020 driven by stable income generated by our consolidated foreign subsidiaries.

Reconciliation to U.S. GAAP Measures

The following tables reconcile the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP to non-GAAP financial measures for the years ended December 31, 2022, 2021 and 2020:

Revenue

	Year Ended December 31,		
	2022	2021	2020
	($ in thousands)		
GAAP Revenue	$ 2,002,887	$ 4,976,387	$ 2,114,838
Capital-allocation based income	(756,252)	(3,998,483)	(1,231,472)
Deconsolidation of former affiliate	—	—	(87,235)
Expense reimbursements	(166,090)	(132,810)	(110,457)
Investment income and other	5,462	21,984	30,359
Fee-Related Revenue	$ 1,086,007	$ 867,078	$ 716,033

Expenses

	Year Ended December 31,		
	2022	2021	2020
	($ in thousands)		
GAAP Expenses	$ 1,944,799	$ 916,566	$ 817,556
Depreciation and amortization expense	(32,990)	(21,223)	(7,137)
Interest expense	(21,612)	(16,291)	(18,993)
Expenses related to consolidated TPG Funds and Public SPACs	(3,316)	(20,764)	(7,963)
Deconsolidation of former affiliate	—	—	(96,324)
Expense reimbursements	(166,090)	(132,810)	(110,457)
Performance allocation compensation	(416,556)	—	—
Equity-based compensation	(627,714)	—	—
Non-core expenses and other	(44,364)	(36,951)	37,901
Fee-Related Expenses	$ 632,157	$ 688,527	$ 614,583

Net income

	Year Ended December 31,					
	2022		**2021**		**2020**	
	($ in thousands)					
Net Income	$	(56,235)	$	4,655,997	$	1,438,932
Net (income) loss attributable to redeemable interests in Public SPACs		(14,648)		(155,131)		195,906
Net (income) loss attributable to non-controlling interests in consolidated TPG Funds		—		(19,287)		12,380
Net loss attributable to other non-controlling interests		(11,293)		(2,081,170)		(548,504)
Gain on deconsolidation		—		—		(401,695)
Amortization expense		14,153		14,195		—
Equity-based compensation		634,759		—		
Unrealized performance allocations, net		117,924		(856,505)		(267,432)
Unrealized investment income		48,796		(295,390)		(20,009)
Unrealized (gain) loss on derivatives		(1,119)		(20,626)		21,056
Income taxes		(26,454)		—		—
Non-recurring items		(5,620)		(2,220)		10,833
After-tax Distributable Earnings	$	700,263	$	1,239,863	$	441,467
Income taxes	$	59,623	$	9,308	$	9,305
Distributable Earnings	$	759,886	$	1,249,171	$	450,772
Realized performance allocations, net		(282,383)		(999,603)		(313,490)
Realized investment income and other, net		(42,038)		(92,720)		(57,231)
Depreciation expense		4,590		6,775		6,556
Interest expense, net		13,795		14,928		14,843
Other		—		—		—
Fee-Related Earnings	$	453,850	$	178,551	$	101,450

Balance sheet

The following tables reconcile the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP to non-GAAP financial measures as of December 31, 2022 and December 31, 2021:

	As of December 31,	
(*$ in thousands*)	**2022**	**2021**
Total GAAP Assets	$ 7,941,738	$ 8,962,013
Impact of consolidated TPG Funds and Public SPACs		
Cash and cash equivalents	(5,097)	(5,371)
Assets held in Trust Account	(653,635)	(1,000,027)
Due from affiliates	(45)	(74)
Other assets	(412)	(18,993)
Subtotal for consolidated TPG Funds and Public SPACs	(659,189)	(1,024,465)
Impact of other consolidated entities		
Cash and cash equivalents	(415,797)	(730,359)
Due from affiliates	(211,097)	81,557
Investments	(4,110,535)	(4,204,888)
Other assets	(134,505)	(282,272)
Subtotal for other consolidated entities	(4,871,934)	(5,135,962)
Reclassification adjustments [1]		
Due from affiliates	8,458	(13,930)
Investments	(1,219,333)	(1,904,158)
Accrued performance allocations	642,519	1,344,348
Investments in funds	576,814	559,810
Other assets	81,354	105,092
Subtotal for reclassification adjustments	89,812	91,162
Total Book Assets	$ 2,500,427	$ 2,892,748

($ in thousands)	As of December 31,			
		2022		2021
Total GAAP Liabilities	$	4,202,232	$	1,700,572
Impact of consolidated TPG Funds and Public SPACs				
Accounts payable and accrued expenses		(236)		(8,484)
Derivative liabilities of Public SPACs		(667)		(13,048)
Deferred underwriting		(22,750)		(35,000)
Subtotal for consolidated TPG Funds and Public SPACs		(23,653)		(56,532)
Impact of other consolidated entities				
Accounts payable and accrued expenses		(90,685)		(131,737)
Due to affiliates		(134,562)		(820,998)
Accrued performance allocation compensation		(3,269,889)		—
Other liabilities		(206,276)		(238,055)
Subtotal for other consolidated entities		(3,701,412)		(1,190,790)
Reclassification adjustments [1]				
Accounts payable and accrued expenses		40,698		522,653
Due to affiliates		(5,301)		(6,001)
Other liabilities		(19,815)		(191)
Subtotal for reclassification adjustments		15,582		516,461
Total Book Liabilities	$	492,749	$	969,711
Total GAAP redeemable equity from consolidated Public SPACs	$	653,635	$	1,000,027
Impact of consolidated TPG Funds and Public SPACs [2]		(653,635)		(1,000,027)
Total Book redeemable equity from consolidated Public SPACs	$	—	$	—
Total GAAP Equity	$	3,085,871	$	6,261,414
Impact of consolidated TPG Funds and Public SPACs		18,099		32,094
Impact of other consolidated entities		(1,170,522)		(3,945,172)
Reclassification adjustments [1]		74,230		(425,299)
Net Book Value	$	2,007,678	$	1,923,037

(1) Certain amounts were reclassified to reflect how we utilize our non-GAAP balance sheet measures. We separately analyze our investments on a non-GAAP basis between accrued performance fees and other investments, which consists of co-investments into our funds and other equity method investments. Additionally, we reclassified U.S. GAAP financial statement amounts due from affiliates and certain amounts within other assets, net for non-GAAP purposes and reclassified U.S. GAAP financial statement amounts due to affiliates and other liabilities within accounts payable, accrued expenses and other for non-GAAP purposes.

(2) The $653.6 million and $1,000.0 million redeemable equity, respectively, represent ownership interest in each SPAC that is not owned by the TPG Operating Group and is presented separately from U.S. GAAP partners' capital in the accompanying Consolidated Financial Statements.

Operating Metrics

We monitor certain operating metrics that are common to the asset management industry and that we believe provide important data regarding our business. The following operating metrics do not include those of our former affiliate or other investments that will not be included in the TPG Operating Group.

Assets Under Management

AUM represents the sum of (i) fair value of the investments and financial instruments held by our TPG funds managed by us, plus the capital that we are entitled to call from investors in those funds and co-investors, pursuant to the terms of their respective capital commitments, net of outstanding leverage, including capital commitments to funds that have yet to commence their investment periods; (ii) the net asset value of our hedge funds; (iii) the gross amount of assets (including leverage) for our mortgage REIT and collateralized fundraising vehicles; and (iv) IPO proceeds held in trust, excluding interest, as well as forward purchase agreements and proceeds associated with the private investment in public equity related to our SPACs upon the consummation of a business combination. Our definition of AUM is not based on any definition of AUM that may be set forth in the agreements governing the investment funds that we manage or calculated pursuant to any regulatory definitions.

The tables below present rollforwards of our total AUM for the years ended December 31, 2022, 2021 and 2020:

	Year Ended December 31,		
	2022	2021	2020
	($ in millions)		
Balance as of Beginning of Period	$ 113,618	$ 89,526	$ 84,994
Capital Raised	30,024	20,456	7,016
Realizations	(15,530)	(25,389)	(10,673)
Changes in Investment Value [(1)]	6,922	29,025	8,189
AUM as of end of period	$ 135,034	$ 113,618	$ 89,526

_____

(1)   Changes in investment value consists of changes in fair value, capital invested and available capital and other investment activities, including the change in net asset value of our hedge funds.

The following table summarizes our AUM by platform as of December 31, 2022, 2021 and 2020:

	As of December 31,		
	2022	2021	2020
	($ in millions)		
Capital	$ 66,392	$ 55,337	$ 49,761
Growth	23,138	21,960	16,388
Real Estate	19,503	12,678	10,380
Impact	16,429	13,549	5,941
Market Solutions	9,572	10,094	7,056
AUM as of end of period	$ 135,034	$ 113,618	$ 89,526

AUM increased from approximately $113.6 billion as of December 31, 2021 to approximately $135.0 billion as of December 31, 2022. During the year ended December 31, 2022, new capital of $30.0 billion was raised primarily attributable to TPG IX, Asia VIII and THP II within the Capital platform, TREP IV within the Real Estate platform and Rise III within the Impact platform. Realizations totaled $15.5 billion and were primarily attributable to TPG VII, TPG VIII and Asia VII within the Capital platform, Growth IV within the Growth platform, TRTX and TREP III within the Real Estate platform and Rise I within the Impact platform. AUM also increased due to portfolio appreciation of 8% recognized during the year ended December 31, 2022.

AUM increased from approximately $89.5 billion as of December 31, 2020 to approximately $113.6 billion as of December 31, 2021. During the year ended December 31, 2021, new capital of $20.5 billion was raised primarily attributable to Rise Climate within the Impact platform, TTAD II and Growth V within the Growth platform, TAC+ within the Real Estate platform and AAF within the Capital platform. Realizations totaled $25.4 billion and were primarily attributable to the Capital platform, including TPG VI, TPG VII and TPG VIII and Growth III within the Growth platform. These were offset by portfolio appreciation of 38% recognized during the year ended December 31, 2021.

Fee Earning Assets Under Management

Fee earning AUM or FAUM represents only the AUM from which we are entitled to receive management fees. FAUM is the sum of all the individual fee bases that are used to calculate our management fees and differs from AUM in the following respects: (i) assets and commitments from which we are not entitled to receive a management fee are excluded (e.g., assets and commitments with respect to which we are entitled to receive only performance allocations or are otherwise not currently entitled to receive a management fee) and (ii) certain assets, primarily in our private equity funds, are reflected based on capital commitments and invested capital as opposed to fair value because fees are generally not impacted by changes in the fair value of underlying investments. We believe this measure is useful to investors as it provides additional insight into the capital base upon which we earn management fees. Our definition of FAUM is not based on any definition of AUM or FAUM that is set forth in the agreements governing the investment funds and products that we manage.

The table below present rollforwards of our FAUM for the years ended December 31, 2022, 2021 and 2020:

	Year Ended December 31,		
	2022	**2021**	**2020**
	($ in millions)		
Balance as of Beginning of Period	$ 60,094	$ 50,655	$ 49,899
Fee Earning Capital Raised[(1)]	23,769	10,443	4,398
Net Change in Actively Invested Capital[(2)]	(1,365)	(1,003)	(2,213)
Reduction in Fee Base of Certain Funds[(3)]	(4,553)	(1)	(1,429)
FAUM as of end of period	$ 77,945	$ 60,094	$ 50,655

---

(1) Fee Earning Capital Raised represents capital raised by our funds for which management fees calculated based on commitments were activated during the period.

(2) Net Change in Actively Invested Capital includes capital invested during the period, net of return of capital distributions and changes in net asset value of hedge funds. It also includes adjustments related to funds with a fee structure based on the lower of cost or fair value.

(3) Reduction in Fee Base represents decreases in the fee basis for funds where the investment or commitment fee period has expired, and the fee base has reduced from commitment base to actively invested capital. It also includes reductions for funds that are no longer fee paying.

The following table summarizes our FAUM by platform as of December 31, 2022, 2021 and 2020:

	As of December 31,		
	2022	**2021**	**2020**
	($ in millions)		
Capital	$ 35,371	$ 26,208	$ 27,381
Real Estate	13,324	6,235	5,904
Impact	12,739	10,801	4,439
Growth	10,830	10,514	8,397
Market Solutions	5,681	6,336	4,534
FAUM as of end of period	$ 77,945	$ 60,094	$ 50,655

FAUM increased from $60.1 billion as of December 31, 2021 to $77.9 billion as of December 31, 2022. The increase was related to fee earning capital raised activity totaling $23.8 billion primarily attributable to the activation of TPG IX, Asia VIII and THP II within the Capital platform, which were activated during the third quarter of 2022. The increase was also attributable to the activation of TREP IV in the Real Estate platform, which was activated during the first quarter of 2022 and the activation of Rise III in the Impact platform, which was activated during the second quarter of 2022. These increases were partially offset by a decrease in actively invested capital of TPG VII within the Capital platform and reduction in fee base of TPG VIII and Asia VII within the Capital platform. For the year ended December 31, 2022, annualized weighted average management fees as a percentage of FAUM, which represent annualized management fees divided by the average of each applicable period's FAUM, were 1.35%.

FAUM increased from $50.7 billion as of December 31, 2020 to $60.1 billion as of December 31, 2021. The increase was primarily attributable to the activation of Rise Climate, within the Impact platform during the third quarter of 2021, the activation of Growth V, within the Growth platform during the third quarter of 2020, and the acquisition of NewQuest offset by net change in actively invested capital of TPG VII within the Capital platform. For the year ended December 31, 2021, annualized weighted average management fees as a percentage of FAUM, which represent annualized management fees divided by the average of each applicable period's FAUM, were 1.30%.

Net Accrued Performance Allocations

Net accrued performance allocations represents both unrealized and undistributed performance allocations resulting from our general partner interests in our TPG funds.

The table below summarizes our net accrued performance allocations by fund vintage year and platform as of December 31, 2022 and 2021:

	As of December 31,			
	2022		2021	
	($ in millions)			
Fund Vintage				
2017 & Prior	$	298	$	898
2018		54		95
2019		193		245
2020		62		68
2021		35		40
2022		1		—
Net Accrued Performance Allocations	$	643	$	1,346

	As of December 31,			
	2022		2021	
	($ in millions)			
Platform				
Capital	$	362	$	856
Growth		162		289
Impact		62		89
Real Estate		30		38
Market Solutions		27		74
Net Accrued Performance Allocations	$	643	$	1,346

Net accrued performance allocations were primarily comprised of TPG VII, TPG VIII, Asia VII and Growth IV as of December 31, 2022 and TPG VII, TPG VIII, Asia VI, Asia VII and Growth III as of December 31, 2021.

We also utilize Performance Allocation Generating AUM and Performance Allocation Eligible AUM as key metrics to understand AUM that could produce performance allocations. Performance Allocation Generating AUM refers to the AUM of funds we manage that are currently above their respective hurdle rate or preferred return, and profit of such funds are being allocated to, or earned by, us in accordance with the applicable limited partnership agreements or other governing agreements. Performance Allocation Eligible AUM refers to the AUM that is currently, or may eventually, produce performance allocations. All funds for which we are entitled to receive a performance allocation or incentive fee are included in Performance Allocations Eligible AUM.

Performance Allocation Generating AUM totaled $85.3 billion and $78.0 billion as of December 31, 2022 and December 31, 2021, respectively. Across our TPG funds, Performance Allocation Eligible AUM totaled $121.0 billion and $102.1 billion as of December 31, 2022 and December 31, 2021, respectively.

AUM Subject to Fee Earning Growth

AUM Subject to Fee Earning Growth represents capital commitments that when deployed have the ability to grow our fees through earning new management fees (AUM Not Yet Earning Fees) or when capital is invested and management fees can be charged at a higher rate (FAUM Subject to Step-Up).

AUM Not Yet Earning Fees represents the amount of capital commitments to TPG investment funds and co-investment vehicles that has not yet been invested or considered active, and as this capital is invested or activated, the fee-paying portion will be included in FAUM. FAUM Subject to Step-Up represents capital raised within certain funds where the management fee rate increases once capital is invested. Subject to certain limitations, limited partners in these funds pay a lower fee on committed and undrawn capital. As capital is drawn down for investments, the fees paid on that capital increases. FAUM Subject to Step-Up is included within FAUM.

The table below reflects AUM Subject to Fee Earning Growth by platform as of December 31, 2022, 2021 and 2020:

	As of December 31,					
	2022		2021		2020	
	($ in millions)					
AUM Not Yet Earning Fees:						
Capital	$	3,551	$	1,054	$	1,436
Growth		2,863		3,279		1,518
Market Solutions		1,573		1,056		1,108
Real Estate		1,172		1,201		255
Impact		939		258		300
Total AUM Not Yet Earning Fees	$	10,098	$	6,848	$	4,617
FAUM Subject to Step-Up:						
Capital	$	2,129	$	1,865	$	3,388
Real Estate		777		678		2,230
Total FAUM Subject to Step-Up:		2,906		2,543		5,618
Total AUM Subject to Fee Earning Growth	$	13,004	$	9,391	$	10,235

As of December 31, 2022, AUM Not Yet Earning Fees was $10.1 billion, which primarily consisted of TPG VII, TPG VIII and Asia VII within the Capital platform, TTAD II and TDM within the Growth platform, TAC+ within the Real Estate platform and TSCF within the Market Solutions platform.

As of December 31, 2021, AUM Not Yet Earning Fees was $6.8 billion, which primarily consisted of TPG VII within the Capital platform, TTAD II within the Growth platform, TAC+ within the Real Estate platform and TSCF within the Market Solutions platform.

Associated with FAUM Subject to Step-Up, management fee rates on undrawn commitments for these respective underlying TPG funds range between 0.75% and 1.00% and step-up to rates in the range of 1.25% and 1.75% after capital is invested. FAUM Subject to Step-Up as of December 31, 2022 relates to TPG IX and THP II within the Capital platform and TREP III within the Real Estate platform. FAUM Subject to Step-Up as of December 31, 2021 related to TPG VIII and THP I within the Capital platform and TREP III within the Real Estate platform.

Capital raised is the aggregate amount of capital commitments raised by TPG's investment funds and co-investment vehicles during a given period, as well as IPO and forward purchase agreements associated with our Public SPACs and private investment in public equity upon the consummation of a business combination associated with one of our Public SPACs. We believe this measure is useful to investors as it measures access to capital across TPG and our ability to grow our management fee base. The table below presents capital raised by platform for years ended December 31, 2022, 2021 and 2020:

	Year Ended December 31,		
	2022	**2021**	**2020**
	($ in millions)		
Capital	$ 15,319	$ 4,174	$ 1,546
Real Estate	7,295	1,970	29
Impact	3,616	7,172	423
Growth	2,207	4,893	1,882
Market Solutions	1,587	2,247	3,136
Total Capital Raised	$ 30,024	$ 20,456	$ 7,016

Capital raised totaled approximately $30.0 billion for the year ended December 31, 2022. This was primarily attributable to the fundraising activities of TPG IX, Asia VIII and THP II within the Capital platform, Rise III within the Impact platform, TREP IV within the Real Estate platform and TDM within the Growth platform during the year ended December 31, 2022.

Capital raised totaled approximately $20.5 billion for the year ended December 31, 2021. This was attributable to the first closing of Rise Climate within the Impact platform, TTAD II and Growth V within the Growth platform, AAF within the Capital platform and TAC+ within the Real Estate platform during the year ended December 31, 2021. Capital raised during 2020 was attributable to the closings TPG VIII and THP I within the Capital platform, Rise II within the Impact platform and TPG Pace within the Market Solutions platform.

Available Capital

Available capital is the aggregate amount of unfunded capital commitments that partners have committed to our funds and co-invest vehicles to fund future investments, as well as IPO and forward purchase agreement proceeds associated with our Public SPACs, and private investment in public equity commitments by investors upon the consummation of a business combination associated with our Public SPACs. Available capital is reduced for investments completed using fund-level financing arrangements; however, it is not reduced for investments that we have committed to make yet remain unfunded at the reporting date. We believe this measure is useful to investors as it provides additional insight into the amount of capital that is available to our investment funds and co-investment vehicles to make future investments. The table below presents available capital by platform as of as of December 31, 2022, 2021 and 2020:

	As of December 31,		
	2022	**2021**	**2020**
	($ in millions)		
Capital	$ 19,759	$ 10,696	$ 15,549
Real Estate	8,193	2,278	2,538
Impact	7,697	7,951	2,441
Growth	4,211	4,943	2,995
Market Solutions	3,098	2,552	2,158
Available Capital	$ 42,958	$ 28,420	$ 25,681

Available capital increased from approximately $28.4 billion as of December 31, 2021 to approximately $43.0 billion as of December 31, 2022. The increase was attributable to capital raised in TPG IX, Asia VIII and THP II within the Capital platform, TREP IV within the Real Estate platform, and Rise III within the Impact platform, partially offset by capital invested in TPG VIII within the Capital platform and Rise Climate within the Impact platform.

Available capital increased from approximately $25.7 billion as of December 31, 2020 to approximately $28.4 billion as of December 31, 2021. The increase was attributable to capital raised in Rise Climate within the Impact platform and TTAD II in the Growth platform and TAC + within the Real Estate platform, partially offset by capital invested in TPG VIII within the Capital platform.

Capital Invested

Capital invested is the aggregate amount of capital invested during a given period by TPG's investment funds, co-investment vehicles and SPACs in conjunction with the completion of a business combination. It excludes hedge fund activity. Capital invested includes investments made using investment financing arrangements like credit facilities, as applicable. The table below presents capital invested by platform for the years ended December 31, 2022, 2021 and 2020:

	Year Ended December 31,					
	2022		**2021**		**2020**	
	($ in millions)					
Capital	$	6,250	$	10,624	$	5,896
Impact		3,667		1,711		556
Growth		3,123		3,333		1,956
Real Estate		2,954		4,537		1,493
Market Solutions		559		1,434		—
Capital Invested	$	16,553	$	21,639	$	9,901

Capital invested was $16.6 billion for the year ended December 31, 2022 which was primarily attributable to TPG VIII within the Capital platform, Rise Climate within the Impact platform, TTAD II within the Growth platform and TRTX within the Real Estate platform.

Capital invested increased to $21.6 billion for the year ended December 31, 2021 compared to $9.9 billion for the year ended December 31, 2020, which was primarily attributable to TPG VIII and AAF within the Capital platform, TRTX within the Real Estate platform, Growth V within the Growth platform, Rise II within the Impact platform, and TPG Pace within the Market Solutions platform.

Realizations

Realizations represent the aggregate investment proceeds generated by our TPG investment funds and co-investment vehicles and Public SPACs in conjunction with the completion of a business combination. The table below presents realizations by platform for the years ended December 31, 2022, 2021 and 2020:

	Year Ended December 31,					
	2022		**2021**		**2020**	
	($ in millions)					
Capital	$	9,782	$	15,773	$	6,967
Real Estate		2,573		3,022		1,830
Growth		2,223		4,423		1,798
Impact		548		1,131		78
Market Solutions		404		1,040		—
Total Realizations	$	15,530	$	25,389	$	10,673

Realizations were $15.5 billion for the year ended December 31, 2022 compared to $25.4 billion for the year ended December 31, 2021. This was primarily attributable to lower realization activities during the year ended December 31, 2022 in TPG VII, TPG VIII, Asia VII and THP I within the Capital platform, Growth IV and TTAD I within the Growth platform and TRTX and TREP III within the Real Estate platform.

Realizations totaled $25.4 billion for the year ended December 31, 2021 compared to $10.7 billion for the year ended December 31, 2020. This was primarily attributable to a higher pace of realization activities in TPG VI and TPG VII within the Capital platform and Growth III within the Growth platform.

Fund Performance Metrics

Fund performance information for our investment funds as of December 31, 2022 is included throughout this discussion and analysis to facilitate an understanding of our results of operations for the periods presented. These fund performance metrics do not include co-investment vehicles. The fund return information for individual funds reflected in this discussion and analysis is not necessarily indicative of our firmwide performance and is also not necessarily indicative of the future performance of any particular fund. An investment in us is not an investment in any of our funds. This track record presentation is unaudited and does not purport to represent the respective fund's financial results in accordance with U.S. GAAP. There can be no assurance that any of our funds or our other existing and future funds will achieve similar returns. See "Item 1A.Risk Factors—Risks Related to Our Business—Our funds' historical returns should not be considered as indicative of our or our funds' future results or of any returns expected on an investment in our Class A common stock."

The following tables reflect the performance of our funds as of December 31, 2022:

Fund	Vintage Year [1]	Capital Committed [2]	Capital Invested [3]	Realized Value [4]	Unrealized Value [5]	Total Value [6]	Gross IRR [7]	Gross MoM [7]	Net IRR [8]	Investor Net MoM [9]
				($ in millions)						
Platform: Capital										
Capital Funds										
Air Partners	1993	$ 64	$ 64	$ 697	$ —	$ 697	81 %	10.9x	73 %	8.9x
TPG I	1994	721	696	3,095	—	3,095	47 %	4.4x	36 %	3.5x
TPG II	1997	2,500	2,554	5,010	—	5,010	13 %	2.0x	10 %	1.7x
TPG III	1999	4,497	3,718	12,360	—	12,360	34 %	3.3x	26 %	2.6x
TPG IV	2003	5,800	6,157	13,733	1	13,734	20 %	2.2x	15 %	1.9x
TPG V	2006	15,372	15,564	22,071	1	22,072	6 %	1.4x	5 %	1.4x
TPG VI	2008	18,873	19,220	32,670	993	33,663	14 %	1.7x	10 %	1.5x
TPG VII	2015	10,495	10,055	19,302	4,351	23,653	27 %	2.3x	21 %	1.9x
TPG VIII	2019	11,505	10,686	2,735	14,053	16,788	54 %	1.7x	35 %	1.4x
TPG IX	2022	8,876	513	—	595	595	NM	NM	NM	NM
Capital Funds		*78,703*	*69,227*	*111,673*	*19,994*	*131,667*	*23 %*	*1.9x*	*15 %*	*1.7x*
Asia Funds										
Asia I	1994	96	78	71	—	71	(3) %	0.9x	(10) %	0.7x
Asia II	1998	392	764	1,669	—	1,669	17 %	2.2x	14 %	1.9x
Asia III	2000	724	623	3,316	—	3,316	46 %	5.3x	31 %	3.8x
Asia IV	2005	1,561	1,603	4,089	—	4,089	23 %	2.6x	17 %	2.1x
Asia V	2007	3,841	3,257	5,219	366	5,585	10 %	1.7x	6 %	1.4x
Asia VI	2012	3,270	3,242	2,654	4,419	7,073	17 %	2.2x	13 %	1.8x
Asia VII	2017	4,630	4,303	1,883	5,833	7,716	28 %	1.8x	18 %	1.5x
Asia VIII	2022	3,428	321	—	321	321	NM	NM	NM	NM
Asia Funds		*17,942*	*14,191*	*18,901*	*10,939*	*29,840*	*21 %*	*2.1x*	*15 %*	*1.7x*
Healthcare Funds										
THP I	2019	2,704	2,432	814	2,662	3,476	45 %	1.5x	25 %	1.3x
THP II	2022	1,956	225	—	261	261	NM	NM	NM	NM
Healthcare Funds		*4,660*	*2,657*	*814*	*2,923*	*3,737*	*45 %*	*1.5x*	*25 %*	*1.3x*
Continuation Vehicles										
TPG AAF	2021	1,317	1,314	75	2,425	2,500	61 %	1.9x	51 %	1.7x
TPG AION	2021	207	207	—	207	207	— %	1.0x	(1) %	1.0x
Continuation Vehicles		*1,524*	*1,521*	*75*	*2,632*	*2,707*	*53 %*	*1.8x*	*44 %*	*1.6x*
Platform: Capital (excl-Legacy [15]**)**		*102,829*	*87,596*	*131,463*	*36,488*	*167,951*	*23 %*	*2.0x*	*15 %*	*1.7x*
Legacy Funds										
TES I	2016	303	206	215	165	380	28 %	1.8x	19 %	1.5x
Platform: Capital		**103,132**	**87,802**	**131,678**	**36,653**	**168,331**	**23 %**	**2.0x**	**15 %**	**1.7x**

Fund	Vintage Year [1]	Capital Committed [2]	Capital Invested [3]	Realized Value [4]	Unrealized Value [5]	Total Value [6]	Gross IRR [7]	Gross MoM [7]	Net IRR [8]	Investor Net MoM [9]
				($ in millions)						
Platform: Growth										
Growth Funds										
STAR	2007	1,264	1,259	1,862	69	1,931	13 %	1.5x	6 %	1.3x
Growth II	2011	2,041	2,184	4,712	610	5,322	22 %	2.5x	16 %	2.0x
Growth III	2015	3,128	3,315	4,534	2,387	6,921	28 %	2.1x	19 %	1.7x
Growth IV	2017	3,739	3,568	1,834	4,556	6,390	25 %	1.8x	17 %	1.5x
Gator	2019	726	686	645	604	1,249	38 %	1.8x	28 %	1.6x
Growth V	2020	3,558	2,409	316	3,123	3,439	40 %	1.5x	25 %	1.3x
Growth Funds		*14,456*	*13,421*	*13,903*	*11,349*	*25,252*	*21 %*	*1.9x*	*15 %*	*1.6x*
TDM	2017	1,326	443	—	1,029	1,029	28 %	2.3x	23 %	2.0x
Tech Adjacencies Funds										
TTAD I	2018	1,574	1,497	789	1,924	2,713	36 %	1.8x	29 %	1.6x
TTAD II	2021	2,963	1,567	—	1,569	1,569	(7) %	1.0x	(16) %	0.9x
Tech Adjacencies Funds		*4,537*	*3,064*	*789*	*3,493*	*4,282*	*33 %*	*1.5x*	*25 %*	*1.3x*
Platform: Growth (excl-Legacy [15]**)**		**20,319**	**16,928**	**14,692**	**15,871**	**30,563**	**21 %**	**1.9x**	**15 %**	**1.6x**
Legacy Funds										
Biotech III	2008	510	468	979	355	1,334	17 %	2.9x	12 %	2.2x
Biotech IV	2012	106	99	121	3	124	7 %	1.3x	2 %	1.1x
Biotech V	2016	88	81	27	54	81	— %	1.0x	(4) %	0.9x
ART	2013	258	242	27	239	266	2 %	1.1x	(2) %	0.9x
Platform: Growth		**21,281**	**17,818**	**15,846**	**16,522**	**32,368**	**20 %**	**1.9x**	**14 %**	**1.6x**
Platform: Impact										
The Rise Funds										
Rise I	2017	2,106	1,885	1,271	2,438	3,709	25 %	2.0x	17 %	1.6x
Rise II	2020	2,176	1,836	89	2,365	2,454	36 %	1.4x	20 %	1.2x
Rise III	2022	2,034	358	—	358	358	NM	NM	NM	NM
The Rise Funds		*6,316*	*4,079*	*1,360*	*5,161*	*6,521*	*26 %*	*1.7x*	*17 %*	*1.4x*
TSI	2018	333	133	368	—	368	35 %	2.8x	25 %	2.1x
Evercare	2019	621	416	16	523	539	8 %	1.3x	3 %	1.1x
Rise Climate	2021	7,268	2,218	34	2,335	2,369	29 %	1.1x	(21) %	0.9x
TPG NEXT [19]	2022	510	—	—	—	—	NM	NM	NM	NM
Platform: Impact		**15,048**	**6,846**	**1,778**	**8,019**	**9,797**	**25 %**	**1.5x**	**15 %**	**1.3x**
Platform: Real Estate										
TPG Real Estate Partners										
DASA RE	2012	1,078	576	1,068	5	1,073	21 %	1.9x	15 %	1.6x
TREP II	2014	2,065	2,211	3,189	412	3,601	29 %	1.7x	19 %	1.5x
TREP III	2018	3,722	3,946	1,753	3,339	5,092	22 %	1.4x	16 %	1.3x
TREP IV	2022	6,820	555	9	546	555	NM	NM	NM	NM
TPG Real Estate Partners		*13,685*	*7,288*	*6,019*	*4,302*	*10,321*	*24 %*	*1.6x*	*17 %*	*1.4x*
TRTX	2014	1,916 [14]	NM	NM	NM	NM	NM	NM	NM	NM
TAC+	2021	1,797	915	86	875	961	5 %	1.1x	1 %	1.0x
Platform: Real Estate		**17,398**	**8,203**	**6,105**	**5,177**	**11,282**	**24 %**	**1.5x**	**16 %**	**1.3x**

Fund	Vintage Year [1]	Capital Committed [2]	Capital Invested [3]	Realized Value [4]	Unrealized Value [5]	Total Value [6]	Gross IRR [7]	Gross MoM [7]	Net IRR [8]	Investor Net MoM [9]
				($ in millions)						
Platform: Market Solutions										
TPEP Long/Short	NM	NM	NM	NM	2,249	NM	NM [13]	NM	NM [13]	NM
TPEP Long Only	NM	NM	NM	NM	1,653	NM	NM [13]	NM	NM [13]	NM
TSCF	2021	1,108	186	13	162	175	(6)%	0.9x	(8)%	0.9x
TGS [18]	2022	455	88	—	88	88	NM	NM	NM	NM
TPG TIGER [18]	2022	300	8	—	7	7	NM	NM	NM	NM
TPG TIGER 2 [19]	2022	130	—	—	—	—	NM	NM	NM	NM
NewQuest I [18]	2011	390	291	767	—	767	48 %	3.2x	37 %	2.3x
NewQuest II [18]	2013	310	337	571	172	743	25 %	2.3x	20 %	1.8x
NewQuest III [18]	2016	541	523	358	502	860	16 %	1.7x	10 %	1.4x
NewQuest IV [18]	2020	1,000	784	103	1,007	1,110	45 %	1.5x	25 %	1.3x
NewQuest V [18] [19]	2022	378	—	—	—	—	NM	NM	NM	NM
Platform: Market Solutions [12]		**4,612**	**2,217**	**1,812**	**5,840**	**3,750**	**37 %**	**1.8x**	**25 %**	**1.5x**
Discontinued Funds [16]		*5,870*	*4,103*	*5,303*	*—*	*5,303*	*7 %*	*1.3x*	*3 %*	*1.1x*
Total (excl-Legacy [15] and Discontinued Funds [16]))		*160,206*	*121,790*	*155,850*	*71,395*	*223,343*	*23 %*	*1.9x*	*15 %*	*1.6x*
Total		**$ 167,341**	**$ 126,989**	**$ 162,522**	**$ 72,211**	**$ 230,831**	**22 %**	**1.9x**	**14 %**	**1.6x**

Note: Past performance is not indicative of future results.

(1) Vintage Year, with respect to an investment or group of investments, as applicable, represents the year such investment, or the first investment in such a group, was initially consummated by the fund. For follow-on investments, Vintage Year represents the year that the fund's first investment in the relevant company was initially consummated. Vintage Year, with respect to a fund, represents the year in which the fund consummated its first investment (or, if earlier, received its first capital contributions from investors). We adopted this standard for fund Vintage Year to better align with current market and investor benchmarking practices. For consistency with prior reporting, however, the Vintage Year classification of any fund that held its initial closing before 2018 remains unchanged and represents the year of such fund's initial closing.

(2) Capital Committed represents the amount of inception to date commitments a particular fund has received.

(3) Capital Invested, with respect to an investment or group of investments, as applicable, represents cash outlays by the fund for such investment or investments (whether funded through investor capital contributions or borrowing under the fund's credit facility), including capitalized expenses and unrealized bridge loans allocated to such investment or investments. Capital Invested may be reduced after the date of initial investment as a result of sell-downs. This does not include proceeds eligible for recycling under fund limited partnership agreements. Capital Invested does not include interest expense on borrowing under the fund's credit facility.

(4) Realized Value, with respect to an investment or group of investments, as applicable, represents total cash received or earned by the fund in respect of such investment or investments through the quarter end, including all interest, dividends and other proceeds. Receipts are recognized when cash proceeds are received or earned. Proceeds from an investment that is subject to pending disposition are not included in Realized Value and remain in Unrealized Value until the disposition has been completed and cash has been received. Similarly, any proceeds from an investment that is pending liquidation, or a similar event are not included in Realized Value until the liquidation or similar event has been completed. In addition, monitoring, transaction and other fees are not included in Realized Value but are applied to offset management fees to the extent provided in the fund's partnership agreement.

(5) Unrealized Value, with respect to an investment in a publicly traded security, is based on the closing market price of the security as of the quarter end on the principal exchange on which the security trades, as adjusted by the general partner for any restrictions on disposition. Unrealized Value, with respect to an investment that is not a publicly traded security, represents the general partner's estimate of the unrealized fair value of the fund's investment, assuming a reasonable period of time for liquidation of the investment, and taking into consideration the financial condition and operating results of the portfolio company, the nature of the investment, applicable restrictions on marketability, market conditions, foreign currency exposures and other factors the general partner may deem appropriate. Where applicable, such estimate has been adjusted from cost to reflect (i) company performance relative to internal performance markers and the performance of comparable companies; (ii) market performance of comparable companies; and (iii) recent, pending or proposed transactions involving us, such as recapitalizations, initial public offerings or mergers and acquisitions. Given the nature of private investments, valuations necessarily entail a degree of uncertainty and/or subjectivity. There can be no assurance that expected transactions will actually occur or that performance markers will be achieved, and therefore actual value may differ from such estimated value and these differences may be material and adverse. Except as otherwise noted, valuations are as of the quarter end.

(6) Total Value, with respect to an investment or group of investments, as applicable, is the sum of Realized Value and Unrealized Value of such investment or investments.

(7) Gross IRR and Gross MoM are calculated by adjusting Net IRR and Investor Net MoM to generally approximate investor performance metrics excluding management fees, fund expenses (other than interest expense and other fees arising from amounts borrowed under the fund's credit facility to fund investments) and performance allocations. With respect to interest expense and other fees arising from amounts borrowed under

the fund's credit facility to fund investments, we have assumed that investor capital contributions were made in respect thereof as of the midpoint of each relevant quarter in which such amounts were incurred. We have further assumed that distributions to investors occurred in the middle of the month in which the related proceeds were received by the fund. Like the Net IRR, Gross IRR and Gross MoM (i) do not reflect the effect of taxes borne, or to be borne, by investors and (ii) excludes amounts attributable to the fund's general partner, its affiliated entities and "friends of the firm" entities that generally pay no or reduced management fees and performance allocations. Such Gross IRR and Gross MoM represent an average of returns for all included investors and does not necessarily reflect the actual return of any particular investor. Gross IRR and Gross MoM are an approximation calculated by adjusting historical data using estimates and assumptions that we believe are appropriate for the relevant fund, but that inherently involve significant judgment. For funds that engaged in de minimis or no fund-level borrowing, Gross IRR is the discount rate at which (i) the present value of all Capital Invested in an investment or investments is equal to (ii) the present value of all realized and unrealized returns from such investment or investments. In this scenario, Gross IRR, with respect to an investment or investments, has been calculated based on the time that capital was invested by the fund in such investment or investments and that distributions were received by the fund in respect of such investment or investments, regardless of when capital was contributed to or distributed from the fund. Gross IRR does not reflect the effect of management fees, fund expenses, performance allocations or taxes borne, or to be borne, borne, by investors in the fund and would be lower if it did. For funds that engaged in de minimis or no fund-level borrowing, Gross MoM represents the multiple-of-money on capital invested by the fund for an investment or investments and is calculated as Total Value divided by Capital Invested (i.e., cash outlays by the fund for such investment or investments, whether funded through investor capital contributions or borrowing under the fund's credit facility). Gross MoM is calculated on a gross basis and does not reflect the effect of management fees, fund expenses, performance allocations or taxes borne, or to be borne, by investors in the fund, and would be lower if it did.

(8)   Net IRR represents the compound annualized return rate (i.e., the implied discount rate) of a fund, which is calculated using investor cash flows in the fund, including cash received from capital called from investors, cash distributed to investors and the investors' ending capital balances as of the quarter end. Net IRR is the discount rate at which (i) the present value of all capital contributed by investors to the fund (which excludes, for the avoidance of doubt, any amounts borrowed by the fund in lieu of calling capital) is equal to (ii) the present value of all cash distributed to investors and the investors' ending capital balances. Net IRR reflects the impact of management fees, fund expenses (including interest expense arising from amounts borrowed under the fund's credit facility) and performance allocations, but does not reflect the effect of taxes borne, or to be borne, by investors. The Net IRR calculation assumes that investor contributions and distributions occurred in the middle of the month in which they were made. The Net IRR calculation excludes amounts attributable to the general partner, its affiliated entities and "friends of the firm" entities that generally pay no or reduced management fees and performance allocations. Net IRR represents an average return for all included investors, including those that pay reduced management fees and/or carried interest, and does not necessarily reflect the actual return of any particular investor. An actual investor that paid management fees and/or carried interest at rates higher than the average would have a lower individual Net IRR. In addition, management fees, fund expenses and carried interest differ from fund to fund, and therefore the impact of such amounts in a particular fund should not be assumed to reflect the impact such amounts would have on any other fund, including in respect of any fund in which a prospective investor is considering an investment. Net IRR for a platform does not include the cash flows for funds that are not currently presenting a Net IRR to their investors.

(9)   Investor Net MoM, with respect to a fund, represents the multiple-of-money on contributions to the fund by investors. Investor Net MoM is calculated as the sum of cash distributed to investors and the investors' ending capital balances as of the quarter end, divided by the amount of capital contributed to the fund by investors (which amount excludes, for the avoidance of doubt, any amounts borrowed by the fund in lieu of calling capital). Investor Net MoM reflects the impact of management fees, fund expenses (including interest expense arising from amounts borrowed under the fund's credit facility) and performance allocations, but does not reflect the effect of taxes borne, or to be borne, by investors. The Investor Net MoM calculation excludes amounts attributable to the fund's general partner, its affiliated entities and "friends of the firm" entities that generally pay no or reduced management fees and performance allocations. Investor Net MoM represents an average multiple-of-money for all included investors and does not necessarily reflect the actual return of any particular investor. An actual investor that paid management fees and/or carried interest at rates higher than the average would have a lower individual net MoM. In addition, management fees, fund expenses and carried interest differ from fund to fund, and therefore the impact of such amounts in a particular fund should not be assumed to reflect the impact such amounts would have on any other fund, including in respect of any fund in which a prospective investor is considering an investment.

(10)   "NM" signifies that the relevant data would not be meaningful. Performance metrics are generally deemed "NM" for an investment or group of investments when, among other reasons, a fund is in its initial period of operation, or the holding period of the investment or investments is in its initial period of holding, which in each case we typically determine to mean up to twelve months, or the investment or investments do not have a significant cost basis. IRR metrics are generally deemed "NM" prior to the fund calling capital for the applicable investment(s).

(11)   Amounts shown are in US dollars. When an investment is made in another currency, (i) Capital Invested is calculated using the exchange rate at the time of the investment, (ii) Unrealized Value is calculated using the exchange rate at the quarter end and (iii) Realized Value reflects actual US dollar proceeds to the fund. A fund may enter into foreign currency hedges in connection with an investment made in a currency other than US dollars. Capital Invested with respect to such investment includes the cost of establishing foreign currency hedges. For hedges entered into to facilitate payment of the purchase price for an investment, gains or losses on such hedges are applied, respectively, to reduce or increase Capital Invested with respect to such investment. Thereafter during the life of such investment, (i) Capital Invested includes any inception-to-date net realized losses on such hedges, (ii) Unrealized Value includes the unrealized fair value of such hedges as estimated by the general partner and (iii) Realized Value includes any inception-to-date net realized gain on such hedges. For hedges entered into in anticipation of receipt of exit proceeds, (i) losses on such hedges are first applied to offset exit proceeds, with any remaining losses applied to increase Capital Invested and (ii) gains on such hedges are first applied to reverse any inception-to-date net realized losses that were previously included in Capital Invested, with any remaining gains applied to increase Realized Value. Where a foreign currency hedge is implemented as part of the investment structure below the fund, such hedge is similarly reflected in Capital Invested and Realized Value to the extent that there are corresponding cash outflows from and inflows to the fund in respect of such hedge, and otherwise is included in Unrealized Value.

(12)   Our special purpose acquisition companies ("SPACs") which include Pace Holdings Corp., TPG Pace Holdings Corp., TPG Pace Tech Opportunities Corp., TPG Pace Beneficial Finance Corp., TPG Pace Energy Holdings Corp., TPG Pace Solutions Corp., TPG Pace Beneficial II Corp. and AfterNext HealthTech Acquisition Corp. within the Market Solutions platform are not reflected. Gross IRR, Gross MoM and Net IRR are not meaningful for SPAC products as they are designed to identify an investment and merge to become a public company.

(13)   As of December 31, 2022, TPEP Long/Short had estimated inception-to-date gross returns of 148% and net returns of 109%. These performance estimates represent the composite performance of TPG Public Equity Partners, LP and TPG Public Equity Partners Master Fund, L.P., adjusted as described below. The performance estimates are based on an investment in TPG Public Equity Partners, LP made on September 1, 2013, the date of TPEP's inception, with the performance estimates for the period from January 1, 2016 to present being based on an investment in TPG Public Equity Partners Master Fund, L.P. made through TPG Public Equity Partners-A, L.P., the "onshore feeder." Gross performance figures (i) are

presented after any investment-related expenses, net interest, other expenses and the reinvestment of dividends; (ii) include any gains or losses from "new issue" securities; and (iii) are adjusted for illustration purposes to reflect the reduction of a hypothetical 1.5% annual management fee. Net performance assumes a 20% performance allocation. Performance results for a particular investor may vary from the performance stated as a result of, among other things, the timing of its investment(s) in TPEP, different performance allocation terms, different management fees, the feeder through which the investor invests and the investor's eligibility to participate in gains and losses from "new issue" securities. Unrealized Value represents net asset value before redemptions.

As of December 31, 2022, TPEP Long Only had estimated inception-to-date gross returns of 14% and net returns of 14%. These performance estimates represent performance for TPEP Long Only and are based on an investment in TPEP Long Only made on May 1, 2019, the date of TPEP Long Only's inception, through TPG Public Equity Partners Long Opportunities-A, L.P., the "onshore feeder." Gross performance figures are presented after any investment-related expenses, a 1% annual management fee, net interest, other expenses and the reinvestment of dividends, and include any gains or losses from "new issue" securities. Net performance assumes a 20% performance allocation, with the performance allocation only received upon outperforming the relevant benchmark. Performance results for a particular investor may vary from the performance stated as a result of, among other things, the timing of its investment(s) in TPEP Long Only, different performance allocation terms, different management fees, the feeder through which the investor invests and the investor's eligibility to participate in gains and losses from "new issue" securities. Unrealized Value represents net asset value before redemptions.

(14)   Capital Committed for TRTX includes $1,201 million of private capital raised prior to TRTX's initial public offering in July 2017 and $716 million issued during and subsequent to TRTX's initial public offering.

(15)   Legacy funds represent funds whose strategies are not expected to have successor funds but that have not yet been substantially wound down.

(16)   Discontinued funds represent legacy funds that have substantially been wound down or are fully liquidated. The following TPG funds are considered discontinued: Latin America, Aqua I, Aqua II, Ventures, Biotech I, Biotech II, TPG TFP, TAC 2007 and DASA PE.

(17)   Total TPG track record amounts do not include results from RMB - Shanghai and RMB - Chongqing or China Ventures, a joint venture partnership.

(18)   Unless otherwise specified, the fund performance information presented above for TGS, TPG TIGER, NewQuest I, NewQuest II, NewQuest III, NewQuest IV and NewQuest V is, due to the nature of their strategy, as of September 30, 2022. Accordingly, the fund performance information presented above for the funds does not reflect any fund activity for the quarter ended December 31, 2022 and therefore does not cover the same period presented for other funds. Any activity occurring during the quarter ended December 31, 2022 will be reflected in the performance information presented in future reporting.

(19)   Certain funds recorded capital commitments prior to December 31, 2022, but were not activated or did not make their first investment. Therefore the only activity reflected in the track record with respect to these funds was the capital commitments.

Liquidity and Capital Resources

Our liquidity needs primarily include working capital and debt service requirements. We believe that our current sources of liquidity, which include cash generated by our operating activities, cash and funds available under our credit agreement, are sufficient to meet our projected operating expenses, pay dividends to holders of our common stock in accordance with our dividend policy, debt service requirements and other obligations as they arise for at least the next 12 months. To the extent that our current liquidity is insufficient to fund future activities, we may need to raise additional funds. In the future, we may attempt to raise additional capital through the sale of equity securities or through debt financing arrangements. If we raise additional funds by issuing equity securities, the ownership of our existing investors will be diluted. The incurrence of additional debt financing would result in incremental debt service obligations, and any future instruments governing such debt could include operating and financial covenants that could restrict our operations.

The following table presents a summary of our cash flows for the periods presented:

| | Year Ended December 31, | | |
	2022	2021	2020
	($ in thousands)		
Net cash provided by operating activities	$ 1,375,878	$ 1,474,820	$ 95,393
Net cash used in investing activities	(3,012)	(37,745)	(108,096)
Net cash (used in) provided by financing activities	(1,238,080)	(1,322,566)	250,329
Net increase in cash and cash equivalents	134,786	114,509	$ 237,626
Cash and cash equivalents, beginning of period	985,864	871,355	633,729
Cash and cash equivalents, end of period	$ 1,120,650	$ 985,864	$ 871,355

As of December 31, 2022, TPG's total liquidity was $1,837.5 million, comprised of $1,107.5 million of cash and cash equivalents, excluding $13.2 million of restricted cash, as well as $700.0 million and $30.0 million of incremental borrowing capacity under the Senior Unsecured Revolving Credit Facility and the Subordinated Credit Facility (each as defined herein), respectively. Total cash of $1,120.7 million as of December 31, 2022 is comprised of $691.7 million of cash that is attributable to the TPG Operating Group and on balance sheet securitization vehicles. Total liquidity increased by $534.8 million, or 41%, relative to $1,302.7 million as of December 31, 2021. This increase was the result of $134.8

million net increase in cash and cash equivalents primarily due to $1,375.9 million of cash provided by operating activities, partially offset by $1,238.1 million of net cash used in financing activities and $3.0 million of net cash used in investing activities.

Our operating activities primarily consist of investment management activities. The primary sources of cash within the operating activities section include: (i) management fees, (ii) monitoring, transaction and other fees, (iii) realized capital allocation-based income and (iv) investment sales from our consolidated funds. The primary uses of cash within the operating activities section include: (i) compensation and non-compensation related expenses and (ii) investment purchases from our consolidated funds. Additionally, operating activities also reflect the activity of our consolidated TPG Funds and Public SPACs, which primarily include proceeds from sales of investments offset by cash outflows for purchases of investments and deposits of SPAC IPO proceeds into trust accounts.

Operating activities provided $1,375.9 million and $1,474.8 million of cash for the years ended December 31, 2022 and 2021, respectively. Key drivers consisted of performance allocation and co-investment proceeds totaling $1,567.7 million and $2,179.1 million for the years ended December 31, 2022 and 2021, respectively. This was partially offset by changes in operating assets and liabilities for the years ended December 31, 2022 and 2021, respectively.

Investing Activities

Our investing activities primarily consist of lending to affiliates and capital expenditures. The primary sources of cash within the investing activities section include cash received from notes receivable from affiliates. The primary uses of cash within the investing activities section includes capital expenditures and cash advances on notes receivable from affiliates.

Investing activities used $3.0 million and $37.7 million of cash during the year ended December 31, 2022 and 2021, respectively. During the year ended December 31, 2022, cash used by investing activities is primarily related to advances, offset by repayments of notes receivables from affiliates. During the year ended December 31, 2021, cash used by investing activities primarily related to the acquisition of NewQuest described in Note 3, "Acquisition," to the Consolidated Financial Statements and transfers related to the Reorganization described in Note 1, "Organization," to the Consolidated Financial Statements.

Financing Activities

Our financing activities reflect our capital markets transactions and transactions with owners. The primary sources of cash within the financing activities section includes proceeds from debt and notes issuances. The primary uses of cash within the financing activities section include dividends to holders of our common stock, distributions to partners and non-controlling interests and repayments of debt and notes. Net cash provided by financing activities also reflects the financing activity of our consolidated funds, which primarily include cash inflows and outflows from consolidated funds related to their capital activity.

Financing activities used $1,238.1 million and $1,322.6 million of cash during the year ended December 31, 2022 and 2021, respectively. During the year ended December 31, 2022, cash used in financing activities primarily reflects the net impact of distributions to partners and non-controlling interests, the repayment of amounts borrowed under the Subordinated Credit Facility, and purchase of partnership interests with IPO proceeds, which is partially offset by the net proceeds from the IPO in January 2022. During the year ended December 31, 2021, cash used by financing activities primarily reflects the distributions to partners and non-controlling interests.

Credit Facilities

Subordinated Credit Facility

In August 2014, one of our consolidated subsidiaries entered into two $15.0 million subordinated revolving credit facilities (collectively, the "Subordinated Credit Facility"), for a total commitment of $30.0 million. The Subordinated Credit Facility is available for direct borrowings and is guaranteed by certain members of TPG Operating Group. In August 2022, the subsidiary extended the maturity date of the Subordinated Credit Facility from August 2023 to August 2024, replaced LIBOR as the applicable reference rate with SOFR and otherwise conformed the credit facility to accommodate SOFR as the reference rate. The interest rate for borrowings under the Subordinated Credit Facility is calculated at a term SOFR rate plus a 0.10% per annum adjustment and 2.25%.

During the year ended December 31, 2022, the subsidiary borrowed $30.0 million and made repayments of $30.0 million on the Subordinated Credit Facility, leaving a zero balance at December 31, 2022.

Secured Borrowings

Our secured borrowings are issued using on-balance sheet securitization vehicles. The secured borrowings are required to be repaid only from collections on the underlying securitized equity method investments and restricted cash of the securitization vehicles. The secured borrowings are separated into two tranches. Tranche A secured borrowings (the "Series A Securitization Notes") were issued in May 2018 at a fixed rate of 5.33% with an aggregate principal balance of $200.0 million due June 20, 2038, with interest payable semiannually. Tranche B secured borrowings (the "Series B Securitization Notes" or, collectively with the Series A Securitization Notes, the "Securitization Notes") were issued in October 2019 at a fixed rate of 4.75% with an aggregate principal balance of $50.0 million due June 20, 2038, with interest payable semiannually. The secured borrowings contain an optional redemption feature giving us the right to call the notes in full or in part, subject to a prepayment penalty if called before May 2023. If the secured borrowings are not redeemed on or prior to June 20, 2028, we will pay additional interest equal to 4.00% per annum.

The secured borrowings contain covenants and conditions customary in transactions of this nature, including negative pledge provisions, default provisions and financial covenants and limitations on certain consolidations, mergers and sales of assets. As of December 31, 2022, we were in compliance with these covenants and conditions.

Senior Unsecured Revolving Credit Facility

In March 2011, TPG Holdings, L.P. entered into a $400.0 million credit facility (the "Senior Unsecured Revolving Credit Facility"). In May 2018, TPG Holdings, L.P. amended and restated the Senior Unsecured Revolving Credit Facility Agreement to, among other things, reduce commitments to $300.0 million, extend the maturity to May 2023 and redefine certain components of the financial covenants. In November 2020, TPG Holdings, L.P. further amended and restated the facility to, among other things, release all collateral pledged under the prior amendment to the facility and to extend the maturity to November 2025.

In November 2021, TPG Holdings, L.P. entered into a fourth amendment and restatement of the Senior Unsecured Revolving Credit Facility Agreement under which certain terms were modified, including that TPG Holdings, L.P. may elect to have (i) TPG Operating Group II, L.P. (f/k/a TPG Holdings II, L.P.) assume its obligations as borrower under the Senior Unsecured Revolving Credit Facility (and thereby release TPG Holdings, L.P. from its obligations as borrower thereunder) and (ii) correspondingly release TPG Operating Group II, L.P., TPG Holdings I-A, LLC, TPG Holdings II-A, LLC and TPG Holdings III-A, L.P from their guarantees of the Senior Unsecured Revolving Credit Facility. TPG Holdings, L.P. made such election in conjunction with the Reorganization, upon which TPG Operating Group II, L.P. assumed its obligations as borrower under the Senior Unsecured Revolving Credit Facility (and TPG Holdings, L.P. was thereby released from its obligations as borrower thereunder) and correspondingly, TPG Operating Group II, L.P., TPG Holdings I-A, LLC, TPG Holdings II-A, LLC and TPG Holdings III-A, L.P were released from their guarantees of the Senior Unsecured Revolving Credit Facility.

In July 2022, we entered into a fifth amendment and restatement of the Senior Unsecured Revolving Credit Facility to among other things, (i) extend the maturity date of the revolving credit facility from November 2025 to July 2027, (ii) increase the aggregate revolving commitments thereunder from $300.0 million to $700.0 million and (iii) replace LIBOR as the applicable reference rate with SOFR and otherwise conform the credit facility to accommodate SOFR as the reference rate.

Dollar-denominated principal amounts outstanding under the Senior Unsecured Revolving Credit Facility accrue interest, at the option of the applicable borrower, either (i) at a base rate plus applicable margin not to exceed 0.25% per annum or (ii) at a term SOFR rate plus a 0.10% per annum adjustment and an applicable margin not to exceed 1.25%. We are also required to pay a quarterly commitment fee on the unused commitments under the Amended Senior Unsecured Revolving Credit Facility not to exceed 0.15% per annum, as well as certain customary fees for any issued letters of credit.

In August 2022, we entered into a first amendment to the Amended Senior Unsecured Revolving Credit Facility, which provides that if the Company is not publicly rated, the applicable margin for borrowings under the facility may be determined using the Company's leverage ratio.

During the year ended December 31, 2022, we made no borrowings or repayments on the Senior Unsecured Revolving Credit Facility, leaving a balance of zero at December 31, 2022. As of December 31, 2022, $700.0 million was available to be borrowed under the terms of the Senior Unsecured Revolving Credit Facility.

Senior Unsecured Term Loan

In December 2021, we entered into a credit agreement (the "Senior Unsecured Term Loan Agreement") pursuant to which the lenders thereunder agreed to make term loans in a principal amount of up to $300.0 million during the period commencing on December 2, 2021 and ending on the date that is 30 days thereafter. Unused commitments were terminated at the end of such period. As of December 31, 2022, $200.0 million was outstanding under the Senior Unsecured Term Loan Agreement and will mature in December 2024. The proceeds from the term loan were used to make a ratable distribution to each of our investors and are not available for our operations.

In July 2022, we entered into an amended Senior Unsecured Term Loan Agreement. The amended Senior Unsecured Term Loan Agreement, among other things, replaces LIBOR as the applicable reference rate with SOFR, and otherwise conforms the term loan agreement to accommodate SOFR as the reference rate.

Principal amounts outstanding under the amended Senior Unsecured Term Loan Agreement accrue interest, at the option of the borrower, either (i) at a base rate plus an applicable margin of 0.00% or (ii) at a term SOFR rate plus a 0.10% per annum adjustment and an applicable margin of 1.00%.

Tax Receivable Agreement

The future exchanges by owners of Common Units for cash from a substantially concurrent public offering, reorganization or private sale (based on the price per share of the Class A common stock on the day before the pricing of such public offering or private sale) or, at our election, for shares of our Class A common stock on a one-for-one basis (or, in certain cases, for shares of nonvoting Class A common stock) are expected to produce or otherwise deliver to us favorable tax attributes that can reduce our taxable income. We (and our wholly-owned subsidiaries) are a party to a tax receivable agreement, under which generally we (or our wholly-owned subsidiaries) are required to pay the beneficiaries of the Tax Receivable Agreement 85% of the applicable cash savings, if any, in U.S. federal, state and local income tax that we actually realize or, in certain circumstances, are deemed to realize as a result of the Covered Tax Items. We generally retain the benefit of the remaining 15% of the applicable tax savings. The payment obligations under the Tax Receivable Agreement are obligations of TPG Inc. (or our wholly-owned subsidiaries), and we expect that the payments we will be required to make under the Tax Receivable Agreement will be substantial.

Contractual Obligations

In the ordinary course of business, we enter into contractual arrangements that require future cash payments. The following table sets forth information regarding our anticipated future cash payments under our contractual obligations as of December 31, 2022 (in thousands):

	Total	**2023**	**2024**	**2025**	**2026**	**2027**	**2028 and Thereafter**
				Payments Due by Period			
Operating lease obligations	$ 172,983	$ 19,000	$ 25,319	$ 27,862	$ 19,765	$ 18,423	$ 62,614
Debt obligations [1]	450,000	—	200,000	—	—	—	250,000
Interest on debt obligations [2]	323,770	24,186	23,611	13,035	13,035	13,035	236,868
Capital commitments [3]	365,790	365,790	—	—	—	—	—
Total contractual obligations	**$1,312,543**	**$ 408,976**	**$ 248,930**	**$ 40,897**	**$ 32,800**	**$ 31,458**	**$ 549,482**

_____

[1] Debt obligations presented in the table reflect scheduled principal payments related to the Securitization Notes and our Senior Unsecured Term Loan.

[2] Estimated interest payments on our debt obligations reflect amounts that would be paid over the life on the Securitization Notes based the Series A and B Securitization Notes respective fixed interest rates and assuming the debt is held until final maturity.

[3] Capital commitments represent our obligations to provide general partner capital funding to the TPG funds. These amounts are generally due on demand, and accordingly, have been presented as obligations payable in the "2023" column. We generally utilize proceeds from return of capital distributions and proceeds from secured borrowings to help fund these commitments.

Additional Contingent Obligations

As of December 31, 2022 and December 31, 2021, if all investments held by the TPG funds were liquidated at their current unrealized fair value, there would be clawback of $58.3 million related to STAR, net of tax, for which a performance allocation reserve was recorded within other liabilities in the Consolidated Financial Statements. The potential liquidation of STAR in 2023 could require clawback payments. Additionally, if all remaining investments were deemed worthless, a possibility management views as remote, the amount of performance allocations subject to projected clawback as of December 31, 2022 and December 31, 2021 would be $1,869.4 million and $1,500.9 million on a pre-tax basis, respectively.

As of December 31, 2022 and December 31, 2021, we had guarantees outstanding totaling $100.8 million and $96.1 million, respectively, related to employee guarantees primarily related to a third-party lending program which enables certain of our eligible employees to obtain financing for co-invest capital commitment obligations with a maximum potential exposure of $163.7 million and $139.7 million, respectively.

Dividends

The following is a summary of cash dividends declared per share on our Class A common stock during the year ended December 31, 2022:

Date Declared	Record Date	Payment date	Dividend per Class A Common Share
May 10, 2022	May 20, 2022	June 3, 2022	$ 0.44
August 9, 2022	August 19, 2022	September 2, 2022	$ 0.39
November 9, 2022	November 21, 2022	December 2, 2022	$ 0.26

On February 15, 2023, our board of directors declared and approved a cash dividend of $0.50 per share of Class A common stock for the three months ended December 31, 2022. The Class A common stock dividend is payable on March 10, 2023, to the holders of record of our Class A common stock as of February 27, 2023.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements, as defined in Regulation S-K.

Critical Accounting Policies

Critical Accounting Policies

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, and liabilities and disclosure of contingent assets and liabilities in our financial statements. We regularly assess these estimates; however, actual amounts could differ from those estimates. The impact of changes in estimates is recorded in the period in which they become known.

An accounting policy is considered to be critical if the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and the effect of the estimates and assumptions on financial condition or operating performance. The accounting policies we believe to reflect our more significant estimates, judgments and assumptions that are most critical to understanding and evaluating our reported financial results are: revenue recognition and fair value measurements.

Revenues

We recognize revenue in accordance with ASC 606. Revenue is recognized in a manner that depicts the transfer of promised goods or services to customers and for an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. We are required to identify our contracts with customers, identify the performance obligations in a contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract and recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, variable consideration is included only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The guidance requires us to assess whether we are the principal versus agent in the arrangement based on the notion of control, which affects recognition of revenue on a gross or net basis. Essentially all of our revenue and operations are directly or indirectly supporting affiliated investment funds and derived from or related to their underlying investments.

Management fees related to our funds are generally based on a fixed percentage of the committed capital or invested capital. The corresponding fee calculations that consider committed capital or invested capital are both objective in nature and therefore do not require the use of significant estimates or assumptions.

Incentive fees are generally calculated as a percentage of the profits earned in respect of certain accounts for which we are the investment adviser, subject to the achievement of minimum return levels or performance benchmarks. Incentive fees are typically subject to reversal until the end of a defined performance period, as these fees are affected by changes in the fair value of the AUM or advisement over such performance period. Moreover, incentive fees that are received prior to the end of the defined performance period are typically subject to clawback, net of tax. We recognize incentive fee revenue only when these amounts are realized and no longer subject to significant reversal, which is typically at the end of a defined performance period and/or upon expiration of the associated clawback period.

Capital Allocation-Based Income is a disproportionate allocation (typically 20%) of performance allocations. We account for performance allocations under the equity method of accounting. Certain funds will allocate performance allocations to us, based on cumulative fund performance to date, irrespective of whether such amounts have been realized. These performance allocations are subject to the achievement of minimum return levels (typically 8%), in accordance with the terms set forth in each respective fund's governing documents. We recognize income attributable to performance allocations from a fund based on the amount that would be due to us pursuant to the fund's governing documents, assuming the fund was liquidated based on the current fair value of its underlying investments as of that date. Accordingly, the amount recognized as performance allocation income reflects our share of the gains and losses of the associated fund's underlying investments measured at their then-fair values, relative to the fair values as of the end of the prior period. Performance allocations are generally realized when an underlying investment is profitably disposed of and the fund's cumulative returns are in excess of the specific hurdle rates, as defined in the applicable governing documents. For any given period, performance allocations on our consolidated statements of operations may include reversals of previously recognized amounts due to a decrease in the value of a particular fund that results in a decrease of cumulative performance allocations earned to date. Since fund minimum level of returns are cumulative, previously recognized performance allocations also may be reversed in a period of appreciation that is lower than the particular fund's minimum return levels. Each fund is considered separately in this regard and, for a given fund, performance allocations can never be negative over the life of a fund. If upon a hypothetical liquidation of a fund's investments, at their then current fair values, previously recognized and distributed performance allocation would be required to be returned, a liability is established for the potential clawback obligation. Our actual obligation, however, would not become payable or realized until the end of a fund's life.

Fair Value Measurements

GAAP establishes a hierarchical disclosure framework, which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected by a number of factors, including the type of financial instrument, the characteristics specific to the financial instrument and the state of the marketplace—including the existence and transparency of transactions between market participants. Financial instruments with readily available quoted prices in active markets generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Financial instruments measured and reported at fair value are classified and disclosed based on the observability of inputs used in the determination of their fair values, as follows:

- Level 1—Pricing inputs are unadjusted, quoted prices in active markets for identical assets or liabilities as of the measurement date.

- Level 2—Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the measurement date, and fair value is determined through the use of models or other valuation methodologies. The types of financial instruments classified in this category include securities with less liquidity traded in active markets, securities traded in other than active markets, and government and agency securities.

- Level 3—Pricing inputs are unobservable for the financial instruments and include situations where there is little, if any, market activity for the financial instrument. The inputs into the determination of fair value require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and consideration of factors specific to the financial instrument.

The fair value of the investments held by TPG funds is the primary input to the calculation of certain of our management fees and performance allocations. The TPG funds are accounted for as investment companies in accordance with GAAP guidance and reflect their investments, including majority-owned and controlled investments, at fair value. In the absence of observable market prices, we utilize valuation methodologies applied on a consistent basis and assumptions that we believe market participants would use to determine the fair value of the investments. For investments where little market activity exists, management's determination of fair value is based on the best information available in the circumstances, which may incorporate management's own assumptions and involves a significant degree of judgment, and the consideration of a combination of internal and external factors, including the appropriate risk adjustments for non-performance and liquidity risks.

TPG has also elected the fair value option for certain other proprietary investments. TPG is required to measure certain financial instruments at fair value, including equity securities and derivatives.

Fair Value of Investments or Instruments that are Publicly Traded

Securities that are publicly traded and for which a quoted market exists will be valued at the closing price of such securities in the principal market in which the security trades, or in the absence of a principal market, in the most advantageous market on the valuation date. When a quoted price in an active market exists, no block discounts or control premiums are permitted regardless of the size of the public security held. In some cases, securities will include legal and contractual restrictions limiting their purchase and sale for a period of time, such as may be required under SEC Rule 144.

A discount to publicly traded price may be appropriate in those cases; the amount of the discount, if taken, shall be determined based on the time period that must pass before the restricted security becomes unrestricted or otherwise available for sale. Refer to Note 2, "Summary of Significant Accounting Policies," to our Consolidated Financial Statements for details on a recent accounting pronouncement related to the Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions and its expected impact on the Company's Consolidated Financial Statements.

Fair Value of Investments or Instruments that are not Publicly Traded

Investments for which market prices are not observable include private investments in the equity or debt of operating companies or real estate properties. Our primary methodology for determining the fair values of such investments is generally the market approach. The most widely used methodology under the market approach relies upon valuations for comparable public companies, transactions or assets, and includes making judgments about which companies, transactions, or assets are comparable. We may also choose to incorporate a secondary methodology, generally used to corroborate the results of the market approach. This would typically be the income approach, which provides an indication of fair value based on the present value of cash flows that a business, security or property is expected to generate in the future. The most widely used methodology under the income approach is the discounted cash flow method, which includes significant assumptions about the underlying investment's projected net earnings or cash flows, discount rate, capitalization rate or exit multiple. Depending on the facts and circumstances associated with the investment, different primary and secondary methodologies may be used including direct capitalization method, option value, contingent claims or scenario analysis, yield analysis, projected cash flow through maturity or expiration, probability weighted methods or recent round of financing.

In certain cases, debt and equity securities are valued on the basis of prices from an orderly transaction between market participants provided by reputable dealers or pricing services. In determining the value of a particular investment, pricing services may use certain information with respect to transactions in such investments, quotations from dealers, pricing matrices and market transactions in comparable investments and various relationships between investments.

Management Process on Fair Value

Due to the importance of fair value throughout the consolidated financial statements and the significant judgment required to be applied in arriving at those fair values, we have developed a process around valuation that incorporates several levels of approval and review from both internal and external sources. Investments held by TPG funds and investment vehicles are valued on at least a quarterly basis by our internal valuation or asset management teams, which are independent from our investment teams.

For investments valued utilizing a forward-looking market approach and/or income method, and where TPG has information rights, we generally have a direct line of communication with each of the Portfolio Company finance teams and collect financial data used to support projections used in the analysis. The respective product's valuation team or deal team then analyzes the data received and updates the valuation models, reflecting any changes in the underlying forecast, cash flow projections, weighted-average cost of capital, exit multiple and any other valuation input relevant economic conditions.

The results of all valuations of investments held by TPG funds and investment vehicles are initially reviewed and approved by the relevant Product's Valuation Committee. Each Product Valuation Committee is comprised of at least one member who does not participate in the process of making or disposing of investments. The valuations are subject to final approval by TPG's Global Valuation Committee, which is comprised of senior employees and includes its Chief Financial Officer, General Counsel, Chief Compliance Officer, Chief Operating Officer and Chief Accounting Officer. Approval by any member of the Valuation Committee is related to such member's role in the Committee, such that control function members' (i.e., those members who do not participate in the process of making or disposing of investments) approval, for example, represents their confirmation that the process was run appropriately and that the deliberations were on the merits. To further corroborate results, each product's valuation team generally engages an external valuation firm to provide positive assurance on a quarterly basis for a majority of Level III investments that have been held by TPG funds and investment vehicles for at least one full quarter. Investments may be excluded from review if the valuation is based on a recent transaction, upcoming transaction or certain categorical deals (e.g., Biotech deals).

Recent Accounting Developments

Information regarding recent accounting developments and their effects to us can be found in Note 2, "Summary of Significant Accounting Policies," to our audited Consolidated Financial Statements included elsewhere in this report.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Our exposure to market risks primarily relates to our role as investment advisor or general partner to our TPG funds and the impact of movements in the underlying fair value of their investments. Our management fees, performance allocation and net gains from investments are the primary sources of income that could be impacted. The fair value of investments may fluctuate in response to changes in the values of investments, general equity and other market conditions, and foreign currency exchange rates. Additionally, interest rate movements can adversely impact the amount of interest that we pay on debt obligations bearing variable rates. Although our investment funds share many common themes, each of our platforms runs its own investment and risk management processes, subject to our overall risk tolerance and philosophy. The investment process of our TPG funds involves a comprehensive due diligence approach, including review of reputation of investors and management, company size and sensitivity of cash flow generation, business sector and competitive risks, portfolio fit, exit risks and other key factors highlighted by the deal team. Key investment decisions are subject to approval by the investment committee, which generally includes one or more of the key members of management, one product leader, and one or more advisors and senior investment professionals associated with that particular fund. Once an investment in a portfolio company has been made, our fund teams closely monitor the performance of the portfolio company, generally through frequent contact with management and the receipt of financial and management reports. For the valuation process that is used in the determination of fair value, we assume a reasonable period of time for liquidation of the investment and take into consideration the following: financial condition, the nature of the investment, restrictions on marketability, market conditions, foreign currency exposures and other factors. Throughout this process, we exercise significant judgment and use the best information available as of the measurement date.

Effect on Management Fees

TPG provides investment management services to the funds and other vehicles in exchange for a management fee. Management fees will only be directly affected by short-term changes in market conditions to the extent they are based on net asset value ("NAV") or represent permanent impairments of value. Such management fees will be increased (or reduced) in direct proportion to the effect of changes in the market value of our investments in the related funds. In addition, the terms of the governing agreements with respect to certain of our TPG funds provide that the management fee base will be reduced when the aggregate fair market value of a fund's investments is below its cost. The proportion of our management fees that are based on NAV is dependent on the number and types of investment funds in existence and the current stage of each fund's life cycle.

Effect on Performance Allocations

Performance allocations reflect revenue primarily from performance allocations on our TPG funds. In our discussion of "Key Financial Measures" and "Critical Accounting Policies," we disclose that performance allocations are recognized upon appreciation of the valuation of our TPG funds' investments above certain return hurdles and are based upon the amount that would be due to TPG at each reporting date as if the funds were liquidated at their then-current fair values. Changes in the fair value of the funds' investments may materially impact performance allocations depending upon the respective funds' performance to date as compared to its hurdle rate and the related performance allocation waterfall. An immediate, hypothetical 10% decline in the fair value of investments would result in a decrease of performance allocations totaling $1,137.6 million.

Effect on Investment Income

Investment income is earned from our investments in TPG funds and other investments. We record these investments under the equity method of accounting and recognize our pro rata share of income. Net changes in the fair value of the underlying investments of our TPG funds and other investment's underlying portfolio investments may materiality impact the net gains (losses) from investment activities in our consolidated statement of operations depending upon the respective funds' performance to date as compared to its hurdle rate. An immediate, hypothetical 10% decline in the fair value of investments would result in a decrease of investment income totaling $62.8 million.

Exchange Rate Risk

Our investment funds hold investments that are denominated in non-USD currencies that may be affected by movements in the rate of exchange between the USD and non-USD currencies. Non-USD denominated assets and liabilities are translated at year-end rates of exchange, and the consolidated statements of operations accounts are translated at rates of exchange in effect throughout the year. We estimate that as of December 31, 2022, if the USD strengthened 10% against all foreign currencies, the impact on our consolidated results of operations for the year then ended would be as follows: (a) performance allocations would decrease by $294.9 million and (b) net gains from investments would decrease by $17.9 million. The majority of our TPG funds are USD denominated and have functional currency in the USD. As such, our management fees are not significantly impacted by fluctuations in exchange rates.

Interest Rate Risk

Interest rate risk represents exposure we have to instruments whose values vary with the change in interest rates. These instruments include, but are not limited to, loans, borrowings and derivative instruments. We may seek to mitigate risks associated with the exposures by taking offsetting positions in derivative contracts. We have obligations under our loans that accrue interest at variable rates. Interest rate changes may therefore affect the amount of interest payments, future earnings and cash flows. The loans generally incur interest at SOFR plus an applicable rate. We do not have any interest rate swaps in place for these borrowings. Based on our debt obligations payable as of December 31, 2022, we estimate that interest expense relating to variable-rate debt would increase by approximately $2.0 million on an annual basis in the event interest rates were to have been one percentage point during the period.

Credit Risk

We are party to agreements providing for various financial services and transactions that contain an element of risk in the event that the counterparties are unable to meet the terms of such agreements. In such agreements, we depend on the respective counterparty to make payment or otherwise perform. We generally endeavor to minimize our risk of exposure by limiting the counterparties with which we enter into financial transactions to reputable financial institutions. In other circumstances, availability of financing from financial institutions may be uncertain due to market events, and we may not be able to access these financing markets.

Item 8. Financial Statements

	Page
Report of Independent Registered Public Accounting Firm (PCAOB ID No. 34)	156
Consolidated Statements of Financial Condition as of December 31, 2022 and 2021	158
Consolidated Statements of Operations for the Years Ended December 31, 2022, 2021 and 2020	159
Consolidated Statements of Changes in Equity for the Years Ended December 31, 2022, 2021 and 2020	160
Consolidated Statements of Cash Flows for the Years Ended December 31, 2022, 2021 and 2020	162
Notes to Consolidated Financial Statements	164

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of TPG Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial condition of TPG Inc. (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Fair Value — Underlying Investments Without Readily Determinable Fair Values Used in the Calculation of Performance Allocations — Refer to Notes 2 and 4 of the financial statements

Critical Audit Matter Description

The Company, as a general partner, is entitled to an allocation of income from certain TPG Funds ("TPG Funds"), assuming certain investment returns are achieved, referred to as "Performance Allocations". Performance Allocations are accrued based on cumulative fund performance to date, and after specified investment returns to the TPG Funds' limited partners are achieved. The fair value of the underlying investments held by the TPG Funds is a significant input into this calculation.

As the fair value of underlying investments varies between reporting periods, adjustments are made to amounts recorded as Performance Allocations, which are recorded as revenues, to reflect either (a) positive performance resulting in an increase in the Performance Allocations or (b) negative performance that would cause the amount due to the general partner to be less than the amount previously recognized as revenue, resulting in a negative adjustment to Performance Allocations. In each case, Performance Allocations are calculated on a cumulative basis and cumulative results are compared to amounts previously recorded, with a current period adjustment. Accrued but unpaid Performance Allocations as of the reporting date are reflected in Investments in the consolidated statements of financial condition.

We considered the valuation of investments without readily determinable fair values used in the calculation of Performance Allocations as a critical audit matter because of the valuation techniques, assumptions, and subjectivity of the unobservable inputs used in the valuation. Auditing the fair value of these investments required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists who possess significant investment valuation expertise.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the valuation techniques, assumptions, and unobservable pricing inputs used by management to estimate the fair values of investments with unobservable inputs ("Level III") included the following, among others:

- We involved more senior, more experienced audit team members to perform audit procedures.

- We tested the design and implementation of controls over the determination of the fair value of Level III Investments.

- We utilized our fair value specialists to assist in the evaluation of management's valuation methodologies and valuation assumptions, including the unobservable pricing inputs used to estimate fair value. Our fair value specialist procedures included testing the underlying source information of the assumptions, as well as developing a range of independent estimates and comparing those to the inputs used by management.

- We assessed the consistency by which management applied its valuation process.

- We evaluated management's ability to accurately forecast future revenues and/or operating margins by comparing actual results to management's historical forecasts.

- We evaluated management's ability to accurately estimate the fair value of Level III investments by comparing the previous estimates of fair value to subsequent market transactions.

/s/ DELOITTE & TOUCHE LLP

Fort Worth, Texas

February 24, 2023

We have served as the Company's auditor since 2015.

TPG Inc.
Consolidated Statements of Financial Condition
(dollars in thousands, except share data)

		December 31, 2022		December 31, 2021
Assets				
Cash and cash equivalents	$	1,107,484	$	972,729
Restricted cash [1]		13,166		13,135
Due from affiliates		202,639		185,321
Investments (includes assets pledged of **$475,110** and $492,276 as of December 31, 2022 and December 31, 2021, respectively [1])		5,329,868		6,109,046
Other assets		629,392		657,317
Assets of consolidated TPG Funds and Public SPACs [1]:				
Cash and cash equivalents		5,097		5,371
Assets held in Trust Accounts		653,635		1,000,027
Other assets		457		19,067
Total assets	$	**7,941,738**	$	8,962,013
Liabilities, Redeemable Equity and Equity				
Liabilities				
Accounts payable and accrued expenses	$	98,171	$	134,351
Due to affiliates		139,863		826,999
Secured borrowings, net [1]		245,259		244,950
Senior unsecured term loan		199,307		199,494
Accrued performance allocation compensation		3,269,889		—
Other liabilities		226,090		238,246
Liabilities of consolidated TPG Funds and Public SPACs [1]:				
Derivative liabilities		667		13,048
Deferred underwriting		22,750		35,000
Other liabilities		236		8,484
Total liabilities		**4,202,232**		1,700,572
Commitments and contingencies (Note 18)				
Redeemable equity attributable to consolidated Public SPACs [1]		653,635		1,000,027
Equity				
Class A common stock $0.001 par value, 2,340,000,000 shares authorized (**79,240,058** and 0 shares issued and outstanding as of December 31, 2022 and December 31, 2021, respectively)		79		—
Class B common stock $0.001 par value, 750,000,000 shares authorized (**229,652,641** and 0 shares issued and outstanding as of December 31, 2022 and December 31, 2021, respectively)		230		—
Preferred stock, $0.001 par value, 25,000,000 shares authorized (0 issued and outstanding as of December 31, 2022 and December 31, 2021, respectively)		—		—
Additional paid-in-capital		506,639		—
Retained earnings		2,724		—
Partners' capital controlling interests		—		1,606,593
Other non-controlling interests		2,576,199		4,654,821
Total equity		**3,085,871**		6,261,414
Total liabilities, redeemable equity and equity	$	**7,941,738**	$	8,962,013

_____

[1] The Company's consolidated total assets and liabilities as of December 31, 2022 and December 31, 2021 include assets and liabilities of variable interest entities ("VIEs"). The assets can be used only to satisfy obligations of the VIEs, and the creditors of the VIEs have recourse only to these assets, and not to TPG Inc. These amounts include the assets and liabilities of consolidated Public SPACs, restricted cash, assets pledged of securitization vehicles, secured borrowings of securitization vehicles, and redeemable equity of consolidated Public SPACs. See Notes 2, 11 and 16 to the Consolidated Financial Statements.

See accompanying notes to Consolidated Financial Statements.

TPG Inc.
Consolidated Statements of Operations
(dollars in thousands, except share and per share data)

		Year Ended December 31,	
	2022	**2021**	**2020**
Revenues			
Fees and other	$ 1,246,635	$ 977,904	$ 883,366
Capital allocation-based income	756,252	3,998,483	1,231,472
Total revenues	2,002,887	4,976,387	2,114,838
Expenses			
Compensation and benefits:			
Cash-based compensation and benefits	473,696	579,698	522,715
Equity-based compensation	627,714	—	—
Performance allocation compensation	416,556	—	—
Total compensation and benefits	1,517,966	579,698	522,715
General, administrative and other	368,915	278,590	260,748
Depreciation and amortization	32,990	21,223	7,137
Interest expense	21,612	16,291	18,993
Expenses of consolidated TPG Funds and Public SPACs:			
Interest expense	—	740	722
Other	3,316	20,024	7,241
Total expenses	1,944,799	916,566	817,556
Investment income (loss)			
Income (loss) from investments:			
Net (losses) gains from investment activities	(110,131)	353,219	(5,839)
Gain on deconsolidation	—	—	401,695
Interest, dividends and other	9,168	6,460	8,123
Investment income of consolidated TPG Funds and Public SPACs:			
Net gains (losses) from investment activities	—	23,392	(18,691)
Unrealized gains (losses) on derivative liabilities of Public SPACs	12,382	211,822	(239,269)
Interest, dividends and other	6,741	10,321	5,410
Total investment (loss) income	(81,840)	605,214	151,429
(Loss) income before income taxes	(23,752)	4,665,035	1,448,711
Income tax expense	32,483	9,038	9,779
Net (loss) income	(56,235)	4,655,997	1,438,932
Net (loss) income attributable to redeemable equity in Public SPACs prior to Reorganization and IPO	(517)	155,131	(195,906)
Net income attributable to non-controlling interests in consolidated TPG Funds prior to Reorganization and IPO	—	19,287	(12,380)
Net income attributable to other non-controlling interests prior to Reorganization and IPO	966	2,455,825	719,640
Net income attributable to TPG Group Holdings prior to Reorganization and IPO	5,256	2,025,754	927,578
Net income attributable to redeemable equity in Public SPACs	15,165	—	—
Net loss attributable to non-controlling interests in TPG Operating Group	(180,824)	—	—
Net income attributable to other non-controlling interests	11,293	—	—
Net income attributable to TPG Inc. subsequent to Reorganization and IPO	$ 92,426	$ —	$ —
Net income (loss) per share data:			
Net income (loss) available to Class A common stock per share			
Basic	$ 1.10	$ —	$ —
Diluted	$ (0.19)	$ —	$ —
Weighted-average shares of Class A common stock outstanding			
Basic	79,255,411	—	—
Diluted	308,908,052	—	—

See accompanying notes to Consolidated Financial Statements.

TPG Inc.
Consolidated Statements of Changes in Equity
(dollars in thousands, except share data)

		Shares of TPG Inc.		TPG Inc.							
	Partners' Capital	Class A Common Stock	Class B Common Stock	Class A Common Stock, at par value	Class B Common Stock, at par value	Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total TPG Inc. Equity	Other Non-Controlling Interests	Total Partners' Capital/ Equity
Balance at January 1, 2020	$ 2,017,973	—	—	$ —	$ —	$ —	$ —	$ —	$ —	$ 2,237,921	$ 4,255,894
Net income (loss)	927,578	—	—	—	—	—	—	—	—	707,260	1,634,838
Capital contributions	7,824	—	—	—	—	—	—	—	—	21,155	28,979
Capital distributions	(403,849)	—	—	—	—	—	—	—	—	(377,630)	(781,479)
Change in receivable from sale of non-controlling interests in consolidated entities	9,145	—	—	—	—	—	—	—	—	1,688	10,833
Deconsolidation of previously consolidated entities	—	—	—	—	—	—	—	—	—	(163,744)	(163,744)
Change in redemption value of redeemable non-controlling interest	(97,803)	—	—	—	—	—	—	—	—	(166,816)	(264,619)
Balance at December 31, 2020	$ 2,460,868	—	—	$ —	$ —	$ —	$ —	$ —	$ —	$ 2,259,834	$ 4,720,702

		Shares of TPG Inc.		TPG Inc.							
	Partners' Capital	Class A Common Stock	Class B Common Stock	Class A Common Stock, at par value	Class B Common Stock, at par value	Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total TPG Inc. Equity	Other Non-Controlling Interests	Total Partners' Capital/ Equity
Balance at January 1, 2021	$ 2,460,868	—	—	$ —	$ —	$ —	$ —	$ —	$ —	$ 2,259,834	$ 4,720,702
Net income	2,025,754	—	—	—	—	—	—	—	—	2,475,112	4,500,866
Capital contributions	—	—	—	—	—	—	—	—	—	29,776	29,776
Capital distributions	(1,230,510)	—	—	—		—	—	—	—	(1,219,184)	(2,449,694)
Deconsolidation of previously consolidated entities	36,386	—	—	—	—	—	—	—	—	61,151	97,537
Change in redemption value of redeemable non-controlling interest	35,157	—	—	—	—	—	—	—	—	53,292	88,449
Acquisition of NewQuest	—	—	—	—	—	—	—	—	—	301,189	301,189
Reorganization	(1,721,062)	—	—	—	—	—	—	—	—	693,651	(1,027,411)
Balance at December 31, 2021	$ 1,606,593	—	—	$ —	$ —	$ —	$ —	$ —	$ —	$ 4,654,821	$ 6,261,414

See accompanying notes to Consolidated Financial Statements.

TPG Inc.
Consolidated Statements of Changes in Equity
(dollars in thousands, except share data)

		Shares of TPG Inc.		TPG Inc.							
	Partners' Capital	Class A Common Stock	Class B Common Stock	Class A Common Stock, at par value	Class B Common Stock, at par value	Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total TPG Inc. Equity	Other Non-Controlling Interests	Total Partners' Capital/ Equity
Balance at January 1, 2022	$ 1,606,593	—	—	$ —	$ —	$ —	$ —	$ —	$ —	$ 4,654,821	$ 6,261,414
Net income prior to Reorganization and IPO	5,256	—	—	—	—	—	—	—	—	966	6,222
Change in redemption value of redeemable non-controlling interest prior to Reorganization and IPO	(110)	—	—	—	—	—	—	—	—	(407)	(517)
Effect of Reorganization and purchase of units in the Partnership	(1,611,739)	48,984,961	229,652,641	49	230	271,780	(27)	—	272,032	1,341,603	1,896
Issuance of common stock in IPO, net of underwriting discount and issuance costs	—	28,310,194	—	28	—	784,611	—	—	784,639	(25,426)	759,213
Purchase of Partnership Interests with IPO proceeds	—	—	—	—	—	—	—	—	—	(379,597)	(379,597)
Issuance of common stock from Underwriters' exercise of over-allotment option, net of underwriting discount and issuance costs	—	1,775,410	—	2	—	49,754	—	—	49,756	—	49,756
Equity reallocation between controlling and non-controlling interests prior to Reorganization and IPO	—	—	—	—	—	(654,129)	—	—	(654,129)	654,129	—
Acquisition of NewQuest	—	—	—	—	—	33,584	—	—	33,584	(33,584)	—
Deferred tax effect resulting from purchase of Class A Units, net of amounts payable under Tax Receivable Agreement	—	—	—	—	—	(13,232)	—	—	(13,232)	—	(13,232)
Liability-based performance allocation compensation	—	—	—	—	—	—	—	—	—	(3,525,767)	(3,525,767)
Net income (loss) subsequent to Reorganization and IPO	—	—	—	—	—	—	92,426	—	92,426	(169,531)	(77,105)
Shares issued for equity-based awards	—	169,493	—	0	—	1,088	—	—	1,088	(901)	187
Equity-based compensation subsequent to Reorganization and IPO	—	—	—	—	—	31,841	—	—	31,841	602,647	634,488
Capital contributions subsequent to Reorganization and IPO	—	—	—	—	—	—	—	—	—	13,039	13,039
Dividends/Distributions	—	—	—	—	—	—	(89,675)	—	(89,675)	(576,955)	(666,630)
Change in redemption value of redeemable non-controlling interest subsequent to Reorganization and IPO	—	—	—	—	—	1,342	—	—	1,342	21,162	22,504
Balance at December 31, 2022	$ —	79,240,058	229,652,641	$ 79	$ 230	$ 506,639	$ 2,724	$ —	$ 509,672	$ 2,576,199	$ 3,085,871

See accompanying notes to Consolidated Financial Statements.

TPG Inc.
Consolidated Statements of Cash Flows
(dollars in thousands)

	Year Ended December 31,		
	2022	2021	2020
Operating activities:			
Net (loss) income	$ (56,235)	$ 4,655,997	$ 1,438,932
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Equity-based compensation	627,714	—	—
Performance allocation compensation	416,556	—	—
Loss (gain) from investment activities	110,131	(353,219)	5,839
Gain on deconsolidation	—	—	(401,695)
Capital allocation-based income	(756,252)	(3,998,483)	(1,231,472)
Other non-cash activities	29,939	45,729	31,254
Net (gains) losses from investment activities of consolidated TPG Funds and Public SPACs	(12,382)	(235,214)	257,960
Changes in operating assets and liabilities:			
Purchases of investments	(109,093)	(173,885)	(84,148)
Proceeds from investments	1,567,684	2,179,064	754,912
Change in consolidation and other	—	—	(10,976)
Due from affiliates	(42,378)	(42,826)	12,333
Other assets	(35,893)	(22,586)	187
Accounts payable and accrued expenses	(14,235)	51,148	42,124
Due to affiliates	(12,528)	11,129	3,885
Accrued performance allocation compensation	(672,375)	—	—
Other liabilities	(22,515)	(26,931)	54,634
Changes related to consolidated TPG Funds and Public SPACs:			
Purchases of investments	—	(216,657)	(327,005)
Proceeds from investments	—	218,695	297,696
Cash and cash equivalents	274	5,839	31,584
Assets held in Trust Accounts	346,392	(630,281)	(800,011)
Other assets	18,611	(12,583)	13,193
Other liabilities	(7,537)	19,884	6,167
Net cash provided by operating activities	**1,375,878**	**1,474,820**	**95,393**
Investing activities:			
Repayments of notes receivable from affiliates	14,937	23,282	9,536
Advances on notes receivable from affiliates	(15,500)	(9,053)	(2,084)
Purchases of fixed assets	(2,449)	(1,791)	(8,327)
Acquisition of NewQuest	—	24,817	—
Transfers related to Reorganization Activities (see Note 1)	—	(75,000)	—
Deconsolidation of previously consolidated vehicles (see Note 4)	—	—	(107,221)
Net cash used in investing activities	**(3,012)**	**(37,745)**	**(108,096)**
Financing activities:			
Proceeds from issuance of common stock in IPO, net of underwriting and issuance costs	770,865	—	—
Proceeds from issuance of common stock from underwriters' exercise of over-allotment option, net of underwriting and issuance costs	49,756	—	—
Purchase of partnership interests with IPO proceeds	(379,597)	—	—
Reorganization activities	2,124	—	—
Proceeds from senior unsecured term loan	—	200,000	—
Borrowings on revolving credit facility to affiliate	—	—	150,000
Repayments of revolving credit facility to affiliate	—	(50,000)	(100,000)
Proceeds from subordinated credit facility	30,000	—	55,000
Repayments of subordinated credit facility	(30,000)	—	(55,000)
Proceeds from sale of non-controlling interests	—	—	10,833

See accompanying notes to Consolidated Financial Statements.

	Year Ended December 31,		
	2022	2021	2020
Debt issuance costs	—	(520)	—
Contributions from holders of other non-controlling interests	**7,822**	4,636	7,884
Distributions to holders of other non-controlling interests prior to Reorganization and IPO	**(318,942)**	(1,009,242)	(310,159)
Contributions from partners prior to Reorganization and IPO	—	—	7,824
Dividends/Distributions	**(662,812)**	—	—
Distributions to partners prior to Reorganization and IPO	**(355,282)**	(1,066,680)	(298,584)
Changes related to TPG Funds and Public SPACs:			
Proceeds from SPAC IPOs	—	935,000	800,000
Payments of underwriting and offering costs	—	(18,700)	(16,702)
Redemption of redeemable equity	**(352,014)**	(304,760)	—
Contributions from holders of non-controlling interests	—	540	13,271
Distributions to holders of non-controlling interests	—	(12,840)	(14,038)
Net cash (used in) provided by financing activities	**(1,238,080)**	(1,322,566)	250,329
Net change in cash, cash equivalents and restricted cash	**$ 134,786**	$ 114,509	$ 237,626
Cash, cash equivalents and restricted cash, beginning of period	**985,864**	871,355	633,729
Cash, cash equivalents and restricted cash, end of period	**$ 1,120,650**	$ 985,864	$ 871,355
Supplemental disclosures of other cash flow information (a):			
Cash paid for income taxes	**$ 48,327**	$ 8,548	$ 6,790
Cash paid for interest	**18,352**	15,728	14,857
Supplemental disclosures of non-cash operating activities:			
Conversion from notes receivable from affiliate to equity method investments	—	—	(8,380)
Investment in equity method investments	—	(3,138)	—
In-kind proceeds from investments	—	36,334	89,834
Proceeds receivable on sale of investments	**(6,244)**	(31,104)	(7,750)
Increase in due from affiliates	—	(3,045)	—
Supplemental disclosures of non-cash investing and financing activities:			
Reorganization	—	(952,411)	—
NewQuest contingent consideration	—	8,400	—
Equity interests transferred for NewQuest acquisition	—	24,600	—
Deferred underwriting related to Public SPACs	**12,250**	(35,441)	(28,000)
Distributions in-kind to partners	—	—	(57,281)
Distributions in-kind to holders of other non-controlling interests	—	(33,197)	(32,553)
Distributions payable to partners	—	352,722	191,452
Distributions payable to holders of other non-controlling interests	**3,964**	355,282	186,781
Distributions payable to holders of non-controlling interests in consolidated funds	—	—	2,028
Repayments of notes receivable to affiliates	—	3,045	—
Reconciliation of cash, cash equivalents and restricted cash, end of period:			
Cash and cash equivalents	**$ 1,107,484**	$ 972,729	$ 858,220
Restricted cash	**13,166**	13,135	13,135
Cash, cash equivalents and restricted cash, end of period	**$ 1,120,650**	$ 985,864	$ 871,355

1.   Organization

TPG Inc., along with its consolidated subsidiaries (collectively "TPG," or the "Company") is a leading global alternative asset manager on behalf of third-party investors under the "TPG" brand name. TPG Inc. includes the consolidated accounts of management companies, general partners of pooled investment entities and Special Purpose Acquisition Companies ("Public SPACs" and/or "SPACs"), which are held in one of three holding companies (TPG Operating Group I, L.P., TPG Operating Group II, L.P. and TPG Operating Group III, L.P.) (collectively the "TPG Operating Group").

Reorganization and IPO

The owners of TPG Group Holdings and the TPG Operating Group completed a series of actions on January 12, 2022 as part of a corporate reorganization (the "Reorganization"), in conjunction with an initial public offering ("IPO") that was completed on January 18, 2022. TPG Partners, LLC was created on August 4, 2021 to effectuate the IPO and acquire Common Units of the TPG Operating Group on behalf of public investors. TPG Partners, LLC was designed as a holding company, and its only business was to act as the owner of the entities serving as the general partner of the TPG Operating Group partnerships. The TPG Operating Group (and the entities through which its direct and indirect partners held their interests) was restructured and recapitalized. On December 31, 2021, the TPG Operating Group transferred certain assets to Tarrant Remain Co I, L.P., Tarrant Remain Co II, L.P., Tarrant Remain Co III, L.P., and Tarrant Remain Co GP, LLC, a Delaware limited liability company serving as their general partner (collectively "RemainCo") and distributed the interests in RemainCo to the owners of the TPG Operating Group. Following the transfer of certain assets, the Company deconsolidated certain TPG Funds ("TPG Funds") as of December 31, 2021 as the Company is no longer their primary beneficiary.

The following table summarizes the impact of the deconsolidation of the TPG Funds, which resulted from the transfer of economic entitlements to RemainCo related to the TPG Funds we previously consolidated, on the Consolidated Statement of Financial Condition as of December 31, 2021 (in thousands):

	Balances prior to Reorganization		Impact of Reorganization		December 31, 2021	
Assets of consolidated TPG Funds:						
Cash and cash equivalents	$	972	$	(972)	$	—
Investments		254,453		(254,453)		—
Due from affiliates		1,862		(1,862)		—
Due from counterparty		97,768		(97,768)		—
Other assets		486		(486)		—
Total assets	$	355,541	$	(355,541)	$	—
Liabilities and Partners' Capital						
Liabilities of consolidated TPG Funds:						
Accounts payable and accrued expenses	$	1,183	$	(1,183)	$	—
Securities sold, not yet purchased		63,350		(63,350)		—
Due to affiliates		524		(524)		—
Due to counterparty		8,920		(8,920)		—
Other liabilities		2,524		(2,524)		—
Total liabilities		76,501		(76,501)		—
Partners' capital controlling interests		65,481		(65,481)		—
Non-controlling interests in consolidated TPG Funds		213,559		(213,559)		—
Total partners' capital		279,040		(279,040)		—
Total liabilities and partners' capital	$	355,541	$	(355,541)	$	—

On January 12, 2022, the following steps were completed:

- TPG Group Holdings, the TPG Operating Group, and TPG Partners, LLC completed the remaining steps of the planned Reorganization. The TPG Operating Group created Common Units and issued them to the Company and the other non-controlling interest holders of the TPG Operating Group. Immediately following the Reorganization, the TPG Operating Group and its subsidiaries were controlled by the same parties and as such, the Reorganization is a transfer of interests under common control. Accordingly, the Company will carry forward the existing value of the members' interests in the assets and liabilities in these Consolidated Financial Statements prior to the IPO into the financial statements following the IPO.

- TPG Partners, LLC changed its name to TPG Inc. and converted to a corporation.

- TPG Inc. offered 33,900,000 shares of Class A common stock at a price of $29.50 per share, including 5,589,806 shares sold by a non-controlling interest holder of the TPG Operating Group, in the IPO. Additionally, certain Pre-IPO Investors exchanged their interests in the TPG Operating Group for interests in TPG Inc. totaling 35,136,254 Class A voting and 8,258,901 Class A non-voting common stock. The IPO closed on January 18, 2022, and TPG Inc. received proceeds totaling $770.9 million, net of $41.8 million in underwriting discounts and commissions, as well as $22.5 million of issuance costs. Proceeds of $379.6 million were used to repurchase Common Units of the TPG Operating Group from certain existing non-controlling interest holders, acquire newly issued Common Units of the TPG Operating Group and the remaining net proceeds are available for general corporate purposes. As a result of the Reorganization and IPO, TPG Inc. only holds Common Units of the TPG Operating Group.

On February 9, 2022, the Company and the selling stockholder sold an additional 1,775,410 and 1,614,590 Class A common stock, respectively, at the initial public offering price pursuant to the underwriters' exercise of their option to purchase additional shares. TPG Inc. received additional net proceeds totaling approximately $49.8 million. The underwriters' exercise of their option in addition to the IPO related transactions resulted in a total of 70,811,664 and 8,258,901 of Class A voting and Class A non-voting common stock outstanding, respectively. TPG Inc.'s ownership of the TPG Operating Group totaled approximately 26% on December 31, 2022.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements (the "Consolidated Financial Statements") have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and reflect all adjustments, consisting only of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the Company's Consolidated Financial Statements. All dollar amounts are stated in thousands unless otherwise indicated. All intercompany transactions and balances have been eliminated. Certain comparative amounts for the prior fiscal period have been reclassified to conform to the financial statement presentation as of and for the period ended December 31, 2022.

The Consolidated Financial Statements include the accounts of TPG Inc., TPG Operating Group (formerly known as "the Holdings Companies") and their consolidated subsidiaries, TPG's management companies, the general partners of TPG funds and entities that meet the definition of a variable interest entity ("VIE") for which the Company is considered the primary beneficiary.

The prior period financial statements present the consolidated accounts of TPG Group Holdings, which is considered the predecessor for accounting purposes. Following the completion of our IPO, TPG Inc. is the successor for accounting purposes.

Prior to the Reorganization and IPO, the Company's predecessor consolidated certain TPG Funds and Public SPACs (herein referred to as "consolidated TPG Funds and Public SPACs") pursuant to U.S. GAAP, as the Company's predecessor was considered the primary beneficiary. Following the Reorganization and IPO, the Company no longer has a controlling financial interest in certain TPG Funds and continues to have a controlling financial interest in Public SPACs. Public SPACs are consolidated pursuant to U.S. GAAP. Consequently, the accompanying Consolidated Financial

Statements include the assets, liabilities, revenues, expenses and cash flows of such certain consolidated Public SPACs. The ownership interest in certain TPG Funds held by entities or persons outside of TPG are reflected as other non-controlling interests in the accompanying Consolidated Financial Statements for fiscal years beginning prior to January 1, 2022. All of the management fees, performance allocations (as defined herein) and other amounts earned from the consolidated TPG Funds and Public SPACs are eliminated in consolidation. In addition, the equivalent expense amounts recorded by the consolidated TPG Funds and Public SPACs are also eliminated, with such reduction of expenses allocated to controlling interest holders. Accordingly, the consolidation of these entities has no net effect on net income attributable to TPG Inc., its predecessor, or net income attributable to other non-controlling interests. TPG Funds' investments (the "Portfolio Companies") are considered affiliates due to the nature of the Company's ownership interests.

Use of Estimates

The preparation of the Consolidated Financial Statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements, and the reported amounts of revenues, expenses, and investment income during the reporting periods. Actual results could differ from those estimates and such differences could be material to the Consolidated Financial Statements.

Principles of Consolidation

The types of entities TPG assesses for consolidation include subsidiaries, management companies, broker-dealers, general partners of investment funds, investment funds, SPACs and other entities. Each of these entities is assessed for consolidation on a case by case basis depending on the specific facts and circumstances surrounding that entity.

TPG first considers whether an entity is considered a VIE and therefore whether to apply the consolidation guidance under the VIE model. Entities that do not qualify as VIEs are assessed for consolidation as voting interest entities ("VOE") under the voting interest model.

An entity is considered to be a VIE if any of the following conditions exist: (i) the equity investment at risk is not sufficient to finance the activities of the entity without additional subordinated financial support, (ii) as a group, the holders of the equity investment at risk lack the power to direct the activities that most significantly impact the entity's economic performance or the obligation to absorb the expected losses or right to receive the expected residual returns, and (iii) the voting rights of some holders of the equity investment at risk are disproportionate to their obligation to absorb losses or right to receive returns, and substantially all of the activities are conducted on behalf of the holder of equity investment at risk with disproportionately few voting rights. For limited partnerships, partners lack power if neither (i) a simple majority or lower threshold (including a single limited partner) with equity at risk is able to exercise substantive kick-out rights through voting interests over the general partner, nor (ii) limited partners with equity at risk are able to exercise substantive participating rights over the general partners.

TPG consolidates all VIEs in which it is the primary beneficiary. An entity is determined to be the primary beneficiary if it holds a controlling financial interest in a VIE. A controlling financial interest is defined as (i) the power to direct the activities of a VIE that most significantly impact the VIE's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The consolidation guidance requires an analysis to determine (i) whether an entity in which TPG holds a variable interest is a VIE and (ii) whether TPG's involvement, through holding interest directly or indirectly in the entity or contractually through other variable interests, would give it a controlling financial interest. Performance of that analysis requires judgment. The analysis can generally be performed qualitatively; however, if it is not readily apparent that TPG is not the primary beneficiary, a quantitative analysis may also be performed. TPG factors in all economic interests including interests held through related parties, to determine if it holds a variable interest. Fees earned by TPG that are customary and commensurate with the level of effort required for the services provided, and where TPG does not hold other economic interests in the entity that would absorb more than an insignificant amount of the expected losses or returns of the entity, would not be considered variable interests. TPG determines whether it is the primary beneficiary of a VIE at the time it becomes involved with a VIE and continuously reconsiders that conclusion when facts and circumstances change.

Entities that are determined not to be VIEs are generally considered to be VOEs and are evaluated under the voting interest model. TPG consolidates VOEs that it controls through a majority voting interest or through other means.

The TPG Funds do not consolidate wholly-owned, majority-owned or controlled investments in Portfolio Companies, nor do the TPG Funds account for investments in Portfolio Companies over which they exert significant influence under the equity method of accounting. Rather, these investments are carried at fair value as described below in the section entitled Fair Value Measurement. As of December 31, 2021, the Company no longer consolidates such TPG Funds (see Note 1 to the Consolidated Financial Statements).

Investments

Investments consist of investments in private equity funds, real estate funds, hedge funds and credit funds, including our share of any performance allocations and equity method and other proprietary investments. Investments denominated in currencies other than the U.S. dollar are valued based on the spot rate of the respective currency at the end of the reporting period with changes related to exchange rate movements reflected in the Consolidated Statements of Operations.

Equity Method – Performance Allocations and Capital Interests

Investments in which the Company is deemed to have significant influence, but not control, are accounted for using the equity method of accounting except in cases where the fair value option has been elected. The Company as general partner has significant influence over the TPG Funds in which it invests but does not consolidate. The Company uses the equity method of accounting for these interests whereby it records both its proportionate and disproportionate allocation of the underlying profits or losses of these entities in revenues in the accompanying Consolidated Financial Statements. The carrying amounts of equity method investments are included in investments in the Consolidated Financial Statements. The Company evaluates its equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amounts of such investments may not be recoverable. The difference between the carrying value and its estimated fair value is recognized as an impairment when the loss is deemed other than temporary.

The TPG Funds are considered investment companies under Accounting Standards Codification ("ASC") Topic 946, *Financial Services – Investment Companies* ("ASC 946"). The Company, along with the TPG Funds, applies the specialized accounting promulgated in ASC 946 and, as such, neither the Company nor the TPG Funds consolidate wholly-owned, majority-owned and/or controlled Portfolio Companies. The TPG Funds record all investments in the Portfolio Companies at fair value. Investments in publicly traded securities are generally valued at quoted market prices based upon the last sales price on the measurement date. Discounts are applied, where appropriate, to reflect restrictions on the marketability of the investment.

When observable prices are not available for investments, the general partners use the market and income approaches to determine fair value. The market approach consists of utilizing observable market data, such as current trading or acquisition multiples of comparable companies, and applying it to key financial metrics, such as earnings before interest, depreciation and taxes, of the Portfolio Company. The comparability of the identified set of comparable companies to the Portfolio Company, among other factors, is considered in the application of the market approach.

The general partners, depending on the type of investment or stage of the Portfolio Company's lifecycle, may also utilize a discounted cash flow analysis, an income approach, in combination with the market approach in determining fair value of investments. The income approach involves discounting projected cash flows of the Portfolio Company at a rate commensurate with the level of risk associated with those cash flows. In accordance with ASC Topic 820, *Fair Value Measurement* ("ASC 820") market participant assumptions are used in the determination of the discount rate.

In applying valuation techniques used in the determination of fair value, the general partners assume a reasonable period of time for liquidation of the investment and take into consideration the financial condition and operating results of the underlying Portfolio Company, the nature of the investment, restrictions on marketability, market conditions, foreign currency exposures and other factors. In determining the fair value of investments, the general partners exercise significant judgment and use the best information available as of the measurement date. Due to the inherent uncertainty of valuations, the fair values reflected in the accompanying Consolidated Financial Statements may differ materially from values that would have been used had a readily available market existed for such investments and may differ materially from the values that may ultimately be realized.

Equity Method Investments – Other

The Company holds non-controlling, limited partnership interests in certain other partnerships in which it has significant influence over their operations. The Company uses the equity method of accounting for these interests whereby it records its proportionate share of the underlying income or losses of these entities in net gains (losses) from investment activities in the accompanying Consolidated Financial Statements. The carrying amounts of equity method investments are included in investments in the Consolidated Financial Statements. The Company evaluates its equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amounts of such investments may not be recoverable. The difference between the carrying value and its estimated fair value is recognized as an impairment when the loss is deemed other than temporary and recorded in net gains (losses) from investment activities within the Consolidated Financial Statements.

Equity Method – Fair Value Option

The Company elects the fair value option for certain investments that would otherwise be accounted for using the equity method of accounting. Such election is irrevocable and is applied on an investment-by-investment basis at initial recognition. The fair value of such investments is based on quoted prices in an active market. Changes in the fair value of these equity method investments are recognized in net gains (losses) from investment activities in the Consolidated Financial Statements.

Equity Investments

The Company holds non-controlling ownership interests in which it does not have significant influence over their operations. The Company records such investments at fair value when there is a readily determinable fair value. For certain nonpublic partnerships without readily determinable fair values, the Company has elected to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Impairment is evaluated when significant changes occur that may impact the investee in an adverse manner. Impairment, if any, is recognized in net gains (losses) from investment activities in the Consolidated Financial Statements.

Non-Controlling Interests

Non-controlling interests consists of ownership interests held by third-party investors in certain entities that are consolidated, but not 100% owned. The aggregate of the income or loss and corresponding equity that is not owned by the Company is included in non-controlling interests in the Consolidated Financial Statements. Allocation of income to non-controlling interest holders is based on the respective entities' governing documents.

Revenues

Revenues consisted of the following (in thousands):

	Year Ended December 31,		
	2022	2021	2020
Management fees	$ **931,291**	$ 731,974	$ 699,492
Fee credits	**(11,461)**	(13,630)	(20,012)
Monitoring fees	**14,330**	14,324	19,837
Transaction fees	**97,909**	90,606	44,528
Incentive fees	**5,183**	—	9,521
Expense reimbursements and other	**209,383**	154,630	130,000
Total fees and other	**1,246,635**	977,904	883,366
Performance allocations	**720,106**	3,792,861	1,203,520
Capital interests	**36,146**	205,622	27,952
Total capital allocation-based income	**756,252**	3,998,483	1,231,472
Total revenues	$ **2,002,887**	$ 4,976,387	$ 2,114,838

Fees and Other

Fees and other are accounted for as contracts with customers under ASC Topic 606, *Revenue from Contracts with Customers* ("ASC 606"). The guidance for contracts with customers provides a five-step framework that requires the Company to (i) identify the contract with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when the Company satisfies its performance obligations. In determining the transaction price, the Company includes variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Revenue Streams	Customer	Performance Obligations satisfied over time or point in time[a]	Variable or Fixed Consideration	Revenue Recognition	Classification of Uncollected Amounts [b]
Management Fees	TPG Funds, limited partners and other vehicles	Asset management services are satisfied over time (daily) because the customer receives and consumes the benefits of the advisory services daily	Consideration is variable since over time the management fee varies based on fluctuations in the basis of the calculation of the fee	Management fees are recognized each reporting period based on the value provided to the customer for that reporting period	Due from affiliates – unconsolidated VIEs
Monitoring Fees	Portfolio companies	In connection with the investment advisory services provided, the Company earns monitoring fees for providing oversight and advisory services to certain portfolio companies over time	Consideration is variable when based on fluctuations in the basis of the calculation of the fee\n\nConsideration is fixed when based on a fixed agreed-upon amount	Monitoring fees are recognized each reporting period based on the value provided to the customer for that reporting period	Due from affiliates – portfolio companies
Transaction Fees	Portfolio companies, third-parties and other vehicles	The company provides advisory services, debt and equity arrangements, and underwriting and placement services for a fee at a point in time	Consideration is fixed and is based on a point in time	Transaction fees are recognized on or shortly after the transaction is completed	Due from affiliates – portfolio companies\n\nOther assets - other
Incentive Fees	TPG Funds and other vehicles	Investment management services performed over a period of time that result in achievement of minimum investment return levels	Consideration is variable since incentive fees are contingent upon the TPG Fund or vehicles achieving more than the stipulated investment threshold return	Incentive fees are recognized at the end of the performance measurement period if the investment performance is achieved	Due from affiliates – unconsolidated VIEs
Expense Reimbursements and other	TPG Funds, portfolio companies and third-parties	Expense reimbursements incurred at a point in time relate to providing investment, management and monitoring services. Other revenue is performed over time.	Expense reimbursements and other are fixed consideration	Expense reimbursements and other are recognized as the expenses are incurred or services are rendered	Due from affiliates – portfolio companies and unconsolidated VIEs\n\nOther assets – other

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(a)   There were no significant judgments made in evaluating when a customer obtains control of the promised service for performance obligations satisfied at a point in time.

(b)   See Note 15 to the Consolidated Financial Statements for amounts classified in due from affiliates.

Management Fees

The Company provides investment management services to the TPG Funds, limited partners and other vehicles in exchange for a management fee. Management fees are determined quarterly based on an annual rate and are generally based upon a percentage of the capital committed or capital invested during the investment period. Thereafter, management fees are generally based on a percentage of actively invested capital or as otherwise defined in the respective management agreements. Since some of the factors that cause management fees to fluctuate are outside of the Company's control, management fees are considered constrained and are not included in the transaction price until the uncertainty relating to the constraint is subsequently resolved. After the contract is established, management does not make any significant judgments in determining the transaction price.

Management fees earned generally range from 0.50% to 2.00% of committed capital during the commitment period and from 0.25% to 2.00% of actively invested capital after the commitment period or at an annual rate of fund gross assets, as defined in the respective partnership agreements of the TPG Funds. Management fees charged to consolidated TPG Funds and SPACs are eliminated in consolidation.

Monitoring Fees

The Company provides monitoring services to certain Portfolio Companies in exchange for a fee, which is recognized over time as services are rendered. After the monitoring contract is established, there are no significant judgments made in determining the transaction price.

Transaction Fees

The Company provides capital structuring and other advice to Portfolio Companies, third parties and other vehicles generally in connection with debt and equity arrangements, as well as underwriting and placement services for a fee at a point in time when the underlying advisory services rendered are complete. Transaction fees are separately negotiated for each transaction and are generally based on the underlying transaction value. After the contract is established, management makes no significant judgements when determining the transaction price.

Fee Credits

Under the terms of the management agreements with certain TPG Funds, the Company is required to reduce management fees payable by funds by an agreed upon percentage of certain fees, including monitoring and transaction fees earned from Portfolio Companies ("Fee Credits"). Investment funds receive the benefit of Fee Credits only with respect to monitoring and transaction fees that are allocable to the fund's investment in the Portfolio Company and not, for example, any fees allocable to capital invested through co-investment vehicles. Fee Credits are calculated after deducting certain costs incurred in connection with reimbursements of specialized operational services associated with providing specialized operations and consulting services to the funds and Portfolio Companies. Fee Credits are recognized by investment funds concurrently with the recognition of monitoring fees and transaction fees. Since Fee Credits are payable to investment funds, amounts of Fee Credits are generally applied as a reduction of the management fee that is otherwise billed to the investment fund. Fee Credits are recorded as a reduction of revenues in the Consolidated Statement of Operations. Fee Credits payable to investment funds are recorded in due to affiliates in the Consolidated Financial Statements. See Note 15 to the Consolidated Financial Statements.

Incentive Fees

The Company provides investment management services to certain TPG funds and other vehicles in exchange for a management fee as discussed above and, in some cases, an incentive fee when the Company is not entitled to performance allocations, as further discussed below. Incentive fees are considered variable consideration as these fees are subject to reversal, and therefore the recognition of such fees is deferred until the end of the measurement period when the performance-based incentive fees become fixed and determinable. After the contract is established, there are no significant judgments made when determining the transaction price.

Expense Reimbursements and Other

In providing investment management and advisory services to TPG funds and monitoring services to the Portfolio Companies, TPG routinely contracts for services from third parties. In situations where the Company is viewed, for accounting purposes only, as having incurred these third-party costs on behalf of the TPG funds or Portfolio Companies, the cost of such services is presented net as a reduction of the Company's revenues. In all other situations, the expenses and related reimbursements associated with these services are presented on a gross basis, which are classified as part of the Company's expenses, and reimbursements of such costs are classified as expense reimbursements within revenues in the Consolidated Financial Statements. After the contract is established, there are no significant judgments made when determining the transaction price.

Capital Allocation-Based Income (Loss)

Capital allocation-based income (loss) is earned from the TPG Funds when the Company has a general partner's capital interest and is entitled to a disproportionate allocation of investment income (referred to hereafter as "performance allocations"). The Company records capital allocation-based income (loss) under the equity method of accounting assuming the fund was liquidated as of each reporting date pursuant to each TPG Fund's governing agreements. Accordingly, these general partner interests are accounted for outside of the scope of ASC 606.

Other arrangements surrounding contractual incentive fees through an advisory contract are separate and distinct and accounted for in accordance with ASC 606. In these incentive fee arrangements, the Company's economics in the entity do not involve an allocation of capital. See discussion above regarding "Incentive Fees".

Performance allocations are allocated to the general partners based on cumulative fund performance as of each reporting date, and after specified investment returns to the funds' limited partners are achieved. At the end of each reporting period, the TPG Funds calculate and allocate the performance allocations that would then be due to the general partner for each TPG Fund, pursuant to the TPG Fund governing agreements, as if the fair value of the underlying investments were realized as of such date, irrespective of whether such amounts have been realized. As the fair value of underlying investments (and the investment returns to the funds' limited partners) varies between reporting periods, it is necessary to make adjustments to amounts recorded as performance allocations to reflect either (i) positive performance resulting in an increase in the performance allocations allocated to the general partner or (ii) negative performance that would cause the amount due to the general partner to be less than the amount previously recognized, resulting in a negative adjustment to performance allocations allocated to the general partner. In each case, performance allocations are calculated on a cumulative basis and cumulative results are compared to amounts previously recorded with a current period adjustment, positive or negative, recorded.

The Company ceases to record negative performance allocations once previously recognized performance allocations for a TPG Fund have been fully reversed, including realized performance allocations. The general partner is not obligated to make payments for guaranteed returns or hurdles of a fund and, therefore, cannot have negative performance allocations over the life of a fund. Accrued but unpaid performance allocations as of the reporting date are reflected in investments in the Company's Consolidated Financial Statements. Performance allocations received by the general partners of the respective TPG Funds are subject to clawback to the extent the performance allocations received by the general partner exceed the amount the general partner is ultimately entitled to receive based on cumulative fund results. Generally, the actual clawback liability does not become due until eighteen months after the realized loss is incurred; however, individual fund terms vary. For disclosures at December 31, 2022 related to clawback, see Note 18 to the Consolidated Financial Statements. Revenue related to performance allocations for consolidated TPG Funds is eliminated in consolidation.

The Company earns management fees, incentive fees and capital allocation-based income (loss) from investment funds and other vehicles whose primary focus is making investments in specified geographical locations and earns transaction and monitoring fees from portfolio companies located in varying geographies. For the years ended December 31, 2022, 2021 and 2020, over 10% of consolidated revenues were generated in the United States. For the year ended December 31, 2022, 87%, 5% and 8% of consolidated revenues were generated in the Americas, Europe/Middle East and Asia-Pacific, respectively. For the year ended December 31, 2021, 66%, 6% and 28% of consolidated revenues were generated in the Americas, Europe/Middle East and Asia-Pacific, respectively. For the year ended December 31, 2020, 77%, 4% and 19% of consolidated revenues were generated in the Americas, Europe/Middle East and Asia-Pacific, respectively. The determination of the geographic region was based on the geographic focus of the associated investment vehicle or where the portfolio company is headquartered.

Investment Income

Income from equity method investments

The carrying value of equity method investments in proprietary investments where the Company exerts significant influence is generally determined based on the amounts invested, adjusted for the equity in earnings or losses of the investee allocated based on the Company's ownership percentage, less distributions and any impairment. The Company records its proportionate share of investee's equity in earnings or losses based on the most recently available financial information, which in certain cases may lag the date of TPG's financial statements by up to three calendar months. Income from equity method investments is recorded in net gains (losses) from investment activities on the Consolidated Statements of Operations.

Income from equity method investments for which the fair value option was elected

Income from equity method investments for which the fair value option was elected includes realized gains and losses from the sale of investments, and unrealized gains and losses from changes in the fair value during the period as a result of quoted prices in an active market. Discounts are applied, where appropriate, to reflect restrictions on the marketability of the investment. Income from equity method investments for which the fair value option was elected is recorded in net gains (losses) from investment activities on the Consolidated Statements of Operations.

Income from equity investments

Income from equity investments, which represent investments held through equity securities of an investee that the Company does not hold significant influence over, includes realized gains from the sale of investments and unrealized gains and losses result from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Income from equity investments is recorded in net gains (losses) from investment activities on the Consolidated Statements of Operations.

Net gains (losses) from investment activities of consolidated TPG Funds and Public SPACs

Net gains (losses) from investment activities includes realized gains and losses from the sale of equity, securities sold and not yet purchased, debt and derivative instruments other than warrants and forward purchase agreements ("FPAs"), and unrealized gains and losses from changes in the fair value of such instruments. Realized gains and losses are recognized on the date the transaction is completed. These instruments are generally valued at quoted market prices based upon the last sales price on the measurement date. Discounts are applied, where appropriate, to reflect restrictions on the marketability of the investment. Net gains from investment activities of consolidated TPG Funds and Public SPACs are recorded in net gains (losses) from investment activities of consolidated TPG Funds and Public SPACs on the Consolidated Statements of Operations.

Unrealized gains (losses) from derivative liabilities of Public SPACs

Unrealized gains (losses) from derivative liabilities of Public SPACs includes unrealized gains and losses from changes in fair value of warrants and FPAs.

Interest, dividends and other

Interest income is recognized as earned. Dividend income is recognized by the Company on the ex-dividend date, or in the absence of a formal declaration, on the date it is received.

Compensation and Benefits

Cash-based compensation and benefits includes (i) salaries and wages, (ii) benefits and (iii) discretionary cash bonuses. Bonuses are accrued over the service period to which they relate.

Compensation expense related to the issuance of equity-based awards is measured at grant-date fair value. Compensation expense for awards that vest over a future service period is recognized over the relevant service period on a straight-line basis. Compensation expense for awards that do not require future service is recognized immediately. Compensation expense for awards that contain market and service conditions is based on grant-date fair value that factors in the probability that the market conditions will be achieved and is recognized on a tranche by tranche basis using the accelerated attribution method. The requisite service period for those awards is the longer of the explicit service period and the derived service period. The Company recognizes equity-based award forfeitures in the period they occur as a reversal of previously recognized compensation expense.

Prior to the IPO, all performance allocation payments in the form of legal form equity made to the Company's partners were paid pro rata based on ownership percentages in the underlying investment partnership and accounted for as distributions on the equity held by such partners during such period. For the period in 2022 prior to the IPO, there were no performance allocations earned, allocated or distributed with respect to partnership interests. Performance allocation compensation expense and accrued performance allocation compensation is the portion of performance allocations that TPG allocates to certain of its employees and certain other advisors of the Company. Performance allocations due to our partners and professionals are accounted for as compensation expense in conjunction with the recognition of the related performance allocations and, until paid, are recognized as accrued performance allocation compensation. Accordingly, upon a reversal of performance allocations, the related compensation expense, if any, is also reversed.

Net Income (Loss) Per Share of Class A Common Stock

Basic income (loss) per share of Class A common stock is calculated by dividing net income (loss) attributable to TPG Inc. by the weighted-average shares of Class A common stock, unvested participating shares of Class A common stock outstanding for the period and vested deferred restricted shares of Class A common stock that have been earned for which issuance of the related shares of Class A common stock is deferred until future periods. Diluted income (loss) per share of Class A Common Stock reflects the impact of all dilutive securities. Unvested participating shares of common stock are excluded from the computation in periods of loss as they are not contractually obligated to share in losses.

The Company applies the treasury stock method to determine the dilutive weighted-average common shares represented by the unvested restricted stock units. The Company applies the if-converted method to the TPG Operating Group partnership units to determine the dilutive impact, if any, of the exchange right included in the TPG Operating Group partnership units.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents include cash on deposit with banks and other short-term investments with an initial maturity of 90 days or less. Restricted cash balances relate to cash balances reserved for the payment of interest on the Company's secured borrowings.

Cash and Cash Equivalents Held by Consolidated Public SPACs

Cash and cash equivalents held by consolidated Public SPACs represent cash and cash equivalents that are held by consolidated Public SPACs and are not available to fund the general liquidity needs of the Company.

Assets Held in Trust Accounts

Proceeds from equity issued by certain consolidated Public SPACs have been deposited into trust accounts ("Trust Accounts") and may only be utilized for specific purposes. Therefore, such cash and investments are reported separately in assets held in Trust Accounts on the Consolidated Statements of Financial Condition.

As of December 31, 2022 and December 31, 2021, TPG Pace Beneficial II Corp. ("YTPG") assets held in Trust Accounts were deposited into a non-interest-bearing U.S. based account.

As of December 31, 2022, AfterNext HealthTech Acquisition Corp. ("AFTR") assets held in Trust Accounts were invested in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations. As of December 31, 2021, these assets were deposited into a non-interest-bearing U.S. based trust account.

Derivative Liabilities of Public SPACs

Financial derivative assets and liabilities related to our consolidated Public SPACs' investment activities consist of warrant liabilities and forward purchase agreements.

The Company recognizes these derivative instruments as assets or liabilities at fair value in the accompanying Consolidated Financial Statements. Changes in the fair value of derivative contracts entered into by the Company are included in current period earnings. These derivative contracts are not designated as hedging instruments for accounting purposes.

These derivatives are agreements in which a consolidated Public SPAC and a counterparty agree to exchange cash flows based on agreed-upon terms. As a result of the derivative transaction, the Company is exposed to the risk that counterparties will fail to fulfill their contractual obligations. To mitigate such counterparty risk, the applicable Public SPAC only enters into contracts with major financial institutions, all of which have investment grade ratings. Counterparty credit risk is evaluated in determining the fair value of the derivative instruments. In the normal course of business, the Company incurs commitments and is exposed to risks resulting from its investment and financing transactions, including derivative instruments. The value of a derivative instrument is based upon an underlying instrument. These instruments are subject to various risks similar to non-derivative instruments including market, credit, liquidity, performance and operational risks. The Company manages these risks on an aggregate basis as part of its risk management policies and as such, does not distinguish derivative income or loss from any other category of instruments for financial statement presentation purposes. The leverage inherent in the Company's derivative instruments increases the sensitivity of the Company's earnings to market changes. Notional amounts often are used to express the volume of these transactions, but the amounts potentially subject to risk are much smaller. The Company routinely evaluates its contractual arrangements to determine whether embedded derivatives exist. Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, if a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and if the combined instrument is not measured at fair value through profit or loss.

For derivative contracts where an enforceable master netting agreement is in place, the Company has elected to offset derivative assets and liabilities, as well as cash that may have been received or pledged, as part of collateral arrangements with the respective counterparty in the Consolidated Financial Statements. The master netting agreements provide the Company and the counterparty the right to liquidate collateral and the right to offset each other's obligations in the event of default by either party.

Certain of the Company's consolidated Public SPACs issued public warrants and FPAs in conjunction with their IPO. The Company accounts for warrants and FPAs of the consolidated Public SPAC's ordinary shares that are not indexed to its own stock as liabilities at fair value on the balance sheet. These warrants and FPAs are subject to remeasurement at each balance sheet date and any change in fair value is recognized in the Company's Consolidated Statements of Operations. For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants and FPAs that do not meet all the criteria for equity classification, the warrants and FPAs are required to be recorded as a liability at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants and FPAs are recognized as a non-cash gain or loss on the Consolidated Statements of Operations.

Fair Value Measurement

ASC 820 establishes a fair value hierarchy that prioritizes and ranks the level of observability of inputs used to measure the investments at fair value. The observability of inputs is impacted by a number of factors, including the type of investment, characteristics specific to the investment, market conditions and other factors. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level I measurements) and the lowest priority to unobservable inputs (Level III measurements).

Investments with readily available quoted prices or for which fair value can be measured from quoted prices in active markets will typically have a higher degree of input observability and a lesser degree of judgment applied in determining fair value.

The three levels of the fair value hierarchy under ASC 820 are as follows:

Level I – Quoted prices (unadjusted) in active markets for identical investments at the measurement date are used. The types of investment generally included in Level I are publicly listed equities, debt and securities sold, not yet purchased.

Level II – Pricing inputs are other than quoted prices included within Level I that are observable for the investment, either directly or indirectly. Level II pricing inputs include quoted prices for similar investments in active markets, quoted prices for identical or similar investments in markets that are not active, inputs other than quoted prices that are observable for the investment, and inputs that are derived principally from or corroborated by observable market data by correlation or other means. The types of investments generally included in Level II are restricted securities listed in active markets, corporate bonds and loans.

Level III – Pricing inputs are unobservable and include situations where there is little, if any, market activity for the investment. The inputs used in determination of fair value require significant judgment and estimation. The types of investments generally included in Level III are privately held debt and equity securities.

In some cases, the inputs used to measure fair value might fall within different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the investment is categorized in its entirety is determined based on the lowest level input that is significant to the investment. Assessing the significance of a particular input to the valuation of an investment in its entirety requires judgment and considers factors specific to the investment. The categorization of an investment within the hierarchy is based upon the pricing transparency of the investment and does not necessarily correspond to the perceived risk of that investment.

In certain instances, an investment that is measured and reported at fair value may be transferred into or out of Level I, II, or III of the fair value hierarchy.

In certain cases, debt and equity securities are valued on the basis of prices from an orderly transaction between market participants provided by reputable dealers or pricing services. In determining the value of a particular investment, pricing services may use certain information with respect to transactions in such investments, quotations from dealers, pricing matrices, market transactions in comparable investments and various relationships between investments. When a security is valued based on dealer quotes, the Company subjects those quotes to various criteria in making the determination as to whether a particular investment would qualify for treatment as a Level II or Level III investment. Some of the factors considered include the number and quality of quotes, the standard deviations of the observed quotes and the corroboration of the quotes to independent pricing services.

Level III investments may include common and preferred equity securities, corporate debt, and other privately issued securities. When observable prices are not available for these securities, one or more valuation techniques (e.g., the market approach and/or the income approach) for which sufficient and reliable data is available are used. Within Level III, the use of the market approach generally consists of using comparable market transactions or other data, while the use of the income approach generally utilizes the net present value of estimated future cash flows, adjusted, as appropriate, for liquidity, credit, market and other risk factors. Due to the inherent uncertainty of these valuations, the fair values reflected in the accompanying Consolidated Financial Statements may differ materially from values that would have been used had a readily available market for the investments existed and may differ materially from the values that may ultimately be realized. The period of time over which the underlying assets of the investments will be liquidated is unknown.

Financial Instruments

Financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Except for secured borrowings, the fair value of the Company's assets and liabilities, including our Senior Unsecured Term Loan, which qualify as financial instruments under ASC 820, approximates the carrying amounts represented in the Consolidated Statements of Financial Condition due to their short-term nature and in the case of our Senior Unsecured Term Loan due to its variable rate nature. See Note 12 to the Consolidated Financial Statements.

Due from and Due to Affiliates

The Company considers current and former limited partners of funds and employees, including their related entities, entities controlled by the Company's Founders but not consolidated by the Company, Portfolio Companies of TPG Funds, and unconsolidated TPG Funds to be affiliates ("Affiliates"). Receivables from and payables to affiliates are recorded at their expected settlement amount in due from and due to affiliates in the Consolidated Financial Statements.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of acquired identifiable net tangible and intangible assets. Goodwill is not amortized. Goodwill is reviewed for impairment at least annually utilizing a qualitative or quantitative approach, and more frequently if circumstances indicate impairment may have occurred. The impairment testing for goodwill under the qualitative approach is based first on a qualitative assessment to determine if it is more likely than not that the fair value of the Company's reporting unit is less than its respective carrying value. If it is determined that it is more likely than not that a reporting unit's fair value is less than its carrying value, the Company performs a quantitative analysis. When the quantitative approach indicates an impairment, an impairment loss is recognized to the extent by which the carrying value exceeds the fair value, not to exceed the total amount of goodwill. As of December 31, 2022, we believe it is more likely than not that the fair value of our reporting unit exceeds its carrying value.

Intangible assets

The Company's intangible assets consist of the fair value of its interests in future promote of certain funds and the fair value of acquired investor relationships representing the fair value of management fees earned from existing investors in future funds. Finite-lived intangible assets are amortized over their estimated useful lives, which range from five to twelve years, and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the intangible asset may not be recoverable. Amortization expense is included in depreciation and amortization expense in the Consolidated Statements of Operations.

Operating Leases

At contract inception, the Company determines if an arrangement contains a lease by evaluating whether (i) an identified asset has been deployed in a contract explicitly or implicitly and (ii) the Company obtains substantially all the economic benefits from the use of that underlying asset and directs how and for what purpose the asset is used during the term of the contract. Additionally, at contract inception the Company will evaluate whether the lease is an operating or finance lease. Right-of use ("ROU") assets represent the Company's right to use an underlying asset for the lease term and operating lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease liabilities are recognized at the commencement date based on the present value of the lease payments over the lease term. To the extent these payments are fixed or determinable, they are included as part of the lease payments used to measure the lease liability. The Company's ROU assets are recognized as the initial measurement of the lease liabilities plus any initial direct costs and any prepaid lease payments less lease incentives received, if any. The lease terms may include options to extend or terminate the lease which are accounted for when it is reasonably certain that the Company will exercise that option. As the discount rate implicit to the lease is not readily determinable, incremental borrowing rates of the Company were used. The incremental borrowing rates are based on the information available including, but not limited to, collateral assumptions, the term of the lease, and the economic environment in which the lease is denominated at the commencement date.

The Company elected the package of practical expedients provided under the guidance. The practical expedient package applies to leases commenced prior to the adoption of the new standard and permits companies not to reassess whether existing or expired contracts are or contain a lease, the lease classification, and any initial direct costs for any existing leases. The Company has elected to not separate the lease and non-lease components within the contract. Therefore, all fixed payments associated with the lease are included in the ROU asset and the lease liability. These costs often relate to the fixed payments for a proportionate share of real estate taxes, common area maintenance and other operating costs in addition to a base rent. Any variable payments related to the lease are recorded as lease expense when and as incurred. The Company has elected this practical expedient for all lease classes. The Company did not elect the hindsight practical expedient. The Company has elected the short-term lease expedient. A short-term lease is a lease that, as of the commencement date, has a lease term of 12 months or less and does not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise. For such leases, the Company will not apply the recognition requirements of ASC Topic 842, *Leases* ("ASC 842") and instead will recognize the lease payments as lease cost on a straight-line basis over the lease term. Additionally, the Company elected the practical expedient which allows an entity to not reassess whether any existing land easements are or contain leases.

The Company's leases primarily consist of operating leases for real estate, which have remaining terms of 1 to 11 years. Some of those leases include options to extend for additional terms ranging from 2 to 10 years. The Company's other leases, including those for office equipment, vehicles, and aircrafts, are not significant. Additionally, the Company's leases do not contain restrictions or covenants that restrict the Company from incurring other financial obligations. The Company also does not provide any residual value guarantees for the leases or have any significant leases that have yet to be commenced. From time to time, the Company enters into certain sublease agreements that have terms similar to the remaining terms of the master lease agreements between TPG and the landlord. Sublease income is recorded as an offset to general, administrative and other in the accompanying Consolidated Statements of Operations.

In response to the COVID-19 pandemic, the Financial Accounting Standards Board ("FASB") provided relief under ASC 842. Under this relief, companies can make a policy election on how to treat lease concessions resulting directly from the COVID-19 pandemic, provided that the modified contracts result in total cash flows that are substantially the same or less than the cash flows in the original contract. The Company made the policy election to account for lease concessions that result from the COVID-19 pandemic as if they were made under enforceable rights in the original contract. Additionally, the Company made the policy election to account for these concessions outside of the lease modification framework described under ASC 842. The Company records accruals for deferred rental payments and recognizes rent abatements or concessions as variable lease costs in the periods incurred.

Operating lease expense is recognized on a straight-line basis over the lease term and is recorded within general, administrative and other in the accompanying Consolidated Statements of Operations (see Note 17 to the Consolidated Financial Statements).

Fixed Assets

Fixed assets consist primarily of leasehold improvements, furniture, fixtures and equipment, computer hardware and software and other fixed assets which are recorded at cost, less accumulated depreciation. Leasehold improvements are amortized using the straight-line method, over the shorter of the respective estimated useful life or the lease term. Depreciation of furniture, fixtures, equipment and computer hardware and software is recorded over the estimated useful life of the asset, generally three to seven years, using the straight-line method. The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. When evidence of loss in value has occurred, management compares the estimated undiscounted cash flows associated with the long-lived asset to its carrying value to determine whether an impairment has occurred. If the undiscounted cash flows are less than the carrying value, an impairment is recorded as the difference between the fair value of the long-lived asset and its carrying value. Fair value is based on estimated discounted cash flows associated with the long-lived asset.

Foreign Currency

The functional currency of the Company's international subsidiaries is the U.S. Dollar. Non-U.S. dollar denominated assets and liabilities of foreign operations are remeasured at rates of exchange as of the end of the reporting period. Non-U.S. dollar revenues and expenses of foreign operations are remeasured at average rates of exchange during the period. Gains and losses resulting from remeasurement are included in general, administrative and other in the accompanying Consolidated Statements of Operations. Foreign currency gains and losses resulting from transactions in currencies other than the functional currency are also included in general, administrative and other in the Consolidated Statements of Operations during the period the transaction occurred.

Redeemable Equity from Consolidated Public SPACs

Redeemable equity from consolidated Public SPACs represents the shares issued by the Company's consolidated Public SPACs that are redeemable for cash by the public shareholders in the event of an election to redeem by individual public shareholders at the time of the business combination. The Company accounts for redeemable equity in accordance with ASC Topic 480-10-S99, *Distinguishing Liabilities from Equity* ("ASC 480"), which states redemption provisions not solely within the control of the Company require ordinary shares subject to redemption to be classified outside of permanent equity. The redeemable non-controlling interests are initially recorded at their original issuance price and are subsequently allocated their proportionate share of the underlying gains or losses of the Public SPACs. The Company adjusts the redeemable equity to full redemption value on a quarterly basis.

If a Public SPAC is unable to complete a business combination within the time period required by its governing documents, this equity becomes redeemable and is reclassified out of redeemable equity and into Public SPAC current redeemable equity in accordance with ASC 480 as the Public SPAC prepares for dissolution.

Income Taxes

As a result of the Reorganization, the Company is treated as a corporation for U.S. federal and state income tax purposes. The Company is subject to U.S. federal and state income taxes, in addition to local and foreign income taxes, with respect to our allocable share of taxable income generated by the TPG Operating Group partnerships. Prior to the Reorganization and the IPO, the Company was treated as a partnership for U.S. federal income tax purposes and therefore was not subject to U.S. federal and state income taxes except for certain consolidated subsidiaries that were subject to taxation in the U.S. (federal, state and local) and foreign jurisdictions as a result of their entity classification for tax reporting purposes. The provision for income taxes in the historical Consolidated Statements of Operations consists of U.S. (federal, state and local) and foreign income taxes with respect to certain consolidated subsidiaries.

Deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period in which the enactment date occurs.

Under ASC Topic 740, *Income Taxes*, a valuation allowance is established when management believes it is more likely than not that a deferred tax asset will not be realized. The realization of deferred tax assets is dependent on the amount of our future taxable income. When evaluating the realizability of deferred tax assets, all evidence (both positive and negative) is considered. This evidence includes, but is not limited to, expectations regarding future earnings, future reversals of existing temporary tax differences and tax planning strategies.

Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment is required in determining tax expense and in evaluating tax positions including evaluating uncertainties. The Company reviews its tax positions quarterly and adjusts its tax balances as new information becomes available. The Company recognizes interest and penalties relating to unrecognized tax benefits as income tax expense (benefit) within the Consolidated Statement of Operations.

Segment

The Company operates its business in a single operating and reportable segment, consistent with how its chief operating decision maker reviews financial performance and allocates resources. The Company operates collaboratively across product lines with a single expense pool.

Regulated Entities

At December 31, 2022, the Company consolidates a registered broker-dealer subsidiary that is subject to the minimum net capital requirements of the SEC and FINRA which may restrict the Company's ability to withdraw funds from the broker-dealer. The broker-dealer has continuously operated in excess of its minimum net capital requirements.

Certain other U.S. and non-U.S. entities are subject to various investment adviser, commodity pool operator and trader regulations. This includes a number of U.S. entities that are registered as investment advisers with the SEC.

Recent Accounting Pronouncements

In June 2022, the FASB issued Accounting Standard Update ("ASU") 2022-03, *Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions* ("ASU 2022-03") which (1) clarifies the guidance in ASC 820 on the fair value measurement of an equity security that is subject to a contractual sale restriction and (2) requires specific disclosures related to such an equity security. Under current guidance, stakeholders have observed diversity in practice related to whether contractual sale restrictions should be considered in the measurement of the fair value of equity securities that are subject to such restrictions. The amendments in ASU 2022-03 should be applied to equity securities with a contract containing a sale restriction that is executed or modified on or after the adoption date. For equity securities with a contract containing a sale restriction that was executed before the adoption date, companies should continue to apply the historical accounting policy for measuring such securities until the contractual restriction expires or is modified. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years, with early adoption permitted. The Company does not expect the adoption of ASU 2022-03 to have a material impact to its Consolidated Financial Statements.

Recently Adopted Accounting Guidance

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): *Simplifying the Accounting for Income Taxes*. The amendments in this update simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. ASU 2019-12 is effective for public entities for annual reporting periods beginning after December 15, 2020 and interim periods within those reporting periods, with early adoption permitted. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company adopted ASU 2019-12 on January 1, 2022. Based on the Company's existing application of ASC 740, the new guidance did not have a material impact on the Company's consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting* ("ASU 2020-04"). ASU 2020-04 provides optional expedients and exceptions to U.S. GAAP requirements for modifications to debt agreements, leases, derivatives, and other contracts related to the expected market transition from the London Interbank Offered Rate ("LIBOR"), and certain other floating rate benchmark indices to alternative reference rates. ASU 2020-04 generally considers contract modifications related to reference rate reform to be an event that does not require contract remeasurement at the modification date nor a reassessment of a previous accounting determination. In January 2021, the FASB clarified the scope of that guidance with the issuance of ASU 2021-01, *Reference Rate Reform: Scope*. This ASU provides optional guidance for a limited period of time to ease the burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. These optional expedients and exceptions are effective as of March 12, 2020 through June 2023. Adoption is permitted at any time. The Company elected to apply the optional expedient for contract modifications this year in conjunction with the amendments to its credit facilities as further described in Note 12 to the Consolidated Financial Statements.

In August 2020, the FASB issued ASU 2020-06, *Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity's Own Equity (Subtopic 815 – 40)* ("ASU 2020-06"). ASU 2020-06 simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity's own equity. The ASU's amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. The Company's adoption of ASU 2020-06 on January 1, 2022 did not have a material impact to its Consolidated Financial Statements.

In May 2021, the FASB issued ASU 2021-04, *Earnings Per Share (Topic 260), Debt – Modifications and Extinguishments (Subtopic 470-50), Compensation – Stock Compensation (Topic 718), and Derivatives and Hedging – Contracts in Entity's Own Equity (Subtopic 815-40): Issuer's Accounting for Certain Modification or Exchanges of Freestanding Equity-Classified Written Call Options* ("ASU 2021-04"). The amendments in this ASU affect all entities that issue freestanding written call options that are classified in equity, particularly when a freestanding equity-classified written call option is modified or exchanged and remains equity-classified after the modification or exchange. ASU 2021-04 is effective for fiscal years beginning after December 15, 2021 and interim periods within those fiscal years. Early adoption is permitted. This ASU is applied prospectively to modifications or exchanges occurring on or after the effective date of the ASU. The Company has no written call options classified in equity and as a result, the adoption of ASU 2021-04 did not have any impact to its Consolidated Financial Statements.

3.   Acquisition

On July 1, 2021 (the "Acquisition Date"), the Company completed the acquisition (the "Acquisition") of the controlling interests with governance rights of NewQuest Holdings (Cayman) Limited ("NQ Manager") and NewQuest Partners Master G.P. Ltd. ("NQ GP" and, together with NQ Manager, "NewQuest"). The Company initially acquired a 33.3% interest (the "Tranche 1") in NewQuest in July 2018, which was presented as an equity method investment within investments on the Consolidated Statements of Financial Condition. On the Acquisition Date, the Company acquired the governance rights of NewQuest and an additional 33.3% of NQ Manager (the "Tranche 2") for $38.0 million, bringing the Company's total ownership in NQ Manager to 66.7% and NQ GP to 33.3%. The operating results of NewQuest have been included in the Company's Consolidated Financial Statements since the Acquisition Date.

The Acquisition was accounted for as a business combination under ASC Topic 805, *Business Combinations* ("ASC 805") that was achieved in stages. As a result of the change of control, the Company was required to remeasure its pre-existing equity investment in NewQuest at fair value prior to consolidation. The Company estimated the fair value of its 33.3% pre-existing investment in NewQuest to be approximately $155.4 million. The remeasurement resulted in the recognition of a pre-tax gain of $95.0 million, which is presented within net gains (losses) from investment activities on the Consolidated Statements of Operations.

The consideration paid to acquire Tranche 2 consisted of $5.0 million in cash, contingent consideration valued at $8.4 million and equity interests of the acquirer valued at $24.6 million. The contingent consideration is based on raising additional fee-paying capital commitments by NewQuest during the fundraising period for NewQuest Fund V, whereby the first $5.0 million is earned if NewQuest surpasses $1.0 billion in fee payment capital commitments, and an additional $5.0 million is earned if it surpasses $1.75 billion. The fair value measurement of the Company's contingent consideration was determined using a discounted cash flow model and Level III inputs and the information provided by the Company's management of the likelihood of achieving earnout, discounted at a rate of 12.5%. At December 31, 2022, the Company believes that it is probable that it will meet the conditions for the first contingent payment. The Company no longer believes that the conditions for the second payment will be met which resulted in a $4.2 million reduction of the contingent liability during the year ended December 31, 2022, recorded in general, administrative and other on the Consolidated Statements of Operations.

The equity interests of the acquirer issued as consideration include a minority interest of 0.08% in the Holding Companies valued at $5.8 million at the Acquisition Date and minority interests in select businesses ranging from 4.2% to 4.7% valued at $18.8 million in the aggregate at the Acquisition Date.

The following table summarizes the fair value of the consideration transferred to acquire NewQuest (in thousands):

Cash paid	$	5,000
Contingent consideration		8,400
Equity interests of the acquirer		24,600
Total consideration for acquired ownership interest - Tranche 2		38,000
Fair value of previously held equity method investment - Tranche 1		155,400
Fair value of non-controlling interest in NewQuest		301,189
Total purchase consideration	$	494,589

The total consideration was allocated to the fair value of assets acquired and liabilities assumed as of the Acquisition Date, with the excess purchase price recorded as goodwill. A third-party valuation specialist assisted the Company with the fair value estimates for the total enterprise value, fair value of the Company's existing investment in NewQuest, the net tangible and identifiable intangible assets, and the fair values of the controlling and non-controlling interest in NewQuest. The determination of fair values require extensive use of accounting estimates and management judgment. Certain of these estimates are material. The fair values are based on estimates and assumptions from data currently available and were determined using a discounted cash flow model and Level III inputs, which includes estimates of future cash flows for performance fee allocations and fee related earnings over a specific earning period, at a discount rate that ranges between 12.5% - 25.0%, and estimated economic lives.

Total purchase consideration	$	494,589
Net assets acquired		
Tangible assets		
Cash	$	29,817
Other assets		5,805
Performance fee allocations		80,278
Capital interests		28,389
Due to affiliates		(23,364)
Liabilities and other		(7,630)
Net book value of tangible assets		113,295
Intangible assets		
Contractual performance fee allocations		132,600
Management contracts		20,000
Investor relationships		25,000
Total intangible assets		177,600
Goodwill		203,694
Total net assets acquired	$	494,589
Controlling interest in NewQuest	$	193,400
Non-controlling interest in NewQuest		301,189

The Company recorded goodwill on its books, which is included in other assets on the Consolidated Statements of Financial Condition. As of December 31, 2021, approximately $5.0 million of goodwill was deductible for income tax purposes. Goodwill is primarily attributable to the scale, skill sets, operations, and synergies that can be achieved subsequent to the Acquisition.

The fair value and weighted average estimated useful lives of identifiable intangible assets acquired in the Acquisition and recorded in other assets on the Consolidated Statements of Financial Condition at Acquisition Date consist of the following:

	Fair Value	Average Useful Life
	($ in thousands)	(in years)
Contractual performance fee allocations	$ 132,600	6.7
Management contracts	20,000	3.5
Investor relationships	25,000	12
Total Intangible Assets	$ 177,600	

The following pro forma information presents a summary of the Company's Consolidated Statements of Operations for the years ended December 31, 2021 and 2020, as if the acquisition was completed as of January 1, 2020 (in thousands):

	Years ended December 31,	
	2021	2020
Revenues		
Fees and other	$ 991,689	$ 911,675
Capital allocation-based income	4,021,806	1,278,054
Total revenues	5,013,495	2,189,729
Total expenses	944,453	874,596
Net gains from investment activities	584,621	144,641
Net income	$ 4,653,663	$ 1,459,774
Net income (loss) attributable to redeemable equity in Public SPACs	$ 155,131	$ (195,906)
Net income (loss) attributable to non-controlling interests in consolidated TPG Funds	19,287	(12,380)
Net income attributable to other non-controlling interests	2,464,132	740,565
Net income attributable to controlling interests	2,015,113	927,495

In January 2022, the Company completed its acquisition of the remaining 33.3% interest in NQ Manager in exchange for equity interests in the Company, which consisted of 1,638,866 shares of Class A common stock and 1,072,998 Common Units of the TPG Operating Group. All of the granted equity interests are subject to a three-year service vesting condition and as such, will be recognized on a straight-line basis as post-combination compensation expense. The effect of the acquisition was a reallocation of equity between controlling and non-controlling interest of $33.6 million. This transaction was an acquisition under common control in which no gain or loss was recognized.

4. Investments

Investments consist of the following (in thousands):

	December 31,		
	2022		**2021**
Equity method - performance allocations	$ 4,677,017	$	5,366,694
Equity method - capital interests (includes assets pledged of **$475,110** and $492,276)	607,964		590,662
Equity method - fair value option	20,907		46,013
Equity investments	12,072		97,899
Equity method - other	11,908		7,778
Total investments	$ 5,329,868	$	6,109,046

Net gains (losses) from performance allocations and capital interests are disclosed in the Revenue section of Note 2 to the Consolidated Financial Statements. The following table summarizes net (losses) gains from investment activities (in thousands):

	Year Ended December 31,				
	2022		**2021**		**2020**
Net (losses) gains from investment activities					
Net (losses) gains of equity method investments, fair value option [a]	$ (25,106)	$	45,435	$	(32,170)
Net gains of equity method investments - other [b]	802		230,186		31,027
Net (losses) gains from equity investments [c]	(85,827)		77,598		(4,696)
Total net (losses) gains from investment activities	$ (110,131)	$	353,219	$	(5,839)
Gain on deconsolidation [d]	$ —	$	—	$	401,695

_____

(a) In September 2021, TPG Pace Tech Opportunities Corp. ("PACE") completed a business combination which resulted in a gain on deconsolidation of PACE in an amount of $122.7 million.

(b) Includes pre-tax gain of $95.0 million for the year ended December 31, 2021 on remeasurement of the Company's pre-existing equity investment in NewQuest at fair value prior to consolidation. See Note 3 to the Consolidated Financial Statements.

(c) In December 2021, TPG PACE Solutions Corp. ("TPGS") completed a business combination which resulted in a gain on deconsolidation of TPGS in an amount of $109.9 million.

(d) On May 1, 2020, the Company deconsolidated the assets, liabilities, and partners' capital of the Former Affiliate and remeasured the retained investment in the Former Affiliate at fair value and recognized a gain of $401.7 million.

There were no activities related to deconsolidation of previously consolidated TPG Funds and Public SPACs during the year ended December 31, 2022. The following table presents the supplemental cash flow disclosures from activities related to deconsolidation of previously consolidated TPG Funds and Public SPACs during the year ended December 31, 2021 (in thousands):

Cash and cash equivalents	$	491,523
Investments held in Trust Accounts		430,265
Other assets		3,696
Derivative liabilities of Public SPACs		(50,898)
Other liabilities		(32,580)
Accounts payable and accrued expenses		(7,278)
Notes payable to affiliates		(2,000)
Amounts due to shareholders		(500,000)
Redeemable equity		(430,265)
Controlling interests		36,386
Other non-controlling interests		61,151

Equity Method Investments, Fair Value Option

On September 20, 2021, PACE completed a business combination with Nerdy, Inc. ("NRDY"), a leading platform for delivering live online learning. At the time of the business combination, a reconsideration event occurred whereby the Company no longer has control over PACE. As a result, the Company deconsolidated PACE and recorded a gain of $122.7 million, which is included in net gains (losses) from investment activities. As of December 31, 2022 and December 31, 2021, the Company held a 9.0% and 9.4% beneficial ownership interest in NRDY, respectively, consisting of 7.7 million shares of Class A common stock, 4.0 million earnout shares and 4.9 million earnout warrants, with an aggregate fair value of $20.9 million and $46.0 million, respectively. The warrants entitle the Company to acquire one share of Class A common stock at a price of $11.50 per share and expire on September 20, 2026. The earnout shares and warrants are contingent upon NRDY achieving certain market share price milestones or in the event of a change of control, within five years after September 20, 2021.

Equity Method Investments

From 2009 to May 2020, TPG and Sixth Street (the "Former Affiliate") were in a strategic partnership in which the Former Affiliate served as the dedicated global credit and credit-related investing platform associated with TPG. In May 2020, TPG and the Former Affiliate completed a transaction to become independent, unaffiliated businesses. As part of the agreement and in order to complete regulatory disaffiliation, TPG retained a minority economic interest in the Former Affiliate and no longer held a controlling financial interest in the Former Affiliate's management companies or general partners of pooled investment entities. Post-closing, TPG held an 11% interest across all of the Former Affiliate's businesses, plus an approximate 30% interest in select vehicles with finite lives. On May 1, 2020, the Company deconsolidated the assets, liabilities, and partners' capital of the Former Affiliate. As a result of the deconsolidation, the Company remeasured the retained investment in Former Affiliate at fair value at the time of the transaction, recognized a gain on deconsolidation in accordance with U.S. GAAP of $401.7 million and increased its investment in the Former Affiliate's underlying net assets by the aforementioned gain. Determining the fair value of the Former Affiliate involved making significant estimates and assumptions. The Company used a combination of the income and market-based approaches to estimate fair value, which were based, respectively, on discounted estimated future cash flows from earnings and market valuation multiples of comparable businesses and transactions. Of this basis difference, $28.6 million related to specific investment funds of the Former Affiliate and was amortized on a straight-line basis over the funds' estimated remaining lives. The amortization was recognized in net gains (losses) from investment activities in the Consolidated Statements of Operations. The remaining amount related to equity method goodwill recognized upon deconsolidation which was not amortized. The Company accounted for its investment in the Former Affiliate using the equity method of accounting until the Reorganization. In conjunction with the Reorganization described in Note 1 to the Consolidated Financial Statements, the Company transferred its investment in the Former Affiliate to RemainCo on December 31, 2021 resulting in the derecognition of its investment in the Former Affiliate.

The following table presents the supplemental cash flow disclosures from activities related to deconsolidation of the Former Affiliate during the year ended December 31, 2020 (in thousands):

Cash and cash equivalents	$	107,221
Due from affiliates		87,302
Investments		202,192
Right-of-use assets		6,064
Lease liabilities		(6,946)
Other assets		25,846
Accounts payable and accrued expenses		(44,828)
Due to affiliates		(113,879)
Other liabilities		(99,533)
Other non-controlling interests		(163,744)

The Company evaluates its equity method investments in which it has not elected the fair value option for impairment whenever events or changes in circumstances indicate that the carrying amounts of such investments may not be recoverable. During the years ended December 31, 2022 and 2021, the Company did not recognize any impairment losses on an equity method investment without a readily determinable fair value. During the year ended December 31, 2020, the Company recognized impairment losses of $4.3 million on an equity method investment without a readily determinable fair value based on significant deterioration of earnings performance.

Equity Investments

Equity investments represent proprietary investment securities held by the Company. At December 31, 2022 and December 31, 2021, the Company held equity investments with readily determinable fair values of $12.1 million and $97.9 million, respectively.

In December 2021, TPG PACE Solutions Corp. ("TPGS") completed a business combination with Vacasa Holdings, LLC, a leading vacation rental management platform. The business combination was approved on November 30, 2021 by TPGS stockholders and closed on December 7, 2021. At the time of the business combination, a reconsideration event occurred whereby the Company no longer has power over TPGS. As a result, the Company deconsolidated TPGS and recorded a gain of $109.9 million, which is included in net gains (losses) from investment activities. Beginning December 7, 2021, Vacasa's common stock started trading on the Nasdaq Stock Exchange under the ticker symbol "VCSA". The Company concluded that it does not exercise significant influence over Vacasa's operating and financial policies. As such, the Company accounts for its investment in VCSA as an equity investment.

Summarized Financial Information

TPG evaluates each of its equity method investments to determine if any are significant as defined in the regulations promulgated by the U.S. Securities and Exchange Commission (the "SEC"). As of and for the years ended December 31, 2022, 2021, and 2020, no individual equity method investment held by TPG met the significance criteria. As such, TPG is not required to present separate financial statements for any of its equity method investments.

The following table shows summarized financial information relating to the Consolidated Statements of Financial Condition for all of TPG's equity method investments assuming 100% ownership as of December 31, 2022 and 2021 (in thousands):

		December 31,		
		2022		**2021**
Total assets	$	**78,079,182**	$	67,268,493
Total liabilities		**14,299,814**		11,499,817
Total equity		**63,779,368**		55,768,676

The following table shows summarized financial information relating to the Consolidated Statements of Operations for all of TPG's equity method investments assuming 100% ownership for the years ended December 31, 2022, 2021 and 2020 (in thousands):

		Year Ended December 31,				
		2022		**2021**		**2020**
Interest, dividends and other	$	**1,362,962**	$	2,467,862	$	1,078,999
Expenses		**1,855,509**		1,871,086		1,540,721
Net gains from investment activities		**4,475,193**		23,141,140		9,103,461
Net income	$	**3,982,646**	$	23,737,916	$	8,641,739

Investment Activities of Consolidated TPG Funds

As part of the Reorganization described in Note 1 to the Consolidated Financial Statements, all TPG Funds were deconsolidated as of December 31, 2021, thus the Company had no gains (losses) from investment activities of consolidated TPG Funds for the year ended December 31, 2022. Net gains from investment activities of consolidated TPG Funds was $23.4 million for the year ended December 31, 2021 and net losses from investment activities of consolidated TPG Funds was $18.7 million for the year ended December 31, 2020.

5. Derivative Instruments

The consolidated Public SPACs enter into derivative contracts in connection with their proprietary trading activities, including warrants and FPAs, which meet the definition of a derivative in accordance with ASC Topic 815, *Derivatives and Hedging* ("ASC 815"). As a result of the use of derivative contracts, the consolidated Public SPACs are exposed to the risk that counterparties will fail to fulfill their contractual obligations and are exposed to the volatility of the underlying instruments. These warrants and FPAs are included in derivative liabilities of Public SPACs on the Consolidated Statements of Financial Condition.

As of December 31, 2022 and December 31, 2021, the fair value of the warrants and FPAs were $0.7 million and $13.0 million, respectively.

There were no related offsets or cash collateral pledged or received for the warrants and FPAs as of December 31, 2022 and December 31, 2021.

For the years ended December 31, 2022 and 2021, the Company recorded unrealized gains on warrants and FPAs totaling $12.4 million and $211.8 million, respectively. For the year ended December 31, 2020, the Company recorded unrealized losses on warrants and FPAs totaling $239.3 million.

The consolidated Public SPACs' derivative instruments were as follows (in thousands):

	December 31, 2022	December 31, 2021
Derivatives not designated as hedging instruments under Subtopic 815-20:		
Liability derivatives:		
Public warrants	$ 667	$ 11,662
Forward purchase agreements	—	1,386
Derivative liabilities of Public SPACs	$ 667	$ 13,048

Net gains (losses) on derivative instruments are included in the Consolidated Statements of Operations as net gains (losses) from investment activities of consolidated TPG Funds and Public SPACs or unrealized gains (losses) on derivative liabilities of Public SPACs. The following are net gains (losses) recognized on derivative instruments of consolidated TPG Funds and Public SPACs (in thousands):

	Year Ended December 31,		
	2022	2021	2020
Realized losses, net on total return swaps	$ —	$ (10,269)	$ (5,139)
Realized (losses) gains, net on foreign currency forwards	—	(175)	1,922
Unrealized gains (losses), net on total return swaps	—	10,068	(10,807)
Unrealized gains (losses), net on foreign currency forwards	—	28	(717)
Total net losses on derivative instruments from investment activities of consolidated TPG Funds	—	(348)	(14,741)
Unrealized gains (losses), net on public warrants	10,996	52,128	(46,730)
Unrealized gains (losses), net on forward purchase agreements	1,386	159,694	(192,539)
Total net gains (losses) on derivative instruments of Public SPACs	12,382	211,822	(239,269)
Net gains (losses) on derivative instruments	$ 12,382	$ 211,474	$ (254,010)

6. Fair Value Measurement

The following tables summarize the valuation of the Company's financial assets and liabilities and those non-financial assets and liabilities that fall within the fair value hierarchy (in thousands):

	December 31, 2022			
	Level I	Level II	Level III	Total
Assets				
Equity method investments - fair value option	$ 20,907	$ —	$ —	$ 20,907
Equity investments	12,072	—	—	12,072
Total assets	$ 32,979	$ —	$ —	$ 32,979
Liabilities				
Liabilities of consolidated Public SPACs [(a)]:				
Public warrants	$ 667	$ —	$ —	$ 667
Total liabilities	$ 667	$ —	$ —	$ 667

[(a)] The FPAs related to TPG PACE Beneficial Finance Corp. ("TPGY") were terminated at zero fair value on October 11, 2022.

| | December 31, 2021 | | | | | | |
	Level I		Level II		Level III		Total
Assets							
Equity method investments - fair value option	$	46,013	$	—	$	—	$ 46,013
Equity investments		97,899		—		—	97,899
Total assets	$	143,912	$	—	$	—	$ 143,912
Liabilities							
Liabilities of consolidated Public SPACs:							
Public warrants	$	11,662	$	—	$	—	$ 11,662
Forward purchase agreements		—		—		1,386	1,386
Total liabilities	$	11,662	$	—	$	1,386	$ 13,048

The valuation methodology used in the determination of the fair value of financial instruments for which Level III inputs were used at December 31, 2022 and December 31, 2021 included a combination of the market approach and income approach.

The following tables summarize the changes in the fair value of financial instruments for which the Company has used Level III inputs to determine fair value (in thousands):

| | Year Ended December 31, | | |
	2022		2021
Equity security assets			
Balance, beginning of period	$	—	$ 12,324
Realized gains, net		—	4,025
Unrealized losses, net		—	(3,778)
Purchases		—	708
Proceeds		—	(8,223)
Deconsolidation [(a)]		—	(5,056)
Balance, end of period	$	—	$ —
Derivative liabilities			
Balance, beginning of period	$	**1,386**	$ 197,539
Unrealized gains, net		**(1,386)**	(164,695)
Transfers [(b)]		**—**	(31,458)
Balance, end of period	$	—	$ 1,386

_____

(a) $5.1 million for the year ended December 31, 2021 represents the impact of the deconsolidation of certain TPG Funds in conjunction with the Reorganization described in Note 1 to the Consolidated Financial Statements.

(b)   Transfers out of Level III derivative liabilities of $31.5 million for the year ended December 31, 2021 were due to the deconsolidation of PACE. See Note 4 to the Consolidated Financial Statements.

Total realized and unrealized gains and losses recorded for Level III investments are reported in net gains (losses) from investment activities of consolidated TPG Funds and Public SPACs and unrealized gains (losses) on derivative liabilities of Public SPACs in the Consolidated Statements of Operations.

As of December 31, 2022, there are no investments categorized as Level III of the fair value hierarchy. The following tables provide qualitative information about investments categorized in Level III of the fair value hierarchy as of December 31, 2021. In addition to the techniques and inputs noted in the table below, in accordance with the valuation policy, other valuation techniques and methodologies are used when determining fair value measurements. The below table is not intended to be all-inclusive, but rather provides information on the significant Level III inputs as they relate to the Company's fair value measurements (fair value measurements in thousands):

	Fair Value December 31, 2021		Valuation Technique(s)	Unobservable Input(s) [a]	Range (Weighted Average) [b]
Liabilities					
Forward purchase agreements	$	1,386	Market comparables	Implied volatility	13.0%
	$	1,386			

_____

(a)   In determining certain of these inputs, management evaluates a variety of factors including economic conditions, industry and market developments, market valuations of comparable companies and company-specific developments including exit strategies and realization opportunities. Management has determined that market participants would take these inputs into account when valuing the investments.

(b)   Inputs weighted based on fair value of investments in range.

7.   Intangible Assets and Goodwill

As discussed in Note 3 to the Consolidated Financial Statements, on July 1, 2021, the Company completed the acquisition of NewQuest, which resulted in the recognition of goodwill of $203.7 million and certain identifiable intangible assets, which are presented in other assets on the Consolidated Statements of Financial Condition.

The following table summarizes the carrying amounts of goodwill and intangible assets as of December 31, 2022 and 2021 (in thousands):

		December 31,		
		2022		**2021**
Contractual performance fee allocations [a]	$	102,591	$	122,598
Management contracts [a]		10,625		16,874
Investor relationships [a]		21,875		23,958
Other intangibles		1,096		1,121
Goodwill [b]		230,194		230,194
Total intangible assets and goodwill	$	366,381	$	394,745

_____

(a)   Intangibles related to the acquisition of NewQuest described in Note 3 to the Consolidated Financial Statements.

(b)   Includes $203.7 million of goodwill related to the acquisition of NewQuest described in Note 3 to the Consolidated Financial Statements.

No impairment losses on goodwill or intangible assets were recorded during the years ended December 31, 2022, 2021 and 2020.

Intangible asset amortization expense was $28.4 million, $19.8 million and less than $0.1 million for the years ended December 31, 2022, 2021 and 2020, respectively.

The following table presents estimated remaining amortization expense for intangible assets that existed as of December 31, 2022 (in thousands):

2023	$		27,114
2024			25,864
2025			23,989
2026			20,254
2027			18,371
Thereafter			19,602
Total	$		**135,194**

8. Other Assets

Other assets consist of the following (in thousands):

		December 31,		
		2022		**2021**
Fixed assets, net:				
Leasehold improvements	$	**39,946**	$	40,798
Other fixed assets		**11,347**		10,709
Computer hardware and software		**8,874**		9,526
Furniture, fixtures and equipment		**6,878**		7,724
Accumulated depreciation		**(42,992)**		(42,447)
Total fixed assets, net		**24,053**		26,310
Goodwill		**230,194**		230,194
Intangible assets, net		**136,187**		164,551
Right-of-use assets		**130,357**		157,467
Prepaid expenses		**23,809**		23,995
Other		**84,792**		54,800
Other assets	$	**629,392**	$	657,317

9. Accounts Payable and Accrued Expenses, and Other Liabilities

Accounts payable and accrued expenses consist of the following (in thousands):

		December 31,		
		2022		**2021**
Trade accounts payable	$	**44,186**	$	37,429
Accrued expenses		**53,985**		96,922
Accounts payable and accrued expenses	$	**98,171**	$	134,351

Other liabilities consist of the following (in thousands):

		December 31,		
		2022		**2021**
Lease Obligation	$	**147,887**	$	177,003
Clawback liability (see Note 18)		**58,317**		58,317
Other		**19,886**		2,926
Other liabilities	$	**226,090**	$	238,246

10.   Credit and Market Risk

The Company holds substantially all of its excess cash in bank deposits at highly rated banking corporations or investments in highly rated money market funds, which are included in cash and cash equivalents, restricted cash, investments held in Trust Accounts and cash and cash equivalents held by consolidated TPG Funds and Public SPACs in the Consolidated Financial Statements. The Company continually monitors the risk associated with these deposits and investments. Management believes the carrying values of these assets are reasonable taking into consideration credit and market risks along with estimated collateral values, payment histories and other information.

In the normal course of business, TPG encounters market and credit risk concentrations. Market risk reflects changes in the value of investments due to changes in interest rates, credit spreads or other market factors. The TPG Funds are subject to credit risk to the extent any counterparty is unable to deliver cash balances, securities, or the fair value of swaps, or clear security transactions on the TPG Funds' behalf. The settlement, clearing and depository operations for the TPG Funds' securities trading activities are performed pursuant to agreements with counterparties, which are primarily global financial institutions. The TPG Funds manage this risk by monitoring daily the financial condition and credit quality of the parties with which the TPG Funds conduct business, but in the event of default by any of the TPG Funds' counterparties, the loss to the TPG Funds could be material.

The Company is subject to potential concentration risk related to the investors' commitments to TPG Funds. At December 31, 2022, no individual investor accounted for more than 10% of the total committed capital to TPG's active funds.

Furthermore, certain of the TPG Funds' investments are made in private companies and there are generally no public markets for the underlying securities at the current time. The TPG Funds' ability to liquidate their publicly-traded investments are often subject to limitations, including discounts that may be required to be taken on quoted prices due to the number of shares being sold. Subordinate investments held by TPG may be less marketable, or in some instances illiquid, because of the absence of registration under federal securities laws, contractual restrictions on transfer, the small size of the market and the small size of the issue (relative to issues of comparable interests). As a result, the TPG Funds may encounter difficulty in selling its investments or may, if required to liquidate investments to satisfy redemption requests of its investors or debt service obligations, be compelled to sell such investments at less than fair value. Other limitations for TPG to dispose of an investment and realize value include currency fluctuations and natural disasters.

The TPG Funds make investments outside of the United States. Investments outside the United States may be subject to less developed bankruptcy, corporate, partnership and other laws (which may have the effect of disregarding or otherwise circumventing the limited liability structures potentially causing the actions or liabilities of one fund or a portfolio company to adversely impact the TPG Funds or an unrelated fund or portfolio company). Non-U.S. investments are subject to the same risks associated with the TPG Funds' U.S. investments as well as additional risks, such as fluctuations in foreign currency exchange rates, unexpected changes in regulatory requirements, heightened risk of political and economic instability, difficulties in managing non-U.S. investments, potentially adverse tax consequences and the burden of complying with a wide variety of foreign laws.

Furthermore, TPG is exposed to economic risk concentrations related to certain large investments as well as concentrations of investments in certain industries and geographies.

TPG is exposed to economic risk concentrations insofar as the Company is dependent on the ability of the TPG Funds that it manages to compensate it for the services it provides to these TPG Funds. Further, the incentive income component of this compensation is based on the ability of such TPG Funds to generate returns above certain specified thresholds.

Additionally, TPG is exposed to interest rate risk. TPG has debt obligations that have variable rates. Interest rate changes may therefore affect the amount of interest payments, future earnings and cash flows.

TPG's derivative financial instruments contain credit risk to the extent that its counterparties may be unable to meet the terms of the agreements. Some of the markets in which the Company may effect its transactions are "over-the-counter" or "interdealer" markets. The participants in such markets are typically not subject to credit evaluation and regulatory oversight unlike members of exchange-based markets. This exposes the Company to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the applicable contract (whether or not such dispute is bona fide) or because of a credit or liquidity problem, causing the Company to suffer losses. Such "counterparty risk" is accentuated for contracts with longer maturities where events may intervene to prevent settlement, or where the Company has concentrated its transactions with a single or small group of counterparties. TPG attempts to minimize this risk by limiting its counterparties to major financial institutions with strong credit ratings.

11.   Variable Interest Entities

TPG consolidates VIEs in which it is considered the primary beneficiary as described in Note 2 to the Consolidated Financial Statements. TPG's investment strategies differ by TPG Fund; however, the fundamental risks have similar characteristics, including loss of invested capital and loss of management fees and performance allocations. The Company does not provide performance guarantees and has no other financial obligation to provide funding to consolidated VIEs other than its own capital commitments.

The assets of consolidated VIEs may only be used to settle obligations of these consolidated VIEs. In addition, there is no recourse to the Company for the consolidated VIEs' liabilities.

The Company holds variable interests in certain VIEs which are not consolidated as it is determined that the Company is not the primary beneficiary. The Company's involvement with such entities is in the form of direct equity interests and fee arrangements. The fundamental risks have similar characteristics, including loss of invested capital and loss of management fees and performance allocations. Accordingly, disaggregation of TPG's involvement by type of VIE would not provide more useful information. TPG may have an obligation as general partner to provide commitments to unconsolidated VIEs. For the years ended December 31, 2022 and 2021, TPG did not provide any amounts to unconsolidated VIEs other than its obligated commitments.

The maximum exposure to loss represents the loss of assets recognized by TPG relating to non-consolidated entities and any amounts due to non-consolidated entities.

The assets and liabilities recognized in the Company's Consolidated Statements of Financial Condition related to its interest in these non-consolidated VIEs and its maximum exposure to loss relating to non-consolidated VIEs were as follows (in thousands):

| | December 31, | |
	2022	2021
Investments (includes assets pledged of **$475,110** and $492,276)	$ 5,284,981	$ 5,957,356
Due from affiliates	88,847	93,311
VIE-related assets	5,373,828	6,050,667
Potential clawback obligation	1,869,395	1,500,875
Due to affiliates	47,572	36,049
Maximum exposure to loss	$ 7,290,795	$ 7,587,591

RemainCo

In conjunction with the Reorganization described in Note 1 to the Consolidated Financial Statements, the TPG Operating Group and RemainCo entered into certain agreements to effectuate the go-forward relationship between the entities. The arrangements discussed below represent the TPG Operating Group's variable interests in RemainCo, which do not provide the TPG Operating Group with the power to direct the activities that most significantly impact RemainCo's performance and operations. As a result, RemainCo represents a non-consolidated VIE.

RemainCo Performance Earnings Agreement

In accordance with the TPG Operating Group's agreement with RemainCo (the "RemainCo Performance Earnings Agreement"), RemainCo is entitled to distributions in respect of performance allocations from TPG Funds as described below. For certain existing TPG Funds that are advanced in their life cycles, which we refer to as the "Excluded Funds,"

RemainCo is generally entitled to receive distributions of performance allocations not previously designated for partners and employees or unaffiliated third parties, and the TPG Operating Group is not entitled to further performance allocations from the Excluded Funds. For TPG Funds of a more recent vintage and for future TPG Funds, which we collectively refer to as the "Included Funds," RemainCo is entitled to a base performance allocation ranging from 10% to 15% (subject to limited exceptions, including TPG Funds acquired in a business combination or formed with meaningful participation by the counterparty of such business combination) depending upon the Included Fund (the "Base Entitlement").

With respect to any TPG Fund that holds a first closing involving non-affiliated investors (a "First Closing") on or after the fifth anniversary of the IPO, the Base Entitlement will step down ratably for each annual period following the fifth anniversary of the IPO through the fifteenth anniversary. RemainCo will not be entitled to distributions of performance allocations with respect to TPG Funds that have not held a First Closing on or prior to the fifteenth anniversary of the IPO. Once determined, RemainCo's entitlement to the performance allocation percentage with respect to any TPG Fund will remain in effect for the life of the applicable fund.

RemainCo is obligated to fund its pro rata share of clawback obligations with respect to any TPG Fund (in proportion to the Base Entitlement with respect to such TPG Fund) either directly or through indemnity or similar obligations to the TPG Operating Group. In the event that the underlying assets of RemainCo are not sufficient to cover the clawback amount, the TPG Operating Group is obligated to cover any shortfall of the clawback. This shortfall covered by the TPG Operating Group would be required to be repaid by RemainCo out of future distributions.

Further, in the calendar years 2022, 2023 and 2024, if the amount otherwise available under the new discretionary performance allocation program is less than $110.0 million, $120.0 million and $130.0 million, respectively, our Chief Executive Officer can determine to increase the performance allocations available under such performance allocation program by an amount equal to the shortfall plus $10.0 million (which we refer to as "Performance Allocation Increases"), by allocating amounts to the holders of Promote Units that would have otherwise been distributable to RemainCo. The maximum Performance Allocation Increase in any year is $40.0 million.

RemainCo Administrative Services Agreement

The TPG Operating Group has entered into an administrative services agreement with RemainCo whereby the TPG Operating Group provides RemainCo with certain administrative services, including maintaining RemainCo's books and records, tax and financial reporting and similar support which began on January 1, 2022. In exchange for these services, RemainCo pays the TPG Operating Group an annual administration fee in the amount of 1% per annum of the net asset value of RemainCo's assets, with such amount payable quarterly in advance.

Securitization Vehicles

During 2018, certain subsidiaries of the Company issued $200.0 million in privately placed securitization notes. Certain equity interests of these subsidiaries serve as collateral for the notes. The Company used one or more special purpose entities that are considered VIEs to issue notes to third-party investors in the securitization transactions. The notes issued by these VIEs are backed by the cash flows related to the Company's equity method investments ("Participation Rights") in certain funds. The Company determined that it is the primary beneficiary of the securitization vehicles because (i) its servicing responsibilities for the Participation Rights give the Company the power to direct the activities that most significantly impact the performance of the VIEs, and (ii) its variable interests in the VIEs give the Company the obligation to absorb losses and the right to receive residual returns that could potentially be significant. In 2019, certain subsidiaries of the Company issued an additional $50.0 million in privately placed securitization notes.

The transfer of Participation Rights to the special purpose entities are considered sales for legal purposes. However, the Participation Rights and the related debt remain on the Company's Consolidated Statements of Financial Condition. The Company recognizes interest expense on the secured borrowings issued by the special purpose entities.

The Participation Rights of the VIEs, cash and restricted cash serve as the sole source of repayment for the notes issued by these entities. Investors in the notes issued by the VIEs do not have recourse to the Company or to its other assets. Additionally, the Participation Rights and other assets directly held by the VIEs are not available to satisfy the general obligations of the Company.

As the primary beneficiary of these entities, the Company is exposed to credit, interest rate and market risk from the Participation Rights in the VIEs. However, the Company's exposure to these risks did not change as a result of the transfer of Participation Rights to the VIEs. The Company may also be exposed to interest rate risk arising from the secured notes issued by the VIEs. The secured notes issued by the VIEs are shown on the Company's Consolidated Statements of Financial Condition as secured borrowings, net of unamortized issuance costs as of December 31, 2022 and December 31, 2021 of $4.7 million and $5.1 million, respectively.

The following table depicts the total assets and liabilities related to VIE securitization transactions included in the Company's Consolidated Statements of Financial Condition (in thousands):

		December 31,		
		2022		**2021**
Cash and cash equivalents	$	**33,612**	$	24,719
Restricted cash		**13,166**		13,135
Participation rights receivable [a]		**475,110**		492,276
Due from affiliates		**436**		1,146
Total assets	$	**522,324**	$	531,276
Accrued interest	$	**191**	$	191
Due to affiliates and other		**280**		22,470
Secured borrowings, net		**245,259**		244,950
Total liabilities	$	**245,730**	$	267,611

_____

(a)   Participation rights receivable related to VIE securitization transactions are included in investments in the Company's Consolidated Statements of Financial Condition.

12. Debt

The following table summarizes the Company's and its subsidiaries' debt obligations (in thousands):

	Debt Origination Date	Maturity Date	Borrowing Capacity	As of December 31, 2022		As of December 31, 2021	
				Carrying Value	Interest Rate	Carrying Value	Interest Rate
Senior Unsecured Revolving Credit Facility [a]	March 2011	July 2027	$ 700,000	$ —	**5.46 %**	$ —	1.85 %
Subordinated Credit Facility [b]	August 2014	August 2024	30,000	—	**6.71 %**	—	2.35 %
Senior Unsecured Term Loan [c]	December 2021	December 2024	200,000	**199,307**	**5.46 %**	199,494	1.10 %
Secured Borrowings - Tranche A [d]	May 2018	June 2038	200,000	**196,186**	**5.33 %**	195,938	5.33 %
Secured Borrowings - Tranche B [d]	October 2019	June 2038	50,000	**49,073**	**4.75 %**	49,012	4.75 %
Total debt obligations			$1,180,000	**$ 444,566**		$ 444,444	

_____

(a)   In March 2011, TPG Holdings, L.P. entered into a $400.0 million credit facility (the "Senior Unsecured Revolving Credit Facility"). Between 2018 and 2021, TPG Holdings, L.P. entered into the first, second, third and fourth amendments to the Senior Unsecured Revolving Credit Facility to, among other things, release the collateral package under the facility, reduce commitments to $300.0 million and to provide for successor borrowers. In July 2022, TPG Operating Group II, L.P., as borrower, entered into a fifth amendment and restatement of the Senior Unsecured Revolving Credit Facility (the "Amended Senior Unsecured Revolving Credit Facility") to among other things, (i) extend the maturity date of the revolving credit facility from November 2025 to July 2027, (ii) increase the aggregate revolving commitments thereunder from $300.0 million to $700.0 million and (iii) replace LIBOR as the applicable reference rate with the Secured Overnight Financing Rate ("SOFR") and otherwise conform the credit facility to accommodate SOFR as the reference rate. Dollar-denominated principal amounts outstanding under the Amended

Senior Unsecured Revolving Credit Facility accrue interest, at the option of the applicable borrower, either (i) at a base rate plus applicable margin not to exceed 0.25% per annum or (ii) at a term SOFR rate plus a 0.10% per annum adjustment and an applicable margin not to exceed 1.25%. The Company is also required to pay a quarterly commitment fee on the unused commitments under the Amended Senior Unsecured Revolving Credit Facility not to exceed 0.15% per annum, as well as certain customary fees for any issued letters of credit. In August 2022, the Company entered into a first amendment to the Amended Senior Unsecured Revolving Credit Facility, which provides that if the Company is not publicly rated, the applicable margin for borrowings under the facility may be determined using the Company's leverage ratio.

(b) A consolidated subsidiary of the Company entered into two $15.0 million subordinated revolving credit facilities (collectively, the "Subordinated Credit Facility"), for a total commitment of $30.0 million. The Subordinated Credit Facility is available for direct borrowings and is guaranteed by certain members of the TPG Operating Group. In August 2022, the subsidiary extended the maturity date of the Subordinated Credit Facility from August 2023 to August 2024 and replaced LIBOR as the applicable reference rate with SOFR, and otherwise conforms the agreements to accommodate SOFR as the reference rate.

(c) In December 2021, the Company entered into a credit agreement (the "Senior Unsecured Term Loan Agreement") pursuant to which the lenders thereunder agreed to make term loans in a principal amount of up to $300.0 million during the period commencing on December 2, 2021 and ending on the date that is 30 days thereafter. Unused commitments were terminated at the end of such period. The term loans had an interest rate of LIBOR plus 1.00% and will mature in December 2024. In July 2022, the Company entered into an amended and restated term loan agreement (the "Amended Senior Unsecured Term Loan Agreement"). The Amended Senior Unsecured Term Loan Agreement, among other things, replaces LIBOR as the applicable reference rate with SOFR, and otherwise conforms the term loan agreement to accommodate SOFR as the reference rate. Principal amounts outstanding under the Amended Senior Unsecured Term Loan Agreement accrue interest, at the option of the borrower, either (i) at a base rate plus an applicable margin of 0.00% or (ii) at a term SOFR rate plus a 0.10% per annum adjustment and an applicable margin of 1.00%.

(d) The Company's secured borrowings are issued using on-balance sheet securitization vehicles, as further discussed in Note 11 to the Consolidated Financial Statements. The secured borrowings are repayable only from collections on the underlying securitized equity method investments and restricted cash. The secured borrowings are separated into two tranches. Tranche A secured borrowings were issued in May 2018 at a fixed rate of 5.33% with an aggregate principal balance of $200.0 million due June 21, 2038, with interest paid semiannually. Tranche B secured borrowings were issued in October 2019 at a fixed rate of 4.75% with an aggregate principal balance of $50.0 million due June 21, 2038, with interest paid semiannually. The secured borrowings contain an optional redemption feature giving the Company the right to call the notes in full or in part. If the secured borrowings are not redeemed on or prior to June 20, 2028, the Company will pay additional interest equal to 4.00% per annum. The secured borrowings contain covenants and conditions customary in transactions of this nature, including negative pledge provisions, default provisions and operating covenants, limitations on certain consolidations, mergers and sales of assets. At December 31, 2022, the Company is in compliance with these covenants and conditions.

During the years ended December 31, 2022, 2021 and 2020, the Company incurred interest expense of $19.0 million, $14.3 million and $15.7 million, respectively, on its debt obligations.

At December 31, 2022 and 2021, the estimated fair value of the secured borrowings based on current market rates and credit spreads for debt with similar maturities was $231.5 million and $271.6 million, respectively, and the carrying value, excluding unamortized issuance costs, was $250.0 million at December 31, 2022 and 2021.

At December 31, 2022, the fair value of the Company's Senior Unsecured Term Loan was $199.2 million, which approximates its carrying amount represented in the Consolidated Statements of Financial Condition due to its variable rate nature.

13. Income Taxes

As a result of the Reorganization, the Company is treated as a corporation for U.S. federal and state income tax purposes. We are subject to U.S. federal and state income taxes, in addition to local and foreign income taxes, with respect to our allocable share of taxable income generated by the TPG Operating Group partnerships. Prior to the Reorganization, the Company was treated as a partnership for U.S. federal income tax purposes and therefore was not subject to U.S. federal and state income taxes except for certain consolidated subsidiaries that were subject to taxation in the U.S. (federal, state and local) and foreign jurisdictions as a result of their entity classification for tax reporting purposes.

The income (loss) before income taxes includes the following components (in thousands):

| | | Year Ended December 31, | | | | |
		2022		2021		2020
Income (loss) before income taxes						
United States	$	80,872	$	3,171,385	$	1,756,113
International		(104,624)		1,493,650		(307,402)
	$	(23,752)	$	4,665,035	$	1,448,711

The Company has provided U.S. federal, foreign and state and local corporate income tax for certain consolidated subsidiaries. The provision for income taxes consists of the following (in thousands):

		Year Ended December 31,		
		2022	2021	2020
Current income taxes (benefit)				
Federal	$	44,714 $	1,950 $	1,124
State and local		9,466	1,954	1,582
International		5,443	5,010	7,936
		59,623	8,914	10,642
Deferred income taxes (benefit)				
Federal		(21,639)	(223)	(334)
State and local		(4,769)	(105)	(192)
International		(732)	452	(337)
		(27,140)	124	(863)
Income tax expense (benefit)	$	32,483 $	9,038 $	9,779

Income taxes are provided at the applicable statutory rates. The tax effects of temporary differences resulted in the following deferred tax assets and liabilities (in thousands):

		December 31,		
		2022		2021
Deferred tax assets				
Accruals	$	2,063	$	1,637
Investment basis differences		99,018		—
Equity based compensation		10,674		—
Lease liabilities		12,638		—
Fixed assets		369		384
Straight line rent		6		305
Net operating loss carryforwards		—		449
Other		603		125
		125,371		2,900
Less: valuation allowance		(80,340)		(442)
Deferred tax assets, net	$	45,031	$	2,458
Deferred tax liabilities				
Accruals	$	42	$	25
Right-of-use assets		11,157		—
Fixed assets		155		585
Straight-line rent		—		7
Other		218		(314)
Deferred tax liabilities, net	$	11,572	$	303

As of December 31, 2022, the Company has recognized net deferred tax assets before the considerations of valuation allowances in the amount of $113.8 million which primarily relate to excess income tax basis versus book basis differences in connection with the Company's investment in the TPG Operating Group partnerships. The excess of income tax basis in the TPG Operating Group partnerships was primarily due to the Reorganization which resulted in a step-up in the tax basis of certain assets to the Company that will be recovered as those underlying assets are sold or the tax basis is amortized. A portion of the excess income tax basis in the TPG Operating Group partnerships will only reverse upon a sale of the Company's interest in the TPG Operating Group partnerships which is not expected to occur in the foreseeable future. As a result, the Company has recognized a valuation allowance in the amount of $80.3 million against its net deferred tax assets of $113.8 million (resulting in net deferred tax assets after valuation allowance of $33.5 million) as of December 31, 2022, as it is more-likely-than not that this portion of our deferred tax assets is not realizable. The Company evaluates the realizability of its deferred tax asset on a quarterly basis and adjusts the valuation allowance when it is more-likely-than-not that all or a portion of the deferred tax asset may not be realized. Additionally, and concurrent with the Reorganization, the Company recorded a payable pursuant to the Tax Receivable Agreement within other liabilities in the Consolidated Statements of Financial Condition of $18.3 million.

At December 31, 2022, the Company did not have any foreign or federal net operating loss carryforwards, any state or local net operating losses, or any foreign tax credit carryforwards, net of valuation allowance.

The Company also considers projections of taxable income in evaluating its ability to utilize deferred tax assets. In projecting its taxable income, the Company begins with historic results and incorporates assumptions of the amount of future pretax operating income. The assumptions about future taxable income require significant judgment and are consistent with the plans and estimates that the Company uses to manage its business. The Company's projections of future taxable income that include the effects of originating and reversing temporary differences, including those for the tax basis intangibles, indicate that it is more likely than not that the benefits from the deferred tax asset will be realized.

The following table reconciles the U.S. federal statutory tax rate to the effective income tax rate of the Company's income tax expense:

	Year Ended December 31,		
	2022	**2021**	**2020**
U.S. federal taxes at statutory rate	**21.0%**	21.0%	21.0%
Income passed through to partners	**(136.2)**	(20.1)	(24.5)
State and local income taxes	**(25.9)**	—	0.1
Foreign Taxes, net of U.S. foreign tax credits	**(17.3)**	(0.8)	4.1
Equity based compensation	**2.0**	—	—
Change in TPG Operating Group Partnerships tax basis estimate	**21.7**	—	—
Return to Provision	**3.9**	—	—
Change in valuation allowance	**(4.3)**	—	—
Other	**(1.7)**	—	—
Effective income tax rate	**(136.8%)**	0.2%	0.7%

The Company's effective tax rate was (136.8)%, 0.2% and 0.7% for the years ended December 31, 2022, 2021 and 2020, respectively. The Company's effective tax rate is dependent on many factors, including the estimated amount of income subject to tax. Consequently, the effective tax rate can vary from period to period. The Company's overall effective tax rate in each of the periods described above deviates from the statutory rate primarily because (i) the Company was not subject to U.S. federal taxes prior to the Reorganization and (ii) a portion of income and losses are allocated to non-controlling interests, and the tax liability on such income or loss is borne by the holders of such non-controlling interests. In addition, during the year ended December 31, 2022, the Company recognized an income tax benefit in connection with certain changes in estimate of the income tax basis of the Company's investments in the TPG Operating Group partnerships at the time of the Reorganization.

The following is a tabular reconciliation of unrecognized tax benefits, excluding interest and penalties (in thousands):

	Year Ended December 31,					
	2022		**2021**		**2020**	
Unrecognized tax benefits - January 1	$	**1,965**	$	1,760	$	1,459
Additions related to current year positions		**259**		359		363
Additions related to prior year positions		**—**		—		—
Reductions for tax positions of prior years		**—**		(119)		—
Settlements		**—**		—		—
Lapse of statute of limitations		**—**		—		—
Exchange rate fluctuations		**(200)**		(35)		(62)
Unrecognized tax benefits - December 31	$	**2,024**	$	1,965	$	1,760

The Company recognizes interest accrued on uncertain tax benefits in income tax expense. For the years ended December 31, 2022, 2021, 2020, the Company recognized interest of $1.1 million, $0.9 million and $0.8 million, respectively. The Company recognized penalties of $1.3 million for each of the years ended December 31, 2022, 2021, 2020.

The Company does not believe that it has any tax position for which it is reasonably possible that it will be required to record significant amounts of unrecognized tax benefits within the next twelve months. The Company applies the provisions of ASC 740, which clarifies the accounting and disclosure for uncertainty in tax positions. The Company analyzed its tax filing positions for all federal, state, local and foreign tax jurisdictions where it is required to file income tax returns, as well as for all open tax years in these jurisdictions.

In the normal course of business, the Company is subject to examination by U.S. federal and certain state, local and foreign tax regulators. At December 31, 2022, U.S. federal tax returns related to predecessor entities for the years 2019 through 2021 are generally open under the normal statute of limitations and therefore subject to examination. State and local tax returns of our predecessor entities are generally open to audit for tax years between 2018 to 2021. In addition, certain foreign subsidiaries' tax returns from 2016 to 2021 are also open for examination by various regulators. The Company files its tax returns as prescribed by the tax laws of the jurisdictions in which it operates. Although the outcome of tax audits is always uncertain, the Company does not believe the outcome of any future audit will have a material adverse effect on the Company's Consolidated Financial Statements.

On August 16, 2022, the Inflation Reduction Act of 2022 ("IRA") was enacted in the United States. The IRA, among other things, includes a 15% minimum tax on adjusted financial statement income of corporations with average annual adjusted financial statement income in excess of $1 billion over a three-year period, a 1% excise tax on stock repurchases and additional clean energy tax incentives. The IRA applies to tax years beginning after December 31, 2022. The Company will continue to evaluate its future impact as regulations are issued by the U.S. Department of the Treasury.

14. Sale of non-controlling interests in consolidated entities

In June 2017, the Holdings Companies sold an equity interest in the Former Affiliate of 1.5625% to a strategic investor for an aggregate price of $50.0 million. The Holdings Companies received $17.5 million in proceeds upon closing with the balance to be paid in equal installments over three years. The Company received $10.8 million in the year ended December 31, 2020. The payments are shown in the Consolidated Statements of Changes in Equity. As of December 31, 2020, the receivable for the sale of non-controlling interests in consolidated entities had been settled in full. The sale of the equity interests was subject to a put provision whereby, under limited circumstances, the Holdings Companies would be required to repurchase all the equity interest previously sold in excess of any distributions received. This provision expired in June 2022.

15. Related Party Transactions

Due from and Due to Affiliates

Due from affiliates and due to affiliates consist of the following (in thousands):

| | December 31, | |
	2022	2021
Portfolio companies	$ 57,492	$ 42,067
Partners and employees	2,270	2,760
Other related entities	54,030	47,183
Unconsolidated VIEs	88,847	93,311
Due from affiliates	$ 202,639	$ 185,321
Portfolio companies	$ 10,367	$ 6,567
Partners and employees	60,309	125,429
Other related entities	21,615	658,954
Unconsolidated VIEs	47,572	36,049
Due to affiliates	$ 139,863	$ 826,999

Affiliate receivables and payables historically have been settled in the normal course of business without formal payment terms, generally do not require any form of collateral and do not bear interest.

Fund Investments

Certain of the Company's investment professionals and other individuals have made discretionary investments of their own capital in the TPG Funds. These investments are generally not subject to management fees or performance allocations at the discretion of the general partner. Investments made by these individuals during the years ended December 31, 2022 and 2021 totaled $154.8 million and $211.3 million, respectively.

Fee Income from Affiliates

Substantially all revenues are generated from TPG Funds, limited partners of TPG Funds, or Portfolio Companies. The Company disclosed revenues in Note 2 to the Consolidated Financial Statements.

Notes Receivable from Affiliates

From time to time, the Company makes loans to its employees and other affiliates. Certain of these loans are collateralized by underlying investment interests of the borrowers. The outstanding balance of these notes was $1.6 million and $1.0 million at December 31, 2022 and December 31, 2021, respectively.

These notes generally incur interest at floating rates, and such interest, which is included in interest, dividends and other in the Consolidated Financial Statements, totaled less than $0.1 million for the year ended December 31, 2022, and $0.5 million for each of the years ended December 31, 2021 and 2020.

Aircraft Services

The Company terminated its leases of aircraft owned by entities controlled by certain partners of the Company in January 2022. The termination of the leases resulted in the derecognition of a right-of-use asset and a corresponding lease liability of $13.6 million. For the year ended December 31, 2022, the Company made no lease payments to entities controlled by certain partners of the Company. For the year ended December 31, 2021, such lease payments, which were paid to entities controlled by certain partners of the Company, totaled $4.9 million.

RemainCo Administrative Services Agreement

The TPG Operating Group has entered into an administrative services agreement with RemainCo whereby the TPG Operating Group provides RemainCo with certain administrative services, including maintaining RemainCo's books and records, tax and financial reporting and similar support which began on January 1, 2022. In exchange for these services, RemainCo pays the TPG Operating Group an annual administration fee in the amount of 1% per annum of the net asset value of RemainCo's assets, with such amount payable quarterly in advance. The fees earned by the Company for the year ended December 31, 2022 were $19.8 million and recorded in expense reimbursements and other within revenues in the Consolidated Financial Statements.

Other Related Party Transactions

The Company has entered into contracts to provide services or facilities for a fee with certain related parties. A portion of these fees are recognized within expense reimbursements and other in the amount of $23.5 million, $21.8 million and $16.6 million for the years ended December 31, 2022, 2021 and 2020, respectively. During the years ended December 31, 2022, 2021 and 2020, these related parties have made payments associated with these arrangements of $26.2 million, $27.9 million and $21.1 million, respectively.

16.   Redeemable equity attributable to consolidated Public SPACs

Investment in SPACs

The Company invests in and sponsors SPACs which are formed for the purposes of effecting a merger, asset acquisition, stock purchase, reorganization or other business combination. In the IPO of each of these SPACs, either common shares or units (which include one Class A ordinary share and, in some cases, a fraction of a redeemable public warrant which entitles the holder to purchase one share of Class A ordinary shares at a fixed exercise price) are sold to investors. Each SPAC provides its public shareholders the option to redeem their shares either (i) in connection with a shareholder meeting to approve the business combination or (ii) by means of a tender offer. Assets held in Trust Accounts relate to gross proceeds received from the IPO and can only be used for the initial business combination and any possible investor redemptions. If the SPAC is unable to complete a business combination within a specified time frame, typically within 24 months of the IPO close date, the SPACs will redeem all public shares. The ownership interest in each SPAC which is not owned by the Company is reflected as redeemable equity attributable to Public SPACs in the accompanying Consolidated Financial Statements.

The Company consolidates these SPACs during the period before the initial business combination, and therefore the Class F ordinary shares, Class G ordinary shares, private placement shares, private placement warrants and FPAs with consolidated related parties are eliminated in consolidation.

In August 2021, AFTR, a SPAC, completed an initial public offering. AFTR sold 25,000,000 units at a price of $10.00 per unit for total IPO proceeds of $250.0 million. Each unit consists of one Class A ordinary share of AFTR at $0.0001 par value and one-third of one warrant.

In April 2021, YTPG, a SPAC, completed an initial public offering. YTPG sold 40,000,000 shares at a price of $10.00 per share for total IPO proceeds of $400.0 million. Each share consists of one Class A ordinary share of YTPG at $0.0001 par value. Prior to the IPO, YTPG entered into FPAs for an aggregate purchase price of $175.0 million, of which the Company is responsible for $24.9 million as of December 31, 2022.

In October 2020, TPG PACE Beneficial Finance Corp. ("TPGY"), a SPAC, completed an initial public offering. TPGY sold 35,000,000 units at a price of $10.00 per unit for total IPO proceeds of $350.0 million. Each unit consisted of one Class A ordinary share of TPGY at $0.0001 par value and one-fifth of one warrant.

On October 11, 2022, TPGY redeemed all of its Class A Shares at a per-share redemption price of approximately $10.06, because TPGY did not consummate an initial business combination within the time period required by its Amended and Restated Memorandum and Articles of Association. As of October 11, 2022, the Class A Shares were deemed cancelled and represented only the right to receive the Redemption Amount. There will be no redemption rights or liquidating distributions with respect to the TPGY's warrants, which expired with no value. FPAs entered into by TPGY at the time of its IPO were terminated on October 11, 2022. After October 11, 2022, TPGY ceased all operations except for those required to wind up its business.

Redeemable equity from consolidated Public SPACs

Redeemable equity from consolidated Public SPACs represents the shares issued by the Company's consolidated Public SPACs that are redeemable for cash in the event of an election to redeem by individual public shareholders at the time of the business combination. Additionally, these shares become automatically redeemable with the Public SPAC's failure to complete a business combination, tender offer or stockholder approval provisions. The ownership interest in each SPAC which is not owned by the Company is reflected as redeemable equity from consolidated Public SPACs in the accompanying Consolidated Financial Statements.

Offering costs related to Class A ordinary shares issued by SPACs consisted of legal, accounting, underwriting fees and other costs incurred that are directly related to the IPO. Offering costs for the year ended December 31, 2021 totaled approximately $54.1 million, inclusive of $32.7 million in deferred underwriting commissions, and were charged to redeemable equity. Offering costs for the year ended December 31, 2020 totaled approximately $46.0 million, inclusive of $28.0 million in deferred underwriting commissions. The Company had no such activity for the year ended December 31, 2022. Approximately $44.7 million of the offering costs were related to the issuance of Class A ordinary shares and charged to redeemable equity and approximately $1.3 million of the offering costs were related to the warrant liabilities and charged to the Consolidated Statement of Operations.

As of December 31, 2022 and 2021, the redeemable equity consisted of 65.0 million and 100.0 million outstanding Class A ordinary shares, respectively. These interests were classified outside of partners' capital totaling $653.6 million and $1,000.0 million, respectively, which represented the full redemption value and equals the assets held in Trust Accounts. The following table summarizes the adjustments to redeemable equity (in thousands):

	Year Ended December 31,		
	2022	**2021**	**2020**
Beginning balance	$ 1,000,027	$ 800,011	$ —
IPO share proceeds	—	935,000	800,000
Current and deferred offering costs	12,959	(54,141)	(44,702)
Bifurcation of warrant liabilities	—	(12,500)	(24,000)
Net income (loss) attributable to redeemable equity	14,648	155,131	(195,906)
Redemptions / withdrawals	(352,014)	(304,760)	—
Deconsolidation	—	(430,265)	—
Change in redemption value of redeemable non-controlling interest	(21,985)	(88,449)	264,619
Total redeemable equity	$ 653,635	$ 1,000,027	$ 800,011

17. Operating Leases

The following tables summarize the Company's lease cost, cash flows, and other supplemental information related to its operating leases.

The components of lease expense were as follows (in thousands):

	Year Ended December 31,		
	2022	**2021**	**2020**
Lease cost [(a)]:			
Operating lease cost	$ **26,371**	$ 37,330	$ 35,995
Short-term lease costs	**562**	416	184
Variable lease cost	**6,381**	5,067	2,478
Sublease income	**(3,947)**	(5,807)	(4,000)
Total lease cost	$ **29,367**	$ 37,006	$ 34,657
Weighted-average remaining lease term	**7.1**	7.4	8.3
Weighted-average discount rate	**4.11 %**	4.11 %	4.09 %

_____

(a)   Office rent expense for the years ended December 31, 2022, 2021 and 2020 was $26.1 million, $32.0 million and $30.9 million, respectively.

Supplemental Consolidated Statements of Cash Flows information related to leases were as follows (in thousands):

	Year Ended December 31,		
	2022	**2021**	**2020**
Cash paid for amounts included in the measurement of lease liabilities	$ **28,458**	$ 29,224	$ 29,427
Non-cash right-of-use assets obtained in exchange for new operating lease liabilities	**6,311**	5,634	6,035
Non-cash right-of-use assets and lease liability termination	**(13,375)**	—	—

The following table shows the undiscounted cash flows on an annual basis for operating lease liabilities as of December 31, 2022 (in thousands):

Year Due	Lease Amount
2023	$ **19,000**
2024	**25,319**
2025	**27,862**
2026	**19,765**
2027	**18,423**
Thereafter	**62,614**
Total future undiscounted operating lease payments	**172,983**
Less: imputed interest	**(25,096)**
Present value of operating lease liabilities	$ **147,887**

18.   **Commitments and Contingencies**

Guarantees

Certain of the Company's consolidated entities have guaranteed debt or obligations. At December 31, 2022 and 2021, the maximum obligations guaranteed under these agreements totaled $1,120.8 million and $715.0 million, respectively. At December 31, 2022, the guarantees had expiration dates as follows (in thousands):

Maturity Date	Guarantee Amount
August 2024	$ 30,000
December 2024	200,000
June 2026	60,000
December 2026	103,718
July 2027	700,000
June 2030	27,050
Total	$ 1,120,768

At December 31, 2022 and 2021, the outstanding amount of debt on obligations related to these guarantees was $327.8 million and $341.3 million, respectively.

Letters of Credit

The Company had $0.5 million and $0.7 million in letters of credit outstanding at December 31, 2022 and 2021, respectively.

Commitments

At December 31, 2022, the third party investors of the consolidated Public SPACs had unfunded capital commitments of $150.1 million to the consolidated Public SPACs.

At December 31, 2022, the TPG Operating Group had unfunded investment commitments of $365.8 million to the TPG Funds, consolidated Public SPACs and other strategic investments.

Contingent Obligations (Clawback) With Affiliates

The governing agreements of the TPG funds that pay performance allocations generally include a clawback provision that, if triggered, may give rise to a contingent obligation requiring the general partner to return amounts to the fund for distribution to the fund investors at the end of the life of the fund. Performance allocations received by the general partners of the respective TPG funds are subject to clawback to the extent the performance allocations received by the general partners exceeds the amount the general partners are ultimately entitled to receive based on cumulative fund results.

At December 31, 2022, if all investments held by the TPG funds were liquidated at their current unrealized fair value, there would be clawback of $58.3 million, net of tax, for which a performance fee reserve was recorded within other liabilities in the Consolidated Financial Statements.

At December 31, 2022, if all remaining investments were deemed worthless, a possibility management views as remote, the amount of performance allocations subject to potential clawback would be $1,869.4 million on a pre-tax basis.

During the year ended December 31, 2022, the general partners made no payments on the clawback liability.

Legal Actions and Other Proceedings

From time to time, the Company is involved in legal proceedings, litigation and claims incidental to the conduct of our business, including with respect to acquisitions, bankruptcy, insolvency and other types of proceedings. Such lawsuits may involve claims against our Portfolio Companies that adversely affect the value of certain investments owned by TPG's funds. The Company's business is also subject to extensive regulation, which has and may result in the Company becoming subject to examinations, inquiries and investigations by various U.S. and non-U.S. governmental and regulatory agencies, including but not limited to the SEC, Department of Justice, state attorneys general, Financial Industry Regulatory Authority and the U.K. Financial Conduct Authority. Such examinations, inquiries and investigations may result in the commencement of civil, criminal or administrative proceedings or fines against the Company or its personnel.

The Company accrues a liability for legal proceedings in accordance with U.S. GAAP, in particular, the Company establishes an accrued liability for loss contingencies when a settlement arising from a legal proceeding is both probable and reasonably estimable. If the matter is not probable or reasonably estimable, no such liability is recorded. Examples of this include: (i) the proceedings may be in early stages; (ii) damages sought may be unspecified, unsupportable, unexplained or uncertain; (iii) discovery may not have been started or is incomplete; (iv) there may be uncertainty as to the outcome of pending appeals or motions; (v) there may be significant factual issues to be resolved or (vi) there may be novel legal issues or unsettled legal theories to be presented or a large number of parties. Consequently, management is unable to estimate a range of potential loss, if any, related to such matters. Even when the Company accrues a liability for a loss contingency such cases, there may be an exposure to loss in excess of any amounts accrued. Loss contingencies may be, in part or in whole, subject to insurance or other payments such as contributions and/or indemnity, which may reduce any ultimate loss.

In November 2019, it became probable that the Company would settle a dispute with the Internal Revenue Service for approximately $7.5 million. This settlement did not result in a change to the Company's previously filed Federal income tax returns. In the fourth quarter of 2020, the Company recorded this expected settlement amount in general, administrative, and other in the Consolidated Statements of Operations and the offsetting payable in accounts payable and accrued expenses in the Consolidated Statements of Financial Condition.

In December 2020, the Company settled the dispute with the Internal Revenue Service by making a payment of approximately $7.8 million and recorded additional expenses of $0.3 million in general, administrative, and other in the Consolidated Statements of Operations.

Based on information presently known by management, the Company has not recorded a potential liability related to any pending legal proceeding and is not subject to any legal proceedings that we expect to have a material impact on our operations, financial positions or cash flows. It is not possible, however, to predict the ultimate outcome of all pending legal proceedings, and the claimants in the matter discussed below seek potentially large and indeterminate amounts. As such, although we do not consider such an outcome likely, given the inherent unpredictability of legal proceedings, it is possible that an adverse outcome in the matter described below or certain other matters could have a material effect on the Company's financial results in any particular period.

Since 2011, a number of TPG-related entities and individuals, including David Bonderman and Jim Coulter, have been named as defendants/respondents in a series of lawsuits in the United States, United Kingdom, and Luxembourg concerning an investment TPG held from 2005-2007 in a Greek telecommunications company, known then as TIM Hellas ("Hellas"). Entities and individuals related to Apax Partners, a London based investment firm also invested in Hellas at the time, are named in the suits as well. The cases all allege generally that a late 2006 refinancing of the Hellas group of companies was improper.

To date, most of the lawsuits filed in New York Federal and State courts against TPG and Apax-related defendants have been dismissed, with those dismissals upheld on appeal, or the appeal period has passed. A lawsuit pending in the District Court of Luxembourg against two former TPG partners and two individuals related to Apax involved in the investment has been decided after trial in their favor on all claims and is now on appeal. In February 2018, a High Court case in London against a number of TPG and Apax related parties and individuals was abandoned by the claimants in the early days of a scheduled six-week trial with costs of $9.5 million awarded to the TPG and Apax-related parties, of which $3.4 million was awarded to TPG.

In addition to the Luxembourg appeal, two cases in New York state court are active against TPG and Apax-related parties concerning the Hellas investment. Motions to dismiss by all defendants were made in both actions with the Court now having granted and denied in part those motions, paring back the parties, claims and amounts at issue. Appeals are pending as to the ruling in one matter (with immediate appeals possible as to the ruling in the other). No trial date has been set in either of the two active actions. The prior noted stayed federal actions have now been dismissed by court order and stipulation.

The Company believes that the suits related to the Hellas investment are without merit and intends to continue to defend them vigorously.

In October 2022, the Company received a document request from the SEC focusing on the use and retention of business-related electronic communications, which, as has been publicly reported, is part of an industry-wide review. The Company is cooperating with the SEC's request.

Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide general indemnifications. In addition, certain of the Company's funds have provided certain indemnities relating to environmental and other matters and has provided nonrecourse carve-out guarantees for fraud, willful misconduct and other customary wrongful acts, each in connection with the financing of certain real estate investments that the Company has made. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of material loss to be remote.

19. Net Income (Loss) Per Class A Common Share

Basic and diluted net income (loss) per share of Class A common stock is presented from January 13, 2022 through December 31, 2022, the period following the Reorganization and IPO. There were no shares of Class A common stock outstanding prior to January 13, 2022, therefore no income per share information has been presented for any period prior to that date.

The Company calculates its basic and diluted income (loss) per share using the two-class method for all periods presented, which defines unvested share-based payment awards that contain nonforfeitable rights to dividends as participating securities. The two-class method is an allocation formula that determines income per share for each share of common stock and participating securities according to dividends declared and participation rights in undistributed earnings. Under this method, all income (distributed and undistributed) is allocated to common shares and participating securities based on their respective rights to receive dividends.

In computing the dilutive effect that the exchange of TPG Operating Group partnership units would have on net income available to Class A common stock per share, TPG considered that net income (loss) available to holders of shares of Class A common stock would increase due to the elimination of non-controlling interests in the TPG Operating Group, inclusive of any tax impact. The hypothetical conversion may be dilutive to the extent there is activity at the TPG Inc. level that has not previously been attributed to the non-controlling interests or if there is a change in tax rate as a result of a hypothetical conversion.

The following table sets forth reconciliations of the numerators and denominators used to compute basic and diluted net income (loss) per share of Class A common stock (in thousands, except share and per share data):

		Year Ended December 31, 2022
Numerator:		
Net income (loss)	$	(56,235)
Less:		
Net loss attributable to redeemable equity in Public SPACs prior to IPO		(517)
Net income attributable to other non-controlling interests prior to Reorganization and IPO		966
Net income attributable to TPG Group Holdings prior to Reorganization and IPO		5,256
Net income (loss) subsequent to IPO		(61,940)
Less:		
Net income attributable to redeemable equity in Public SPACs subsequent to IPO		15,165
Net loss attributable to non-controlling interests in TPG Operating Group subsequent to IPO		(180,824)
Net income attributable to other non-controlling interests subsequent to IPO		11,293
Net income attributable to Class A Common Stockholders prior to distributions		92,426
Reallocation of earnings to unvested participating restricted stock units		(4,994)
Net income attributable to Class A Common Stockholders - Basic		87,432
Net loss assuming exchange of non-controlling interest		(147,133)
Reallocation of income from participating securities assuming exchange of Common Units		132
Net income (loss) attributable to Class A Common Stockholders - Diluted	$	(59,569)
Denominator:		
Weighted-Average Shares of Common Stock Outstanding - Basic		79,255,411
Exchange of Common Units to Class A Common Stock		229,652,641
Weighted-Average Shares of Common Stock Outstanding - Diluted		308,908,052
Net income (loss) available to Class A common stock per share		
Basic	$	1.10
Diluted	$	(0.19)
Dividends declared per share of Class A Common Stock [(a)]	$	1.09

_____

(a) Dividends declared reflects the calendar date of the declaration for each distribution. The fourth quarter dividends were declared on February 15, 2023 and are payable on March 10, 2023.

20. Equity-Based Compensation

In conjunction with the IPO, TPG employees, certain of the Company's executives and certain non-employees received grants of equity-based awards in the form of restricted stock units which entitle the holder to one share of Class A common stock upon vesting. These grants were issued as part of the IPO to promote broad ownership of the firm among its employees and further align its interests with those of its shareholders. As a result of the Reorganization and the IPO, the Company's current partners hold restricted indirect interests in Common Units through TPG Partner Holdings, L.P. ("TPG Partner Holdings") and indirect economic interests through RemainCo. In conjunction with the Reorganization, TPG Partner Holdings distributed its interest in RemainCo and the underlying assets as part of a common control transaction to its existing owners, which are the Company's current and former partners. No changes were made to the terms of the unvested units. TPG Partner Holdings and RemainCo are presented as non-controlling interest holders within our Consolidated Financial Statements. The interests in TPG Partner Holdings ("TPH Units") and indirectly in RemainCo ("RPH Units") are generally subject to both service-based vesting, primarily over a four to seven-year period from the date of grant or, in certain cases, to performance conditions. Holders of these interests participate in distributions regardless of the vesting status. Additionally, as a result of the Reorganization, the IPO and the acquisition of the final 33.3% of NQ Manager discussed in Note 3 to the Consolidated Financial Statements, certain TPG partners and NewQuest principals were granted Common Units directly at TPG Operating Group ("TOG Units") and Class A common stock (collectively with "TOG Units," the "Other IPO-Related Awards") subject to both service and performance conditions, which are deemed probable of achieving.

The following table summarizes the granted and outstanding awards for the year ended December 31, 2022 (in millions, including share data):

	Shares / Units Granted for the year ended December 31, 2022	Shares / Units Outstanding as of December 31, 2022	Compensation Expense for the year ended December 31, 2022	Unrecognized Compensation Expense as of December 31, 2022
Restricted Stock Units				
IPO Service-Vesting Awards	10.2	9.4	$ 68.9	$ 215.5
IPO Executive Service-Vesting Awards	1.1	1.1	6.3	26.2
IPO Executive Performance Condition Awards	1.1	1.1	5.2	13.0
Ordinary Service-Vesting Awards	0.7	0.7	2.8	16.0
Ordinary Performance-Vesting Awards	0.1	0.1	0.6	3.0
Total Restricted Stock Units	**13.2**	**12.4**	**$ 83.8**	**$ 273.7**
Other IPO-Related Awards				
Unvested TOG Common Units	2.4	2.2	$ 24.3	$ 40.9
Unvested Class A Common Stock	1.8	1.7	17.1	35.1
Total Other IPO-Related Awards	**4.2**	**3.9**	**$ 41.4**	**$ 76.0**

	Unvested Units at IPO	Unvested Units Outstanding as of December 31, 2022	Compensation Expense for the year ended December 31, 2022	Unrecognized Compensation Expense as of December 31, 2022
TPH and RPH Units				
TPH units	66.6	50.3	$ 426.9	$ 1,211.6
RPH units	0.6	0.4	81.7	209.7
Total TPH and RPH Units	**67.2**	**50.7**	**$ 508.6**	**$ 1,421.3**

Restricted Stock Units

Under the Company's 2021 Omnibus Equity Incentive Plan (the "Omnibus Plan"), the Company is permitted to grant equity awards representing ownership interests in TPG Inc.'s Class A common stock. On January 13, 2022, the Omnibus Plan became effective and the Company authorized for issuance 30,694,780 shares of TPG Inc.'s Class A common stock, which, pursuant to the Omnibus Plan's evergreen provision, such share reserve was increased to 43,492,763 shares of TPG Inc.'s Class A common stock on January 6, 2023.

For the year ended December 31, 2022, the Company recorded equity-based compensation expense of $83.8 million.

IPO and Ordinary Service-Vesting Awards

Under the Omnibus Plan, the Company granted equity awards that are subject to service-based vesting, primarily over a four to six-year period from the date of grant ("Service-Vesting Awards"). Holders of the Service-Vesting Awards participate in dividends whether the awards are unvested or vested.

The Company awarded 10.2 million of restricted stock units to employees and certain non-employees of the Company in conjunction with the IPO. Additionally, for the year ended December 31, 2022, the Company issued 0.7 million of ordinary Service-Vesting Awards. The related expense associated with awards granted to certain non-employees of the Company is recognized in general, administrative and other in our Consolidated Statements of Operations and totaled $7.1 million for the year ended December 31, 2022. This excludes 2.2 million of restricted stock units granted to certain executives ("Executive Awards") in conjunction with the IPO.

The fair value is based on the grant date fair value, which considers the public share price of the Company's Class A common stock. The following table presents the rollforward of the Company's unvested Service-Vesting Awards for the year ended December 31, 2022 (awards in millions):

	Service-Vesting Awards	Weighted-Average Grant Date Fair Value
Balance at December 31, 2021	—	$ —
Granted	10.9	29.42
Vested, settled	(0.2)	29.50
Forfeited	(0.6)	29.48
Balance at December 31, 2022	10.1	$ 29.41

As of December 31, 2022, there was approximately $231.5 million of total estimated unrecognized compensation expense related to unvested Service-Vesting Awards, which is expected to be recognized over the weighted average remaining requisite service period of 3.5 years.

Subsequent to December 31, 2022, we granted 3.7 million in Ordinary Service-Vesting Awards. The units will vest in equal tranches over a period of three years.

Ordinary Performance-Vesting Awards

Under the Omnibus Plan, the Company also granted 0.1 million of ordinary equity awards that are subject to both service and performance conditions ("Performance-Vesting Awards"). The weighted-average grant date fair value per share was $26.93 for these awards. For year ended December 31, 2022, the Company recorded equity-based compensation expense of $0.6 million. Further, as of December 31, 2022, there was approximately $3.0 million of total estimated unrecognized compensation expense related to unvested Performance-Vesting Awards, which is expected to be recognized over the weighted average remaining requisite service period of 3.1 years.

IPO Executive Awards

Under the Omnibus Plan, the Company also granted 2.2 million of Executive Awards in order to incentivize and retain key members of management and further their alignment with our shareholders in conjunction with the IPO. The Executive Awards includes awards of (i) 1.1 million restricted stock units subject to service-based vesting over a five-year service period beginning with the second anniversary of the grant date ("Executive Service-Vesting Awards") and (ii) 1.1 million market and service based restricted stock units ("Executive Performance Condition Awards"). Each Executive Performance Condition Award is comprised of two parts: (i) a time-based component requiring a five-year service period ("Type I") and (ii) a market price component with a target Class A common stock share price at either $44.25 within five years or $59.00 within eight years ("Type II"). Dividend equivalents are paid on vested and unvested Executive Service-Vesting Awards when the dividend occurs. Dividend equivalents accrue for vested and unvested Executive Performance Condition Awards and are paid only when both the applicable service and performance conditions are satisfied.

The fair value of the Executive Service-Vesting Awards, $32.5 million, is based on the grant date fair value, which considers the public share price of the Company's Class A common stock. Compensation expense for those awards is recognized on a straight-line basis. The grant date fair value of the Executive Performance Condition Awards made during the year ended December 31, 2022 was $18.2 million and was based on a Monte-Carlo simulation valuation model. Compensation expense for those awards is recognized using the accelerated attribution method on a tranche by tranche basis.

The following table presents the rollforwards of the Company's unvested Executive Awards for the year ended December 31, 2022 (awards in millions):

	Executive Service-Vesting Awards	Grant Date Fair Value	Executive Performance Condition Awards	Weighted Average Grant Date Fair Value
Balance at December 31, 2021	—	$ —	—	$ —
Granted	1.1	29.50	1.1	16.58
Vested	—	—	—	—
Forfeited	—	—	—	—
Balance at December 31, 2022	**1.1**	**$ 29.50**	**1.1**	**$ 16.58**

Below is a summary of the grant date fair value based on the Monte-Carlo simulation valuation model.

Vesting Condition	Grant Date Fair Value
Type I	$ 17.58
Type II	$ 15.59

Significant Assumptions	Type I	Type II
TPG Class A common stock share price as of valuation date	$ 29.50	$ 29.50
Volatility	35.0 %	35.0 %
Dividend Yield	4.0 %	4.0 %
Risk-free rate	1.46 %	1.65 %
Cost of Equity	10.7 %	10.7 %

As of December 31, 2022, there was approximately $26.2 million of total estimated unrecognized compensation expense related to unvested Executive Service-Vesting Awards, which is expected to be recognized over the weighted average remaining requisite service period of 4.0 years. There was approximately $13.0 million of unrecognized compensation expense related to unvested Executive Performance Condition Awards, which is expected to be recognized over the weighted average remaining requisite service period of 2.8 years.

TPH and RPH Awards

We account for the TPH Units and RPH Units as compensation expense in accordance with ASC Topic 718, Compensation – *Stock Compensation* ("ASC 718"). The unvested TPH and RPH Units are recognized as equity-based compensation subject to primarily service vesting conditions and in certain cases performance conditions, which are currently deemed probable of achieving. The Company recognized compensation expense of $508.6 million for the year ended December 31, 2022. The Company had no such compensation expense for the year ended December 31, 2021. There is no additional dilution to our stockholders related to these interests. Contractually these units are only related to non-controlling interest holders of the TPG Operating Group, and there is no impact to the allocation of income and distributions to TPG Inc. Therefore, we have allocated these expense amounts to our non-controlling interest holders.

The following table presents the rollforwards of the Company's unvested TPH Units and RPH Units for the period commencing on January 13, 2022 and ending on December 31, 2022 (units in millions):

	TPH Units		RPH Units	
	Partnership Units	**Grant Date Fair Value**	**Partnership Units**	**Grant Date Fair Value**
Balance at January 13, 2022	34.0 $	23.60	0.6 $	457.10
Granted	34.2	25.06	—	—
Vested	(17.4)	24.41	(0.2)	457.10
Forfeited	(0.5)	24.78	—	—
Balance at December 31, 2022	50.3 $	24.38	0.4 $	457.10

As of December 31, 2022, there was approximately $1,421.3 million of total estimated unrecognized compensation expense related to unvested TPH and RPH Units.

Other IPO-Related Awards

In accordance with ASC 718 the Other IPO-Related Awards are also recognized as equity-based compensation. The expense for the year ended December 31, 2022 totaled $41.4 million. The Company had no such expense for the year ended December 31, 2021. As TPG Operating Group holders would accrete pro-rata or benefit directly upon forfeiture of those awards, this compensation expense was allocated pro-rata to all controlling and non-controlling interest holders of TPG Inc. The weighted average grant date fair value of the TOG Units was $27.29 and of Class A common stock was $29.50. Total unrecognized compensation expense related to outstanding unvested awards as of December 31, 2022 was $76.0 million, of which our TOG Units and Class A common stock represented $40.9 million and $35.1 million, respectively.

Other compensation matters

TPG provides voluntary defined contribution plans for its U.S. and U.K. employees who meet certain eligibility requirements. The current defined contribution plan for U.S. employees is a 401(k) profit-sharing plan that was adopted in May 1996. The current defined contribution plan for U.K. employees is a pension plan that was adopted in January 2010. Employees may elect to make contributions up to legally established limits. Both plans provide for employer contributions at the Company's discretion. The Company's contribution expenses were $12.7 million, $10.9 million and $11.2 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Compensation includes a significant performance-based component in the form of discretionary bonuses. The Company incurred discretionary bonus expense of $205.4 million, $340.9 million and $293.9 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Certain employees of the Company receive awards from TPG RE Finance Trust, Inc. ("TRTX"), a publicly traded real estate investment trust, externally managed and advised by TPG RE Finance Trust Management, L.P., a wholly-owned subsidiary of the Company, for services provided to TRTX. Generally, these awards vest over four years for employees and at grant date for directors of TRTX.

The awards granted to certain employees of the Company are recorded in other assets and due to affiliates on the grant date in the Consolidated Statements of Financial Condition. The grant date fair value of the asset is amortized through compensation and benefits expense on a straight-line basis over the vesting period in the Consolidated Statements of Operations. Compensation and benefits expense is offset by related management fees earned by the Company from TRTX. During the year ended December 31, 2022, the Company recognized less than $0.01 million of management fees and compensation and benefits expense. For the year ended December 31, 2021, the Company recognized $9.5 million of such expense.

21. **Equity**

The Company has two classes of common stock outstanding, Class A common stock and Class B common stock. Class A common stock is traded on the Nasdaq Global Select Market. The Company is authorized to issue 2,240,000,000 shares of Class A common stock with a par value of $0.001 per share, 100,000,000 shares of nonvoting Class A common stock, 750,000,000 shares of Class B common stock with a par value of $0.001 per share, and 25,000,000 shares of preferred stock, with a par value of $0.001 per share. Each share of the Company's Class A common stock entitles its holder to one vote, and each share of our Class B common stock entitles its holder to ten votes. Holders of Class A common stock and Class B common stock generally vote together as a single class on all matters presented to the Company's stockholders for their vote or approval. The nonvoting Class A common stock have the same rights and privileges as, rank equally and share ratably with, and are identical in all respects as to all matters to, the Class A common stock, except that the nonvoting Class A common stock have no voting rights other than such rights as may be required by law. Holders of Class A common stock are entitled to receive dividends when and if declared by the board of directors. Holders of the Class B common stock are not entitled to dividends in respect of their shares of Class B common stock. As of December 31, 2022, 79,240,058 shares of Class A common stock were outstanding, 229,652,641 shares of Class B common stock were outstanding, and there were no shares of preferred stock outstanding.

Dividends and distributions are reflected in the Consolidated Statements of Stockholders' Equity when declared by the board of directors. Dividends are made to Class A common stockholders and distributions are made to holders of non-controlling interests in subsidiaries.

The following is a summary of cash dividends declared per share on the Company's Class A common stock during the year ended December 31, 2022:

Date Declared	Record Date	Payment date	Dividend per Class A Common Share	
May 10, 2022	May 20, 2022	June 3, 2022	$	0.44
August 9, 2022	August 19, 2022	September 2, 2022	$	0.39
November 9, 2022	November 21, 2022	December 2, 2022	$	0.26

On February 15, 2023, the Company's board of directors declared and approved a cash dividend for the fourth quarter of 2022 of $0.50 per share of Class A common stock of record at the close of business on February 27, 2023, payable on March 10, 2023.

22. **Subsequent Events**

Other than the events noted in Note 20 and Note 21 to the Consolidated Financial Statements, there have been no additional events since December 31, 2022 that require recognition or disclosure in the Consolidated Financial Statements.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosures

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) are designed to ensure that information required to be disclosed by us in reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely discussions regarding required disclosure.

In designing and evaluating our disclosure controls and procedures, management recognizes that any disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

We, under the supervision of and with participation of our management, including our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective as of December 31, 2022.

Management's Annual Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of its principal executive and principal financial officer and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of its consolidated financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

The Company's internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of the Company's assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and the directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on its consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2022 based on the framework established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2022 was effective.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during the fiscal quarter ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.


Part III


Item 10. Directors, Executive Officers and Corporate Governance

Information about our directors and executive officers as well as corporate governance matters will be in our 2023 Proxy Statement, which is expected to be filed no later than 120 days after the end of our fiscal year ended December 31, 2022 under the captions "Corporate Governance," "Election of Directors" and "Executive Officers" and is incorporated in this Form 10-K by reference.

Code of Conduct and Ethics

We have a code of conduct and ethics that applies to all of our directors, employees and officers. A copy of the code is available on our website located at www.tpg.com. Any amendments or waivers to our code for our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, will be disclosed on our Internet website promptly following the date of such amendment or waiver, as and if required by applicable law.

Corporate Governance Guidelines

We have adopted corporate governance guidelines in accordance with the corporate governance rules of Nasdaq. These guidelines cover a number of areas including director responsibilities, director elections and re-elections, composition of the board of directors, including director qualifications and diversity and board committees, executive sessions, director access to management and, as necessary and appropriate, independent advisors, director orientation and continuing education, board materials, management succession and evaluations of the board of directors and the board's committees. A copy of our corporate governance guidelines is available on our website at www.tpg.com.

Item 11. Executive Compensation

Information relating to our executive officer and director compensation and the compensation committee of the board of directors will be in the 2023 Proxy Statement under the caption "Compensation Matters" and is incorporated in this Form 10-K by reference.

Item 12. Security Ownership of Certain Beneficial Owner and Management and Related Stockholder Matters

Information relating to securities authorized for issuance under equity compensation plans, security ownership of certain beneficial owners of our common stock and information relating to the security ownership of our management will be in the 2023 Proxy Statement under the captions "Beneficial Ownership" and "Securities Authorized for Issuance under Equity Compensation Plans" and is incorporated in this Form 10-K by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information regarding certain relationships and related transactions and director independence will be in the 2023 Proxy Statement under the captions "Certain Relationships and Related Transactions" and "Director Independence" and is incorporated in this Form 10-K by reference.

Item 14. Principal Accounting Fees and Services

Information regarding principal accounting fees and services will be in the 2023 Proxy Statement under the caption "Ratification of Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively, the "Deloitte Entities") as our Independent Registered Public Accounting Firm for 2023" and is incorporated in this Form 10-K by reference.

Item 15. Exhibits, Financial Statement Schedules

(a)   The following documents are filed as part of this annual report.

1.   *Financial Statements*:

See Item 8 above.

2.   *Financial Statement Schedules:*

All schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

3.   *Exhibits*:

Exhibits are included below.

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation of TPG Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed on December 8, 2022).
3.2	Bylaws of TPG Inc. (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-8, filed on January 13, 2022).
4.1*	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.
10.1	Sixth Amended and Restated Limited Partnership Agreement of TPG Operating Group I, L.P., dated as of January 12, 2022, among TPG Holdings I-A, LLC and the limited partners of TPG Operating Group I, L.P. party thereto (incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K, filed on March 29, 2022).
10.2	Sixth Amended and Restated Limited Partnership Agreement of TPG Operating Group II, L.P., dated as of January 12, 2022, among TPG Holdings II-A, LLC and the limited partners of TPG Operating Group II, L.P. party thereto (incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K, filed on March 29, 2022).
10.3	Sixth Amended and Restated Limited Partnership Agreement of TPG Operating Group III, L.P., dated as of January 12, 2022, among TPG Holdings III-A, L.P. and the limited partners of TPG Operating Group III, L.P. party thereto (incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K, filed on March 29, 2022).
10.4	Indenture, dated as of May 9, 2018 and Amended as of October 1, 2019 between TPG Holdings I FinanceCo, L.P., TPG Holdings II FinanceCo, L.P., TPG Holdings III FinanceCo, L.P. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1, filed on December 16, 2021).
10.5	Fifth Amended and Restated Credit Agreement, dated as of July 15, 2022, among TPG Operating Group II, L.P., acting through its general partner, TPG Holdings II-A, LLC, the co-borrowers party thereto, the subsidiary borrowers from time to time party thereto, the lenders from time to time party thereto and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on July 18, 2022).
10.6	First Amendment Agreement to the Fifth Amended and Restated Credit Agreement, dated as of August 23, 2022, among TPG Operating Group II, L.P., the co-borrowers party thereto, the subsidiary borrowers from time to time party thereto, the lenders from time to time party thereto and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q, filed on November 9, 2022).
10.7	Amended and Restated Credit Agreement, dated as of July 15, 2022, among TPG Operating Group II, L.P., as borrower, TPG Operating Group I, L.P., TPG Holdings II Sub, L.P., TPG Operating Group III, L.P. as guarantors, the lenders party thereto and Wells Fargo Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed on July 18, 2022).

10.8	Reorganization Agreement, dated as of December 31, 2021, among TPG Holdings I, L.P., TPG Holdings II, L.P., TPG Holdings III, L.P., TPG Group Advisors (Cayman), Inc., TPG Group Advisors (Cayman), LLC, TPG Partner Holdings Advisors, Inc., TPG Group Holdings (SBS) Advisors, Inc., TPG Group Holdings (SBS) Advisors, LLC, David Bonderman, James G. Coulter, Jon Winkelried and TPG GP A, LLC (incorporated by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K, filed on March 29, 2022).
10.9	Tax Receivable Agreement, dated as of January 12, 2022, among TPG Inc., TPG OpCo Holdings, L.P., TPG Operating Group I, L.P., TPG Operating Group II, L.P., TPG Operating Group III, L.P. and each of the other persons party thereto (incorporated by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K, filed on March 29, 2022).
10.10	Exchange Agreement, dated as of January 12, 2022, among TPG Inc., TPG OpCo Holdings, L.P., TPG Operating Group I, L.P., TPG Operating Group II, L.P., TPG Operating Group III, L.P. and each of the other persons party thereto (incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K, filed on March 29, 2022).
10.11	Investor Rights Agreement, dated as of January 12, 2022, among TPG Inc., TPG Operating Group I, L.P., TPG Operating Group II, L.P., TPG Operating Group III, L.P., TPG Group Holdings (SBS), L.P., TPG New Holdings, LLC, TPG Partner Holdings, L.P. and each of the other persons party thereto (incorporated by reference to Exhibit 10.10 to the Company's Annual Report on Form 10-K, filed on March 29, 2022).
10.12	Administrative Services Agreement, dated as of December 31, 2021, between TPG Global, LLC and Tarrant Remain Co GP, LLC (incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K, filed on March 29, 2022).
10.13	Performance Earnings Agreement, dated as of December 31, 2021, among Tarrant Remain Co I, L.P., Tarrant Remain Co II, L.P., Tarrant Remain Co III, L.P., TPG Holdings I, L.P., TPG Holdings II, L.P., TPG Holdings III, L.P. and TPG Partners, LLC (incorporated by reference to Exhibit 10.12 to the Company's Annual Report on Form 10-K, filed on March 29, 2022).
10.14	Master Contribution Agreement, dated as of December 31, 2021, among TPG Holdings I, L.P., TPG Holdings II, L.P., TPG Holdings III, L.P., Tarrant Remain Co I, L.P., Tarrant Remain Co II, L.P., Tarrant Remain Co III, L.P. and each of the other persons party thereto (incorporated by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-K, filed on March 29, 2022).
10.15	Form of Strategic Investor Transfer Agreement (incorporated by reference to Exhibit 10.14 to the Company's Registration Statement on Form S-1, filed on December 16, 2021).
10.16†	Employment Agreement, dated as of December 15, 2021, among TPG Global, LLC, TPG Holdings, L.P., TPG Partner Holdings, L.P., TPG Group Advisors (Cayman), Inc. and Jon Winkelried (incorporated by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K, filed on March 29, 2022).
10.17†	Employment Agreement, dated as of December 15, 2021, among TPG Global, LLC, TPG Holdings, L.P., TPG Partner Holdings, L.P., TPG Group Advisors (Cayman), Inc., TPG Partners, LLC and James G. Coulter (incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K, filed on March 29, 2022).
10.18†	Letter Agreement, dated as of December 15, 2021, among TPG Global, LLC, TPG Holdings, L.P., TPG Partner Holdings, L.P., TPG Group Advisors (Cayman), Inc., TPG Partners, LLC and David Bonderman (incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K, filed on March 29, 2022).
10.19†	Letter Agreement, dated as of December 15, 2021, between TPG Global, LLC and Jonathan Coslet (incorporated by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K, filed on March 29, 2022).
10.20†	Executive Retention Agreement, dated as of November 13, 2021, between TPG Partner Holdings, L.P. and Kelvin L. Davis (incorporated by reference to Exhibit 10.19 to the Company's Registration Statement on Form S-1, filed on December 16, 2021).
10.21†	Form of U.S. Offer Letter for TPG Inc. (incorporated by reference to Exhibit 10.20 to the Company's Registration Statement on Form S-1, filed on December 16, 2021).
10.22†	TPG Inc. Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8, filed on January 13, 2022).
10.23†	Form of Restricted Stock Unit Grant Agreement under the TPG Inc. Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K, filed on March 29, 2022).

10.24†	Form of Restricted Stock Unit Grant Agreement (Directors) under the TPG Inc. Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.23 to the Company's Annual Report on Form 10-K, filed on March 29, 2022).
10.25†	Form of Performance Restricted Stock Unit Grant Agreement under the TPG Inc. Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.24 to the Company's Annual Report on Form 10-K, filed on March 29, 2022).
10.26†	Form of TPG Partner Holdings Interest Schedule (Individual) (incorporated by reference to Exhibit 10.25 to the Company's Registration Statement on Form S-1, filed on December 16, 2021).
10.27†	Form of Director and Officer Indemnification Agreement for TPG Inc. (incorporated by reference to Exhibit 10.26 to the Company's Registration Statement on Form S-1, filed on December 16, 2021).
10.28	Amended and Restated Limited Liability Company Agreement of TPG GP A, LLC, dated as of January 12, 2022, among TPG Partners, LLC and the members of TPG GP A, LLC party thereto (incorporated by reference to Exhibit 10.27 to the Company's Annual Report on Form 10-K, filed on March 29, 2022).
10.29	Founder Exchange Agreement, dated as of January 12, 2022, among David Bonderman, James G. Coulter, BondCo, Inc., CoulCo, Inc., TPG Holdings II Sub, L.P., TPG GP Advisors, Inc., TPG PEP GenPar Advisors, Inc., TPG GP A, LLC, New TPG GP Advisors, Inc., TPG Group Holdings (SBS) Advisors, Inc., TPG Partner Holdings Advisors, Inc. and TPG Inc. (incorporated by reference to Exhibit 10.28 to the Company's Annual Report on Form 10-K, filed on March 29, 2022).
10.30	Founder Net Settlement Agreement, dated as of December 31 2021, among David Bonderman, James G. Coulter, TPG Europe, LLC, TPG Europe II, LLC, BondCo, Inc., CoulCo, Inc., TPG Holdings II Sub, L.P., TPG Global Advisors, LLC, TPG Global, LLC, TPG International, LLC and Tarrant Capital, LLC (incorporated by reference to Exhibit 10.29 to the Company's Annual Report on Form 10-K, filed on March 29, 2022).
10.31*†	Independent Director Compensation Policy.
14.1*	TPG Inc. Code of Conduct and Ethics.
21.1*	List of subsidiaries.
23.1*	Consent of Deloitte & Touche LLP as to TPG Inc.
31.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Chief Executive Officer of Periodic Financial Reports pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.
32.2*	Certification of Chief Financial Officer of Periodic Financial Reports pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.
101.INS*	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document).

_____

*	Filed herewith
†	Management compensatory plan or arrangement

Item 16. Form 10-K Summary

Not applicable.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2023   By: /s/ Jon Winkelried
                                                    Name: Jon Winkelried
                                                    Title: Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ David Bonderman David Bonderman	Founding Partner, Non-Executive Chairman and Director	February 24, 2023
/s/ James G. Coulter James G. Coulter	Founding Partner, Executive Chairman and Director	February 24, 2023
/s/ Jon Winkelried Jon Winkelried	Chief Executive Officer and Director (Principal Executive Officer)	February 24, 2023
/s/ Jack Weingart Jack Weingart	Chief Financial Officer and Director (Principal Financial Officer)	February 24, 2023
/s/ Martin Davidson Martin Davidson	Chief Accounting Officer (Principal Accounting Officer)	February 24, 2023
/s/ Todd Sisitsky Todd Sisitsky	Director	February 24, 2023
/s/ Anilu Vazquez-Ubarri Anilu Vazquez-Ubarri	Director	February 24, 2023
/s/ Maya Chorengel Maya Chorengel	Director	February 24, 2023
/s/ Jonathan Coslet Jonathan Coslet	Director	February 24, 2023
/s/ Kelvin Davis Kelvin Davis	Director	February 24, 2023
/s/ Ganen Sarvanathan Ganen Sarvananthan	Director	February 24, 2023
/s/ David Trujillo David Trujillo	Director	February 24, 2023
/s/ Gunther Bright Gunther Bright	Director	February 24, 2023
/s/ Mary Cranston Mary Cranston	Director	February 24, 2023
/s/ Deborah M. Messemer Deborah M. Messemer	Director	February 24, 2023

Market for TPG Inc. Class A Common Stock

Shares of our Class A common stock are listed on the Nasdaq Global Select Market under the symbol "TPG."

Stock Performance Graph

The following graph depicts the total return to holders of our Class A common stock from the closing price on January 13, 2022 (the date our Class A common stock commenced trading on the Nasdaq Global Select Market) through December 31, 2022, relative to the performance of the S&P 500 Index and the Dow Jones U.S. Asset Managers Index. The graph assumes an initial investment of $100 on January 13, 2022 and the reinvestment of any dividends.

The performance graph is not intended to be indicative of future performance. The performance graph shall not be deemed "soliciting material" or to be "filed" with the U.S. Securities and Exchange Commission for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any of TPG Inc.'s filings under the Securities Act of 1933, as amended, or the Exchange Act.



Management

David Bonderman
Non-Executive Chairman

Jon Winkelried
Chief Executive Officer

Todd Sisitsky
President

Ken Murphy
Chief Operating Officer

Joann Harris
Chief Compliance Officer

Jim Coulter
Executive Chairman

Jack Weingart
Chief Financial Officer

Anilu Vazquez-Ubarri
Chief Human Resources Officer

Bradford Berenson
General Counsel

Board of Directors

David Bonderman
Non-Executive Chairman, TPG Inc.

Jon Winkelried
Chief Executive Officer, TPG Inc.

Todd Sisitsky
President, TPG Inc., and Managing Partner of
TPG Capital in the United States and Europe

Maya Chorengel
Co-Managing Partner of The Rise Funds

Kelvin Davis
Co-Head of TPG Real Estate

David Trujillo
Co-Managing Partner of TPG Growth,
Co-Managing Partner of TPG Tech Adjacencies
and Managing Partner of TPG Digital Media

Mary Cranston*
Former Firm Senior Partner and Chair Emeritus
of Pillsbury Winthrop Shaw Pittman LLP

Jim Coulter
Executive Chairman, TPG Inc.

Jack Weingart
Chief Financial Officer, TPG Inc.

Anilu Vazquez-Ubarri
Chief Human Resources Officer, TPG Inc.

Jonathan Coslet
Vice Chair, TPG Inc.

Ganen Sarvananthan
Managing Partner of TPG Asia,
Co-Head of Southeast Asia

Gunther Bright*
Executive Vice President and General Manager
of Global and U.S. Large Enterprises,
American Express

Deborah Messemer*
Former Managing Partner of KPMG LLP's
Bay Area and Northwest Region

* Independent director

PRINCIPAL EXECUTIVE OFFICES
301 Commerce Street, Suite 3300
Fort Worth, Texas 76102
(817) 871-4000

TRANSFER AGENT & REGISTRAR
American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, New York 11219

INVESTOR RELATIONS
Gary Stein
(212) 601-4750
shareholders@tpg.com

**INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM**
Deloitte & Touche LLP
Fort Worth, Texas

